IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.



03038004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

PROCESSED

NOV 10 2003

THOMSON
FINANCIAL

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K for November 7, 2003	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

NY1 5463245v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this November , 2003.

CWABS, INC.

By: _____

Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE
COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A
CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-5

ABS New Transaction

Computational Materials

$3,355,167,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-5



HOME LOANS

Seller and Master Servicer

 

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-5

Preliminary Term Sheet   *Date Prepared: November 5, 2003*

$3,355,167,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-5

Class [1]	Principal Amount[2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's/Fitch) [4]	Last Scheduled Distribution Date	Certificate Type
AF-1A[5]				*Not Offered*		
AF-1B[5]	343,754,000	1.00 / 1.00	1 - 23 / 1 - 23	[AAA]/Aaa/AAA	Aug 2022	Floating Rate Senior Sequential
AF-2[5]	123,729,000	2.12 / 2.12	23 - 29 / 23 - 29	[AAA]/Aaa/AAA	Apr 2025	Fixed Rate Senior Sequential
AF-3[5]	226,887,000	3.00 / 3.00	29 - 48 / 29 - 48	[AAA]/Aaa/AAA	Apr 2030	Fixed Rate Senior Sequential
AF-4[5]	139,273,000	5.00 / 5.00	48 - 78 / 48 - 78	[AAA]/Aaa/AAA	Aug 2032	Fixed Rate Senior Sequential
AF-5[5]	107,933,500	6.97 / 11.46	78 - 84 / 78 - 229	[AAA]/Aaa/AAA	Feb 2034	Fixed Rate Senior Sequential
AF-6[5]	156,100,000	6.10 / 6.75	37 - 84 / 37 - 227	[AAA]/Aaa/AAA	Jan 2034	Fixed Rate Senior Lockout
MF-1[5]	85,855,000	5.40 / 6.48	37 - 84 / 37 - 186	[AA]/Aa2/AA	Jan 2034	Fixed Rate Mezzanine
MF-2[5]	66,342,500	5.40 / 6.42	37 - 84 / 37 - 171	[A]/A2/A	Nov 2033	Fixed Rate Mezzanine
MF-3[5]	19,512,500	5.40 / 6.34	37 - 84 / 37 - 152	[A-]/A3/A-	Sep 2033	Fixed Rate Mezzanine
MF-4[5]	19,512,500	5.40 / 6.28	37 - 84 / 37 - 145	[BBB+]/Baa1/A-	Aug 2033	Fixed Rate Mezzanine
MF-5[5]	15,610,000	5.40 / 6.20	37 - 84 / 37 - 135	[BBB]/Baa2/BBB+	Jun 2033	Fixed Rate Mezzanine
BF[5]	15,610,000	5.40 / 6.07	37 - 84 / 37 - 125	[BBB-]/Baa3/BBB	Apr 2033	Fixed Rate Subordinate
1-AV-1[6]				*Not Offered*		
1-AV-2[6]				*Not Offered*		
2-AV-1[7]				*Not Offered*		
3-AV-1[8]	101,913,000	2.06 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
MV-1[9]	122,525,000	4.64 / 4.77	44 - 84 / 44 - 118	[AA]/Aa2/AA	Jan 2034	Floating Rate Mezzanine
MV-2[9]	98,962,500	4.27 / 4.37	40 - 84 / 40 - 107	[A]/A2/A	Jan 2034	Floating Rate Mezzanine
MV-3[9]	32,987,500	4.15 / 4.19	39 - 84 / 39 - 94	[A-]/A3/A-	Nov 2033	Floating Rate Mezzanine
MV-4[9]	23,562,500	4.09 / 4.10	38 - 84 / 38 - 87	[BBB+]/Baa1/BBB+	Sep 2033	Floating Rate Mezzanine
MV-5[9]	23,562,500	4.01 / 4.01	37 - 80 / 37 - 80	[BBB]/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
BV[9]	18,850,000	3.89 / 3.89	37 - 72 / 37 - 72	[BBB-]/Baa3/BBB-	May 2033	Floating Rate Subordinate
Total:	**3,355,167,000**					

(1) The margins on the Class 1-AV-1, Class1-AV-2, 2-AV-1 and Class 3-AV-1 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class AF-5 Certificates increases by 0.50% after the Clean-up Call date.

(2) The principal balance of each Class of Certificates is subject to a 10% variance.

(3) See "Pricing Prepayment Speed" below.

(4) Rating Agency Contacts: Linda Wu, Standard & Poors, 212.438.1567; Tamara Zaliznyak, Moody's Ratings, 212.553.7761; Kei Ishidoya, Fitch Ratings, 212.908.0238.

(5) The Class AF-1A Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, with the Class AF-1A Certificates, the **"Class AF Certificates"**) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (collectively the **"Fixed Rate Subordinate Certificates"**) are backed primarily by (a) until the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 2 Mortgage Loans and (b) on each Distribution Date on or after the Distribution Date on which the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 1 and Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(6) The Class 1-AV-1 and Class 1-AV-2 Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(7) The Class 2-AV-1 Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 4 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(8) The Class 3-AV-1 Certificates are backed primarily by the cashflows from the Group 5 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to m ake certain payments to the Senior Certificate(s) related to the other loan group(s).

(9) The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, and Class BV Certificates (collectively, the **"Floating Rate Subordinate Certificates"** and, together with the Fixed Rate Subordinate Certificates, the **"Subordinate Certificates"**) are backed by the cashflows from the Group 3, Group 4 and Group 5 Mortgage Loans.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement

3

 Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-5

Trust:	Asset-Backed Certificates, Series 2003-5.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc. and Deutsche Bank Securities, Inc. (Co-Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Class AF Certificates (other than the Class AF-1A Certificates), the Class 3-AV-1 Certificates and Subordinate Certificates (collectively referred to herein as the *"Offered Certificates"*).
Non-Offered Certificates:	The *"Non-Offered Certificates"* consist of the Class AF-1A, Class 1-AV-1, Class 1-AV-2 and Class 2-AV-1 and one or more certificates representing the residual interest in the pool. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the *"Certificates."*
Fixed Rate Certificates:	The *"Fixed Rate Certificates"* consist of the Class AF Certificates (other than the Class AF-1A and Class AF-1B Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The *"Floating Rate Certificates"* consist of the Class AF-1A, Class AF-1B, Class 1-AV-1, Class 1-AV-2, Class 2-AV-1, Class 3-AV-1 and Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 Class 3-AV-1 Certificates (the *"Class AV Certificates"*) and the Class AF Certificates are referred to herein as the *"Senior Certificates."*
Certificates:	The *"Certificates"* consist of the Fixed Rate Certificates and Floating Rate Certificates.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of November 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of November 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	November [7], 2003.
Expected Closing Date:	November [25], 2003.
Expected Settlement Date:	November [25], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from November 1, 2003 up to, but not including, the Settlement Date.


Interest Accrual Period:	The *"Interest Accrual Period"* for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The *"Interest Accrual Period"* for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Class AV Certificates and Floating Rate Subordinate Certificates will constitute "mortgage related securities" for purposes of SMMEA. The Class AF Certificates and Fixed Rate Subordinate Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the *"Clean-up Call"*) which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

With respect to the Fixed Rate Mortgage Loans, 100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% in month one, and increase by 2.2% each month to 22% CPR in month ten, and remain at 22% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. With respect to the Adjustable Rate Mortgage Loans, 100% PPC assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing to and remaining constant at 35% CPR from month 28 until month 35, increasing to 65% CPR from month 36 to month 39 and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period. |
| *Mortgage Loans:* | The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the *"Statistical Pool"*). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the *"Mortgage Pool"*). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $3,445,999,674 (the *"Mortgage Loans"*) of which: (i) approximately $569,742,223 were fixed rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 1 Mortgage Loans"*), (ii) approximately $991,257,618 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 2 Mortgage Loans"* and, together with the Group 1 Mortgage Loans, the *"Fixed Rate Mortgage Loans"*), (iii) approximately $1,370,345,139 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 3 Mortgage Loans"*), (iv) approximately $388,274,385 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 4 Mortgage Loans"*) and (iii) approximately $126,380,308 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 5 Mortgage Loans"* and, together with the Group 3 and Group 4 Mortgage Loans, the *"Adjustable Rate Mortgage Loans"*). |
| *Pass-Through Rate:* | The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap. |



SECURITIES CORPORATION
A Countrywide Capital Markets Company

The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

*Adjusted Net
Mortgage Rate:*

The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the *"Expense Fee Rate"*).

*Adjusted Maximum
Mortgage Rate:*

The *"Adjusted Maximum Mortgage Rate"* for each Adjustable Rate Mortgage Loan is equal to the gross maximum mortgage rate less, in each case, the Expense Fee Rate.

Maximum Rate:

The *"Maximum Rate"* is equal to, with respect to (i) the Class AF-1A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (ii) the Class AF-1B Certificates, 7.50%, (iii) the Class 1-AV-1 and Class 1-AV-2 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3 Mortgage Loans, (iv) the Class 2-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 4 Mortgage Loans, (v) the Class 3-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 5 Mortgage Loans and (vi) the Floating Rate Subordinate Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3, Group 4 and Group 5 Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in the case of (i), (iii), (iv), (v) and (vi), above, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Cap:

The *"Net Rate Cap"* is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
AF-1A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
AF (other than AF-1A) and Fixed Rate Subordinate	The weighted average of (a) the weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and (b) the weighted average of the Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans; weighted, in the case of (a), above, by the excess of the unpaid principal balance of the Group 1 Mortgage Loans over the Class AF-1A Certificate Balance and, in the case of (b), above, by the unpaid principal balance of the Group 2 Mortgage Loans (in the case of the Class AF-1B Certificates only, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
1-AV-1 and 1-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 4 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-AV-1	The weighted average Adjusted Net Mortgage Rate of the Group 5 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Net Rate Caps of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 and Class 3-AV-1 Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).



Net Rate Carryover: For any Class of Certificates and on any Distribution Date on which the Pass-Through Rate for such Class is limited by the related Net Rate Cap, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (in the case of the Floating Rate Certificates, up to the related Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap but, in the case of the Floating Rate Certificates, limited by the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Floating Rate Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include six Corridor Contracts for the benefit of the Class AF-1B, Class 1-A V-1, Class 1-A V-2, Class 2-A V-1, Class 3-A V-1 and Floating Rate Subordinate Certificates (the *"Class AF-1B Corridor Contract," "Class 1-AV-1 Corridor Contract," "Class 1-AV-2 Corridor Contract," "Class 2-AV-1 Corridor Contract," "Class 3-AV-1 Corridor Contract"* and *"Floating Rate Subordinate Corridor Contract,"* respectively, and, collectively, the *"Corridor Contracts"*).

Corridor Contract	Initial Notional Amount	1 Month LIBOR Strike (Per Annum)	1 Month LIBOR Ceiling (Per Annum)
Class AF-1B	$346,908,000	Periods 1-23: 6.50%	Periods 1-12: 7.00% Periods 13-23: 7.50%
Class 1-A V-1	$500,000,000	Periods 1-24: 6.64% Periods 25-36: 6.74%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Class 1-A V-2	$596,947,000	Periods 1-24: 6.65% Periods 25-39: 6.75%	Periods 1-34: 9.00% Periods 35-39: 8.00%
Class 2-A V-1	$312,501,000	Periods 1-24: 5.80% Periods 25-34: 5.90% Periods 35-39: 6.00% Periods 40-46: 6.10%	Periods 1-12: 7.50% Periods 13-24: 8.50% Periods 25-39: 9.00% Periods 40-46: 8.00%
Class 3-A V-1	$69,874,000	Periods 1-24: 6.42% Periods 25-36: 6.52%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Floating Rate Subordinate	$320,450,000	Periods 1-36: 6.00%	Periods 1-12: 6.50% Periods 13-36: 7.50%

After the Closing Date, the notional amount of the Corridor Contracts (except for the Floating Rate Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in November 2006, when the Notional Amount will equal zero) will amortize down pursuant to an amortization schedule that was intended to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1B Corridor Contract will be available to pay the holders of the Class AF-1B Certificates the related Net Rate Carryover, (b) the Class 1-A V-1 Corridor Contract will be available to pay the holders of the Class 1-A V-1 Certificates the related Net Rate Carryover, (c) the Class 1-A V-2 Corridor Contract will be available to pay the holders of the Class 1-A V-2 Certificates the related Net Rate Carryover, (d) the Class 2-A V-1 Corridor Contract will be available to pay the holders of the Class 2-A V-1 Certificates the related Net Rate Carryover, (e) the Class 3-A V-1 Corridor Contract will be available to pay the holders of the Class 3-A V-1 Certificates the related Net Rate Carryover and (f) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Credit Enhancement:

Class	S&P/ Moody's/Fitch	Initial Subordination at Closing	Target Subordination at Stepdown
AF	[AAA]/Aaa/AAA	17.05%	34.10%
MF-1	[AA]/Aa2/AA	11.55%	23.10%
MF-2	[A]/A2/A	7.30%	14.60%
MF-3	[A-]/A3/A-	6.05%	12.10%
MF-4	[BBB+]/Baa1/A-	4.80%	9.60%
MF-5	[BBB]/Baa2/BBB+	3.80%	7.60%
BF	[BBB-]/Baa3/BBB	2.80%	5.60%
AV	[AAA]/Aaa/AAA	19.50%	39.00%
MV-1	[AA]/Aa2/AA	13.00%	26.00%
MV-2	[A]/A2/A	7.75%	15.50%
MV-3	[A-]/A3/A-	6.00%	12.00%
MV-4	[BBB+]/Baa1/BBB+	4.75%	9.50%
MV-5	[BBB]/Baa2/BBB	3.50%	7.00%
BV	[BBB-]/Baa3/BBB-	2.50%	5.00%

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of Certificates, as the case may be:

1. Excess Cashflow. *"Fixed Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from the Fixed Rate Mortgage Loans after priorities 1) and 2) under "Fixed Rate Certificates Priority of Distributions" and after priority 5) under "Adjustable Rate Certificates Priority of Distributions." *"Adjustable Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from Adjustable Rate Mortgage Loans after priorities 1) and 2) under "Adjustable Rate Certificates Priority of Distributions" and after priority 5) under "Fixed Rate Certificates Priority of Distributions."

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates (*"O/C"*). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that *the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal* on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the related Mortgage Loans, until the O/C reaches the related Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

3. Subordination. The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower designation.

Fixed Rate Overcollateralization Target: Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.80% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date (the *"Initial Fixed Rate O/C Target"*). The initial amount of fixed rate overcollateralization will be 2.80%.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 5.60% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Fixed Rate O/C Floor"*) of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date.



Provided, however, that if certain Fixed Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

*Adjustable Rate
Overcollateralization Target:* Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 2.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date (the *"Initial Adjustable Rate O/C Target"*). The initial amount of adjustable rate overcollateralization will be 2.50%.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 5.00% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Adjustable Rate O/C Floor"*) of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if certain Adjustable Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

*Fixed Rate
Delinquency Trigger Event:* With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Delinquency Trigger Event"* will occur if the product of (a) 2.00 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds the current Fixed Rate Required Percentage.

As used above, the "Fixed Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

*Fixed Rate Cumulative
Loss Trigger Event:* With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Fixed Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	2.00%
49 – 60	2.25%
61 – 72	4.50%
73 – 84	5.25%
85+	5.50%

Note that this is a Moody's trigger event and is subject to change.


*Adjustable Rate
Delinquency Trigger Event:* With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Delinquency Trigger Event"* will occur if the product of (a) 2.50 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds the current Adjustable Rate Required Percentage.

As used above, the "Adjustable Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

*Adjustable Rate Cumulative
Loss Trigger Event:* With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Adjustable Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	3.25%
49 – 60	5.00%
61 – 72	6.25%
73+	7.00%

Note that this is a Moody's trigger event and is subject to change.

Fixed Rate Stepdown Date: The earlier to occur of:
  (i) the Distribution Date on which the aggregate principal balance of the Class AF Certificates is reduced to zero; and
  (ii) the later to occur of:
    a. the Distribution Date in December 2006
    b. the first Distribution Date on which the aggregate principal balance of the Class AF Certificates is less than or equal to 65.90% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

*Adjustable Rate
Stepdown Date:* The earlier to occur of:
  (i) the Distribution Date on which the aggregate principal balance of the AV Certificates is reduced to zero; and
  (ii) the later to occur of:
    a. the Distribution Date in December 2006
    b. the first Distribution Date on which the aggregate principal balance of the Class AV Certificates is less than or equal to 61.00% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.


Allocation of Losses:	Any realized losses on the Mortgage Loans (after collections under a related MI Policy, if any) not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate groups in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Fixed Rate Certificates
Priority of Distributions:

Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to the Class AF-1A Certificates current and unpaid interest and (ii) from interest collections relating to the Group 1 Mortgage Loans (after payment to the Class AF-1A Certificates as described in (i), above) and from all interest collections relating to the Group 2 Mortgage Loans to the Class AF Certificates current and unpaid interest (other than the Class AF-1A Certificates), then (b) from remaining interest collections related to the Fixed Rate Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

2) Principal funds, sequentially, as follows: (a) to the the Class AF Certificates (in the manner and priority set forth under "Class AF Principal Distribution" below), then (b) from principal collections remaining after payment of (a), above, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;

3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (in the case of the Class AF-1B Certificates, after application of amounts received under the related corridor contract, as described above) and the Fixed Rate Subordinate Certificates (as described below);

6) Any remaining Fixed Rate Excess Cashflow, to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

7) Any remaining Fixed Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover (in the case of the Class AF-1B Certifciates, after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.


Adjustable Rate Certificates

Priority of Distributions: Available funds from the Group 3, Group 4 and Group 5 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) current and unpaid interest, concurrently, (i) from interest collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from interest collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from interest collections related to the Group 5 Mortgage Loans to the Class 3-AV-1 Certificates, then (b) from remaining interest collections related to the Adjustable Rate Mortgage Loans, current interest sequentially to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from principal collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from principal collections related to the Group 5 Mortgage Loans, to the Class 3-AV-1 Certificates, then, (b) from remaining principal collections related to the Adjustable Rate Mortgage Loans after payment of (a) above, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;

3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

4) Any remaining Adjustable Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);

6) Any remaining Adjustable Rate Excess Cashflow, to build Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

7) Any remaining Adjustable Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.



*Fixed Rate
Principal Paydown:*

Prior to the Fixed Rate Stepdown Date or if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is in effect on any Distribution Date, 100% of the available principal funds from Loan Group 1 and Loan Group 2 will be paid sequentially to the Class AF Certificates until they are reduced to zero (each, in the manner and priority set forth under "Class AF Principal Distribution" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of principal related to the Fixed Rate Mortgage Loans in the following order of priority: (i) first, to the Class AF Certificates, such that the sum of the unpaid principal balance of the Class AF Certificates in the aggregate will have 34.10% Subordination, (ii) second, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 23.10% Subordination, (iii) third, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-2 Certificates such that the Class MF-2 Certificates will have 14.60% Subordination, (iv) fourth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-3 Certificates such that the Class MF-3 Certificates will have 12.10% Subordination, (v) fifth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-4 Certificates such that the Class MF-4 Certificates will have 9.60% Subordination, (vi) sixth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-5 Certificates such that the Class MF-5 Certificates will have 7.60% Subordination and (vii) seventh, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class BF Certificates such that the Class BF Certificates will have 5.60% Subordination; each subject to the related O/C Floor.

*Adjustable Rate
Principal Paydown:*

Prior to the Adjustable Rate Stepdown Date or if an Adjustable Rate Trigger Event is in effect on any Distribution Date, (i) 100% of the available principal funds from Loan Group 3 will be paid, pro rata, to the Class 1-A V-1 and Class 1-A V-2 Certificates, (ii) 100% of the principal funds from Loan Group 4 will be paid to the Class 2-A V-1 Certificates and (iii) 100% of the principal funds from Loan Group 5 will be paid to Class 3-A V-1 Certificates; provided, however, that (x) if any of the Class 1-A V-1, Class 1-A V-2, Class 2-A V-1 or Class 3-A V-1 Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired class of Senior Certificates will be paid to the remaining Class AV Certificates on a pro rata basis, based on the certificate principal balances thereof, and (y) if all of the Class AV Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates.

On any Distribution Date on or after the Adjustable Rate Stepdown Date, and if an Adjustable Rate Trigger Event is not in effect on such Distribution Date, each of the Class 1-A V-1, Class 1-A V-2, Class 2-A V-1, Class 3-A V-1 and Floating Rate Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 3 Mortgage Loans, pro rata, to the Class 1-A V-1 and Class 1-A V-2 Certificates, (b) from principal collections related to the Group 4 Mortgage Loans, to the Class 2-A V-1 Certificates and (c) from principal collections related to the Group 5 Mortgage Loans, to the Class 3-A V-1 Certificates, in each case, such that the Class AV Certificates in the aggregate will have 39.00% subordination, (ii) second, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 26.00% Subordination, (iii) third, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 15.50% Subordination, (iv) fourth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-3 Certificates such that the Class MV-3 Certificates will have

12.00% Subordination, (v) fifth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-4 Certificates such that the Class MV-4 Certificates will have 9.50% Subordination, (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-5 Certificates such that the Class MV-5 Certificates will have 7.00% Subordination and (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class BV Certificates such that the Class BV Certificates will have 5.00% Subordination; each subject to the O/C Floor.

*Class AF Principal
Distribution:*

Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates, first from principal collections related to Loan Group 2 and then from principal collections related to Loan Group 1, the Lockout Percentage of their pro rata share of principal collections related to Loan Group 1 and Loan Group 2, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Concurrently (a) all remaining principal collections related to Loan Group 1, to the Class AF-1A Certificates until they are reduced to zero and (b) from Group 1 principal collections remaining after payment of 1 and 2(a) above, and principal collections related to Loan Group 2 after payment of 1 above, sequentially, to the Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates until their respective principal balances are reduced to zero.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]



Discount Margin/Yield Tables (%) (1)

Class AF-1B (To Call)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

Class AF-1B (To Maturity)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

Class AF-2 (To Call)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

Class AF-2 (To Maturity)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

(1) See definition of Pricing Prepayment Speed above.



Class AF-3 (To Call)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06

Class AF-3 (To Maturity)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06

Class AF-4 (To Call)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.658	4.640	4.621	4.581
WAL (yr)	27.142	7.008	5.000	3.847	2.585
MDUR (yr)	15.10	5.83	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Oct12	May10	Sep08	Oct06

Class AF-4 (To Maturity)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.659	4.640	4.621	4.581
WAL (yr)	27.142	7.181	5.000	3.847	2.585
MDUR (yr)	15.10	5.94	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Apr14	May10	Sep08	Oct06



Class AF-5 (To Call)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.708	5.680	5.668	5.655	5.624
WAL (yr)	28.485	8.917	6.970	5.590	3.867
MDUR (yr)	13.82	6.83	5.62	4.67	3.38
First Prin Pay	Feb32	Oct12	May10	Sep08	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-5 (To Maturity)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.712	5.840	5.844	5.810	5.666
WAL (yr)	29.071	14.547	11.459	8.407	4.228
MDUR (yr)	13.93	9.54	8.07	6.34	3.63
First Prin Pay	Feb32	Apr14	May10	Sep08	Oct06
Last Prin Pay	Aug33	Sep26	Dec22	Dec19	Aug16

Class AF-6 (To Call)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.639	4.634	4.628	4.615
WAL (yr)	13.156	6.777	6.097	5.375	4.392
MDUR (yr)	9.37	5.64	5.18	4.65	3.89
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-6 (To Maturity)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.641	4.639	4.638	4.639
WAL (yr)	13.156	7.007	6.749	6.650	6.807
MDUR (yr)	9.37	5.78	5.62	5.55	5.65
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	Jul33	Jul26	Oct22	Oct19	Jun16



Class MF-1 (To Call)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.362	5.349	5.337	5.325
WAL (yr)	25.404	6.778	5.403	4.585	3.989
MDUR (yr)	13.52	5.48	4.54	3.95	3.50
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-1 (To Maturity)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.369	5.358	5.349	5.339
WAL (yr)	25.523	8.004	6.479	5.509	4.754
MDUR (yr)	13.55	6.12	5.18	4.54	4.04
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	Jul33	Oct22	May19	Dec16	Mar14

Class MF-2 (To Call)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.763	5.748	5.735	5.720
WAL (yr)	25.404	6.778	5.403	4.556	3.850
MDUR (yr)	12.99	5.40	4.48	3.88	3.36
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-2 (To Maturity)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.770	5.758	5.747	5.734
WAL (yr)	25.517	7.928	6.418	5.426	4.572
MDUR (yr)	13.01	5.98	5.07	4.43	3.86
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May33	Apr21	Feb18	Oct15	Apr13



Class MF-3 (To Call)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.014	5.999	5.985	5.967
WAL (yr)	25.404	6.778	5.403	4.548	3.787
MDUR (yr)	12.67	5.35	4.45	3.85	3.29
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-3 (To Maturity)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.021	6.009	5.997	5.982
WAL (yr)	25.507	7.840	6.345	5.355	4.459
MDUR (yr)	12.69	5.88	4.99	4.36	3.76
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	Mar33	May19	Jul16	Jun14	Mar12

Class MF-4 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.638	6.699	6.757	6.828
WAL (yr)	25.404	6.778	5.403	4.540	3.776
MDUR (yr)	12.24	5.27	4.39	3.80	3.25
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-4 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.612	6.663	6.711	6.771
WAL (yr)	25.496	7.773	6.283	5.295	4.407
MDUR (yr)	12.26	5.75	4.87	4.26	3.67
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Feb33	Aug18	Dec15	Nov13	Oct11



Class MF-5 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.698	7.180	7.350	7.511	7.715
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	12.05	5.23	4.35	3.76	3.21
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-5 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.697	7.116	7.257	7.394	7.566
WAL (yr)	25.477	7.672	6.198	5.214	4.327
MDUR (yr)	12.07	5.64	4.78	4.17	3.59
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Dec32	Sep17	Feb15	Mar13	Mar11

Class BF (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.988	10.100	10.851	11.558	12.448
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	11.06	4.98	4.16	3.60	3.09
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class BF (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.987	9.874	10.518	11.135	11.897
WAL (yr)	25.440	7.518	6.069	5.106	4.242
MDUR (yr)	11.06	5.26	4.46	3.89	3.38
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Oct32	Sep16	Apr14	Jul12	Sep10



Class 3-AV-1 (To Call)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	19.222	2.661	2.055	1.540	1.282
MDUR (yr)	16.52	2.60	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 3-AV-1 (To Maturity)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	36	36	35	35
WAL (yr)	19.285	2.753	2.121	1.540	1.282
MDUR (yr)	16.56	2.68	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06

Class MV-1 (To Call)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.234	5.047	4.636	5.232	3.886
MDUR (yr)	21.03	4.83	4.47	5.02	3.77
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-1 (To Maturity)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	66	66	68	68
WAL (yr)	26.383	5.240	4.772	5.855	4.304
MDUR (yr)	21.13	4.99	4.59	5.58	4.16
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	Jul33	Aug16	Sep13	Apr13	Dec10


Class MV-2 (To Call)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	165	165	165	165
WAL (yr)	26.234	4.968	4.271	4.195	3.352
MDUR (yr)	18.57	4.60	4.01	3.96	3.20
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-2 (To Maturity)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	167	167	166	166
WAL (yr)	26.379	5.109	4.367	4.249	3.384
MDUR (yr)	18.64	4.71	4.09	4.01	3.23
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	Jul33	Jun15	Oct12	Dec10	Feb09

Class MV-3 (To Call)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	26.234	4.936	4.149	3.835	3.162
MDUR (yr)	18.02	4.53	3.88	3.61	3.01
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-3 (To Maturity)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	191	191	190	190
WAL (yr)	26.370	5.008	4.192	3.847	3.166
MDUR (yr)	18.08	4.59	3.91	3.62	3.02
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May33	Jan14	Sep11	Dec09	Jun08



Class MV-4 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.234	4.924	4.095	3.701	3.101
MDUR (yr)	15.85	4.37	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Jul09	Feb08

Class MV-4 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.360	4.941	4.100	3.701	3.101
MDUR (yr)	15.89	4.38	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	Mar33	Apr13	Feb11	Jul09	Feb08

Class MV-5 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.234	4.858	4.009	3.580	3.048
MDUR (yr)	15.62	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	May32	Aug12	Jul10	Feb09	Oct07

Class MV-5 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.341	4.858	4.009	3.580	3.048
MDUR (yr)	15.65	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	Feb33	Aug12	Jul10	Feb09	Oct07



Class BV (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.234	4.725	3.888	3.440	2.944
MDUR (yr)	14.90	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	May32	Sep11	Nov09	Jul08	Jun07

Class BV (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.299	4.725	3.888	3.440	2.944
MDUR (yr)	14.91	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	Nov32	Sep11	Nov09	Jul08	Jun07

[Available Funds Schedules and Collateral Tables to Follow]


Class 3-AV-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.378	8.119	46	8.018	11.203
2	7.140	7.881	47	8.285	12.559
3	7.140	7.880	48	8.018	12.154
4	7.632	8.372	49	8.285	12.559
5	7.139	7.880	50	8.018	12.155
6	7.377	8.121	51	8.018	12.155
7	7.138	7.883	52	8.571	13.031
8	7.376	8.120	53	8.018	13.140
9	7.138	7.882	54	8.285	13.578
10	7.137	7.882	55	8.018	13.140
11	7.375	8.120	56	8.285	13.579
12	7.138	7.885	57	8.018	13.141
13	7.375	8.809	58	8.018	13.168
14	7.138	8.571	59	8.286	14.173
15	7.138	8.571	60	8.018	13.715
16	7.902	9.336	61	8.286	14.173
17	7.138	8.570	62	8.018	13.715
18	7.376	8.812	63	8.018	13.715
19	7.138	8.573	64	8.878	15.185
20	7.376	8.812	65	8.019	13.715
21	7.138	8.574	66	8.286	14.173
22	7.336	9.195	67	8.019	13.715
23	7.581	9.463	68	8.286	14.173
24	7.337	9.207	69	8.019	13.716
25	7.581	9.092	70	8.019	13.716
26	7.339	8.837	71	8.286	14.173
27	7.339	8.837	72	8.019	13.716
28	8.125	10.054	73	8.286	14.173
29	7.339	9.188	74	8.019	13.716
30	7.584	9.463	75	8.019	13.716
31	7.339	9.191	76	8.878	15.185
32	7.584	9.464	77	8.019	13.716
33	7.340	9.192	78	8.286	14.173
34	7.366	9.532	79	8.019	13.716
35	8.270	11.052	80	8.286	14.173
36	8.003	10.734	81	8.019	13.716
37	8.270	10.003	82	8.019	13.716
38	8.009	9.718	83	8.286	14.173
39	8.010	9.718	84	8.019	13.716
40	8.877	11.183			
41	8.018	11.055			
42	8.285	11.428			
43	8.018	11.059			
44	8.285	11.429			
45	8.018	11.061			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.



Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.785	7.285	46	7.051	10.384
2	6.566	7.066	47	7.286	11.832
3	6.566	7.066	48	7.051	11.451
4	7.019	7.520	49	7.286	11.833
5	6.566	7.067	50	7.051	11.451
6	6.785	7.286	51	7.051	11.453
7	6.566	7.067	52	7.538	12.257
8	6.785	7.286	53	7.051	12.533
9	6.566	7.067	54	7.286	12.951
10	6.566	7.067	55	7.051	12.533
11	6.785	7.286	56	7.287	12.952
12	6.566	7.068	57	7.052	12.535
13	6.785	8.287	58	7.052	12.544
14	6.566	8.068	59	7.287	13.624
15	6.566	8.068	60	7.052	13.184
16	7.269	8.772	61	7.287	13.624
17	6.566	8.068	62	7.052	13.184
18	6.785	8.287	63	7.052	13.184
19	6.566	8.068	64	7.808	14.597
20	6.786	8.290	65	7.052	13.184
21	6.580	8.144	66	7.288	13.624
22	6.658	8.595	67	7.052	13.184
23	6.881	8.837	68	7.288	13.624
24	6.659	8.601	69	7.053	13.184
25	6.881	8.838	70	7.053	13.184
26	6.660	8.605	71	7.288	13.624
27	6.660	8.640	72	7.053	13.185
28	7.373	9.677	73	7.288	13.624
29	6.660	8.889	74	7.053	13.185
30	6.882	9.135	75	7.053	13.185
31	6.660	8.889	76	7.808	14.597
32	6.882	9.137	77	7.053	13.185
33	6.660	8.920	78	7.288	13.624
34	6.665	9.140	79	7.053	13.185
35	7.286	10.671	80	7.288	13.624
36	7.051	10.376	81	7.053	13.185
37	7.287	9.176	82	7.053	13.185
38	7.050	8.909	83	7.288	13.624
39	7.051	8.945	84	7.053	13.185
40	7.807	10.191			
41	7.051	10.272			
42	7.286	10.616			
43	7.051	10.273			
44	7.286	10.616			
45	7.051	10.287			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

Aggregate (Fixed): $1,560,999,842

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

<u>Range</u>

Total Number of Loans	9,178			
Total Outstanding Loan Balance	$1,560,999,842			
Average Loan Balance	$170,081	$10,951	to	$996,853
WA Mortgage Rate	7.078%	4.250%	to	14.500%
Net WAC	6.521%	3.101%	to	13.991%
WA Original Term (months)	342	120	to	360
WA Remaining Term (months)	340	56	to	360
WA LTV	76.69%	6.78%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	624			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	75.43%			
Percentage of Pool Secured by: 1st Liens	96.67%			
Percentage of Pool Secured by: 2nd Liens	3.33%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

<u>Top 5 States:</u>	<u>Top 5 Prop:</u>	<u>Doc Types:</u>	<u>Purpose Codes</u>	<u>Occ Codes</u>	<u>Grades</u>	<u>Orig PP Term</u>
CA: 43.78%	SFR: 79.88%	FULL DOC: 73.72%	RFCO: 74.17%	OOC: 97.84%	A: 71.65%	0: 24.57%
FL: 7.90%	PUD: 11.95%	STATED: 25.79%	PURCH: 15.07%	NOO: 1.70%	A-: 10.89%	6: 0.02%
NY: 6.81%	CONDO: 3.93%	SIMPLE: 0.42%	REFI: 10.76%	2ND: 0.47%	B: 10.04%	12: 5.45%
MA: 4.65%	2-4 UNIT: 3.41%	STREAMLI: 0.06%			C: 5.18%	24: 4.05%
TX: 4.58%	MANUF: 0.64%				C-: 2.08%	30: 0.01%
					D: 0.15%	36: 22.78%
						60: 43.13%

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (Fixed): $1,560,999,842

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$684,090	11	0.04	$62,190	6.500	10.550	8.497	7.988	115.18	4.32	567	69.2
FIXED 15YR - CC	$2,230,295	23	0.14	$96,969	7.750	10.250	8.352	7.843	178.24	1.76	586	76.0
FIXED 15YR	$90,077,965	715	5.77	$125,983	4.250	11.575	7.036	6.477	177.35	2.50	619	70.3
FIXED 20YR	$7,197,765	55	0.46	$130,868	5.125	11.025	6.734	5.962	235.89	3.91	645	75.6
FIXED 25YR	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
FIXED 30YR - CC	$36,284,393	226	2.32	$160,550	7.750	11.250	8.234	7.707	357.92	1.92	582	76.5
FIXED 30YR	$1,359,753,140	6,874	87.11	$197,811	4.600	14.000	6.904	6.345	357.59	2.20	624	76.3
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$11,295,860	308	0.72	$36,675	7.500	14.500	10.921	10.412	177.77	2.14	649	94.8
FIXED 20YR - 2ND	$26,539,041	558	1.70	$47,561	6.990	14.500	10.922	10.413	237.70	2.17	650	98.3
FIX30/15 BAL	$12,407,161	87	0.79	$142,611	5.625	10.990	7.648	7.119	176.86	3.14	622	78.0
FIX30/15 BAL - 2ND	$14,092,943	314	0.90	$44,882	7.500	14.000	10.243	9.734	176.68	3.32	672	98.2
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$803,131	16	0.05	$50,196	5.125	12.500	8.735	8.226	115.66	3.90	572	71.0
Fixed 180	$130,104,225	1,447	8.33	$89,913	4.250	14.500	7.801	7.256	177.28	2.61	627	76.3
Fixed 240	$33,736,806	613	2.16	$55,036	5.125	14.500	10.028	9.463	237.32	2.54	649	93.5
Fixed 300	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
Fixed 360	$1,396,037,533	7,100	89.43	$196,625	4.600	14.000	6.938	6.381	357.60	2.19	623	76.3
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$4,822,097	243	0.31	$19,844	5.125	14.500	10.851	10.342	194.23	4.98	648	93.6
$25000.01 - $50000	$30,211,505	791	1.94	$38,194	5.875	14.500	10.175	9.661	234.21	4.22	636	87.8
$50000.01 - $75000	$64,460,384	1,027	4.13	$62,766	5.500	13.500	8.793	8.254	284.89	2.54	620	80.4
$75000.01 - $100000	$95,608,191	1,081	6.12	$88,444	5.250	14.000	7.951	7.400	316.31	2.35	611	77.5
$100000.01 - $ 150000	217,127,797	1,722	13.91	$126,090	4.875	12.125	7.405	6.865	335.27	2.21	613	75.9
$150000.01 - $ 200000	262,547,361	1,502	16.82	$174,799	4.250	10.875	6.981	6.445	344.50	2.07	616	74.7
$200000.01 - $ 250000	207,741,842	925	13.31	$224,586	4.500	10.450	6.841	6.313	347.32	2.00	622	76.3
$250000.01 - $ 300000	157,394,923	574	10.08	$274,207	4.375	11.125	6.759	6.230	352.15	1.90	629	77.5


Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
			Range of Current Balance									
$300000.01 - $ 350000	147,764,923	450	9.47	$328,366	5.000	9.125	6.677	6.054	351.96	2.29	629	78.5
$350000.01 - $ 400000	161,584,964	429	10.35	$376,655	5.000	9.625	6.606	5.986	351.76	2.36	633	77.4
$400000.01 - $ 450000	$74,191,176	174	4.75	$426,386	5.000	10.750	6.556	5.971	353.43	2.37	641	78.3
$450000.01 - $ 500000	$75,371,487	157	4.83	$480,073	5.250	8.875	6.511	5.919	351.99	2.31	637	74.8
$500000.01 - $ 550000	$21,605,891	41	1.38	$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
$550000.01 - $ 600000	$15,617,335	27	1.00	$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
$600000.01 - $ 650000	$7,530,782	12	0.48	$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
$650000.01 - $ 700000	$6,031,446	9	0.39	$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
$700000.01 - $ 750000	$2,163,509	3	0.14	$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
$750000.01 - $ 800000	$4,616,693	6	0.30	$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
$800000.01 - $ 850000	$829,897	1	0.05	$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
$900000.01 - $ 950000	$1,823,610	2	0.12	$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
$950000.01 - $ 1000000	$1,954,028	2	0.13	$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
			State									
AL	$4,469,378	48	0.29	$93,112	6.375	11.875	8.355	7.846	336.67	1.69	606	86.0
AK	$570,880	3	0.04	$190,293	6.500	9.650	7.482	6.973	358.00	2.00	591	80.0
AZ	$18,264,723	162	1.17	$112,745	5.500	13.125	7.462	6.869	324.59	2.68	623	83.4
AR	$3,617,009	39	0.23	$92,744	6.500	11.375	8.033	7.524	325.34	1.95	600	81.7
CA	$683,431,280	3,243	43.78	$210,740	4.375	13.500	6.789	6.230	343.37	2.19	631	74.9
CO	$19,051,075	111	1.22	$171,631	5.100	12.750	7.179	6.650	340.70	2.30	639	82.6
CT	$15,837,988	75	1.01	$211,173	5.375	11.750	6.946	6.364	352.05	2.44	628	76.6
DE	$2,415,430	14	0.15	$172,531	6.625	8.875	7.423	6.914	349.41	2.57	588	80.4
DC	$1,795,749	5	0.12	$359,150	6.875	8.050	7.302	6.793	357.27	2.73	640	87.5
FL	$123,380,691	910	7.90	$135,583	5.125	14.000	7.349	6.799	339.89	2.28	614	79.0
GA	$18,752,041	164	1.20	$114,342	5.125	12.375	7.911	7.402	326.49	2.12	604	79.9
HI	$28,413,958	125	1.82	$227,312	5.500	11.750	6.803	6.294	345.33	1.83	649	78.3
ID	$5,489,086	66	0.35	$83,168	5.500	14.500	7.883	7.255	325.57	3.15	633	81.2
IL	$19,363,551	122	1.24	$158,718	5.000	11.300	7.011	6.491	307.88	2.26	632	77.8
IN	$8,717,401	82	0.56	$106,310	5.500	10.875	7.641	7.096	334.77	2.41	624	84.4
IA	$822,472	12	0.05	$68,539	6.750	12.990	8.815	7.988	297.18	3.19	630	80.8
KS	$2,390,527	18	0.15	$132,807	5.500	11.500	7.701	7.192	327.98	2.60	600	78.2
KY	$4,859,179	46	0.31	$105,634	5.875	10.875	7.694	7.185	324.56	2.04	623	84.9
LA	$13,619,022	116	0.87	$117,405	5.500	12.700	7.439	6.891	328.48	2.21	613	79.6
ME	$6,709,283	49	0.43	$136,924	6.000	9.750	7.070	6.475	350.46	1.63	603	77.2
MD	$25,290,665	127	1.62	$199,139	5.130	13.500	7.333	6.802	339.18	2.38	622	78.1

Aggregate (Fixed): $1,560,999,842

Detailed Report

					State							
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MA	$72,562,212	337	4.65	$215,318	4.875	11.875	6.849	6.322	351.27	2.06	608	70.6
MI	$16,896,114	155	1.08	$109,007	5.500	13.375	7.793	7.261	321.51	2.43	616	78.8
MN	$10,487,185	66	0.67	$158,897	5.875	10.875	7.364	6.855	341.71	2.77	630	81.1
MS	$4,046,360	56	0.26	$72,256	6.874	11.625	8.548	8.039	302.08	2.58	611	82.2
MO	$14,522,087	156	0.93	$93,090	5.250	13.100	7.656	7.129	332.89	1.92	623	82.9
MT	$776,439	7	0.05	$110,920	6.400	12.500	7.327	6.447	324.70	4.42	668	76.1
NE	$747,245	11	0.05	$67,931	6.500	11.875	7.786	7.277	350.23	2.41	595	72.1
NV	$19,389,478	129	1.24	$150,306	5.625	11.500	7.366	6.811	340.60	2.29	628	82.2
NH	$14,622,467	85	0.94	$172,029	5.500	12.950	6.999	6.359	351.50	1.99	612	77.5
NJ	$36,171,950	170	2.32	$212,776	4.250	13.625	7.091	6.521	333.24	2.34	607	73.8
NM	$2,976,144	24	0.19	$124,006	6.750	14.500	7.785	7.276	339.01	2.93	637	81.0
NY	$106,295,106	440	6.81	$241,580	5.500	12.000	7.015	6.422	347.87	2.14	619	73.9
NC	$8,441,982	76	0.54	$111,079	5.500	12.750	8.049	7.494	324.43	2.31	612	81.9
ND	$101,542	3	0.01	$33,847	8.250	10.875	8.968	8.459	306.76	1.38	656	87.0
OH	$15,824,706	140	1.01	$113,034	5.250	12.500	7.629	7.088	332.89	2.76	617	81.0
OK	$5,755,653	62	0.37	$92,833	5.990	11.875	7.873	7.354	326.82	2.01	620	85.4
OR	$13,701,915	121	0.88	$113,239	5.500	12.500	7.429	6.903	328.74	2.28	641	81.8
PA	$28,634,843	209	1.83	$137,009	5.250	13.875	7.245	6.720	329.33	2.17	608	78.3
RI	$3,964,202	21	0.25	$188,772	6.125	10.950	7.302	6.793	339.90	2.65	636	58.6
SC	$5,107,918	47	0.33	$108,679	5.750	11.500	7.638	7.129	325.40	2.68	609	73.4
SD	$285,361	3	0.02	$95,120	7.375	10.875	8.127	7.618	319.55	1.79	637	88.2
TN	$15,298,773	160	0.98	$95,617	5.625	12.000	7.909	7.330	318.47	3.56	622	83.1
TX	$71,516,905	555	4.58	$128,859	5.500	14.000	7.495	6.906	335.23	2.22	616	79.3
UT	$12,526,187	113	0.80	$110,851	5.375	13.125	7.618	7.071	316.59	2.10	619	83.4
VT	$275,558	3	0.02	$91,853	8.530	10.250	9.063	8.554	358.11	1.89	615	80.7
VA	$30,733,604	175	1.97	$175,621	5.375	13.500	7.259	6.714	335.25	2.22	609	78.3
WA	$35,803,142	259	2.29	$138,236	5.500	12.500	7.239	6.675	331.88	2.52	628	81.8
WV	$2,115,461	16	0.14	$132,216	5.750	11.250	7.078	6.448	336.95	3.01	685	65.9
WI	$3,192,304	34	0.20	$93,891	5.250	10.990	7.771	7.208	294.44	2.38	633	79.1
WY	$965,610	8	0.06	$120,701	6.500	10.875	7.410	6.901	350.02	2.00	619	70.7
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

				Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$65,756,164	378	4.21	$173,958	4.250	12.990	6.566	6.057	334.81	2.07	645	40.9
50.01-55.00	$36,247,762	200	2.32	$181,239	4.500	12.000	6.643	6.134	333.51	2.15	625	52.7
55.01-60.00	$94,876,232	557	6.08	$170,334	5.000	12.625	6.738	6.229	336.93	2.83	613	57.8
60.01-65.00	$128,308,876	786	8.22	$163,243	4.625	14.000	6.855	6.346	336.54	2.85	606	63.0



Aggregate (Fixed): $1,560,999,842

Detailed Report

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
65.01-70.00	$144,439,499	779	9.25	$185,417	5.125	13.125	6.867	6.309	342.33	2.09	608	68.3
70.01-75.00	$172,084,220	911	11.02	$188,896	5.250	13.625	6.884	6.327	342.12	2.05	612	73.6
75.01-80.00	$354,432,836	1,826	22.71	$194,103	5.250	13.875	6.843	6.266	346.48	2.11	623	79.0
80.01-85.00	$181,462,556	920	11.62	$197,242	5.125	13.500	7.001	6.424	350.33	2.08	621	83.9
85.01-90.00	$205,704,149	1,018	13.18	$202,067	4.875	13.375	7.152	6.570	345.93	2.12	637	89.2
90.01-95.00	$51,523,990	276	3.30	$186,681	5.500	13.500	7.416	6.818	343.02	2.37	643	94.0
95.01-100.00	$126,163,560	1,527	8.08	$82,622	5.500	14.500	8.967	8.434	298.85	2.44	649	99.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Current Gross Coupon											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$701,923	3	0.04	$233,974	4.250	4.500	4.377	3.868	177.13	2.87	759	36.7
4.501 - 5.000	$3,158,571	12	0.20	$263,214	4.600	5.000	4.909	4.400	264.69	2.60	740	46.2
5.001 - 5.500	$47,117,857	182	3.02	$258,889	5.100	5.500	5.459	4.927	345.93	1.88	701	67.9
5.501 - 6.000	$167,516,389	648	10.73	$258,513	5.570	6.000	5.865	5.313	346.68	2.21	662	70.0
6.001 - 6.500	$342,699,390	1,401	21.95	$244,611	6.025	6.500	6.364	5.778	347.19	2.22	637	74.5
6.501 - 7.000	$443,098,135	2,147	28.39	$206,380	6.525	7.000	6.813	6.267	347.26	2.02	616	76.5
7.001 - 7.500	$187,627,379	1,117	12.02	$167,974	7.020	7.500	7.343	6.799	342.42	1.99	604	77.8
7.501 - 8.000	$153,649,525	1,038	9.84	$148,025	7.525	8.000	7.817	7.263	339.05	2.16	596	78.7
8.001 - 8.500	$69,736,601	532	4.47	$131,084	8.050	8.500	8.323	7.735	336.97	2.70	595	81.2
8.501 - 9.000	$54,067,558	497	3.46	$108,788	8.525	9.000	8.807	8.228	333.48	3.56	602	83.2
9.001 - 9.500	$18,837,762	200	1.21	$94,189	9.050	9.500	9.304	8.764	323.93	3.10	593	84.1
9.501 - 10.000	$16,803,711	228	1.08	$73,700	9.525	10.000	9.835	9.326	290.20	3.41	609	88.2
10.001 - 10.500	$7,613,453	128	0.49	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	2.47	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.29	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.18	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.07	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.03	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.04	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.01	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.00	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Aggregate (Fixed): $1,560,999,842

Detailed Report

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,246,924,315	7,378	79.88	$169,006	4.250	14.500	7.072	6.515	339.12	2.24	623	76.5
PUD	$186,595,217	963	11.95	$193,765	4.675	13.500	7.064	6.502	344.14	2.09	625	80.0
CONDO	$61,358,644	442	3.93	$138,820	4.500	13.500	7.201	6.660	342.01	2.13	634	78.6
2-4 UNITS	$53,201,994	258	3.41	$206,209	5.500	13.375	6.965	6.443	341.08	2.49	629	69.0
MANUF	$9,995,837	125	0.64	$79,967	6.375	14.000	8.021	7.296	323.22	4.04	621	74.5
HI CONDO	$2,923,835	12	0.19	$243,653	5.500	7.625	6.511	6.002	357.34	2.60	669	71.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$1,157,861,090	6,259	74.17	$184,991	4.250	13.875	6.945	6.389	342.44	2.20	617	74.2
PURCH	$235,180,395	2,003	15.07	$117,414	5.250	14.500	7.883	7.323	327.11	2.35	649	88.1
REFI	$167,958,356	916	10.76	$183,361	4.500	13.250	6.868	6.307	339.70	2.34	636	77.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Occupancy											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,527,245,662	8,926	97.84	$171,101	4.250	14.500	7.073	6.517	339.96	2.22	624	76.8
NOO	$26,470,732	214	1.70	$123,695	5.625	13.875	7.330	6.739	332.36	3.65	642	69.3
2ND HM	$7,283,447	38	0.47	$191,670	5.875	9.750	7.126	6.617	341.83	1.92	617	70.0
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Months Remaining to Scheduled Maturity											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$1,168,856	30	0.07	$38,962	5.125	12.500	8.962	8.453	110.11	26.59	591	67.5
121 - 180	$129,738,500	1,433	8.31	$90,536	4.250	14.500	7.797	7.251	177.51	2.40	627	76.3
181 - 300	$36,127,695	645	2.31	$56,012	5.125	14.500	9.897	9.328	240.28	4.99	649	91.4
301 - 360	$1,393,964,791	7,070	89.30	$197,166	4.600	14.000	6.936	6.379	357.72	2.13	623	76.3
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Aggregate (Fixed): $1,560,999,842

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,150,778,618	6,895	73.72	$166,900	4.250	14.500	7.062	6.502	340.32	2.25	620	77.3
STATED	$402,636,316	2,234	25.79	$180,231	4.500	14.000	7.119	6.571	338.53	2.18	635	75.1
SIMPLE	$6,620,749	45	0.42	$147,128	6.000	11.125	7.432	6.892	333.27	3.89	622	73.1
STREAMLI	$964,159	4	0.06	$241,040	6.000	8.000	6.493	5.984	358.11	1.89	629	76.1
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$2,127,600	12	0.14	$177,300	5.500	8.625	6.146	5.637	349.91	2.40	804	66.3
781 - 800	$9,983,831	53	0.64	$188,374	4.375	12.500	6.073	5.545	338.10	2.14	791	63.7
761 - 780	$24,349,670	109	1.56	$223,391	4.250	11.125	5.946	5.411	343.98	2.27	770	70.5
741 - 760	$21,462,825	119	1.37	$180,360	4.600	11.990	6.336	5.827	332.88	1.94	750	75.4
721 - 740	$34,115,263	185	2.19	$184,407	5.250	12.990	6.603	6.081	337.30	2.81	729	74.7
701 - 720	$54,384,064	305	3.48	$178,308	4.500	14.000	6.648	6.108	336.81	2.45	709	79.6
681 - 700	$81,087,983	463	5.19	$175,136	5.000	13.500	6.788	6.211	333.59	2.35	689	79.2
661 - 680	$131,534,657	772	8.43	$170,382	4.625	13.500	6.894	6.291	337.70	2.25	670	80.0
641 - 660	$188,736,882	1,136	12.09	$166,142	5.250	13.875	6.999	6.448	339.54	2.19	650	79.6
621 - 640	$222,748,582	1,326	14.27	$167,985	5.375	14.500	7.057	6.497	336.88	2.24	631	79.5
601 - 620	$244,696,879	1,408	15.68	$173,790	5.250	14.500	7.132	6.572	342.71	2.22	611	77.2
581 - 600	$204,914,455	1,201	13.13	$170,620	4.875	13.500	7.220	6.665	340.55	2.26	591	76.8
561 - 580	$148,453,091	866	9.51	$171,424	5.500	13.625	7.220	6.652	341.68	2.18	571	73.8
541 - 560	$100,226,058	613	6.42	$163,501	5.500	14.000	7.399	6.863	343.54	2.06	551	70.7
521 - 540	$55,542,332	360	3.56	$154,284	5.625	12.875	7.659	7.136	341.38	2.00	531	69.2
501 - 520	$32,797,739	219	2.10	$149,761	6.000	12.300	7.989	7.476	346.25	2.20	512	69.9
500 or Less	$3,154,528	23	0.20	$137,153	7.250	9.975	8.130	7.621	348.27	2.81	496	68.1
NOT SCORED	$683,404	8	0.04	$85,425	7.500	10.375	8.253	7.744	311.04	19.56	N/A	65.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,118,528,332	6,458	71.65	$173,200	4.250	14.500	6.972	6.409	339.03	2.26	644	78.7
A-	$169,935,640	979	10.89	$173,581	5.500	14.000	7.164	6.604	341.85	2.36	584	75.2
B	$156,796,625	942	10.04	$166,451	5.500	13.625	7.259	6.714	341.81	2.17	581	70.8
C	$80,894,937	550	5.18	$147,082	5.500	12.300	7.624	7.115	341.34	1.92	552	67.8

Aggregate (Fixed): $1,560,999,842

Detailed Report

				Grade									
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
C-	$32,431,747	224	2.08	$144,785	5.500	12.000	7.888	7.379	344.15	2.05	525	66.3
D	$2,412,561	25	0.15	$96,502	7.000	11.800	9.039	8.530	336.95	2.80	529	61.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

				Collateral Grouped by Prepayment Penalty Months									
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$383,493,697	2,741	24.57	$139,910	4.250	14.500	7.512	6.947	329.59	2.23	619	77.4
6	$266,364	2	0.02	$133,182	6.875	8.125	7.310	6.801	356.00	4.00	608	77.2
12	$85,056,033	385	5.45	$220,925	5.250	12.500	7.040	6.462	344.68	2.46	622	73.3
24	$63,276,040	412	4.05	$153,583	5.500	13.500	7.252	6.669	321.94	2.53	631	77.0
30	$95,415	1	0.01	$95,415	5.990	5.990	5.990	5.481	356.00	4.00	597	76.6
36	$355,611,309	1,974	22.78	$180,148	4.600	13.375	6.913	6.338	341.00	2.64	638	76.4
60	$673,200,985	3,663	43.13	$183,784	4.375	13.500	6.905	6.368	346.12	1.97	619	76.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 (Fixed): $991,257,618

Detailed Report

Summary of Loans in Statistic Calculation Pool   <u>Range</u>
(As of Calculation Date)

Total Number of Loans	5,396			
Total Outstanding Loan Balance	$991,257,618			
Average Loan Balance	$183,702	$10,951	to	$996,853
WA Mortgage Rate	7.043%	4.375%	to	14.500%
Net WAC	6.483%	3.101%	to	13.991%
WA Original Term (months)	343	120	to	360
WA Remaining Term (months)	341	56	to	360
WA LTV	77.34%	6.78%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	624			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	84.13%			
Percentage of Pool Secured by: 1st Liens	95.62%			
Percentage of Pool Secured by: 2nd Liens	4.38%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 52.99%	SFR: 80.01%	FULL DOC: 74.32%	RFCO: 73.15%	OOC: 98.36%	A: 72.87%	0: 15.87%
FL: 9.23%	PUD: 14.10%	STATED: 25.19%	PURCH: 16.23%	NOO: 1.12%	A-: 10.83%	12: 2.61%
NY: 3.83%	CONDO: 3.56%	SIMPLE: 0.41%	REFI: 10.62%	2ND: 0.52%	B: 9.66%	24: 2.90%
TX: 3.10%	2-4 UNIT: 1.63%	STREAMLI: 0.08%			C: 4.48%	36: 10.79%
WA: 2.64%	MANUF: 0.52%				C-: 2.00%	60: 67.83%
					D: 0.16%	

Group 2 (Fixed): $991,257,618

Detailed Report

Description											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$353,206	7	0.04	$50,458	6.500	10.550	9.130	8.621	114.16	5.53	579	73.8
FIXED 15YR - CC	$1,356,706	14	0.14	$96,908	7.750	10.250	8.397	7.888	178.21	1.79	585	73.9
FIXED 15YR	$48,325,194	339	4.88	$142,552	4.375	11.575	6.904	6.356	177.62	2.27	618	70.7
FIXED 20YR	$1,483,884	8	0.15	$185,486	5.250	11.025	6.540	5.443	236.07	3.82	617	77.6
FIXED 30YR - CC	$29,284,254	174	2.95	$168,300	7.750	11.250	8.229	7.698	357.98	1.88	582	77.2
FIXED 30YR	$862,061,914	3,830	86.97	$225,081	5.000	14.000	6.807	6.243	357.75	2.08	624	76.7
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$9,720,783	269	0.98	$36,137	9.500	14.500	11.163	10.654	177.88	2.02	650	96.4
FIXED 20YR - 2ND	$25,918,622	543	2.61	$47,732	8.000	14.500	10.952	10.443	237.70	2.17	650	98.4
FIX30/15 BAL	$5,012,510	31	0.51	$161,694	5.625	10.990	7.540	6.982	176.80	3.20	622	80.2
FIX30/15 BAL - 2ND	$7,621,502	176	0.77	$43,304	10.125	14.000	10.969	10.460	176.78	3.22	662	98.4
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Description											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$472,248	12	0.05	$39,354	5.125	12.500	9.376	8.867	115.25	4.52	584	75.7
Fixed 180	$72,036,696	829	7.27	$86,896	4.375	14.500	7.981	7.442	177.52	2.39	627	77.8
Fixed 240	$27,402,506	551	2.76	$49,732	5.250	14.500	10.713	10.173	237.61	2.26	648	97.3
Fixed 360	$891,346,168	4,004	89.92	$222,614	5.000	14.000	6.854	6.291	357.76	2.08	623	76.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$4,154,623	210	0.42	$19,784	5.125	14.500	11.101	10.592	196.06	4.61	647	95.0
$25000.01 - $50000	$22,003,878	588	2.22	$37,422	5.875	14.500	10.667	10.158	231.67	3.53	635	90.9
$50000.01 - $75000	$37,871,957	610	3.82	$62,085	5.750	13.500	9.315	8.793	282.10	2.05	621	84.1
$75000.01 - $100000	$49,372,998	557	4.98	$88,641	5.625	14.000	8.179	7.661	316.40	1.84	609	78.6
$100000.01 - $ 150000	108,332,348	861	10.93	$125,822	5.500	12.125	7.462	6.950	336.72	1.78	606	77.3
$150000.01 - $ 200000	124,716,594	715	12.58	$174,429	5.250	10.875	6.914	6.400	346.52	1.72	611	75.1
$200000.01 - $ 250000	$90,014,409	401	9.08	$224,475	5.500	10.450	6.804	6.283	349.44	1.69	616	76.8
$250000.01 - $ 300000	$64,745,317	236	6.53	$274,345	4.375	11.125	6.674	6.158	353.54	1.57	629	77.9
$300000.01 - $ 350000	122,327,834	369	12.34	$331,512	5.130	9.125	6.687	6.044	351.16	2.36	626	78.7
$350000.01 - $ 400000	158,207,077	420	15.96	$376,684	5.000	9.625	6.603	5.982	351.61	2.38	632	77.3


Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
\$400000.01 - \$ 450000	\$72,908,667	171	7.36	\$426,366	5.000	10.750	6.543	5.956	353.36	2.37	641	78.4
\$450000.01 - \$ 500000	\$74,428,725	155	7.51	\$480,185	5.250	8.875	6.512	5.919	351.91	2.32	637	74.8
\$500000.01 - \$ 550000	\$21,605,891	41	2.18	\$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
\$550000.01 - \$ 600000	\$15,617,335	27	1.58	\$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
\$600000.01 - \$ 650000	\$7,530,782	12	0.76	\$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
\$650000.01 - \$ 700000	\$6,031,446	9	0.61	\$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
\$700000.01 - \$ 750000	\$2,163,509	3	0.22	\$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
\$750000.01 - \$ 800000	\$4,616,693	6	0.47	\$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
\$800000.01 - \$ 850000	\$829,897	1	0.08	\$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
\$900000.01 - \$ 950000	\$1,823,610	2	0.18	\$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
\$950000.01 - \$ 1000000	\$1,954,028	2	0.20	\$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	\$991,257,618	**5,396**	**100.00**	**\$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	\$4,078,207	43	0.41	\$94,842	6.375	11.875	8.319	7.810	337.63	1.61	603	85.5
AZ	\$12,378,250	115	1.25	\$107,637	5.500	13.125	7.569	6.953	322.96	1.97	612	82.6
AR	\$1,632,434	16	0.16	\$102,027	6.750	11.375	7.963	7.454	353.22	1.97	601	85.3
CA	\$525,240,915	2,362	52.99	\$222,371	4.375	13.500	6.789	6.229	344.13	2.05	628	75.3
CO	\$13,502,294	74	1.36	\$182,463	5.490	12.750	7.244	6.707	341.62	2.23	636	83.9
CT	\$8,359,162	28	0.84	\$298,542	5.875	11.750	6.937	6.350	354.16	2.34	624	74.6
DE	\$1,308,748	8	0.13	\$163,593	6.625	8.875	7.455	6.946	343.30	2.00	575	83.5
DC	\$1,556,542	4	0.16	\$389,136	6.875	8.050	7.348	6.839	357.46	2.54	624	85.6
FL	\$91,445,636	674	9.23	\$135,676	5.125	14.000	7.345	6.796	341.77	2.06	613	78.9
GA	\$4,199,805	42	0.42	\$99,995	6.125	12.375	8.291	7.782	314.86	2.51	606	79.9
HI	\$25,011,405	112	2.52	\$223,316	5.500	11.750	6.795	6.286	343.68	1.74	652	79.0
ID	\$4,932,691	60	0.50	\$82,212	5.500	14.500	7.865	7.223	333.21	1.81	633	81.5
IL	\$5,151,504	16	0.52	\$321,969	5.000	11.300	6.755	6.246	302.68	2.74	644	79.1
IN	\$5,068,824	43	0.51	\$117,880	5.625	10.875	7.855	7.316	327.12	2.25	615	85.6
IA	\$226,645	5	0.02	\$45,329	10.500	12.990	11.126	10.617	224.42	1.72	609	81.0
KS	\$1,271,337	7	0.13	\$181,620	6.000	11.500	7.104	6.595	346.33	2.03	593	73.5
KY	\$3,142,119	26	0.32	\$120,851	5.875	10.875	7.442	6.933	331.47	1.77	622	84.6
LA	\$11,839,463	102	1.19	\$116,073	5.500	12.700	7.450	6.895	328.12	2.25	612	79.4
ME	\$348,999	1	0.04	\$348,999	6.250	6.250	6.250	4.101	357.00	3.00	663	89.7
MD	\$12,254,150	45	1.24	\$272,314	5.130	13.500	7.303	6.794	339.20	2.41	624	79.2
MA	\$21,589,288	67	2.18	\$322,228	5.500	11.875	6.732	6.198	348.68	2.49	620	73.8
MI	\$4,048,184	40	0.41	\$101,205	6.625	13.375	8.277	7.768	297.87	3.45	608	79.6
MN	\$2,703,146	16	0.27	\$168,947	6.250	10.875	7.304	6.795	334.15	2.67	635	82.7

Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				State								
MS	$2,586,420	40	0.26	$64,660	6.874	11.625	8.599	8.090	291.73	1.88	609	80.8
MO	$10,008,945	111	1.01	$90,171	5.875	13.100	7.681	7.172	335.84	1.71	609	81.9
MT	$255,832	4	0.03	$63,958	6.875	12.500	7.950	7.441	330.53	1.10	699	75.6
NE	$419,053	6	0.04	$69,842	6.875	11.875	7.969	7.460	345.22	1.66	581	65.9
NV	$13,312,521	86	1.34	$154,797	5.625	11.500	7.423	6.914	341.52	1.72	622	82.3
NH	$4,297,260	25	0.43	$171,890	5.500	12.950	6.857	6.095	350.46	1.98	616	76.8
NJ	$12,671,770	35	1.28	$362,051	5.625	13.625	6.782	6.121	338.46	2.85	623	77.7
NM	$644,936	4	0.07	$161,234	7.000	14.500	8.191	7.682	342.46	3.62	629	85.2
NY	$37,915,764	103	3.83	$368,114	5.625	12.000	6.940	6.273	350.93	2.35	617	77.4
NC	$2,186,545	16	0.22	$136,659	6.000	12.750	8.326	7.817	339.43	2.91	621	83.5
ND	$16,443	1	0.00	$16,443	10.875	10.875	10.875	10.366	179.00	1.00	653	100.0
OH	$10,871,767	97	1.10	$112,080	5.750	12.500	7.708	7.176	336.54	2.37	614	79.9
OK	$4,160,258	45	0.42	$92,450	6.375	11.875	7.847	7.338	328.96	1.60	620	84.5
OR	$7,821,564	74	0.79	$105,697	5.500	12.500	7.549	7.040	323.61	2.09	631	81.8
PA	$17,634,247	127	1.78	$138,852	5.500	13.875	7.408	6.893	331.42	1.94	599	79.2
RI	$1,438,762	5	0.15	$287,752	6.500	10.950	7.481	6.972	353.23	2.79	677	33.0
SC	$2,113,030	17	0.21	$124,296	5.750	11.500	7.498	6.989	339.51	2.77	635	69.9
SD	$61,303	2	0.01	$30,652	10.875	10.875	10.875	10.366	179.00	1.00	674	100.0
TN	$10,339,867	111	1.04	$93,152	6.000	12.000	7.991	7.419	316.78	2.81	625	85.9
TX	$30,714,816	171	3.10	$179,619	5.625	14.000	7.523	6.930	349.62	2.13	620	81.2
UT	$7,773,592	78	0.78	$99,661	5.375	13.125	7.702	7.193	308.18	1.76	620	83.7
VT	$75,468	1	0.01	$75,468	10.250	10.250	10.250	9.741	359.00	1.00	577	79.5
VA	$23,747,720	125	2.40	$189,982	5.375	13.500	7.217	6.661	337.12	2.15	606	79.1
WA	$26,123,241	185	2.64	$141,207	5.500	12.500	7.281	6.702	330.69	2.17	626	82.9
WV	$1,113,230	3	0.11	$371,077	5.750	11.250	6.316	5.807	350.69	2.90	767	54.5
WI	$1,173,468	13	0.12	$90,267	6.250	10.990	8.210	7.701	302.46	1.56	618	85.0
WY	$490,049	5	0.05	$98,010	6.500	10.875	7.541	7.032	342.42	1.84	611	76.2
	$991,257,618	**5,396**	**100.00**	**$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
				Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)								
50.00 or Less	$40,354,380	188	4.07	$214,651	4.375	12.990	6.422	5.913	339.95	2.07	650	40.9
50.01-55.00	$22,498,662	112	2.27	$200,881	5.250	12.000	6.629	6.120	332.76	2.08	625	52.7
55.01-60.00	$53,619,641	286	5.41	$187,481	5.350	12.625	6.628	6.119	342.32	2.27	614	57.8
60.01-65.00	$71,381,308	404	7.20	$176,686	5.130	14.000	6.783	6.274	339.49	2.72	606	62.9
65.01-70.00	$93,504,305	448	9.43	$208,715	5.500	13.125	6.794	6.243	346.20	1.97	606	68.3
70.01-75.00	$110,859,189	516	11.18	$214,843	5.375	13.625	6.758	6.208	344.03	1.93	616	73.6
75.01-80.00	$213,090,338	905	21.50	$235,459	5.250	13.875	6.717	6.138	348.55	2.00	621	78.9



Group 2 (Fixed): $991,257,618

Detailed Report

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
80.01-85.00	$121,930,112	566	12.30	$215,424	5.500	13.500	6.919	6.334	351.83	2.03	620	83.8
85.01-90.00	$140,105,749	618	14.13	$226,708	5.125	13.375	7.060	6.462	348.34	2.03	636	89.2
90.01-95.00	$34,979,093	167	3.53	$209,456	5.625	13.500	7.358	6.748	344.26	2.32	643	94.0
95.01-100.00	$88,934,842	1,186	8.97	$74,987	6.250	14.500	9.313	8.779	291.43	2.27	647	99.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Current Gross Coupon											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$297,615	1	0.03	$297,615	4.375	4.375	4.375	3.866	178.00	2.00	796	30.3
4.501 - 5.000	$1,197,213	3	0.12	$399,071	5.000	5.000	5.000	4.491	233.13	3.37	752	37.0
5.001 - 5.500	$32,866,801	110	3.32	$298,789	5.125	5.500	5.476	4.940	347.02	1.78	699	67.4
5.501 - 6.000	$117,768,746	397	11.88	$296,647	5.625	6.000	5.866	5.296	348.26	2.15	659	70.2
6.001 - 6.500	$240,679,222	848	24.28	$283,820	6.050	6.500	6.367	5.774	348.53	2.14	634	74.9
6.501 - 7.000	$291,143,958	1,252	29.37	$232,543	6.550	7.000	6.806	6.252	349.21	2.04	614	77.5
7.001 - 7.500	$101,062,470	556	10.20	$181,767	7.050	7.500	7.348	6.800	345.49	1.92	601	79.0
7.501 - 8.000	$82,459,340	515	8.32	$160,115	7.590	8.000	7.815	7.280	343.05	1.86	591	79.3
8.001 - 8.500	$32,408,363	231	3.27	$140,296	8.050	8.500	8.314	7.749	344.26	2.01	593	83.6
8.501 - 9.000	$23,805,907	194	2.40	$122,711	8.550	9.000	8.801	8.275	343.21	2.14	595	85.3
9.001 - 9.500	$7,422,924	67	0.75	$110,790	9.125	9.500	9.259	8.672	346.38	2.86	591	88.1
9.501 - 10.000	$4,160,017	49	0.42	$84,898	9.600	10.000	9.777	9.268	332.10	2.15	599	89.8
10.001 - 10.500	$7,613,453	128	0.77	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	3.88	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.46	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.28	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.11	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.05	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.07	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.02	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.01	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$793,095,975	4,336	80.01	$182,910	4.375	14.500	7.031	6.473	340.31	2.11	623	76.9
PUD	$139,772,934	650	14.10	$215,035	5.375	13.500	7.023	6.448	346.93	2.02	626	80.3

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Property Type												
CONDO	$35,282,859	259	3.56	$136,227	5.625	13.500	7.311	6.765	340.49	1.95	631	79.8
2-4 UNITS	$16,144,600	82	1.63	$196,885	5.500	13.375	7.014	6.505	341.44	2.48	626	67.1
MANUF	$5,156,208	63	0.52	$81,845	6.625	14.000	8.083	7.371	326.36	3.52	619	74.6
HI CONDO	$1,805,043	6	0.18	$300,841	5.750	7.500	6.321	5.812	357.21	2.79	688	72.3
	$991,257,618	**5,396**	**100.00**	**$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Purpose												
RFCO	$725,118,068	3,482	73.15	$208,248	4.375	13.875	6.867	6.310	345.10	2.08	617	74.6
PURCH	$160,834,460	1,410	16.23	$114,067	5.375	14.500	7.985	7.419	322.64	2.20	649	89.0
REFI	$105,305,090	504	10.62	$208,939	5.000	13.250	6.817	6.249	342.90	2.10	635	78.3
	$991,257,618	**5,396**	**100.00**	**$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Occupancy												
OOC	$975,023,101	5,278	98.36	$184,733	4.375	14.500	7.040	6.480	341.36	2.09	624	77.5
NOO	$11,081,409	96	1.12	$115,431	5.625	13.875	7.389	6.803	331.17	3.11	635	69.4
2ND HM	$5,153,108	22	0.52	$234,232	5.875	9.750	7.027	6.518	337.65	2.00	611	70.7
	$991,257,618	**5,396**	**100.00**	**$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Months Remaining to Scheduled Maturity												
1 - 120	$633,847	19	0.06	$33,360	5.125	12.500	9.437	8.928	109.14	22.82	595	71.4
121 - 180	$71,875,097	822	7.25	$87,439	4.375	14.500	7.978	7.439	177.72	2.23	627	77.8
181 - 300	$27,954,454	563	2.82	$49,653	5.250	14.500	10.698	10.158	238.51	3.15	647	96.6
301 - 360	$890,794,221	3,992	89.87	$223,145	5.000	14.000	6.852	6.289	357.80	2.05	623	76.7
	$991,257,618	**5,396**	**100.00**	**$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

Group 2 (Fixed): $991,257,618

Detailed Report

Collateral Grouped by Document Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$736,683,954	4,037	74.32	$182,483	4.375	14.500	7.021	6.458	342.03	2.09	620	77.7
STATED	$249,746,211	1,329	25.19	$187,920	5.375	14.000	7.103	6.553	338.85	2.13	635	76.5
SIMPLE	$4,016,366	27	0.41	$148,754	6.000	11.125	7.530	6.997	337.90	2.76	613	70.3
STREAMLI	$811,087	3	0.08	$270,362	6.000	8.000	6.491	5.982	358.13	1.87	634	76.6
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Collateral Grouped by FICO											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$1,583,787	8	0.16	$197,973	5.500	8.625	6.072	5.563	348.17	2.48	804	73.0
781 - 800	$5,707,751	25	0.58	$228,310	4.375	12.500	6.119	5.610	334.76	1.83	791	63.7
761 - 780	$14,989,156	55	1.51	$272,530	5.000	11.125	5.936	5.427	348.81	1.93	770	70.9
741 - 760	$13,011,720	57	1.31	$228,276	5.000	11.990	6.268	5.759	336.91	1.75	750	73.5
721 - 740	$19,763,722	93	1.99	$212,513	5.375	12.990	6.556	6.047	341.65	2.34	729	72.8
701 - 720	$31,588,871	164	3.19	$192,615	5.375	14.000	6.766	6.222	337.66	2.04	709	80.8
681 - 700	$51,627,974	268	5.21	$192,642	5.130	13.500	6.769	6.189	338.59	2.12	689	79.3
661 - 680	$87,896,379	489	8.87	$179,747	5.250	13.500	6.884	6.270	337.52	2.12	670	81.2
641 - 660	$117,903,759	662	11.89	$178,102	5.500	13.875	6.996	6.449	339.54	2.04	650	79.9
621 - 640	$146,773,246	827	14.81	$177,477	5.375	14.500	7.049	6.493	336.72	2.07	631	80.4
601 - 620	$160,180,526	846	16.16	$189,339	5.500	14.500	7.059	6.488	343.10	2.23	611	77.0
581 - 600	$131,130,688	712	13.23	$184,172	5.125	13.500	7.180	6.619	342.58	2.17	591	77.9
561 - 580	$92,526,007	494	9.33	$187,300	5.500	13.625	7.132	6.553	345.78	2.02	571	74.5
541 - 560	$61,353,489	354	6.19	$173,315	5.500	14.000	7.310	6.768	344.81	2.07	551	71.5
521 - 540	$33,258,539	203	3.36	$163,835	5.625	12.875	7.644	7.135	345.17	1.93	531	70.1
501 - 520	$19,783,792	122	2.00	$162,162	6.000	12.300	7.957	7.448	347.82	2.14	513	70.5
500 or Less	$1,782,911	12	0.18	$148,576	7.250	8.875	7.926	7.417	357.01	2.41	496	66.2
NOT SCORED	$395,299	5	0.04	$79,060	7.625	10.375	8.078	7.569	299.98	9.19	N/A	67.4
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$722,374,202	3,859	72.87	$187,192	4.375	14.500	6.963	6.398	340.07	2.10	643	79.3
A-	$107,321,470	548	10.83	$195,842	5.500	14.000	7.042	6.483	345.90	2.12	583	75.4
B	$95,708,874	537	9.66	$178,229	5.500	13.625	7.188	6.634	343.36	2.20	582	71.2
C	$44,414,236	300	4.48	$148,047	5.500	12.300	7.587	7.078	342.67	1.97	551	68.2



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 2 (Fixed): $991,257,618

Detailed Report

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
C-	$19,864,805	134	2.00	$148,245	5.500	12.000	7.877	7.368	345.38	1.91	525	68.7
D	$1,574,032	18	0.16	$87,446	7.875	11.800	9.265	8.756	325.98	3.11	523	63.1
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Collateral Grouped by Prepayment Penalty Months											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$157,355,874	1,147	15.87	$137,189	5.000	14.500	7.826	7.214	319.29	2.60	630	80.9
12	$25,917,608	83	2.61	$312,260	5.500	12.500	7.188	6.592	345.36	2.51	618	75.2
24	$28,721,839	157	2.90	$182,942	5.750	13.500	7.236	6.578	324.43	2.59	637	77.8
36	$106,920,963	361	10.79	$296,180	5.000	13.375	6.690	6.098	345.49	2.52	645	75.8
60	$672,341,335	3,648	67.83	$184,304	4.375	13.500	6.903	6.366	346.24	1.89	619	76.8
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3



Countrywide

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM): $1,884,999,832

Detailed Report

Summary of Loans in Statistic Calculation Pool

Range

(As of Calculation Date)

Total Number of Loans	10,485			
Total Outstanding Loan Balance	$1,884,999,832			
Average Loan Balance	$179,781	$14,303	to	$999,004
WA Mortgage Rate	7.358%	4.375%	to	14.090%
Net WAC	6.785%	2.601%	to	13.581%
ARM Characteristics				
WA Gross Margin	6.627%	1.750%	to	12.090%
WA Months to First Roll	31	1	to	52
WA First Periodic Cap	1.835%	1.000%	to	6.000%
WA Subsequent Periodic Cap	1.411%	1.000%	to	6.000%
WA Lifetime Cap	14.194%	9.500%	to	21.090%
WA Lifetime Floor	7.359%	2.525%	to	14.090%
WA Original Term (months)	360	240	to	360
WA Remaining Term (months)	358	231	to	360
WA LTV	83.32%	7.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	609			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	74.72%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 35.59%	SFR: 78.38%	FULL DOC: 74.71%	RFCO: 54.93%	OOC: 98.33%	A: 67.01%	0: 25.28%
FL: 6.05%	PUD: 12.86%	STATED: 25.01%	PURCH: 38.57%	NOO: 1.22%	A-: 10.61%	6: 0.17%
MA: 4.47%	CONDO: 5.76%	SIMPLE: 0.28%	REFI: 6.50%	2ND: 0.45%	B: 10.07%	12: 4.83%
MI: 3.89%	2-4 UNIT: 2.30%				C: 7.48%	24: 20.00%
TX: 3.88%	MANUF: 0.53%				C-: 3.86%	30: 0.27%
					D: 0.98%	36: 49.07%
						60: 0.37%



Aggregate (ARM): $1,884,999,832

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$1,351,265	16	0.07	$84,454	6.250	14.090	8.242	7.733	331.53	28.47	578	75.7
2/18 LIBOR	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
2/23 LIBOR	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
2/28 LIBOR	$446,204,309	2,511	23.67	$177,700	4.500	11.800	7.401	6.782	356.71	3.29	619	82.5
3/27 LIBOR	$1,436,257,498	7,951	76.19	$180,639	4.375	13.500	7.344	6.785	357.87	2.13	606	83.6
5/25 LIBOR	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 240	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
ARM 300	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
ARM 360	$1,884,912,942	10,483	100.00	$179,807	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$150,231	7	0.01	$21,462	8.300	10.250	9.092	8.583	340.73	19.27	587	36.0
$25000.01 - $50000	$8,074,736	181	0.43	$44,612	5.350	14.090	9.205	8.626	354.47	5.27	582	73.5
$50000.01 - $75000	$56,555,687	874	3.00	$64,709	5.250	13.500	8.538	7.965	357.32	2.57	591	80.3
$75000.01 - $100000	123,540,870	1,395	6.55	$88,560	5.000	12.250	8.158	7.579	357.51	2.49	598	83.4
$100000.01 - $ 150000	332,913,401	2,659	17.66	$125,202	4.500	12.000	7.810	7.257	357.57	2.43	600	83.6
$150000.01 - $ 200000	356,497,091	2,049	18.91	$173,986	4.375	11.625	7.401	6.839	357.59	2.41	605	83.3
$200000.01 - $ 250000	266,676,354	1,192	14.15	$223,722	4.500	11.375	7.244	6.691	357.73	2.27	609	83.6
$250000.01 - $ 300000	201,215,338	736	10.67	$273,390	4.625	11.375	7.082	6.532	357.71	2.29	616	84.1
$300000.01 - $ 350000	168,024,794	514	8.91	$326,896	4.500	9.990	6.989	6.407	357.56	2.44	615	84.7
$350000.01 - $ 400000	175,769,015	467	9.32	$376,379	4.500	10.000	6.880	6.259	357.51	2.49	620	83.6
$400000.01 - $ 450000	$82,137,242	194	4.36	$423,388	5.125	9.250	6.867	6.223	357.44	2.56	623	84.6
$450000.01 - $ 500000	$64,086,436	134	3.40	$478,257	5.125	10.125	6.681	6.050	357.30	2.70	627	83.1
$500000.01 - $ 550000	$16,857,410	32	0.89	$526,794	5.500	9.000	6.607	5.893	357.66	2.34	610	75.8
$550000.01 - $ 600000	$16,799,975	29	0.89	$579,309	5.000	8.125	6.726	6.217	357.62	2.38	639	76.5
$600000.01 - $ 650000	$6,321,051	10	0.34	$632,105	5.625	8.125	6.870	6.361	358.00	2.00	591	72.1
$650000.01 - $ 700000	$1,350,513	2	0.07	$675,256	6.125	6.750	6.443	5.934	359.00	1.00	634	77.5
$700000.01 - $ 750000	$2,882,737	4	0.15	$720,684	6.375	7.250	6.881	6.372	358.24	1.76	643	75.2
$750000.01 - $ 800000	$758,622	1	0.04	$758,622	6.500	6.500	6.500	5.991	358.00	2.00	601	80.0



Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$800000.01 - $ 850000	$1,634,552	2	0.09	$817,276	6.500	8.500	7.508	6.999	356.50	3.50	655	72.3
$850000.01 - $ 900000	$1,754,772	2	0.09	$877,386	6.375	7.500	6.951	6.442	356.51	3.49	692	52.8
$950000.01 - $ 1000000	$999,004	1	0.05	$999,004	6.000	6.000	6.000	5.491	359.00	1.00	607	61.7
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$11,133,797	90	0.59	$123,709	5.875	11.390	8.151	7.540	357.68	2.32	597	91.0
AK	$822,567	5	0.04	$164,513	6.890	9.500	7.744	7.235	356.89	3.11	574	88.0
AZ	$32,501,259	237	1.72	$137,136	4.875	11.625	7.604	7.047	357.52	2.48	615	86.7
AR	$7,344,963	63	0.39	$116,587	5.125	10.875	7.652	7.008	357.58	2.42	601	88.7
CA	$670,948,170	2,701	35.59	$248,407	4.375	11.625	6.890	6.318	357.59	2.41	617	81.5
CO	$50,291,343	256	2.67	$196,451	5.250	10.750	7.189	6.646	357.61	2.39	620	87.4
CT	$29,095,664	163	1.54	$178,501	6.125	11.750	7.607	7.041	357.89	2.11	588	80.3
DE	$2,619,404	16	0.14	$163,713	6.375	11.000	8.139	7.630	357.93	2.07	592	84.3
DC	$2,237,122	10	0.12	$223,712	6.125	9.125	6.974	6.465	357.75	2.25	597	75.2
FL	$114,051,454	768	6.05	$148,504	4.750	12.250	7.641	7.044	357.55	2.45	609	87.3
GA	$61,308,439	418	3.25	$146,671	5.500	11.625	8.134	7.570	357.83	2.17	597	87.0
HI	$12,014,238	46	0.64	$261,179	5.375	8.875	6.692	6.105	357.64	2.36	617	84.1
ID	$9,961,995	69	0.53	$144,377	5.000	11.000	7.105	6.428	357.86	2.14	621	85.6
IL	$47,226,895	285	2.51	$165,708	5.300	10.800	7.578	6.989	357.33	2.67	604	82.1
IN	$11,530,029	112	0.61	$102,947	6.000	12.000	8.153	7.544	357.22	2.78	614	91.0
IA	$3,877,386	43	0.21	$90,172	6.350	11.750	8.377	7.826	357.17	2.83	614	88.5
KS	$9,004,780	76	0.48	$118,484	6.375	10.875	8.052	7.487	357.18	2.82	624	88.2
KY	$6,216,363	52	0.33	$119,545	5.490	10.750	7.792	7.165	357.12	2.88	617	90.8
LA	$15,813,798	122	0.84	$129,621	5.500	11.750	7.837	7.300	357.76	2.24	600	87.2
ME	$2,334,942	18	0.12	$129,719	5.875	9.750	7.700	6.954	357.84	2.16	607	85.3
MD	$38,073,912	171	2.02	$222,654	4.750	10.500	7.591	6.979	357.51	2.49	603	82.3
MA	$84,244,630	386	4.47	$218,250	5.000	12.000	7.088	6.537	357.80	2.20	596	75.7
MI	$73,318,589	524	3.89	$139,921	5.475	13.500	7.768	7.200	357.69	2.31	603	83.8
MN	$34,534,968	214	1.83	$161,378	5.625	11.375	7.600	7.015	357.30	2.70	603	83.6
MS	$6,976,298	70	0.37	$99,661	6.500	11.625	8.367	7.823	357.74	2.26	599	89.6
MO	$38,319,113	345	2.03	$111,070	6.000	11.550	8.294	7.736	357.73	2.27	603	87.5
MT	$1,143,483	10	0.06	$114,348	5.050	9.250	7.589	7.080	358.01	1.99	612	85.5
NE	$3,282,727	31	0.17	$105,894	6.750	10.375	8.286	7.777	358.02	1.98	599	91.6
NV	$30,750,447	167	1.63	$184,134	4.875	11.800	7.316	6.731	357.39	2.61	628	86.1
NH	$14,531,393	88	0.77	$165,129	5.250	9.375	7.225	6.667	357.98	2.02	597	83.4
NJ	$58,406,332	299	3.10	$195,339	5.625	10.500	7.518	6.961	357.64	2.36	582	76.5
NM	$3,514,020	24	0.19	$146,418	5.875	9.725	7.857	7.115	356.59	3.41	602	82.2
NY	$49,357,805	220	2.62	$224,354	5.250	12.375	7.227	6.642	357.90	2.10	590	75.7


Aggregate (ARM): $1,884,999,832

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
NC	$21,685,552	172	1.15	$126,079	6.000	11.750	8.157	7.538	357.07	2.93	603	87.1
ND	$97,444	2	0.01	$48,722	8.875	9.175	9.003	8.494	357.57	2.43	566	75.3
OH	$24,118,566	210	1.28	$114,850	5.875	14.090	7.916	7.331	357.06	2.85	605	88.0
OK	$7,069,483	56	0.38	$126,241	5.350	12.250	7.988	7.479	358.03	1.97	614	90.5
OR	$20,574,457	128	1.09	$160,738	5.300	10.600	7.254	6.705	357.43	2.57	624	84.3
PA	$21,241,806	158	1.13	$134,442	5.500	12.000	7.677	7.160	357.12	2.59	586	80.5
RI	$6,815,168	46	0.36	$148,156	6.500	11.125	8.241	7.732	357.70	2.30	584	76.8
SC	$5,295,845	42	0.28	$126,092	5.500	10.550	7.988	7.400	356.93	3.07	593	85.8
SD	$788,736	7	0.04	$112,677	5.625	8.750	6.875	6.366	358.58	1.42	593	75.7
TN	$31,930,260	249	1.69	$128,234	5.875	11.100	7.912	7.361	357.60	2.40	613	90.3
TX	$73,163,403	548	3.88	$133,510	5.250	11.375	7.907	7.322	357.37	2.63	608	88.5
UT	$19,606,582	122	1.04	$160,710	5.625	9.750	7.220	6.694	357.68	2.32	622	87.3
VT	$635,255	3	0.03	$211,752	6.750	7.875	7.277	6.768	358.45	1.55	613	82.7
VA	$42,116,982	200	2.23	$210,585	5.000	11.100	7.343	6.810	357.44	2.56	600	83.6
WA	$53,177,746	289	2.82	$184,006	4.500	11.750	7.254	6.649	357.23	2.77	620	86.9
WV	$3,240,683	31	0.17	$104,538	6.250	11.500	8.066	7.446	357.90	2.10	599	84.0
WI	$15,369,234	113	0.82	$136,011	5.740	10.875	8.115	7.488	357.41	2.59	601	85.1
WY	$1,284,304	10	0.07	$128,430	5.000	9.875	7.255	6.746	357.83	2.17	601	79.6
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$30,024,348	216	1.59	$139,002	4.750	11.100	7.209	6.700	357.58	2.42	581	41.0
50.01-55.00	$20,738,981	123	1.10	$168,610	5.125	11.375	7.038	6.529	357.65	2.35	576	52.7
55.01-60.00	$49,541,324	305	2.63	$162,431	5.250	14.090	7.126	6.617	357.26	2.74	582	57.9
60.01-65.00	$97,551,714	576	5.18	$169,361	4.500	12.000	7.237	6.728	357.31	2.69	573	63.3
65.01-70.00	$114,015,773	684	6.05	$166,690	4.375	12.250	7.312	6.723	357.72	2.28	572	68.7
70.01-75.00	$162,950,103	908	8.64	$179,460	4.875	13.500	7.287	6.728	357.74	2.26	577	74.0
75.01-80.00	$421,708,465	2,303	22.37	$183,113	4.500	12.250	6.898	6.316	357.55	2.43	622	79.5
80.01-85.00	$171,988,898	876	9.12	$196,334	4.750	11.625	7.195	6.620	357.70	2.30	607	84.2
85.01-90.00	$303,516,593	1,475	16.10	$205,774	5.125	11.450	7.305	6.706	357.66	2.34	620	89.5
90.01-95.00	$111,660,977	562	5.92	$198,685	5.500	12.000	7.642	7.056	357.78	2.22	624	94.5
95.01-100.00	$401,302,657	2,457	21.29	$163,330	4.875	12.375	7.999	7.426	357.38	2.62	624	99.8
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3


Aggregate (ARM): $1,884,999,832

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Current Gross Coupon												
4.001 - 4.500	$1,213,221	5	0.06	$242,644	4.375	4.500	4.484	3.975	357.31	2.69	713	75.6
4.501 - 5.000	$8,415,064	34	0.45	$247,502	4.625	5.000	4.896	4.316	357.44	2.56	672	74.6
5.001 - 5.500	$37,444,826	148	1.99	$253,006	5.050	5.500	5.363	4.807	357.74	2.26	651	75.9
5.501 - 6.000	$132,248,119	512	7.02	$258,297	5.540	6.000	5.849	5.285	357.83	2.17	648	78.5
6.001 - 6.500	$286,391,168	1,206	15.19	$237,472	6.050	6.500	6.361	5.790	357.82	2.18	626	79.9
6.501 - 7.000	$394,098,051	1,864	20.91	$211,426	6.525	7.000	6.825	6.253	357.71	2.29	616	81.5
7.001 - 7.500	$301,448,710	1,627	15.99	$185,279	7.010	7.500	7.337	6.757	357.62	2.38	602	83.0
7.501 - 8.000	$284,421,577	1,723	15.09	$165,073	7.515	8.000	7.818	7.240	357.48	2.52	597	86.0
8.001 - 8.500	$175,896,840	1,192	9.33	$147,564	8.025	8.500	8.324	7.749	357.34	2.66	592	86.9
8.501 - 9.000	$134,676,635	984	7.14	$136,866	8.505	9.000	8.796	8.226	357.16	2.79	591	88.7
9.001 - 9.500	$64,163,898	555	3.40	$115,611	9.025	9.500	9.302	8.753	357.19	2.81	584	89.1
9.501 - 10.000	$39,239,464	357	2.08	$109,914	9.525	10.000	9.796	9.231	356.94	3.00	578	88.2
10.001 - 10.500	$12,136,955	117	0.64	$103,735	10.050	10.500	10.310	9.681	357.05	2.95	578	86.2
10.501 - 11.000	$7,716,564	91	0.41	$84,797	10.525	11.000	10.788	10.209	357.15	2.85	573	85.9
11.001 - 11.500	$3,693,324	44	0.20	$83,939	11.050	11.500	11.275	10.630	356.16	3.84	564	84.5
11.501 - 12.000	$1,438,884	19	0.08	$75,731	11.525	12.000	11.746	11.237	357.75	2.25	577	68.0
12.001 - 12.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
13.001 - 13.500	$53,989	1	0.00	$53,989	13.500	13.500	13.500	12.991	359.00	1.00	541	75.0
14.001 - 14.500	$45,213	1	0.00	$45,213	14.090	14.090	14.090	13.581	323.00	37.00	507	60.0
	$1,884,999,832	**10,485**	**100.00**	**$179,781**	**4.375**	**14.090**	**7.358**	**6.785**	**357.57**	**2.43**	**609**	**83.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Property Type												
SFR	$1,477,494,460	8,410	78.38	$175,683	4.500	14.090	7.368	6.797	357.58	2.41	608	83.0
PUD	$242,375,962	1,127	12.86	$215,063	5.000	11.150	7.352	6.775	357.51	2.49	613	86.7
CONDO	$108,569,085	623	5.76	$174,268	4.375	12.000	7.246	6.672	357.66	2.34	622	85.8
2-4 UNITS	$43,324,471	208	2.30	$208,291	5.500	10.500	7.198	6.611	357.17	2.83	608	71.0
MANUF	$10,034,540	101	0.53	$99,352	6.125	11.750	7.768	7.116	357.30	2.70	607	77.7
HI CONDO	$3,201,313	16	0.17	$200,082	5.990	9.600	7.633	7.124	357.02	2.98	606	73.9
	$1,884,999,832	**10,485**	**100.00**	**$179,781**	**4.375**	**14.090**	**7.358**	**6.785**	**357.57**	**2.43**	**609**	**83.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Purpose												
RFCO	$1,035,424,748	5,714	54.93	$181,208	4.375	13.500	7.321	6.761	357.62	2.37	593	78.2
PURCH	$726,982,952	4,050	38.57	$179,502	4.500	12.250	7.415	6.823	357.49	2.51	632	90.6



Aggregate (ARM): $1,884,999,832

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
REFI	$122,592,132	721	6.50	$170,031	5.125	14.090	7.323	6.757	357.53	2.47	604	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,853,506,918	10,277	98.33	$180,355	4.375	14.090	7.355	6.781	357.58	2.42	609	83.5
NOO	$22,948,633	163	1.22	$140,789	5.500	13.500	7.680	7.144	356.64	3.36	618	70.7
2ND HM	$8,544,281	45	0.45	$189,873	5.625	12.250	7.090	6.511	357.66	2.34	624	69.5
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
181 - 300	$551,766	13	0.03	$42,444	8.600	11.125	9.515	8.902	279.85	65.05	560	64.1
301 - 360	$1,884,448,065	10,472	99.97	$179,951	4.375	14.090	7.357	6.784	357.59	2.41	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,408,215,455	8,151	74.71	$172,766	4.500	14.090	7.442	6.865	357.58	2.42	602	84.7
STATED	$471,457,551	2,301	25.01	$204,892	4.375	12.375	7.107	6.547	357.55	2.45	630	79.2
SIMPLE	$5,326,825	33	0.28	$161,419	5.650	9.250	7.176	6.641	355.64	3.18	610	71.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$783,720	3	0.04	$261,240	4.500	6.990	5.735	5.226	356.85	3.15	806	90.1
781 - 800	$5,743,629	25	0.30	$229,745	5.625	7.625	6.514	6.005	357.66	2.34	787	86.4
761 - 780	$8,663,877	43	0.46	$201,486	4.375	8.625	6.310	5.728	357.80	2.20	769	86.1
741 - 760	$14,204,687	62	0.75	$229,108	4.750	10.125	6.622	6.070	357.44	2.56	748	83.2
721 - 740	$25,146,428	115	1.33	$218,665	4.750	9.280	6.414	5.819	357.38	2.62	729	84.7
701 - 720	$32,165,800	157	1.71	$204,878	4.500	10.550	6.476	5.869	357.54	2.46	709	84.4


Aggregate (ARM): $1,884,999,832

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
681 - 700	$70,660,327	323	3.75	$218,763	4.875	9.500	6.674	6.124	357.79	2.21	690	84.4
661 - 680	$118,145,696	593	6.27	$199,234	4.750	11.125	6.803	6.198	357.55	2.45	669	86.5
641 - 660	$209,129,691	1,097	11.09	$190,638	4.500	11.500	6.978	6.380	357.55	2.45	650	86.9
621 - 640	$266,837,990	1,385	14.16	$192,663	4.750	11.625	7.173	6.557	357.52	2.48	630	87.3
601 - 620	$286,957,693	1,549	15.22	$185,254	4.875	12.375	7.433	6.871	357.52	2.48	610	86.7
581 - 600	$309,706,798	1,817	16.43	$170,450	5.125	12.250	7.741	7.188	357.52	2.48	590	87.4
561 - 580	$201,220,816	1,145	10.67	$175,739	4.750	11.800	7.510	6.943	357.65	2.35	571	79.5
541 - 560	$161,110,469	995	8.55	$161,920	5.500	13.500	7.627	7.075	357.61	2.37	551	73.4
521 - 540	$102,114,910	685	5.42	$149,073	5.875	12.000	7.850	7.312	357.71	2.22	531	71.7
501 - 520	$64,901,976	439	3.44	$147,840	5.250	14.090	8.129	7.582	357.70	2.30	512	69.2
500 or Less	$6,511,509	43	0.35	$151,430	6.375	11.375	8.185	7.676	356.22	3.78	494	68.0
NOT SCORED	$993,815	9	0.05	$110,424	6.500	11.500	7.494	6.985	355.14	4.86	N/A	61.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,263,194,616	6,671	67.01	$189,356	4.375	12.375	7.231	6.654	357.54	2.46	633	87.6
A-	$199,920,910	1,079	10.61	$185,284	4.750	12.250	7.389	6.788	357.53	2.46	579	80.2
B	$189,726,112	1,173	10.07	$161,744	5.250	13.500	7.497	6.916	357.51	2.45	568	75.0
C	$141,030,360	950	7.48	$148,453	5.500	12.000	7.762	7.247	357.81	2.19	549	71.1
C-	$72,730,889	500	3.86	$145,462	5.250	11.400	8.079	7.546	357.80	2.20	526	68.1
D	$18,396,945	112	0.98	$164,258	6.250	14.090	8.328	7.819	357.55	2.45	540	60.6
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$476,529,072	2,771	25.28	$171,970	4.750	12.375	7.625	7.066	357.80	2.20	597	80.5
6	$3,286,525	27	0.17	$121,723	6.500	10.000	7.971	7.382	355.96	4.04	625	86.5
12	$91,078,755	385	4.83	$236,568	5.000	10.250	7.106	6.500	357.36	2.64	619	79.5
24	$377,006,198	1,982	20.00	$190,215	4.500	11.800	7.242	6.633	356.85	3.13	620	83.1
30	$5,174,794	21	0.27	$246,419	6.250	8.625	7.177	6.668	357.74	2.26	648	84.6
36	$924,971,940	5,251	49.07	$176,152	4.375	14.090	7.290	6.726	357.78	2.22	610	85.2
60	$6,952,548	48	0.37	$144,845	5.250	9.900	7.525	7.002	355.41	4.59	608	86.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	4	$1,452,273	17	0.08	$85,428	6.250	14.090	8.371	7.862	332.12	27.88	580	76.4
7 - 12	10	$1,046,008	7	0.06	$149,430	7.800	9.375	8.546	8.037	346.30	13.70	625	93.0
13 - 18	16	$47,851,951	306	2.54	$156,379	5.250	11.800	7.846	6.885	351.90	7.93	611	83.3
19 - 24	21	$398,534,795	2,207	21.14	$180,578	4.500	11.750	7.347	6.767	357.27	2.73	619	82.4
25 - 31	30	$40,027,989	256	2.12	$156,359	5.400	11.350	7.915	7.025	353.90	6.10	607	85.5
32 - 37	34	$1,394,986,944	7,687	74.00	$181,474	4.375	13.500	7.327	6.778	357.99	2.01	606	83.5
50 - 55	51	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	31	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1.001 - 2.000	$279,143	2	0.01	$139,571	6.750	7.750	7.079	6.570	358.34	1.66	564	71.9
2.001 - 3.000	$736,625	3	0.04	$245,542	4.875	7.125	5.861	5.352	355.56	4.44	617	82.6
3.001 - 4.000	$12,278,207	52	0.65	$236,119	4.500	8.625	5.274	4.717	357.66	2.34	664	76.5
4.001 - 5.000	$145,647,024	581	7.73	$250,683	4.500	9.990	5.882	5.330	357.73	2.27	643	76.9
5.001 - 6.000	$467,388,719	2,192	24.80	$213,225	4.375	12.250	6.684	6.092	357.58	2.42	628	80.1
6.001 - 7.000	$615,576,453	3,391	32.66	$181,532	5.125	12.375	7.396	6.814	357.52	2.47	606	84.0
7.001 - 8.000	$457,082,708	2,823	24.25	$161,914	5.475	14.090	8.003	7.464	357.72	2.28	592	86.7
8.001 - 9.000	$144,383,326	1,060	7.66	$136,211	5.625	12.000	8.474	7.861	357.19	2.81	588	87.1
9.001 - 10.000	$34,204,752	306	1.81	$111,780	5.750	11.400	9.108	8.571	357.19	2.81	576	84.2
10.001 - 11.000	$6,266,926	61	0.33	$102,736	6.500	11.390	9.467	8.915	357.23	2.77	568	81.5
11.001 - 12.000	$1,103,623	13	0.06	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.00	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
6.627	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
9.001 - 10.000	$808,571	3	0.04	$269,524	4.500	4.875	4.644	4.135	355.37	4.63	702	84.7
10.001 - 10.500	$2,076,045	9	0.11	$230,672	4.500	5.500	5.307	4.798	357.58	2.42	699	78.3
10.501 - 11.000	$7,007,275	29	0.37	$241,630	4.750	6.000	5.672	5.163	357.40	2.60	693	79.7
11.001 - 11.500	$7,771,177	35	0.41	$222,034	4.375	6.500	5.822	5.227	357.02	2.98	683	79.0
11.501 - 12.000	$30,228,782	130	1.60	$232,529	4.750	7.000	5.838	5.274	357.43	2.57	654	77.5
12.001 - 12.500	$70,250,603	296	3.73	$237,333	5.050	7.500	5.933	5.348	357.30	2.70	640	76.9
12.501 - 13.000	$155,494,266	656	8.25	$237,034	5.540	8.000	6.173	5.579	357.42	2.58	639	79.0
13.001 - 13.500	$286,574,772	1,250	15.20	$229,260	6.050	8.500	6.506	5.922	357.69	2.31	622	80.4
13.501 - 14.000	$389,142,118	1,887	20.64	$206,223	6.500	9.000	6.932	6.352	357.64	2.36	613	82.1
14.001 - 14.500	$287,765,058	1,588	15.27	$181,212	6.875	9.500	7.425	6.845	357.63	2.37	600	83.6
14.501 - 15.000	$260,816,313	1,615	13.84	$161,496	6.625	9.000	7.907	7.348	357.62	2.36	595	86.4



Aggregate (ARM): $1,884,999,832

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
colspan=13	**Range of Maximum Rates**
15.001 - 15.500	$156,956,730	1,083	8.33	$144,928	8.025	10.425	8.382	7.835	357.59	2.41	591	87.1
15.501 - 16.000	$120,180,943	880	6.38	$136,569	8.505	10.000	8.876	8.315	357.41	2.57	590	89.1
16.001 - 16.500	$57,439,474	494	3.05	$116,274	8.300	10.500	9.344	8.785	357.31	2.69	582	89.0
16.501 - 17.000	$30,712,374	288	1.63	$106,640	9.525	11.000	9.828	9.285	357.40	2.60	576	87.7
17.000 - 17.500	$10,000,890	99	0.53	$101,019	10.050	11.450	10.361	9.800	357.72	2.28	582	87.0
17.501 - 18.000	$6,843,613	78	0.36	$87,739	10.525	11.800	10.809	10.245	357.25	2.75	574	86.1
18.001 - 18.500	$3,184,732	39	0.17	$81,660	11.070	11.500	11.287	10.692	356.61	3.39	561	83.3
18.501 - 19.000	$1,389,562	19	0.07	$73,135	9.000	12.000	11.690	11.181	356.69	3.31	575	88.2
19.001 - 19.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
20.001+	$99,202	2	0.01	$49,601	13.500	14.090	13.769	13.260	342.59	17.41	526	68.2
14.194	**$1,884,999,832**	**10,485**	**100.00**	**$179,781**	**4.375**	**14.090**	**7.358**	**6.785**	**357.57**	**2.43**	**609**	**83.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
colspan=13	**Next Interest Adjustment Date**
12/03	$246,131	2	0.01	$123,065	7.990	9.750	8.390	7.881	338.65	21.35	564	90.7
01/04	$183,196	5	0.01	$36,639	9.000	11.125	10.228	9.719	284.00	76.00	553	62.1
02/04	$207,619	4	0.01	$51,905	8.625	9.250	9.036	8.527	285.00	75.00	603	62.7
03/04	$214,341	4	0.01	$53,585	8.500	14.090	10.529	10.020	336.03	23.97	568	64.0
04/04	$600,986	2	0.03	$300,493	6.250	7.000	6.799	6.290	359.00	1.00	592	84.0
07/04	$222,734	1	0.01	$222,734	8.750	8.750	8.750	8.241	344.00	16.00	600	100.0
08/04	$259,927	2	0.01	$129,963	8.500	9.375	8.727	8.218	345.00	15.00	607	88.3
10/04	$107,884	1	0.01	$107,884	7.800	7.800	7.800	7.291	347.00	13.00	668	100.0
11/04	$455,463	3	0.02	$151,821	8.000	9.250	8.519	8.010	348.00	12.00	637	90.5
12/04	$219,280	1	0.01	$219,280	7.250	7.250	7.250	6.741	349.00	11.00	526	75.0
01/05	$3,784,741	25	0.20	$151,390	6.550	9.500	7.953	7.427	350.00	10.00	607	85.5
02/05	$14,654,598	95	0.78	$154,259	6.050	11.800	7.798	6.704	350.57	9.00	606	80.0
03/05	$14,305,382	101	0.76	$141,637	5.250	11.450	7.758	6.569	351.74	8.11	617	82.3
04/05	$2,133,761	12	0.11	$177,813	6.550	9.990	8.119	7.384	353.19	6.81	627	88.2
05/05	$13,505,147	80	0.72	$168,814	6.050	10.525	7.941	7.227	354.06	5.94	609	86.1
06/05	$34,950,480	209	1.85	$167,227	5.300	11.070	7.710	6.896	355.07	4.93	615	83.8
07/05	$70,304,196	378	3.73	$185,990	4.750	11.400	7.402	6.673	356.06	3.94	617	82.8
08/05	$108,051,138	605	5.73	$178,597	4.500	11.100	7.287	6.761	357.07	2.93	624	82.4
09/05	$126,535,246	694	6.71	$182,327	4.875	11.250	7.217	6.708	358.04	1.96	621	81.5
10/05	$57,182,725	309	3.03	$185,057	4.750	11.750	7.443	6.930	358.93	1.07	614	83.1
11/05	$760,050	4	0.04	$190,013	7.375	10.250	7.995	7.293	348.00	12.00	563	70.2
12/05	$324,918	2	0.02	$162,459	8.500	8.680	8.583	8.074	349.00	11.00	596	90.8
01/06	$579,539	5	0.03	$115,908	5.850	10.100	7.296	6.787	350.00	10.00	627	80.0



Aggregate (ARM): $1,884,999,832

Detailed Report

			Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
02/06	$3,495,974	26	0.19	$134,461	6.000	10.550	7.774	6.625	351.00	9.00	612	79.2
03/06	$7,029,668	52	0.37	$135,186	6.750	11.150	8.342	7.146	352.01	7.99	603	79.7
04/06	$1,163,760	5	0.06	$232,752	6.950	9.750	7.451	6.381	353.31	6.69	621	80.4
05/06	$3,421,754	25	0.18	$136,870	6.300	9.990	8.110	7.398	354.37	5.63	591	86.0
06/06	$25,328,140	153	1.34	$165,543	5.400	11.350	7.874	7.089	355.05	4.95	606	87.7
07/06	$143,245,699	753	7.60	$190,233	5.000	11.750	7.577	6.798	356.04	3.96	603	86.4
08/06	$259,465,405	1,347	13.76	$192,625	4.500	11.750	7.366	6.793	357.02	2.98	607	84.5
09/06	$473,672,067	2,599	25.13	$182,252	4.375	12.000	7.259	6.750	358.02	1.98	608	83.1
10/06	$516,395,571	2,970	27.39	$173,871	4.750	13.500	7.296	6.787	359.00	1.00	605	82.7
11/06	$892,438	6	0.05	$148,740	5.375	9.625	6.858	6.349	360.00	0.00	641	86.0
01/08	$545,569	3	0.03	$181,856	4.875	6.350	5.604	5.095	350.00	10.00	671	84.6
03/08	$554,301	2	0.03	$277,151	7.050	7.050	7.050	6.541	352.00	8.00	630	72.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3


Group 5 (ARM): $126,380,308

Detailed Report

Summary of Loans in Statistic Calculation Pool   **Range**

(As of Calculation Date)

Total Number of Loans	605		
Total Outstanding Loan Balance	$126,380,308		
Average Loan Balance	$208,893	$21,072 to	$558,545
WA Mortgage Rate	7.898%	5.500% to	11.525%
Net WAC	7.378%	4.991% to	11.016%
ARM Characteristics			
WA Gross Margin	7.577%	2.375% to	12.090%
WA Months to First Roll	30	5 to	35
WA First Periodic Cap	1.920%	1.000% to	3.000%
WA Subsequent Periodic Cap	1.387%	1.000% to	3.000%
WA Lifetime Cap	14.692%	10.600% to	18.525%
WA Lifetime Floor	7.912%	5.500% to	11.525%
WA Original Term (months)	360	360 to	360
WA Remaining Term (months)	357	351 to	359
WA LTV	89.06%	24.00% to	100.00%
Percentage of Pool with CLTV > 100%	0.00%		
WA FICO	614		
WA DTI%	N/A		
Percentage of Pool with Prepayment Penalties at Loan Orig	77.78%		
Percentage of Pool Secured by: 1st Liens	100.00%		
Percentage of Pool Secured by: 2nd Liens	0.00%		
Prepay Penalty (Hard/Soft): HARD	100.00%		

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.52%	SFR: 80.46%	FULL DOC: 53.76%	RFCO: 48.08%	OOC: 99.12%	A: 76.92%	0: 22.22%
GA: 5.37%	PUD: 15.25%	STATED: 45.98%	PURCH: 43.63%	NOO: 0.75%	A-: 6.03%	6: 0.12%
MI: 5.18%	CONDO: 3.80%	SIMPLE: 0.26%	REFI: 8.29%	2ND: 0.13%	B: 5.73%	12: 6.54%
MA: 4.78%	2-4 UNIT: 0.33%				C: 5.54%	24: 20.36%
FL: 4.31%	HI CONDO: 0.13%				C-: 5.77%	36: 49.33%
						60: 1.43%


Group 5 (ARM): $126,380,308

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
2/28 LIBOR	$35,703,510	208	28.25	$171,651	5.600	11.400	8.519	7.990	357.04	2.96	609	88.0
3/27 LIBOR	$90,237,159	396	71.40	$227,872	5.500	11.525	7.657	7.141	357.55	2.45	617	89.5
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$21,072	1	0.02	$21,072	9.500	9.500	9.500	8.991	356.00	4.00	545	65.0
$25000.01 - $50000	$1,626,437	37	1.29	$43,958	7.500	11.525	10.011	9.453	356.80	3.20	565	76.3
$50000.01 - $75000	$5,663,487	90	4.48	$62,928	6.990	11.390	9.702	9.108	357.11	2.89	561	78.0
$75000.01 - $100000	$7,178,626	81	5.68	$88,625	6.325	10.930	9.211	8.648	357.19	2.81	573	84.6
$100000.01 - $150000	$12,212,742	100	9.66	$122,127	5.625	11.070	9.194	8.653	357.28	2.72	577	86.1
$150000.01 - $200000	$8,621,134	50	6.82	$172,423	5.870	10.500	8.945	8.436	357.11	2.89	578	85.3
$200000.01 - $250000	$3,550,623	16	2.81	$221,914	7.190	9.990	8.957	8.448	357.08	2.92	583	82.8
$250000.01 - $300000	$1,365,583	5	1.08	$273,117	8.990	10.500	9.511	9.002	356.62	3.38	565	87.9
$300000.01 - $350000	$22,355,342	67	17.69	$333,662	5.750	9.990	7.423	6.914	357.44	2.56	629	91.6
$350000.01 - $400000	$35,754,520	95	28.29	$376,363	5.500	9.625	7.211	6.702	357.72	2.28	634	91.4
$400000.01 - $450000	$16,076,678	38	12.72	$423,070	5.990	9.000	7.228	6.719	357.41	2.59	631	91.0
$450000.01 - $500000	$11,395,519	24	9.02	$474,813	5.625	10.125	7.253	6.744	357.37	2.63	641	92.2
$550000.01 - $600000	$558,545	1	0.44	$558,545	6.750	6.750	6.750	6.241	357.00	3.00	658	93.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$618,750	9	0.49	$68,750	8.425	11.390	9.723	8.936	357.74	2.26	567	83.3
AZ	$1,645,240	10	1.30	$164,524	7.490	11.000	8.554	8.045	357.08	2.92	609	92.7
AR	$839,702	8	0.66	$104,963	6.625	10.525	8.591	8.082	356.51	3.49	583	86.3
CA	$51,206,102	138	40.52	$371,059	5.500	10.125	7.176	6.667	357.48	2.52	636	90.8



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 5 (ARM): $126,380,308

Detailed Report

											State
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
CO	$1,481,095	8	1.17	$185,137	6.500	9.850	8.210	7.701	356.92	3.08	604	90.5
CT	$701,522	3	0.56	$233,841	6.625	9.990	8.335	7.826	357.22	2.78	611	94.0
DE	$110,796	1	0.09	$110,796	9.880	9.880	9.880	9.371	356.00	4.00	604	100.0
FL	$5,450,343	29	4.31	$187,943	6.375	10.940	8.257	7.748	357.96	2.04	589	88.4
GA	$6,792,644	40	5.37	$169,816	6.500	11.525	8.898	8.389	357.80	2.20	589	89.4
ID	$378,341	2	0.30	$189,170	6.875	9.250	7.185	6.462	357.74	2.26	596	98.6
IL	$1,663,611	8	1.32	$207,951	6.250	10.800	7.662	7.153	356.94	3.06	634	86.1
IN	$1,263,803	11	1.00	$114,891	6.625	11.000	8.470	7.961	358.15	1.85	614	94.7
IA	$209,470	3	0.17	$69,823	7.750	8.140	8.026	7.517	356.82	3.18	618	87.8
KS	$871,027	8	0.69	$108,878	8.750	10.875	9.453	8.944	356.95	3.05	590	87.6
KY	$71,837	1	0.06	$71,837	9.970	9.970	9.970	9.461	356.00	4.00	558	80.0
LA	$512,061	4	0.41	$128,015	8.925	11.000	9.439	8.930	357.49	2.51	573	91.2
MD	$3,712,618	11	2.94	$337,511	6.500	9.880	7.762	7.253	358.01	1.99	618	90.2
MA	$6,041,127	16	4.78	$377,570	6.500	9.500	7.506	6.997	357.68	2.32	627	90.9
MI	$6,547,472	52	5.18	$125,913	5.870	10.990	8.729	8.152	356.73	3.27	590	84.7
MN	$4,348,484	27	3.44	$161,055	6.750	10.250	8.082	7.573	356.88	3.12	579	82.1
MS	$1,289,740	8	1.02	$161,218	7.125	11.375	8.260	7.751	358.10	1.90	587	85.7
MO	$3,909,696	45	3.09	$86,882	6.325	11.100	9.167	8.631	357.22	2.78	589	84.7
NE	$96,063	2	0.08	$48,031	9.600	9.800	9.714	9.205	355.86	4.14	597	95.7
NV	$755,429	2	0.60	$377,715	6.875	8.375	7.582	7.073	357.06	2.94	591	87.1
NH	$164,772	1	0.13	$164,772	7.875	7.875	7.875	7.366	358.00	2.00	587	100.0
NJ	$2,604,893	10	2.06	$260,489	7.875	10.500	8.937	8.428	357.75	2.25	587	82.7
NM	$207,806	2	0.16	$103,903	7.990	9.725	8.477	7.968	356.12	3.88	544	70.4
NY	$2,254,820	7	1.78	$322,117	6.500	11.000	7.095	6.586	358.18	1.82	602	83.3
NC	$2,065,357	23	1.63	$89,798	7.750	11.350	9.266	8.695	356.99	3.01	579	81.4
OH	$2,270,175	19	1.80	$119,483	6.250	10.400	8.334	7.825	357.08	2.92	600	88.6
OK	$394,577	5	0.31	$78,915	7.500	11.400	9.206	8.697	357.32	2.68	593	94.6
OR	$341,479	3	0.27	$113,826	8.999	10.250	9.884	9.375	356.59	3.41	598	100.0
PA	$505,038	4	0.40	$126,260	8.600	9.800	9.396	8.887	357.53	2.47	565	82.4
RI	$291,335	2	0.23	$145,668	9.250	9.500	9.389	8.880	356.11	3.89	523	59.1
SC	$629,673	7	0.50	$89,953	9.175	10.550	9.945	9.436	357.76	2.24	566	85.2
TN	$1,329,295	12	1.05	$110,775	7.875	10.675	9.416	8.697	356.94	3.06	591	93.2
TX	$4,508,029	26	3.57	$173,386	5.625	11.070	7.979	7.470	357.23	2.77	621	94.5
UT	$1,008,025	4	0.80	$252,006	7.625	9.750	8.177	7.668	356.82	3.18	632	91.0
VA	$4,243,117	15	3.36	$282,874	6.250	11.100	7.635	7.126	357.15	2.85	613	88.2
WA	$1,319,285	6	1.04	$219,881	8.250	10.875	9.203	8.694	356.51	3.49	611	92.4
WV	$39,932	1	0.03	$39,932	10.250	10.250	10.250	9.741	356.00	4.00	511	26.8
WI	$1,685,725	12	1.33	$140,477	7.860	10.050	8.767	8.182	357.86	2.14	616	85.4
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1



Group 5 (ARM): $126,380,308

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$466,719	7	0.37	$66,674	8.450	11.100	9.824	9.315	357.26	2.74	546	38.2
50.01-55.00	$256,067	3	0.20	$85,356	7.765	10.875	8.763	8.254	356.18	3.82	606	53.5
55.01-60.00	$452,735	5	0.36	$90,547	9.250	11.350	9.821	9.312	356.90	3.10	515	58.6
60.01-65.00	$1,824,980	18	1.44	$101,388	7.725	9.990	9.304	8.795	357.23	2.77	547	63.4
65.01-70.00	$5,492,806	52	4.35	$105,631	7.150	11.400	9.355	8.748	357.13	2.87	534	69.2
70.01-75.00	$7,853,044	65	6.21	$120,816	5.750	11.000	8.648	8.128	357.39	2.61	561	74.6
75.01-80.00	$8,940,416	63	7.07	$141,911	5.625	11.525	7.939	7.416	357.64	2.36	589	79.5
80.01-85.00	$13,150,476	61	10.41	$215,582	5.500	11.375	7.664	7.147	357.27	2.73	607	84.6
85.01-90.00	$42,350,862	139	33.51	$304,682	5.625	10.990	7.340	6.820	357.38	2.62	635	89.7
90.01-95.00	$11,193,286	35	8.86	$319,808	5.990	10.000	7.433	6.924	357.71	2.29	629	94.6
95.01-100.00	$34,398,916	157	27.22	$219,101	6.125	11.070	8.279	7.770	357.43	2.57	624	99.9
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
5.001 - 5.500	$355,710	1	0.28	$355,710	5.500	5.500	5.500	4.991	359.00	1.00	602	81.9
5.501 - 6.000	$3,900,986	11	3.09	$354,635	5.600	6.000	5.866	5.357	357.74	2.26	652	86.7
6.001 - 6.500	$15,027,821	41	11.89	$366,532	6.125	6.500	6.363	5.854	357.74	2.26	656	90.6
6.501 - 7.000	$22,875,462	62	18.10	$368,959	6.600	7.000	6.822	6.313	357.55	2.45	638	91.0
7.001 - 7.500	$19,908,446	64	15.75	$311,069	7.125	7.500	7.304	6.795	357.35	2.65	623	88.5
7.501 - 8.000	$13,885,618	53	10.99	$261,993	7.540	8.000	7.799	7.290	357.31	2.69	610	90.6
8.001 - 8.500	$10,572,723	42	8.37	$251,731	8.125	8.500	8.330	7.791	357.08	2.92	612	91.7
8.501 - 9.000	$10,242,852	56	8.10	$182,908	8.550	9.000	8.803	8.282	357.37	2.63	597	89.4
9.001 - 9.500	$11,180,351	90	8.85	$124,226	9.050	9.500	9.310	8.773	357.22	2.78	577	87.4
9.501 - 10.000	$11,443,034	102	9.05	$112,187	9.525	10.000	9.792	9.267	357.46	2.54	569	85.7
10.001 - 10.500	$4,099,602	41	3.24	$99,990	10.050	10.500	10.289	9.758	357.23	2.77	581	84.4
10.501 - 11.000	$2,228,065	32	1.76	$69,627	10.525	11.000	10.769	10.156	357.18	2.82	560	82.0
11.001 - 11.500	$610,102	9	0.48	$67,789	11.070	11.400	11.176	10.531	357.13	2.87	557	80.3
11.501 - 12.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$101,679,915	513	80.46	$198,206	5.500	11.525	7.941	7.419	357.44	2.56	612	88.6
PUD	$19,275,118	65	15.25	$296,540	5.625	10.670	7.646	7.137	357.28	2.72	623	91.6
CONDO	$4,800,345	21	3.80	$228,588	5.625	10.500	7.859	7.350	357.25	2.75	622	93.0
2-4 UNITS	$418,747	4	0.33	$104,687	7.150	10.250	9.178	8.669	358.17	1.83	614	68.0
HI CONDO	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3


Group 5 (ARM): $126,380,308

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MANUF	$46,638	1	0.04	$46,638	10.875	10.875	10.875	10.366	357.00	3.00	506	55.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$60,769,913	339	48.08	$179,262	5.875	11.525	8.099	7.571	357.49	2.51	599	84.9
PURCH	$55,136,752	209	43.63	$263,812	5.500	11.070	7.694	7.185	357.39	2.61	630	93.7
REFI	$10,473,643	57	8.29	$183,748	5.750	11.100	7.803	7.275	357.10	2.90	618	88.7
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$125,266,713	596	99.12	$210,179	5.500	11.525	7.888	7.369	357.41	2.59	614	89.2
NOO	$954,050	8	0.75	$119,256	7.625	10.990	9.169	8.660	357.39	2.61	646	74.1
2ND HM	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
301 - 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$67,945,034	426	53.76	$159,495	5.625	11.525	8.445	7.918	357.37	2.63	599	90.5
STATED	$58,109,116	178	45.98	$326,456	5.500	10.375	7.260	6.750	357.45	2.55	632	87.4
SIMPLE	$326,158	1	0.26	$326,158	7.500	7.500	7.500	6.991	359.00	1.00	644	85.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1


Group 5 (ARM): $126,380,308

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$339,061	1	0.27	$339,061	6.500	6.500	6.500	5.991	357.00	3.00	809	100.0
781 - 800	$838,446	2	0.66	$419,223	6.125	6.625	6.402	5.893	358.00	2.00	784	100.0
761 - 780	$438,379	2	0.35	$219,190	6.325	6.750	6.669	6.160	358.00	2.00	775	98.1
741 - 760	$810,216	2	0.64	$405,108	6.875	10.125	8.795	8.286	357.41	2.59	746	85.9
721 - 740	$1,203,347	3	0.95	$401,116	5.600	6.875	6.316	5.807	358.35	1.65	727	93.7
701 - 720	$2,311,306	7	1.83	$330,187	5.750	7.990	6.665	6.156	357.16	2.84	707	88.5
681 - 700	$7,133,179	21	5.64	$339,675	6.125	8.550	7.093	6.584	357.48	2.52	690	90.9
661 - 680	$7,404,030	20	5.86	$370,201	5.875	9.950	6.956	6.447	357.39	2.61	670	90.2
641 - 660	$14,767,789	47	11.69	$314,208	5.625	10.375	7.177	6.668	357.59	2.41	650	91.4
621 - 640	$18,791,677	68	14.87	$276,348	5.990	10.990	7.504	6.995	357.54	2.46	630	92.2
601 - 620	$19,182,872	79	15.18	$242,821	5.500	11.375	7.815	7.306	357.14	2.86	610	91.0
581 - 600	$26,721,390	120	21.14	$222,678	6.250	11.525	8.255	7.746	357.37	2.63	591	94.2
561 - 580	$8,435,677	56	6.67	$150,637	6.250	11.000	8.354	7.803	357.55	2.45	572	85.4
541 - 560	$6,135,875	66	4.86	$92,968	5.870	11.400	8.934	8.314	357.14	2.86	550	76.8
521 - 540	$6,388,384	63	5.05	$101,403	7.375	11.125	9.467	8.958	357.33	2.67	532	75.2
501 - 520	$5,417,265	47	4.29	$115,261	6.875	11.390	9.516	8.949	357.58	2.42	512	68.4
NOT SCORED	$61,416	1	0.05	$61,416	9.900	9.900	9.900	9.391	357.00	3.00	N/A	75.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$97,213,514	350	76.92	$277,753	5.600	11.070	7.602	7.093	357.45	2.55	633	92.6
A-	$7,615,486	40	6.03	$190,387	5.500	10.990	7.954	7.412	357.21	2.79	579	86.5
B	$7,247,639	73	5.73	$99,283	5.870	11.000	8.679	8.063	357.33	2.67	566	78.9
C	$7,005,390	78	5.54	$89,813	7.375	11.525	9.476	8.967	357.12	2.88	541	75.1
C-	$7,298,279	64	5.77	$114,036	6.875	11.400	9.497	8.945	357.52	2.48	521	67.7
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$28,086,067	133	22.22	$211,173	6.125	11.350	8.281	7.768	357.59	2.41	608	88.0
6	$146,802	3	0.12	$48,934	9.500	9.980	9.663	9.154	355.48	4.52	553	71.1
12	$8,263,344	27	6.54	$306,050	5.875	10.250	7.489	6.980	357.52	2.48	631	87.4
24	$25,730,518	134	20.36	$192,019	5.600	11.400	8.088	7.561	357.04	2.96	617	89.2
36	$62,341,824	298	49.33	$209,201	5.500	11.525	7.711	7.189	357.47	2.53	613	89.7
60	$1,811,753	10	1.43	$181,175	5.625	9.250	7.423	6.914	357.77	2.23	631	89.9
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1


Group 5 (ARM): $126,380,308

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	5	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
13 - 18	18	$1,630,561	9	1.29	$181,173	7.500	10.990	8.572	8.063	353.58	6.42	620	83.9
19 - 24	21	$34,072,948	199	26.96	$171,221	5.600	11.400	8.516	7.986	357.20	2.80	608	88.2
25 - 31	31	$3,610,944	21	2.86	$171,950	6.750	11.350	8.108	7.520	354.96	5.04	596	87.0
32 - 37	34	$86,626,215	375	68.54	$231,003	5.500	11.525	7.638	7.125	357.66	2.34	617	89.6
	30	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$374,250	1	0.30	$374,250	5.990	5.990	5.990	5.481	358.00	2.00	626	75.0
4.001 - 5.000	$3,709,909	9	2.94	$412,212	5.500	7.500	6.207	5.698	356.97	3.03	642	88.5
5.001 - 6.000	$21,688,600	56	17.16	$387,296	5.600	7.500	6.649	6.140	357.76	2.24	656	90.3
6.001 - 7.000	$32,985,503	90	26.10	$366,506	5.625	9.250	7.216	6.707	357.37	2.63	628	90.7
7.001 - 8.000	$22,142,135	59	17.52	$375,290	6.250	10.125	7.838	7.329	357.57	2.43	619	94.4
8.001 - 9.000	$5,343,039	15	4.23	$356,203	6.875	9.990	8.619	8.110	357.82	2.18	622	92.9
9.001 - 10.000	$33,369,865	302	26.40	$110,496	5.750	11.400	9.117	8.580	357.18	2.82	576	84.1
10.001 - 11.000	$5,611,058	59	4.44	$95,103	7.270	11.390	9.785	9.227	357.16	2.84	568	83.0
11.001 - 12.000	$1,103,623	13	0.87	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
7.577	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
10.501 - 11.000	$364,713	1	0.29	$364,713	5.600	5.600	5.600	5.091	358.00	2.00	726	85.0
11.501 - 12.000	$1,645,909	5	1.30	$329,182	5.750	6.975	6.204	5.695	357.36	2.64	650	82.8
12.001 - 12.500	$1,019,849	4	0.81	$254,962	5.500	6.500	6.137	5.628	358.35	1.65	611	81.0
12.501 - 13.000	$3,742,214	13	2.96	$287,863	5.625	6.990	6.241	5.732	357.61	2.39	637	88.3
13.001 - 13.500	$17,740,942	54	14.04	$328,536	6.125	8.500	6.565	6.056	357.41	2.59	647	89.8
13.501 - 14.000	$23,933,477	75	18.94	$319,113	6.600	9.000	6.957	6.448	357.44	2.56	633	90.0
14.001 - 14.500	$18,025,017	59	14.26	$305,509	7.125	8.500	7.364	6.855	357.56	2.44	624	89.0
14.501 - 15.000	$13,758,575	48	10.89	$286,637	7.625	8.999	7.959	7.450	357.42	2.58	611	92.5
15.001 - 15.500	$12,993,531	64	10.28	$203,024	8.125	10.425	8.626	8.093	357.02	2.98	606	91.3
15.501 - 16.000	$11,992,283	82	9.49	$146,247	8.600	9.990	9.186	8.651	357.40	2.60	589	89.6
16.001 - 16.500	$8,645,939	69	6.84	$125,303	9.050	10.500	9.470	8.924	357.34	2.66	570	86.5
16.501 - 17.000	$7,543,029	69	5.97	$109,319	9.525	11.000	9.864	9.342	357.63	2.37	564	83.6
17.000 - 17.500	$2,777,118	30	2.20	$92,571	10.050	11.375	10.284	9.742	357.34	2.66	597	85.2
17.501 - 18.000	$1,595,818	23	1.26	$69,383	10.525	11.000	10.799	10.210	356.99	3.01	562	80.4

Group 5 (ARM): $126,380,308

Detailed Report

				Range of Maximum Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
18.001 - 18.500	$552,360	8	0.44	$69,045	11.070	11.400	11.155	10.496	357.03	2.97	553	79.8
18.501 - 19.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
14.692	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

				Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
04/04	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
02/05	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
04/05	$525,391	2	0.42	$262,695	7.500	9.990	7.916	7.407	353.00	7.00	658	81.2
05/05	$1,128,691	7	0.89	$161,242	7.500	10.525	8.828	8.319	354.07	5.93	602	85.8
06/05	$4,712,236	36	3.73	$130,895	7.190	11.070	8.978	8.367	355.09	4.91	590	86.6
07/05	$7,863,046	48	6.22	$163,813	6.250	11.400	8.504	7.966	356.12	3.88	604	88.8
08/05	$8,430,095	54	6.67	$156,113	6.375	11.070	8.930	8.421	357.30	2.70	603	86.9
09/05	$6,513,617	35	5.15	$186,103	5.600	11.125	8.280	7.771	358.15	1.85	611	86.4
10/05	$6,478,108	25	5.13	$259,124	5.990	11.100	7.883	7.374	359.00	1.00	630	92.3
05/06	$132,413	2	0.10	$66,207	9.340	9.990	9.666	8.338	354.00	6.00	533	77.5
06/06	$3,994,719	25	3.16	$159,789	6.750	11.350	8.248	7.694	355.13	4.87	594	86.3
07/06	$11,994,043	63	9.49	$190,382	5.875	11.525	7.857	7.318	356.08	3.92	613	88.1
08/06	$24,319,893	103	19.24	$236,115	5.625	11.375	7.523	7.014	357.03	2.97	620	90.9
09/06	$33,933,441	139	26.85	$244,125	5.625	11.100	7.642	7.133	358.07	1.93	618	89.2
10/06	$15,862,650	64	12.55	$247,854	5.500	10.875	7.577	7.068	359.00	1.00	617	90.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-5

ABS New Transaction

Computational Materials

$3,355,167,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-5

 **Countrywide**

HOME LOANS
Seller and Master Servicer




The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


Preliminary Term Sheet   *Date Prepared: November 5, 2003*

$3,355,167,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-5

Class [1]	Principal Amount[2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's/Fitch) [4]	Last Scheduled Distribution Date	Certificate Type
AF-1A[5]	197,173,000	0.99 / 0.99	1 – 23 / 1 - 23	[AAA]/Aaa/AAA	Aug 2019	Floating Rate Senior Sequential
AF-1B[5]	343,754,000	1.00 / 1.00	1 - 23 / 1 - 23	[AAA]/Aaa/AAA	Aug 2022	Floating Rate Senior Sequential
AF-2[5]	123,729,000	2.12 / 2.12	23 - 29 / 23 - 29	[AAA]/Aaa/AAA	Apr 2025	Fixed Rate Senior Sequential
AF-3[5]	226,887,000	3.00 / 3.00	29 - 48 / 29 - 48	[AAA]/Aaa/AAA	Apr 2030	Fixed Rate Senior Sequential
AF-4[5]	139,273,000	5.00 / 5.00	48 - 78 / 48 - 78	[AAA]/Aaa/AAA	Aug 2032	Fixed Rate Senior Sequential
AF-5[5]	107,933,500	6.97 / 11.46	78 - 84 / 78 - 229	[AAA]/Aaa/AAA	Feb 2034	Fixed Rate Senior Sequential
AF-6[5]	156,100,000	6.10 / 6.75	37 - 84 / 37 - 227	[AAA]/Aaa/AAA	Jan 2034	Fixed Rate Senior Lockout
MF-1[5]	85,855,000	5.40 / 6.48	37 - 84 / 37 - 186	[AA]/Aa2/AA	Jan 2034	Fixed Rate Mezzanine
MF-2[5]	66,342,500	5.40 / 6.42	37 - 84 / 37 - 171	[A]/A2/A	Nov 2033	Fixed Rate Mezzanine
MF-3[5]	19,512,500	5.40 / 6.34	37 - 84 / 37 - 152	[A-]/A3/A-	Sep 2033	Fixed Rate Mezzanine
MF-4[5]	19,512,500	5.40 / 6.28	37 - 84 / 37 - 145	[BBB+]/Baa1/A-	Aug 2033	Fixed Rate Mezzanine
MF-5[5]	15,610,000	5.40 / 6.20	37 - 84 / 37 - 135	[BBB]/Baa2/BBB+	Jun 2033	Fixed Rate Mezzanine
BF[5]	15,610,000	5.40 / 6.07	37 - 84 / 37 - 125	[BBB-]/Baa3/BBB	Apr 2033	Fixed Rate Subordinate
1-AV-1[6]	500,000,000	2.05 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
1-AV-2[6]	603,011,000	2.05 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
2-AV-1[7]	312,501,000	2.05 / 2.11	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
3-AV-1[8]	101,913,000	2.06 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
MV-1[9]	122,525,000	4.64 / 4.77	44 - 84 / 44 - 118	[AA]/Aa2/AA	Jan 2034	Floating Rate Mezzanine
MV-2[9]	98,962,500	4.27 / 4.37	40 - 84 / 40 - 107	[A]/A2/A	Jan 2034	Floating Rate Mezzanine
MV-3[9]	32,987,500	4.15 / 4.19	39 - 84 / 39 - 94	[A-]/A3/A-	Nov 2033	Floating Rate Mezzanine
MV-4[9]	23,562,500	4.09 / 4.10	38 - 84 / 38 - 87	[BBB+]/Baa1/BBB+	Sep 2033	Floating Rate Mezzanine
MV-5[9]	23,562,500	4.01 / 4.01	37 - 80 / 37 - 80	[BBB]/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
BV[9]	18,850,000	3.89 / 3.89	37 - 72 / 37 - 72	[BBB-]/Baa3/BBB-	May 2033	Floating Rate Subordinate
Total:	**3,355,167,000**					

(1) The margins on the Class 1-AV-1, Class1-AV-2, 2-AV-1 and Class 3-AV-1 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class AF-5 Certificates increases by 0.50% after the Clean-up Call date.

(2) The principal balance of each Class of Certificates is subject to a 10% variance.

(3) See "Pricing Prepayment Speed" below.

(4) Rating Agency Contacts: Linda Wu, Standard & Poors, 212.438.1567; Tamara Zaliznyak, Moody's Ratings, 212.553.7761; Kei Ishidoya, Fitch Ratings, 212.908.0238.

(5) The Class AF-1A Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, with the Class AF-1A Certificates, the **"Class AF Certificates"**) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (collectively the **"Fixed Rate Subordinate Certificates"**) are backed primarily by (a) until the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 2 Mortgage Loans and (b) on each Distribution Date on or after the Distribution Date on which the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 1 and Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(6) The Class 1-AV-1 and Class 1-AV-2 Certificates are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(7) The Class 2-AV-1 Certificates are backed primarily by the cashflows from the Group 4 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(8) The Class 3-AV-1 Certificates are backed primarily by the cashflows from the Group 5 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to m ake certain payments to the Senior Certificate(s) related to the other loan group(s).

(9) The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, and Class BV Certificates (collectively, the **"Floating Rate Subordinate Certificates"** and, together with the Fixed Rate Subordinate Certificates, the **"Subordinate Certificates"**) are backed by the cashflows from the Group 3, Group 4 and Group 5 Mortgage Loans.

Trust:	Asset-Backed Certificates, Series 2003-5.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc. and Deutsche Bank Securities, Inc. (Co - Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Fixed Rate Certificates:	The *"Fixed Rate Certificates"* consist of the Class AF Certificates (other than the Class AF-1A and Class AF-1B Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The *"Floating Rate Certificates"* consist of the Class AF-1A, Class AF-1B, Class 1-AV-1, Class 1-AV-2, Class 2-AV-1, Class 3-AV-1 and Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 Class 3-AV-1 Certificates (the *"Class AV Certificates"*) and the Class AF Certificates are referred to herein as the *"Senior Certificates."*
Certificates:	The *"Certificates"* consist of the Fixed Rate Certificates and Floating Rate Certificates.
Federal Tax Status:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of November 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of November 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	November [7], 2003.
Expected Closing Date:	November [25], 2003.
Expected Settlement Date:	November [25], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from November 1, 2003 up to, but not including, the Settlement Date.
Interest Accrual Period:	The *"Interest Accrual Period"* for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The *"Interest Accrual Period"* for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).



ERISA Eligibility:	The Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the *"Clean-up Call"*) which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Certificates were priced based on the following collateral prepayment assumptions:
	With respect to the Fixed Rate Mortgage Loans, 100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% in month one, and increase by 2.2% each month to 22% CPR in month ten, and remain at 22% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. With respect to the Adjustable Rate Mortgage Loans, 100% PPC assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing to and remaining constant at 35% CPR from month 28 until month 35, increasing to 65% CPR from month 36 to month 39 and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the *"Statistical Pool"*). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the *"Mortgage Pool"*). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.
	As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $3,445,999,674 (the *"Mortgage Loans"*) of which: (i) approximately $569,742,223 were fixed rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "*Group 1 Mortgage Loans*"), (ii) approximately $991,257,618 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "*Group 2 Mortgage Loans*" and, together with the Group 1 Mortgage Loans, the *"Fixed Rate Mortgage Loans"*), (iii) approximately $1,370,345,139 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "*Group 3 Mortgage Loans*"), (iv) approximately $388,274,385 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the "*Group 4 Mortgage Loans*") and (iii) approximately $126,380,308 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the "*Group 5 Mortgage Loans*" and, together with the Group 3 and Group 4 Mortgage Loans, the *"Adjustable Rate Mortgage Loans"*).
Pass-Through Rate:	The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.
	The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.
Adjusted Net Mortgage Rate:	The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the *"Expense Fee Rate"*).



SECURITIES CORPORATION
A Countrywide Capital Markets Company

| Adjusted Maximum Mortgage Rate: | The *"Adjusted Maximum Mortgage Rate"* for each Adjustable Rate Mortgage Loan is equal to the gross maximum mortgage rate less, in each case, the Expense Fee Rate. |

Maximum Rate: The *"Maximum Rate"* is equal to, with respect to (i) the Class AF-1A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (ii) the Class AF-1B Certificates, 7.50%, (iii) the Class 1-AV-1 and Class 1-AV-2 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3 Mortgage Loans, (iv) the Class 2-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 4 Mortgage Loans, (v) the Class 3-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 5 Mortgage Loans and (vi) the Floating Rate Subordinate Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3, Group 4 and Group 5 Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in the case of (i), (iii), (iv), (v) and (vi), above, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Cap: The *"Net Rate Cap"* is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
AF-1A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
AF (other than AF-1A) and Fixed Rate Subordinate	The weighted average of (a) the weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and (b) the weighted average of the Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans; weighted, in the case of (a), above, by the excess of the unpaid principal balance of the Group 1 Mortgage Loans over the Class AF-1A Certificate Balance and, in the case of (b), above, by the unpaid principal balance of the Group 2 Mortgage Loans (in the case of the Class AF-1B Certificates only, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
1-AV-1 and 1-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 4 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-AV-1	The weighted average Adjusted Net Mortgage Rate of the Group 5 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Net Rate Caps of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 and Class 3-AV-1 Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Certificates and on any Distribution Date on which the Pass-Through Rate for such Class is limited by the related Net Rate Cap, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (in the case of the Floating Rate Certificates, up to the related Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap but, in the case of the Floating Rate Certificates, limited by the Maximum Rate). Net Rate Carryover will be paid to the



extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Floating Rate Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include six Corridor Contracts for the benefit of the Class AF-1B, Class 1-A V-1, Class 1-A V-2, Class 2-A V-1, Class 3-A V-1 and Floating Rate Subordinate Certificates (the *"Class AF-1B Corridor Contract," "Class 1-A V-1 Corridor Contract," "Class 1-A V-2 Corridor Contract," "Class 2-A V-1 Corridor Contract," "Class 3-A V-1 Corridor Contract"* and *"Floating Rate Subordinate Corridor Contract,"* respectively, and, collectively, the *"Corridor Contracts"*).

Corridor Contract	Initial Notional Amount	1 Month LIBOR Strike (Per Annum)	1 Month LIBOR Ceiling (Per Annum)
Class AF-1B	$346,908,000	Periods 1-23: 6.50%	Periods 1-12: 7.00% Periods 13-23: 7.50%
Class 1-A V-1	$500,000,000	Periods 1-24: 6.64% Periods 25-36: 6.74%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Class 1-A V-2	$596,947,000	Periods 1-24: 6.65% Periods 25-39: 6.75%	Periods 1-34: 9.00% Periods 35-39: 8.00%
Class 2-A V-1	$312,501,000	Periods 1-24: 5.80% Periods 25-34: 5.90% Periods 35-39: 6.00% Periods 40-46: 6.10%	Periods 1-12: 7.50% Periods 13-24: 8.50% Periods 25-39: 9.00% Periods 40-46: 8.00%
Class 3-A V-1	$69,874,000	Periods 1-24: 6.42% Periods 25-36: 6.52%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Floating Rate Subordinate	$320,450,000	Periods 1-36: 6.00%	Periods 1-12: 6.50% Periods 13-36: 7.50%

After the Closing Date, the notional amount of the Corridor Contracts (except for the Floating Rate Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in November 2006, when the Notional Amount will equal zero) will amortize down pursuant to an amortization schedule that was intended to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1B Corridor Contract will be available to pay the holders of the Class AF-1B Certificates the related Net Rate Carryover, (b) the Class 1-A V-1 Corridor Contract will be available to pay the holders of the Class 1-A V-1 Certificates the related Net Rate Carryover, (c) the Class 1-A V-2 Corridor Contract will be available to pay the holders of the Class 1-A V-2 Certificates the related Net Rate Carryover, (d) the Class 2-A V-1 Corridor Contract will be available to pay the holders of the Class 2-A V-1 Certificates the related Net Rate Carryover, (e) the Class 3-A V-1 Corridor Contract will be available to pay the holders of the Class 3-A V-1 Certificates the related Net Rate Carryover and (f) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.



Credit Enhancement:

Class	S&P/ Moody's/Fitch	Initial Subordination at Closing	Target Subordination at Stepdown
AF	[AAA]/Aaa/AAA	17.05%	34.10%
MF-1	[AA]/Aa2/AA	11.55%	23.10%
MF-2	[A]/A2/A	7.30%	14.60%
MF-3	[A-]/A3/A-	6.05%	12.10%
MF-4	[BBB+]/Baa1/A-	4.80%	9.60%
MF-5	[BBB]/Baa2/BBB+	3.80%	7.60%
BF	[BBB-]/Baa3/BBB	2.80%	5.60%
AV	[AAA]/Aaa/AAA	19.50%	39.00%
MV-1	[AA]/Aa2/AA	13.00%	26.00%
MV-2	[A]/A2/A	7.75%	15.50%
MV-3	[A-]/A3/A-	6.00%	12.00%
MV-4	[BBB+]/Baa1/BBB+	4.75%	9.50%
MV-5	[BBB]/Baa2/BBB	3.50%	7.00%
BV	[BBB-]/Baa3/BBB-	2.50%	5.00%

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of Certificates, as the case may be:

1. Excess Cashflow. *"Fixed Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from the Fixed Rate Mortgage Loans after priorities 1) and 2) under "Fixed Rate Certificates Priority of Distributions" and after priority 5) under "Adjustable Rate Certificates Priority of Distributions." *"Adjustable Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from Adjustable Rate Mortgage Loans after priorities 1) and 2) under "Adjustable Rate Certificates Priority of Distributions" and after priority 5) under "Fixed Rate Certificates Priority of Distributions."

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates (*"O/C"*). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the related Mortgage Loans, until the O/C reaches the related Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

3. Subordination. The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower designation.

Fixed Rate
Overcollateralization Target: Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.80% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date (the *"Initial Fixed Rate O/C Target"*). The initial amount of fixed rate overcollateralization will be 2.80%.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 5.60% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Fixed Rate O/C Floor"*) of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date.



Provided, however, that if certain Fixed Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

Adjustable Rate
Overcollateralization Target: Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 2.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date (the *"Initial Adjustable Rate O/C Target"*). The initial amount of adjustable rate overcollateralization will be 2.50%.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 5.00% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Adjustable Rate O/C Floor"*) of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if certain Adjustable Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

Fixed Rate
Delinquency Trigger Event: With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Delinquency Trigger Event"* will occur if the product of (a) 2.00 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds the current Fixed Rate Required Percentage.

As used above, the "Fixed Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

Fixed Rate Cumulative
Loss Trigger Event: With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Fixed Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	2.00%
49 – 60	2.25%
61 – 72	4.50%
73 – 84	5.25%
85+	5.50%

Note that this is a Moody's trigger event and is subject to change.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

*Adjustable Rate
Delinquency Trigger Event:* With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Delinquency Trigger Event"* will occur if the product of (a) 2.50 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds the current Adjustable Rate Required Percentage.

As used above, the "Adjustable Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

*Adjustable Rate Cumulative
Loss Trigger Event:* With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Adjustable Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	3.25%
49 – 60	5.00%
61 – 72	6.25%
73+	7.00%

Note that this is a Moody's trigger event and is subject to change.

Fixed Rate Stepdown Date: The earlier to occur of:
(i) the Distribution Date on which the aggregate principal balance of the Class AF Certificates is reduced to zero; and
(ii) the later to occur of:
  a. the Distribution Date in December 2006
  b. the first Distribution Date on which the aggregate principal balance of the Class AF Certificates is less than or equal to 65.90% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

*Adjustable Rate
Stepdown Date:* The earlier to occur of:
(i) the Distribution Date on which the aggregate principal balance of the AV Certificates is reduced to zero; and
(ii) the later to occur of:
  a. the Distribution Date in December 2006
  b. the first Distribution Date on which the aggregate principal balance of the Class AV Certificates is less than or equal to 61.00% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.



Allocation of Losses:	Any realized losses on the Mortgage Loans (after collections under a related MI Policy, if any) not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate groups in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

*Fixed Rate Certificates
Priority of Distributions:*   Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to the Class AF-1A Certificates current and unpaid interest and (ii) from interest collections relating to the Group 1 Mortgage Loans (after payment to the Class AF-1A Certificates as described in (i), above) and from all interest collections relating to the Group 2 Mortgage Loans to the Class AF Certificates current and unpaid interest (other than the Class AF-1A Certificates), then (b) from remaining interest collections related to the Fixed Rate Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

2) Principal funds, sequentially, as follows: (a) to the the Class AF Certificates (in the manner and priority set forth under "Class AF Principal Distribution" below), then (b) from principal collections remaining after payment of (a), above, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;

3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (in the case of the Class AF-1B Certificates, after application of amounts received under the related corridor contract, as described above) and the Fixed Rate Subordinate Certificates (as described below);

6) Any remaining Fixed Rate Excess Cashflow, to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

7) Any remaining Fixed Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover (in the case of the Class AF-1B Certifciates, after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.



Adjustable Rate Certificates
Priority of Distributions:

Available funds from the Group 3, Group 4 and Group 5 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) current and unpaid interest, concurrently, (i) from interest collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from interest collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from interest collections related to the Group 5 Mortgage Loans to the Class 3-AV-1 Certificates, then (b) from remaining interest collections related to the Adjustable Rate Mortgage Loans, current interest sequentially to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from principal collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from principal collections related to the Group 5 Mortgage Loans, to the Class 3-AV-1 Certificates, then, (b) from remaining principal collections related to the Adjustable Rate Mortgage Loans after payment of (a) above, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;

3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

4) Any remaining Adjustable Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);

6) Any remaining Adjustable Rate Excess Cashflow, to build Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

7) Any remaining Adjustable Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Fixed Rate
Principal Paydown:

Prior to the Fixed Rate Stepdown Date or if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is in effect on any Distribution Date, 100% of the available principal funds from Loan Group 1 and Loan Group 2 will be paid sequentially to the Class AF Certificates until they are reduced to zero (each, in the manner and priority set forth under "Class AF Principal Distribution" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of


*Class AF Principal
Distribution:*

Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates, first from principal collections related to Loan Group 2 and then from principal collections related to Loan Group 1, the Lockout Percentage of their pro rata share of principal collections related to Loan Group 1 and Loan Group 2, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Concurrently (a) all remaining principal collections related to Loan Group 1, to the Class AF-1A Certificates until they are reduced to zero and (b) from Group 1 principal collections remaining after payment of 1 and 2(a) above, and principal collections related to Loan Group 2 after payment of 1 above, sequentially, to the Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates until their respective principal balances are reduced to zero.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]



Discount Margin/Yield Tables (%) (1)

Class AF-1A (To Call)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	9.206	1.190	0.992	0.857	0.717
MDUR (yr)	8.64	1.19	0.99	0.86	0.72
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb19	Mar06	Oct05	Jun05	Feb05

Class AF-1A (To Maturity)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	9.206	1.190	0.992	0.857	0.717
MDUR (yr)	8.64	1.19	0.99	0.86	0.72
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb19	Mar06	Oct05	Jun05	Feb05

Class AF-1B (To Call)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

Class AF-1B (To Maturity)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

(1) See definition of Pricing Prepayment Speed above.



Class AF-2 (To Call)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

Class AF-2 (To Maturity)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

Class AF-3 (To Call)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06

Class AF-3 (To Maturity)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390.	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06



Class AF-4 (To Call)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.658	4.640	4.621	4.581
WAL (yr)	27.142	7.008	5.000	3.847	2.585
MDUR (yr)	15.10	5.83	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Oct12	May10	Sep08	Oct06

Class AF-4 (To Maturity)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.659	4.640	4.621	4.581
WAL (yr)	27.142	7.181	5.000	3.847	2.585
MDUR (yr)	15.10	5.94	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Apr14	May10	Sep08	Oct06

Class AF-5 (To Call)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.708	5.680	5.668	5.655	5.624
WAL (yr)	28.485	8.917	6.970	5.590	3.867
MDUR (yr)	13.82	6.83	5.62	4.67	3.38
First Prin Pay	Feb32	Oct12	May10	Sep08	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-5 (To Maturity)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.712	5.840	5.844	5.810	5.666
WAL (yr)	29.071	14.547	11.459	8.407	4.228
MDUR (yr)	13.93	9.54	8.07	6.34	3.63
First Prin Pay	Feb32	Apr14	May10	Sep08	Oct06
Last Prin Pay	Aug33	Sep26	Dec22	Dec19	Aug16



Class AF-6 (To Call)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.639	4.634	4.628	4.615
WAL (yr)	13.156	6.777	6.097	5.375	4.392
MDUR (yr)	9.37	5.64	5.18	4.65	3.89
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-6 (To Maturity)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.641	4.639	4.638	4.639
WAL (yr)	13.156	7.007	6.749	6.650	6.807
MDUR (yr)	9.37	5.78	5.62	5.55	5.65
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	Jul33	Jul26	Oct22	Oct19	Jun16

Class MF-1 (To Call)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.362	5.349	5.337	5.325
WAL (yr)	25.404	6.778	5.403	4.585	3.989
MDUR (yr)	13.52	5.48	4.54	3.95	3.50
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-1 (To Maturity)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.369	5.358	5.349	5.339
WAL (yr)	25.523	8.004	6.479	5.509	4.754
MDUR (yr)	13.55	6.12	5.18	4.54	4.04
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	Jul33	Oct22	May19	Dec16	Mar14



Class MF-2 (To Call)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.763	5.748	5.735	5.720
WAL (yr)	25.404	6.778	5.403	4.556	3.850
MDUR (yr)	12.99	5.40	4.48	3.88	3.36
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-2 (To Maturity)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.770	5.758	5.747	5.734
WAL (yr)	25.517	7.928	6.418	5.426	4.572
MDUR (yr)	13.01	5.98	5.07	4.43	3.86
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May33	Apr21	Feb18	Oct15	Apr13

Class MF-3 (To Call)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.014	5.999	5.985	5.967
WAL (yr)	25.404	6.778	5.403	4.548	3.787
MDUR (yr)	12.67	5.35	4.45	3.85	3.29
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-3 (To Maturity)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.021	6.009	5.997	5.982
WAL (yr)	25.507	7.840	6.345	5.355	4.459
MDUR (yr)	12.69	5.88	4.99	4.36	3.76
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	Mar33	May19	Jul16	Jun14	Mar12



Class MF-4 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.638	6.699	6.757	6.828
WAL (yr)	25.404	6.778	5.403	4.540	3.776
MDUR (yr)	12.24	5.27	4.39	3.80	3.25
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-4 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.612	6.663	6.711	6.771
WAL (yr)	25.496	7.773	6.283	5.295	4.407
MDUR (yr)	12.26	5.75	4.87	4.26	3.67
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Feb33	Aug18	Dec15	Nov13	Oct11

Class MF-5 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.698	7.180	7.350	7.511	7.715
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	12.05	5.23	4.35	3.76	3.21
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-5 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.697	7.116	7.257	7.394	7.566
WAL (yr)	25.477	7.672	6.198	5.214	4.327
MDUR (yr)	12.07	5.64	4.78	4.17	3.59
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Dec32	Sep17	Feb15	Mar13	Mar11



Class BF (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.988	10.100	10.851	11.558	12.448
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	11.06	4.98	4.16	3.60	3.09
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class BF (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.987	9.874	10.518	11.135	11.897
WAL (yr)	25.440	7.518	6.069	5.106	4.242
MDUR (yr)	11.06	5.26	4.46	3.89	3.38
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Oct32	Sep16	Apr14	Jul12	Sep10



Class 1-AV-1 (To Call)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	18.725	2.656	2.054	1.540	1.282
MDUR (yr)	16.18	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 1-AV-1 (To Maturity)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	33	33	32	32
WAL (yr)	18.783	2.746	2.119	1.540	1.282
MDUR (yr)	16.22	2.67	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06

Class 1-AV-2 (To Call)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	18.725	2.656	2.054	1.540	1.282
MDUR (yr)	16.21	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 1-AV-2 (To Maturity)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	31	31	30	30
WAL (yr)	18.783	2.746	2.119	1.540	1.282
MDUR (yr)	16.25	2.67	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06



Class 2-AV-1 (To Call)

Margin	0.310%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	31	31	31	31	31
WAL (yr)	18.343	2.648	2.048	1.538	1.281
MDUR (yr)	15.89	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 2-AV-1 (To Maturity)

Margin	0.310%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	31	32	32	31	31
WAL (yr)	18.397	2.736	2.112	1.538	1.281
MDUR (yr)	15.93	2.66	2.07	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06

Class 3-AV-1 (To Call)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	19.222	2.661	2.055	1.540	1.282
MDUR (yr)	16.52	2.60	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 3-AV-1 (To Maturity)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	36	36	35	35
WAL (yr)	19.285	2.753	2.121	1.540	1.282
MDUR (yr)	16.56	2.68	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06



Class MV-1 (To Call)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.234	5.047	4.636	5.232	3.886
MDUR (yr)	21.03	4.83	4.47	5.02	3.77
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-1 (To Maturity)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	66	66	68	68
WAL (yr)	26.383	5.240	4.772	5.855	4.304
MDUR (yr)	21.13	4.99	4.59	5.58	4.16
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	Jul33	Aug16	Sep13	Apr13	Dec10

Class MV-2 (To Call)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	165	165	165	165
WAL (yr)	26.234	4.968	4.271	4.195	3.352
MDUR (yr)	18.57	4.60	4.01	3.96	3.20
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-2 (To Maturity)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	167	167	166	166
WAL (yr)	26.379	5.109	4.367	4.249	3.384
MDUR (yr)	18.64	4.71	4.09	4.01	3.23
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	Jul33	Jun15	Oct12	Dec10	Feb09



Class MV-3 (To Call)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	26.234	4.936	4.149	3.835	3.162
MDUR (yr)	18.02	4.53	3.88	3.61	3.01
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-3 (To Maturity)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	191	191	190	190
WAL (yr)	26.370	5.008	4.192	3.847	3.166
MDUR (yr)	18.08	4.59	3.91	3.62	3.02
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May33	Jan14	Sep11	Dec09	Jun08

Class MV-4 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.234	4.924	4.095	3.701	3.101
MDUR (yr)	15.85	4.37	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Jul09	Feb08

Class MV-4 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.360	4.941	4.100	3.701	3.101
MDUR (yr)	15.89	4.38	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	Mar33	Apr13	Feb11	Jul09	Feb08



Class MV-5 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.234	4.858	4.009	3.580	3.048
MDUR (yr)	15.62	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	May32	Aug12	Jul10	Feb09	Oct07

Class MV-5 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.341	4.858	4.009	3.580	3.048
MDUR (yr)	15.65	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	Feb33	Aug12	Jul10	Feb09	Oct07

Class BV (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.234	4.725	3.888	3.440	2.944
MDUR (yr)	14.90	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	May32	Sep11	Nov09	Jul08	Jun07

Class BV (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.299	4.725	3.888	3.440	2.944
MDUR (yr)	14.91	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	Nov32	Sep11	Nov09	Jul08	Jun07

[Available Funds Schedules and Collateral Tables to Follow]


Class 1-AV-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.912	7.772	46	7.120	10.486
2	6.689	7.549	47	7.357	11.952
3	6.689	7.549	48	7.120	11.566
4	7.150	8.011	49	7.357	11.952
5	6.689	7.550	50	7.120	11.566
6	6.912	7.773	51	7.120	11.569
7	6.689	7.550	52	7.611	12.367
8	6.912	7.773	53	7.120	12.651
9	6.689	7.550	54	7.357	13.073
10	6.689	7.550	55	7.120	12.651
11	6.912	7.773	56	7.357	13.073
12	6.689	7.550	57	7.120	12.651
13	6.912	8.773	58	7.120	12.652
14	6.689	8.550	59	7.357	13.743
15	6.689	8.551	60	7.120	13.300
16	7.406	9.268	61	7.357	13.743
17	6.689	8.551	62	7.120	13.300
18	6.912	8.774	63	7.120	13.300
19	6.689	8.551	64	7.883	14.725
20	6.913	8.778	65	7.120	13.300
21	6.708	8.653	66	7.357	13.743
22	6.776	9.087	67	7.120	13.300
23	7.002	9.329	68	7.357	13.743
24	6.777	9.088	69	7.120	13.300
25	7.003	8.806	70	7.120	13.300
26	6.777	8.569	71	7.357	13.743
27	6.777	8.616	72	7.120	13.300
28	7.503	9.649	73	7.357	13.743
29	6.777	8.846	74	7.120	13.300
30	7.003	9.096	75	7.120	13.300
31	6.777	8.846	76	7.883	14.725
32	7.003	9.098	77	7.120	13.300
33	6.776	8.886	78	7.357	13.743
34	6.774	9.074	79	7.120	13.300
35	7.358	10.630	80	7.357	13.743
36	7.121	10.330	81	7.120	13.300
37	7.358	9.301	82	7.120	13.300
38	7.120	9.030	83	7.357	13.743
39	7.120	9.078	84	7.120	13.300
40	7.883	10.304			
41	7.120	10.388			
42	7.357	10.735			
43	7.120	10.389			
44	7.357	10.735			
45	7.120	10.408			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.


Class 3-AV-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.378	8.119	46	8.018	11.203
2	7.140	7.881	47	8.285	12.559
3	7.140	7.880	48	8.018	12.154
4	7.632	8.372	49	8.285	12.559
5	7.139	7.880	50	8.018	12.155
6	7.377	8.121	51	8.018	12.155
7	7.138	7.883	52	8.571	13.031
8	7.376	8.120	53	8.018	13.140
9	7.138	7.882	54	8.285	13.578
10	7.137	7.882	55	8.018	13.140
11	7.375	8.120	56	8.285	13.579
12	7.138	7.885	57	8.018	13.141
13	7.375	8.809	58	8.018	13.168
14	7.138	8.571	59	8.286	14.173
15	7.138	8.571	60	8.018	13.715
16	7.902	9.336	61	8.286	14.173
17	7.138	8.570	62	8.018	13.715
18	7.376	8.812	63	8.018	13.715
19	7.138	8.573	64	8.878	15.185
20	7.376	8.812	65	8.019	13.715
21	7.138	8.574	66	8.286	14.173
22	7.336	9.195	67	8.019	13.715
23	7.581	9.463	68	8.286	14.173
24	7.337	9.207	69	8.019	13.716
25	7.581	9.092	70	8.019	13.716
26	7.339	8.837	71	8.286	14.173
27	7.339	8.837	72	8.019	13.716
28	8.125	10.054	73	8.286	14.173
29	7.339	9.188	74	8.019	13.716
30	7.584	9.463	75	8.019	13.716
31	7.339	9.191	76	8.878	15.185
32	7.584	9.464	77	8.019	13.716
33	7.340	9.192	78	8.286	14.173
34	7.366	9.532	79	8.019	13.716
35	8.270	11.052	80	8.286	14.173
36	8.003	10.734	81	8.019	13.716
37	8.270	10.003	82	8.019	13.716
38	8.009	9.718	83	8.286	14.173
39	8.010	9.718	84	8.019	13.716
40	8.877	11.183			
41	8.018	11.055			
42	8.285	11.428			
43	8.018	11.059			
44	8.285	11.429			
45	8.018	11.061			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-5

Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)		Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.785	7.285		46	7.051	10.384
2	6.566	7.066		47	7.286	11.832
3	6.566	7.066		48	7.051	11.451
4	7.019	7.520		49	7.286	11.833
5	6.566	7.067		50	7.051	11.451
6	6.785	7.286		51	7.051	11.453
7	6.566	7.067		52	7.538	12.257
8	6.785	7.286		53	7.051	12.533
9	6.566	7.067		54	7.286	12.951
10	6.566	7.067		55	7.051	12.533
11	6.785	7.286		56	7.287	12.952
12	6.566	7.068		57	7.052	12.535
13	6.785	8.287		58	7.052	12.544
14	6.566	8.068		59	7.287	13.624
15	6.566	8.068		60	7.052	13.184
16	7.269	8.772		61	7.287	13.624
17	6.566	8.068		62	7.052	13.184
18	6.785	8.287		63	7.052	13.184
19	6.566	8.068		64	7.808	14.597
20	6.786	8.290		65	7.052	13.184
21	6.580	8.144		66	7.288	13.624
22	6.658	8.595		67	7.052	13.184
23	6.881	8.837		68	7.288	13.624
24	6.659	8.601		69	7.053	13.184
25	6.881	8.838		70	7.053	13.184
26	6.660	8.605		71	7.288	13.624
27	6.660	8.640		72	7.053	13.185
28	7.373	9.677		73	7.288	13.624
29	6.660	8.889		74	7.053	13.185
30	6.882	9.135		75	7.053	13.185
31	6.660	8.889		76	7.808	14.597
32	6.882	9.137		77	7.053	13.185
33	6.660	8.920		78	7.288	13.624
34	6.665	9.140		79	7.053	13.185
35	7.286	10.671		80	7.288	13.624
36	7.051	10.376		81	7.053	13.185
37	7.287	9.176		82	7.053	13.185
38	7.050	8.909		83	7.288	13.624
39	7.051	8.945		84	7.053	13.185
40	7.807	10.191				
41	7.051	10.272				
42	7.286	10.616				
43	7.051	10.273				
44	7.286	10.616				
45	7.051	10.287				

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

29



Aggregate (Fixed): $1,560,999,842

Detailed Report

Summary of Loans in Statistic Calculation Pool   **Range**
(As of Calculation Date)

Total Number of Loans	9,178			
Total Outstanding Loan Balance	$1,560,999,842			
Average Loan Balance	$170,081	$10,951	to	$996,853
WA Mortgage Rate	7.078%	4.250%	to	14.500%
Net WAC	6.521%	3.101%	to	13.991%
WA Original Term (months)	342	120	to	360
WA Remaining Term (months)	340	56	to	360
WA LTV	76.69%	6.78%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	624			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	75.43%			
Percentage of Pool Secured by: 1st Liens	96.67%			
Percentage of Pool Secured by: 2nd Liens	3.33%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 43.78%	SFR: 79.88%	FULL DOC: 73.72%	RFCO: 74.17%	OOC: 97.84%	A: 71.65%	0: 24.57%
FL: 7.90%	PUD: 11.95%	STATED: 25.79%	PURCH: 15.07%	NOO: 1.70%	A-: 10.89%	6: 0.02%
NY: 6.81%	CONDO: 3.93%	SIMPLE: 0.42%	REFI: 10.76%	2ND: 0.47%	B: 10.04%	12: 5.45%
MA: 4.65%	2-4 UNIT: 3.41%	STREAMLI: 0.06%			C: 5.18%	24: 4.05%
TX: 4.58%	MANUF: 0.64%				C-: 2.08%	30: 0.01%
					D: 0.15%	36: 22.78%
						60: 43.13%



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Aggregate (Fixed): $1,560,999,842

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$684,090	11	0.04	$62,190	6.500	10.550	8.497	7.988	115.18	4.32	567	69.2
FIXED 15YR - CC	$2,230,295	23	0.14	$96,969	7.750	10.250	8.352	7.843	178.24	1.76	586	76.0
FIXED 15YR	$90,077,965	715	5.77	$125,983	4.250	11.575	7.036	6.477	177.35	2.50	619	70.3
FIXED 20YR	$7,197,765	55	0.46	$130,868	5.125	11.025	6.734	5.962	235.89	3.91	645	75.6
FIXED 25YR	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
FIXED 30YR - CC	$36,284,393	226	2.32	$160,550	7.750	11.250	8.234	7.707	357.92	1.92	582	76.5
FIXED 30YR	$1,359,753,140	6,874	87.11	$197,811	4.600	14.000	6.904	6.345	357.59	2.20	624	76.3
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$11,295,860	308	0.72	$36,675	7.500	14.500	10.921	10.412	177.77	2.14	649	94.8
FIXED 20YR - 2ND	$26,539,041	558	1.70	$47,561	6.990	14.500	10.922	10.413	237.70	2.17	650	98.3
FIX30/15 BAL	$12,407,161	87	0.79	$142,611	5.625	10.990	7.648	7.119	176.86	3.14	622	78.0
FIX30/15 BAL - 2ND	$14,092,943	314	0.90	$44,882	7.500	14.000	10.243	9.734	176.68	3.32	672	98.2
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$803,131	16	0.05	$50,196	5.125	12.500	8.735	8.226	115.66	3.90	572	71.0
Fixed 180	$130,104,225	1,447	8.33	$89,913	4.250	14.500	7.801	7.256	177.28	2.61	627	76.3
Fixed 240	$33,736,806	613	2.16	$55,036	5.125	14.500	10.028	9.463	237.32	2.54	649	93.5
Fixed 300	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
Fixed 360	$1,396,037,533	7,100	89.43	$196,625	4.600	14.000	6.938	6.381	357.60	2.19	623	76.3
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$4,822,097	243	0.31	$19,844	5.125	14.500	10.851	10.342	194.23	4.98	648	93.6
$25000.01 - $50000	$30,211,505	791	1.94	$38,194	5.875	14.500	10.175	9.661	234.21	4.22	636	87.8
$50000.01 - $75000	$64,460,384	1,027	4.13	$62,766	5.500	13.500	8.793	8.254	284.89	2.54	620	80.4
$75000.01 - $100000	$95,608,191	1,081	6.12	$88,444	5.250	14.000	7.951	7.400	316.31	2.35	611	77.5
$100000.01 - $ 150000	217,127,797	1,722	13.91	$126,090	4.875	12.125	7.405	6.865	335.27	2.21	613	75.9
$150000.01 - $ 200000	262,547,361	1,502	16.82	$174,799	4.250	10.875	6.981	6.445	344.50	2.07	616	74.7
$200000.01 - $ 250000	207,741,842	925	13.31	$224,586	4.500	10.450	6.841	6.313	347.32	2.00	622	76.3
$250000.01 - $ 300000	157,394,923	574	10.08	$274,207	4.375	11.125	6.759	6.230	352.15	1.90	629	77.5

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Aggregate (Fixed): $1,560,999,842

Detailed Report

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$300000.01 - $ 350000	147,764,923	450	9.47	$328,366	5.000	9.125	6.677	6.054	351.96	2.29	629	78.5
$350000.01 - $ 400000	161,584,964	429	10.35	$376,655	5.000	9.625	6.606	5.986	351.76	2.36	633	77.4
$400000.01 - $ 450000	$74,191,176	174	4.75	$426,386	5.000	10.750	6.556	5.971	353.43	2.37	641	78.3
$450000.01 - $ 500000	$75,371,487	157	4.83	$480,073	5.250	8.875	6.511	5.919	351.99	2.31	637	74.8
$500000.01 - $ 550000	$21,605,891	41	1.38	$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
$550000.01 - $ 600000	$15,617,335	27	1.00	$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
$600000.01 - $ 650000	$7,530,782	12	0.48	$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
$650000.01 - $ 700000	$6,031,446	9	0.39	$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
$700000.01 - $ 750000	$2,163,509	3	0.14	$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
$750000.01 - $ 800000	$4,616,693	6	0.30	$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
$800000.01 - $ 850000	$829,897	1	0.05	$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
$900000.01 - $ 950000	$1,823,610	2	0.12	$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
$950000.01 - $ 1000000	$1,954,028	2	0.13	$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$4,469,378	48	0.29	$93,112	6.375	11.875	8.355	7.846	336.67	1.69	606	86.0
AK	$570,880	3	0.04	$190,293	6.500	9.650	7.482	6.973	358.00	2.00	591	80.0
AZ	$18,264,723	162	1.17	$112,745	5.500	13.125	7.462	6.869	324.59	2.68	623	83.4
AR	$3,617,009	39	0.23	$92,744	6.500	11.375	8.033	7.524	325.34	1.95	600	81.7
CA	$683,431,280	3,243	43.78	$210,740	4.375	13.500	6.789	6.230	343.37	2.19	631	74.9
CO	$19,051,075	111	1.22	$171,631	5.100	12.750	7.179	6.650	340.70	2.30	639	82.6
CT	$15,837,988	75	1.01	$211,173	5.375	11.750	6.946	6.364	352.05	2.44	628	76.6
DE	$2,415,430	14	0.15	$172,531	6.625	8.875	7.423	6.914	349.41	2.57	588	80.4
DC	$1,795,749	5	0.12	$359,150	6.875	8.050	7.302	6.793	357.27	2.73	640	87.5
FL	$123,380,691	910	7.90	$135,583	5.125	14.000	7.349	6.799	339.89	2.28	614	79.0
GA	$18,752,041	164	1.20	$114,342	5.125	12.375	7.911	7.402	326.49	2.12	604	79.9
HI	$28,413,958	125	1.82	$227,312	5.500	11.750	6.803	6.294	345.33	1.83	649	78.3
ID	$5,489,086	66	0.35	$83,168	5.500	14.500	7.883	7.255	325.57	3.15	633	81.2
IL	$19,363,551	122	1.24	$158,718	5.000	11.300	7.011	6.491	307.88	2.26	632	77.8
IN	$8,717,401	82	0.56	$106,310	5.500	10.875	7.641	7.096	334.77	2.41	624	84.4
IA	$822,472	12	0.05	$68,539	6.750	12.990	8.815	7.988	297.18	3.19	630	80.8
KS	$2,390,527	18	0.15	$132,807	5.500	11.500	7.701	7.192	327.98	2.60	600	78.2
KY	$4,859,179	46	0.31	$105,634	5.875	10.875	7.694	7.185	324.56	2.04	623	84.9
LA	$13,619,022	116	0.87	$117,405	5.500	12.700	7.439	6.891	328.48	2.21	613	79.6
ME	$6,709,283	49	0.43	$136,924	6.000	9.750	7.070	6.475	350.46	1.63	603	77.2
MD	$25,290,665	127	1.62	$199,139	5.130	13.500	7.333	6.802	339.18	2.38	622	78.1

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Aggregate (Fixed): $1,560,999,842

Detailed Report

				State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MA	$72,562,212	337	4.65	$215,318	4.875	11.875	6.849	6.322	351.27	2.06	608	70.6
MI	$16,896,114	155	1.08	$109,007	5.500	13.375	7.793	7.261	321.51	2.43	616	78.8
MN	$10,487,185	66	0.67	$158,897	5.875	10.875	7.364	6.855	341.71	2.77	630	81.1
MS	$4,046,360	56	0.26	$72,256	6.874	11.625	8.548	8.039	302.08	2.58	611	82.2
MO	$14,522,087	156	0.93	$93,090	5.250	13.100	7.656	7.129	332.89	1.92	623	82.9
MT	$776,439	7	0.05	$110,920	6.400	12.500	7.327	6.447	324.70	4.42	668	76.1
NE	$747,245	11	0.05	$67,931	6.500	11.875	7.786	7.277	350.23	2.41	595	72.1
NV	$19,389,478	129	1.24	$150,306	5.625	11.500	7.366	6.811	340.60	2.29	628	82.2
NH	$14,622,467	85	0.94	$172,029	5.500	12.950	6.999	6.359	351.50	1.99	612	77.5
NJ	$36,171,950	170	2.32	$212,776	4.250	13.625	7.091	6.521	333.24	2.34	607	73.8
NM	$2,976,144	24	0.19	$124,006	6.750	14.500	7.785	7.276	339.01	2.93	637	81.0
NY	$106,295,106	440	6.81	$241,580	5.500	12.000	7.015	6.422	347.87	2.14	619	73.9
NC	$8,441,982	76	0.54	$111,079	5.500	12.750	8.049	7.494	324.43	2.31	612	81.9
ND	$101,542	3	0.01	$33,847	8.250	10.875	8.968	8.459	306.76	1.38	656	87.0
OH	$15,824,706	140	1.01	$113,034	5.250	12.500	7.629	7.088	332.89	2.76	617	81.0
OK	$5,755,653	62	0.37	$92,833	5.990	11.875	7.873	7.354	326.82	2.01	620	85.4
OR	$13,701,915	121	0.88	$113,239	5.500	12.500	7.429	6.903	328.74	2.28	641	81.8
PA	$28,634,843	209	1.83	$137,009	5.250	13.875	7.245	6.720	329.33	2.17	608	78.3
RI	$3,964,202	21	0.25	$188,772	6.125	10.950	7.302	6.793	339.90	2.65	636	58.6
SC	$5,107,918	47	0.33	$108,679	5.750	11.500	7.638	7.129	325.40	2.68	609	73.4
SD	$285,361	3	0.02	$95,120	7.375	10.875	8.127	7.618	319.55	1.79	637	88.2
TN	$15,298,773	160	0.98	$95,617	5.625	12.000	7.909	7.330	318.47	3.56	622	83.1
TX	$71,516,905	555	4.58	$128,859	5.500	14.000	7.495	6.906	335.23	2.22	616	79.3
UT	$12,526,187	113	0.80	$110,851	5.375	13.125	7.618	7.071	316.59	2.10	619	83.4
VT	$275,558	3	0.02	$91,853	8.530	10.250	9.063	8.554	358.11	1.89	615	80.7
VA	$30,733,604	175	1.97	$175,621	5.375	13.500	7.259	6.714	335.25	2.22	609	78.3
WA	$35,803,142	259	2.29	$138,236	5.500	12.500	7.239	6.675	331.88	2.52	628	81.8
WV	$2,115,461	16	0.14	$132,216	5.750	11.250	7.078	6.448	336.95	3.01	685	65.9
WI	$3,192,304	34	0.20	$93,891	5.250	10.990	7.771	7.208	294.44	2.38	633	79.1
WY	$965,610	8	0.06	$120,701	6.500	10.875	7.410	6.901	350.02	2.00	619	70.7
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

				Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$65,756,164	378	4.21	$173,958	4.250	12.990	6.566	6.057	334.81	2.07	645	40.9
50.01-55.00	$36,247,762	200	2.32	$181,239	4.500	12.000	6.643	6.134	333.51	2.15	625	52.7
55.01-60.00	$94,876,232	557	6.08	$170,334	5.000	12.625	6.738	6.229	336.93	2.83	613	57.8
60.01-65.00	$128,308,876	786	8.22	$163,243	4.625	14.000	6.855	6.346	336.54	2.85	606	63.0

Aggregate (Fixed): $1,560,999,842

Detailed Report

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
65.01-70.00	$144,439,499	779	9.25	$185,417	5.125	13.125	6.867	6.309	342.33	2.09	608	68.3
70.01-75.00	$172,084,220	911	11.02	$188,896	5.250	13.625	6.884	6.327	342.12	2.05	612	73.6
75.01-80.00	$354,432,836	1,826	22.71	$194,103	5.250	13.875	6.843	6.266	346.48	2.11	623	79.0
80.01-85.00	$181,462,556	920	11.62	$197,242	5.125	13.500	7.001	6.424	350.33	2.08	621	83.9
85.01-90.00	$205,704,149	1,018	13.18	$202,067	4.875	13.375	7.152	6.570	345.93	2.12	637	89.2
90.01-95.00	$51,523,990	276	3.30	$186,681	5.500	13.500	7.416	6.818	343.02	2.37	643	94.0
95.01-100.00	$126,163,560	1,527	8.08	$82,622	5.500	14.500	8.967	8.434	298.85	2.44	649	99.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$701,923	3	0.04	$233,974	4.250	4.500	4.377	3.868	177.13	2.87	759	36.7
4.501 - 5.000	$3,158,571	12	0.20	$263,214	4.600	5.000	4.909	4.400	264.69	2.60	740	46.2
5.001 - 5.500	$47,117,857	182	3.02	$258,889	5.100	5.500	5.459	4.927	345.93	1.88	701	67.9
5.501 - 6.000	$167,516,389	648	10.73	$258,513	5.570	6.000	5.865	5.313	346.68	2.21	662	70.0
6.001 - 6.500	$342,699,390	1,401	21.95	$244,611	6.025	6.500	6.364	5.778	347.19	2.22	637	74.5
6.501 - 7.000	$443,098,135	2,147	28.39	$206,380	6.525	7.000	6.813	6.267	347.26	2.02	616	76.5
7.001 - 7.500	$187,627,379	1,117	12.02	$167,974	7.020	7.500	7.343	6.799	342.42	1.99	604	77.8
7.501 - 8.000	$153,649,525	1,038	9.84	$148,025	7.525	8.000	7.817	7.263	339.05	2.16	596	78.7
8.001 - 8.500	$69,736,601	532	4.47	$131,084	8.050	8.500	8.323	7.735	336.97	2.70	595	81.2
8.501 - 9.000	$54,067,558	497	3.46	$108,788	8.525	9.000	8.807	8.228	333.48	3.56	602	83.2
9.001 - 9.500	$18,837,762	200	1.21	$94,189	9.050	9.500	9.304	8.764	323.93	3.10	593	84.1
9.501 - 10.000	$16,803,711	228	1.08	$73,700	9.525	10.000	9.835	9.326	290.20	3.41	609	88.2
10.001 - 10.500	$7,613,453	128	0.49	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	2.47	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.29	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.18	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.07	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.03	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.04	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.01	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.00	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Aggregate (Fixed): $1,560,999,842

Detailed Report

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,246,924,315	7,378	79.88	$169,006	4.250	14.500	7.072	6.515	339.12	2.24	623	76.5
PUD	$186,595,217	963	11.95	$193,765	4.675	13.500	7.064	6.502	344.14	2.09	625	80.0
CONDO	$61,358,644	442	3.93	$138,820	4.500	13.500	7.201	6.660	342.01	2.13	634	78.6
2-4 UNITS	$53,201,994	258	3.41	$206,209	5.500	13.375	6.965	6.443	341.08	2.49	629	69.0
MANUF	$9,995,837	125	0.64	$79,967	6.375	14.000	8.021	7.296	323.22	4.04	621	74.5
HI CONDO	$2,923,835	12	0.19	$243,653	5.500	7.625	6.511	6.002	357.34	2.60	669	71.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$1,157,861,090	6,259	74.17	$184,991	4.250	13.875	6.945	6.389	342.44	2.20	617	74.2
PURCH	$235,180,395	2,003	15.07	$117,414	5.250	14.500	7.883	7.323	327.11	2.35	649	88.1
REFI	$167,958,356	916	10.76	$183,361	4.500	13.250	6.868	6.307	339.70	2.34	636	77.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Occupancy											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,527,245,662	8,926	97.84	$171,101	4.250	14.500	7.073	6.517	339.96	2.22	624	76.8
NOO	$26,470,732	214	1.70	$123,695	5.625	13.875	7.330	6.739	332.36	3.65	642	69.3
2ND HM	$7,283,447	38	0.47	$191,670	5.875	9.750	7.126	6.617	341.83	1.92	617	70.0
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Months Remaining to Scheduled Maturity											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$1,168,856	30	0.07	$38,962	5.125	12.500	8.962	8.453	110.11	26.59	591	67.5
121 - 180	$129,738,500	1,433	8.31	$90,536	4.250	14.500	7.797	7.251	177.51	2.40	627	76.3
181 - 300	$36,127,695	645	2.31	$56,012	5.125	14.500	9.897	9.328	240.28	4.99	649	91.4
301 - 360	$1,393,964,791	7,070	89.30	$197,166	4.600	14.000	6.936	6.379	357.72	2.13	623	76.3
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Aggregate (Fixed): $1,560,999,842

Detailed Report

Collateral Grouped by Document Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,150,778,618	6,895	73.72	$166,900	4.250	14.500	7.062	6.502	340.32	2.25	620	77.3
STATED	$402,636,316	2,234	25.79	$180,231	4.500	14.000	7.119	6.571	338.53	2.18	635	75.1
SIMPLE	$6,620,749	45	0.42	$147,128	6.000	11.125	7.432	6.892	333.27	3.89	622	73.1
STREAMLI	$964,159	4	0.06	$241,040	6.000	8.000	6.493	5.984	358.11	1.89	629	76.1
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Collateral Grouped by FICO											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$2,127,600	12	0.14	$177,300	5.500	8.625	6.146	5.637	349.91	2.40	804	66.3
781 - 800	$9,983,831	53	0.64	$188,374	4.375	12.500	6.073	5.545	338.10	2.14	791	63.7
761 - 780	$24,349,670	109	1.56	$223,391	4.250	11.125	5.946	5.411	343.98	2.27	770	70.5
741 - 760	$21,462,825	119	1.37	$180,360	4.600	11.990	6.336	5.827	332.88	1.94	750	75.4
721 - 740	$34,115,263	185	2.19	$184,407	5.250	12.990	6.603	6.081	337.30	2.81	729	74.7
701 - 720	$54,384,064	305	3.48	$178,308	4.500	14.000	6.648	6.108	336.81	2.45	709	79.6
681 - 700	$81,087,983	463	5.19	$175,136	5.000	13.500	6.788	6.211	333.59	2.35	689	79.2
661 - 680	$131,534,657	772	8.43	$170,382	4.625	13.500	6.894	6.291	337.70	2.25	670	80.0
641 - 660	$188,736,882	1,136	12.09	$166,142	5.250	13.875	6.999	6.448	339.54	2.19	650	79.6
621 - 640	$222,748,582	1,326	14.27	$167,985	5.375	14.500	7.057	6.497	336.88	2.24	631	79.5
601 - 620	$244,696,879	1,408	15.68	$173,790	5.250	14.500	7.132	6.572	342.71	2.22	611	77.2
581 - 600	$204,914,455	1,201	13.13	$170,620	4.875	13.500	7.220	6.665	340.55	2.26	591	76.8
561 - 580	$148,453,091	866	9.51	$171,424	5.500	13.625	7.220	6.652	341.68	2.18	571	73.8
541 - 560	$100,226,058	613	6.42	$163,501	5.500	14.000	7.399	6.863	343.54	2.06	551	70.7
521 - 540	$55,542,332	360	3.56	$154,284	5.625	12.875	7.659	7.136	341.38	2.00	531	69.2
501 - 520	$32,797,739	219	2.10	$149,761	6.000	12.300	7.989	7.476	346.25	2.20	512	69.9
500 or Less	$3,154,528	23	0.20	$137,153	7.250	9.975	8.130	7.621	348.27	2.81	496	68.1
NOT SCORED	$683,404	8	0.04	$85,425	7.500	10.375	8.253	7.744	311.04	19.56	N/A	65.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,118,528,332	6,458	71.65	$173,200	4.250	14.500	6.972	6.409	339.03	2.26	644	78.7
A-	$169,935,640	979	10.89	$173,581	5.500	14.000	7.164	6.604	341.85	2.36	584	75.2
B	$156,796,625	942	10.04	$166,451	5.500	13.625	7.259	6.714	341.81	2.17	581	70.8
C	$80,894,937	550	5.18	$147,082	5.500	12.300	7.624	7.115	341.34	1.92	552	67.8

Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
					Grade							
C-	$32,431,747	224	2.08	$144,785	5.500	12.000	7.888	7.379	344.15	2.05	525	68.3
D	$2,412,561	25	0.15	$96,502	7.000	11.800	9.039	8.530	336.95	2.80	529	61.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
			Collateral Grouped by Prepayment Penalty Months									
0	$383,493,697	2,741	24.57	$139,910	4.250	14.500	7.512	6.947	329.59	2.23	619	77.4
6	$266,364	2	0.02	$133,182	6.875	8.125	7.310	6.801	356.00	4.00	608	77.2
12	$85,056,033	385	5.45	$220,925	5.250	12.500	7.040	6.462	344.68	2.46	622	73.3
24	$63,276,040	412	4.05	$153,583	5.500	13.500	7.252	6.669	321.94	2.53	631	77.0
30	$95,415	1	0.01	$95,415	5.990	5.990	5.990	5.481	356.00	4.00	597	76.6
36	$355,611,309	1,974	22.78	$180,148	4.600	13.375	6.913	6.338	341.00	2.64	638	76.4
60	$673,200,985	3,663	43.13	$183,784	4.375	13.500	6.905	6.368	346.12	1.97	619	76.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7



Group 1 (Fixed): $569,742,223

Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	3,782			
Total Outstanding Loan Balance	$569,742,223			
Average Loan Balance	$150,646	$12,889	to	$471,557
WA Mortgage Rate	7.137%	4.250%	to	10.000%
Net WAC	6.586%	3.226%	to	9.491%
WA Original Term (months)	340	120	to	360
WA Remaining Term (months)	337	102	to	360
WA LTV	75.55%	8.50%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	624			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	60.31%			
Percentage of Pool Secured by: 1st Liens	98.48%			
Percentage of Pool Secured by: 2nd Liens	1.52%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 27.77%	SFR: 79.66%	FULL DOC: 72.68%	RFCO: 75.95%	OOC: 96.92%	A: 69.53%	0: 39.69%
NY: 12.00%	PUD: 8.22%	STATED: 26.83%	PURCH: 13.05%	NOO: 2.70%	A-: 10.99%	6: 0.05%
MA: 8.95%	2-4 UNIT: 6.50%	SIMPLE: 0.46%	REFI: 11.00%	2ND: 0.37%	B: 10.72%	12: 10.38%
TX: 7.16%	CONDO: 4.58%	STREAMLI: 0.03%			C: 6.40%	24: 6.06%
FL: 5.61%	MANUF: 0.85%				C-: 2.21%	30: 0.02%
					D: 0.15%	36: 43.65%
						60: 0.15%



Group 1 (Fixed): $569,742,223

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$330,883	4	0.06	$82,721	7.525	8.625	7.820	7.311	116.26	3.02	555	64.4
FIXED 15YR - CC	$873,589	9	0.15	$97,065	7.750	9.875	8.281	7.772	178.29	1.71	587	79.2
FIXED 15YR	$41,752,771	376	7.33	$111,045	4.250	10.000	7.188	6.618	177.04	2.77	619	69.8
FIXED 20YR	$5,713,881	47	1.00	$121,572	5.125	9.700	6.785	6.097	235.85	3.93	653	75.1
FIXED 25YR	$318,146	2	0.06	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
FIXED 30YR - CC	$7,000,139	52	1.23	$134,618	7.750	10.000	8.254	7.745	357.65	2.10	581	73.7
FIXED 30YR	$497,691,226	3,044	87.35	$163,499	4.600	10.000	7.071	6.521	357.32	2.41	624	75.7
FIXED 15YR - 2ND	$1,575,077	39	0.28	$40,387	7.500	10.000	9.429	8.920	177.06	2.90	644	85.3
FIXED 20YR - 2ND	$620,418	15	0.11	$41,361	6.990	10.000	9.634	9.125	237.89	2.11	671	95.6
FIX30/15 BAL	$7,394,651	56	1.30	$132,047	5.875	9.990	7.720	7.211	176.90	3.10	622	76.4
FIX30/15 BAL - 2ND	$6,471,440	138	1.14	$46,894	7.500	10.000	9.388	8.879	176.55	3.45	685	98.0
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$330,883	4	0.06	$82,721	7.525	8.625	7.820	7.311	116.26	3.02	555	64.4
Fixed 180	$58,067,529	618	10.19	$93,960	4.250	10.000	7.578	7.025	176.99	2.87	627	74.4
Fixed 240	$6,334,299	62	1.11	$102,166	5.125	10.000	7.064	6.393	236.05	3.75	654	77.1
Fixed 300	$318,146	2	0.06	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
Fixed 360	$504,691,365	3,096	88.58	$163,014	4.600	10.000	7.088	6.538	357.33	2.41	623	75.7
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$667,474	33	0.12	$20,226	6.990	10.000	9.294	8.785	182.86	7.32	652	84.5
$25000.01 - $50000	$8,207,627	203	1.44	$40,432	5.990	10.000	8.856	8.330	241.00	6.04	637	79.2
$50000.01 - $75000	$26,588,427	417	4.67	$63,761	5.500	10.000	8.050	7.487	288.88	3.25	619	75.1
$75000.01 - $100000	$46,235,193	524	8.12	$88,235	5.250	10.000	7.707	7.123	316.21	2.89	613	76.3
$100000.01 - $ 150000	108,795,449	861	19.10	$126,359	4.875	10.000	7.348	6.780	333.83	2.63	619	74.5
$150000.01 - $ 200000	137,830,767	787	24.19	$175,134	4.250	9.990	7.041	6.486	342.68	2.39	620	74.2
$200000.01 - $ 250000	117,727,433	524	20.66	$224,671	4.500	9.990	6.869	6.336	345.69	2.23	627	75.9
$250000.01 - $ 300000	$92,649,606	338	16.26	$274,111	5.000	10.000	6.819	6.280	351.18	2.12	630	77.2
$300000.01 - $ 350000	$25,437,089	81	4.46	$314,038	5.000	9.000	6.632	6.103	355.82	1.98	643	77.1



Group 1 (Fixed): $569,742,223

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Current Balance												
$350000.01 - $ 400000	$3,377,886	9	0.59	$375,321	6.250	7.875	6.703	6.194	358.66	1.34	659	80.0
$400000.01 - $ 450000	$1,282,509	3	0.23	$427,503	6.500	7.750	7.328	6.819	357.65	2.35	593	69.8
$450000.01 - $ 500000	$942,762	2	0.17	$471,381	6.000	6.875	6.437	5.928	358.00	2.00	699	77.5
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
State												
AL	$391,171	5	0.07	$78,234	7.000	10.000	8.723	8.214	326.66	2.52	638	91.5
AK	$570,880	3	0.10	$190,293	6.500	9.650	7.482	6.973	358.00	2.00	591	80.0
AZ	$5,886,473	47	1.03	$125,244	5.675	9.990	7.237	6.693	328.02	4.16	648	85.0
AR	$1,984,576	23	0.35	$86,286	6.500	9.875	8.090	7.581	302.40	1.94	600	78.7
CA	$158,190,366	881	27.77	$179,558	4.500	10.000	6.790	6.230	340.86	2.66	641	73.7
CO	$5,548,781	37	0.97	$149,967	5.100	9.990	7.020	6.511	338.47	2.46	645	79.4
CT	$7,478,826	47	1.31	$159,124	5.375	9.500	6.956	6.380	349.70	2.56	632	78.9
DE	$1,106,682	6	0.19	$184,447	6.625	8.500	7.385	6.876	356.63	3.25	603	76.7
DC	$239,206	1	0.04	$239,206	7.000	7.000	7.000	6.491	356.00	4.00	740	100.0
FL	$31,935,056	236	5.61	$135,318	5.750	9.990	7.362	6.806	334.48	2.90	619	79.3
GA	$14,552,236	122	2.55	$119,281	5.125	10.000	7.802	7.293	329.85	2.01	603	79.9
HI	$3,402,553	13	0.60	$261,735	5.500	8.500	6.868	6.359	357.51	2.45	623	72.9
ID	$556,395	6	0.10	$92,732	7.500	9.125	8.047	7.538	257.80	14.99	630	78.7
IL	$14,212,047	106	2.49	$134,076	5.125	10.000	7.104	6.580	309.77	2.09	627	77.3
IN	$3,648,577	39	0.64	$93,553	5.500	10.000	7.345	6.791	345.41	2.63	636	82.7
IA	$595,827	7	0.10	$85,118	6.750	9.550	7.936	6.989	324.86	3.75	638	80.7
KS	$1,119,190	11	0.20	$101,745	5.500	9.750	8.380	7.871	307.15	3.25	608	83.6
KY	$1,717,060	20	0.30	$85,853	6.490	9.625	8.156	7.647	311.93	2.52	625	85.3
LA	$1,779,560	14	0.31	$127,111	6.200	9.475	7.372	6.863	330.91	1.98	620	81.5
ME	$6,360,285	48	1.12	$132,506	6.000	9.750	7.115	6.606	350.10	1.55	599	76.5
MD	$13,036,515	82	2.29	$158,982	5.580	10.000	7.361	6.811	339.16	2.35	619	77.0
MA	$50,972,924	270	8.95	$188,789	4.875	10.000	6.898	6.374	352.37	1.87	603	69.3
MI	$12,847,929	115	2.26	$111,721	5.500	10.000	7.640	7.101	328.96	2.11	618	78.5
MN	$7,784,038	50	1.37	$155,681	5.875	9.950	7.385	6.876	344.33	2.81	628	80.5
MS	$1,459,940	16	0.26	$91,246	7.150	9.690	8.458	7.949	320.41	3.82	615	84.7
MO	$4,513,142	45	0.79	$100,292	5.250	9.990	7.599	7.031	326.35	2.41	654	85.1
MT	$520,607	3	0.09	$173,536	6.400	7.750	7.021	5.958	321.84	6.05	652	76.3
NE	$328,193	5	0.06	$65,639	6.500	9.450	7.552	7.043	356.62	3.38	612	80.0
NV	$6,076,957	43	1.07	$141,325	5.625	9.875	7.241	6.586	338.59	3.56	641	82.0
NH	$10,325,207	60	1.81	$172,087	5.875	9.875	7.059	6.469	351.93	2.00	611	77.7
NJ	$23,500,181	135	4.12	$174,075	4.250	10.000	7.258	6.737	330.43	2.07	598	71.8

Group 1 (Fixed): $569,742,223

Detailed Report

State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
NM	$2,331,208	20	0.41	$116,560	6.750	9.990	7.673	7.164	338.05	2.74	639	79.9
NY	$68,379,342	337	12.00	$202,906	5.500	10.000	7.057	6.504	346.17	2.02	620	72.0
NC	$6,255,438	60	1.10	$104,257	5.500	10.000	7.953	7.382	319.18	2.11	608	81.3
ND	$85,099	2	0.01	$42,550	8.250	9.800	8.600	8.091	331.44	1.45	656	84.5
OH	$4,952,940	43	0.87	$115,185	5.250	9.990	7.455	6.895	324.90	3.63	624	83.4
OK	$1,595,395	17	0.28	$93,847	5.990	9.840	7.941	7.393	321.25	3.09	619	87.8
OR	$5,880,351	47	1.03	$125,114	5.750	9.990	7.269	6.721	335.57	2.54	654	81.7
PA	$11,000,596	82	1.93	$134,154	5.250	10.000	6.985	6.444	325.98	2.54	621	77.0
RI	$2,525,440	16	0.44	$157,840	6.125	10.000	7.200	6.691	332.31	2.57	613	73.3
SC	$2,994,887	30	0.53	$99,830	6.125	10.000	7.737	7.228	315.44	2.62	591	75.9
SD	$224,057	1	0.04	$224,057	7.375	7.375	7.375	6.866	358.00	2.00	627	85.0
TN	$4,958,905	49	0.87	$101,202	5.625	10.000	7.740	7.143	322.01	5.11	616	77.1
TX	$40,802,089	384	7.16	$106,255	5.500	10.000	7.473	6.889	324.40	2.29	613	77.8
UT	$4,752,595	35	0.83	$135,788	6.125	9.990	7.480	6.871	330.35	2.66	617	83.0
VT	$200,090	2	0.04	$100,045	8.530	8.750	8.616	8.107	357.78	2.22	629	81.1
VA	$6,985,885	50	1.23	$139,718	5.750	9.990	7.403	6.894	328.89	2.46	621	75.7
WA	$9,679,901	74	1.70	$130,809	5.625	9.999	7.125	6.602	335.09	3.45	633	79.0
WV	$1,002,231	13	0.18	$77,095	6.375	9.250	7.925	7.160	321.69	3.14	594	78.7
WI	$2,018,835	21	0.35	$96,135	5.250	9.125	7.516	6.921	289.78	2.85	642	75.7
WY	$475,561	3	0.08	$158,520	6.875	8.750	7.276	6.767	357.85	2.15	628	65.0
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$25,401,784	190	4.46	$133,694	4.250	10.000	6.795	6.286	326.65	2.08	637	40.8
50.01-55.00	$13,749,100	88	2.41	$156,240	4.500	10.000	6.667	6.158	334.76	2.27	625	52.7
55.01-60.00	$41,256,591	271	7.24	$152,238	5.000	10.000	6.880	6.371	329.93	3.56	613	57.8
60.01-65.00	$56,927,568	382	9.99	$149,025	4.625	9.875	6.946	6.437	332.84	3.01	607	63.1
65.01-70.00	$50,935,193	331	8.94	$153,883	5.125	10.000	7.000	6.431	335.24	2.32	612	68.3
70.01-75.00	$61,225,032	395	10.75	$155,000	5.250	10.000	7.113	6.541	338.66	2.27	604	73.8
75.01-80.00	$141,342,498	921	24.81	$153,466	5.250	10.000	7.033	6.458	343.35	2.27	626	79.1
80.01-85.00	$59,532,443	354	10.45	$168,171	5.125	9.990	7.169	6.609	347.25	2.17	625	84.0
85.01-90.00	$65,598,400	400	11.51	$163,996	4.875	10.000	7.349	6.800	340.77	2.30	640	89.3
90.01-95.00	$16,544,896	109	2.90	$151,788	5.500	10.000	7.538	6.966	340.41	2.48	643	94.0
95.01-100.00	$37,228,718	341	6.53	$109,175	5.500	10.000	8.143	7.607	316.58	2.87	655	99.8
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Group 1 (Fixed): $569,742,223

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Current Gross Coupon												
4.001 - 4.500	$404,308	2	0.07	$202,154	4.250	4.500	4.378	3.869	176.49	3.51	732	41.3
4.501 - 5.000	$1,961,358	9	0.34	$217,929	4.600	5.000	4.854	4.345	283.95	2.13	733	51.9
5.001 - 5.500	$14,251,056	72	2.50	$197,931	5.100	5.500	5.422	4.896	343.42	2.11	705	69.0
5.501 - 6.000	$49,747,643	251	8.73	$198,198	5.570	6.000	5.863	5.354	342.92	2.36	670	69.8
6.001 - 6.500	$102,020,168	553	17.91	$184,485	6.025	6.500	6.355	5.788	344.02	2.41	643	73.6
6.501 - 7.000	$151,954,177	895	26.67	$169,781	6.525	7.000	6.826	6.296	343.51	1.98	620	74.6
7.001 - 7.500	$86,564,908	561	15.19	$154,305	7.020	7.500	7.337	6.798	338.84	2.06	607	76.3
7.501 - 8.000	$71,190,185	523	12.50	$136,119	7.525	8.000	7.819	7.242	334.41	2.52	601	78.1
8.001 - 8.500	$37,328,237	301	6.55	$124,014	8.050	8.500	8.331	7.723	330.64	3.29	597	79.2
8.501 - 9.000	$30,261,651	303	5.31	$99,873	8.525	9.000	8.812	8.191	325.83	4.69	608	81.6
9.001 - 9.500	$11,414,838	133	2.00	$85,826	9.050	9.500	9.333	8.824	309.34	3.26	594	81.6
9.501 - 10.000	$12,643,693	179	2.22	$70,635	9.525	10.000	9.854	9.345	276.42	3.82	613	87.6
	$569,742,223	**3,782**	**100.00**	**$150,646**	**4.250**	**10.000**	**7.137**	**6.586**	**337.42**	**2.47**	**624**	**75.6**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Property Type												
SFR	$453,828,340	3,042	79.66	$149,187	4.250	10.000	7.145	6.590	337.06	2.47	622	75.6
PUD	$46,822,283	313	8.22	$149,592	4.675	10.000	7.188	6.663	335.84	2.29	625	79.1
2-4 UNITS	$37,057,394	176	6.50	$210,553	5.500	9.850	6.944	6.417	340.93	2.49	630	69.9
CONDO	$26,075,785	183	4.58	$142,491	4.500	10.000	7.053	6.517	344.07	2.39	638	77.0
MANUF	$4,839,629	62	0.85	$78,059	6.375	9.875	7.954	7.217	319.88	4.58	623	74.3
HI CONDO	$1,118,792	6	0.20	$186,465	5.500	7.625	6.817	6.308	357.55	2.31	639	70.9
	$569,742,223	**3,782**	**100.00**	**$150,646**	**4.250**	**10.000**	**7.137**	**6.586**	**337.42**	**2.47**	**624**	**75.6**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Purpose												
RFCO	$432,743,022	2,777	75.95	$155,831	4.250	10.000	7.074	6.521	337.98	2.40	617	73.5
PURCH	$74,345,935	593	13.05	$125,373	5.250	10.000	7.661	7.116	336.80	2.68	650	86.1
REFI	$62,653,266	412	11.00	$152,071	4.500	10.000	6.954	6.405	334.32	2.73	638	76.9
	$569,742,223	**3,782**	**100.00**	**$150,646**	**4.250**	**10.000**	**7.137**	**6.586**	**337.42**	**2.47**	**624**	**75.6**

Group 1 (Fixed): $569,742,223

Detailed Report

Occupancy											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$552,222,561	3,648	96.92	$151,377	4.250	10.000	7.132	6.582	337.48	2.43	623	75.8
NOO	$15,389,323	118	2.70	$130,418	5.750	10.000	7.288	6.694	333.21	4.03	647	69.2
2ND HM	$2,130,339	16	0.37	$133,146	5.875	9.250	7.368	6.859	351.93	1.74	631	68.2
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Range of Months Remaining to Scheduled Maturity											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$535,008	11	0.09	$48,637	7.525	10.000	8.399	7.890	111.25	31.05	586	62.8
121 - 180	$57,863,404	611	10.16	$94,703	4.250	10.000	7.572	7.019	177.25	2.62	627	74.4
181 - 300	$8,173,241	82	1.43	$99,674	5.125	10.000	7.159	6.489	246.32	11.30	655	73.8
301 - 360	$503,170,570	3,078	88.32	$163,473	4.600	10.000	7.086	6.537	357.56	2.28	623	75.7
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Collateral Grouped by Document Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$414,094,664	2,858	72.68	$144,890	4.250	10.000	7.133	6.580	337.27	2.53	620	76.6
STATED	$152,890,105	905	26.83	$168,939	4.500	10.000	7.146	6.600	338.00	2.26	634	72.8
SIMPLE	$2,604,382	18	0.46	$144,688	6.050	10.000	7.280	6.730	326.13	5.64	636	77.4
STREAMLI	$153,072	1	0.03	$153,072	6.500	6.500	6.500	5.991	358.00	2.00	599	73.4
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Collateral Grouped by FICO											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$543,813	4	0.10	$135,953	5.500	7.000	6.361	5.852	354.99	2.17	803	46.8
781 - 800	$4,276,080	28	0.75	$152,717	5.000	9.000	6.012	5.459	342.56	2.55	791	63.9
761 - 780	$9,360,515	54	1.64	$173,343	4.250	9.990	5.960	5.385	336.25	2.82	769	69.7
741 - 760	$8,451,105	62	1.48	$136,308	4.600	10.000	6.440	5.931	326.69	2.23	751	78.3
721 - 740	$14,351,542	92	2.52	$155,995	5.250	9.999	6.667	6.126	331.32	3.46	729	77.4
701 - 720	$22,795,193	141	4.00	$161,668	4.500	9.990	6.484	5.949	335.63	3.02	709	78.0
681 - 700	$29,460,008	195	5.17	$151,077	5.000	10.000	6.823	6.249	324.82	2.75	690	79.1
661 - 680	$43,638,277	283	7.66	$154,199	4.625	10.000	6.915	6.332	338.07	2.52	670	77.5

Group 1 (Fixed): $569,742,223

Detailed Report

Collateral Grouped by FICO											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
641 - 660	$70,833,122	474	12.43	$149,437	5.250	10.000	7.003	6.447	339.53	2.44	650	78.9
621 - 640	$75,975,336	499	13.34	$152,255	5.375	10.000	7.073	6.503	337.20	2.56	631	77.7
601 - 620	$84,516,353	562	14.83	$150,385	5.250	10.000	7.272	6.732	341.98	2.22	611	77.4
581 - 600	$73,783,767	489	12.95	$150,887	4.875	10.000	7.291	6.748	336.94	2.43	591	74.7
561 - 580	$55,927,083	372	9.82	$150,342	5.625	10.000	7.366	6.815	334.88	2.46	571	72.6
541 - 560	$38,872,568	259	6.82	$150,087	5.500	9.990	7.538	7.014	341.55	2.03	551	69.3
521 - 540	$22,283,793	157	3.91	$141,935	6.250	10.000	7.682	7.137	335.72	2.09	530	67.8
501 - 520	$13,013,947	97	2.28	$134,164	6.625	10.000	8.039	7.520	343.88	2.29	511	69.0
500 or Less	$1,371,616	11	0.24	$124,692	7.625	9.975	8.395	7.886	336.91	3.33	496	70.6
NOT SCORED	$288,105	3	0.05	$96,035	7.500	9.625	8.493	7.984	326.21	33.79	N/A	63.9
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$396,154,129	2,599	69.53	$152,426	4.250	10.000	6.988	6.429	337.12	2.54	647	77.6
A-	$62,614,171	431	10.99	$145,276	5.500	10.000	7.372	6.812	334.90	2.77	584	74.8
B	$61,087,751	405	10.72	$150,834	5.500	9.990	7.369	6.840	339.38	2.12	581	70.0
C	$36,480,701	250	6.40	$145,923	5.500	10.000	7.670	7.161	339.72	1.86	553	67.3
C-	$12,566,942	90	2.21	$139,633	6.625	10.000	7.905	7.396	342.20	2.28	524	67.7
D	$838,529	7	0.15	$119,790	7.000	10.000	8.616	8.107	357.53	2.21	541	59.6
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

Collateral Grouped by Prepayment Penalty Months											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$226,137,823	1,594	39.69	$141,868	4.250	10.000	7.294	6.762	336.76	1.97	612	75.1
6	$266,364	2	0.05	$133,182	6.875	8.125	7.310	6.801	356.00	4.00	608	77.2
12	$59,138,425	302	10.38	$195,823	5.250	9.999	6.975	6.406	344.39	2.44	623	72.4
24	$34,554,201	255	6.06	$135,507	5.500	10.000	7.265	6.744	319.88	2.48	625	76.3
30	$95,415	1	0.02	$95,415	5.990	5.990	5.990	5.481	356.00	4.00	597	76.6
36	$248,690,346	1,613	43.65	$154,179	4.600	10.000	7.010	6.441	339.07	2.70	634	76.7
60	$859,650	15	0.15	$57,310	8.375	9.875	9.010	8.501	253.68	69.92	667	65.0
	$569,742,223	3,782	100.00	$150,646	4.250	10.000	7.137	6.586	337.42	2.47	624	75.6

 **Countrywide**

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 2 (Fixed): $991,257,618

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

Range

Total Number of Loans	5,396			
Total Outstanding Loan Balance	$991,257,618			
Average Loan Balance	$183,702	$10,951	to	$996,853
WA Mortgage Rate	7.043%	4.375%	to	14.500%
Net WAC	6.483%	3.101%	to	13.991%
WA Original Term (months)	343	120	to	360
WA Remaining Term (months)	341	56	to	360
WA LTV	77.34%	6.78%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	624			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	84.13%			
Percentage of Pool Secured by: 1st Liens	95.62%			
Percentage of Pool Secured by: 2nd Liens	4.38%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 52.99%	SFR: 80.01%	FULL DOC: 74.32%	RFCO: 73.15%	OOC: 98.36%	A: 72.87%	0: 15.87%
FL: 9.23%	PUD: 14.10%	STATED: 25.19%	PURCH: 16.23%	NOO: 1.12%	A-: 10.83%	12: 2.61%
NY: 3.83%	CONDO: 3.56%	SIMPLE: 0.41%	REFI: 10.62%	2ND: 0.52%	B: 9.66%	24: 2.90%
TX: 3.10%	2-4 UNIT: 1.63%	STREAMLI: 0.08%			C: 4.48%	36: 10.79%
WA: 2.64%	MANUF: 0.52%				C-: 2.00%	60: 67.83%
					D: 0.16%	

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Group 2 (Fixed): $991,257,618

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$353,206	7	0.04	$50,458	6.500	10.550	9.130	8.621	114.16	5.53	579	73.8
FIXED 15YR - CC	$1,356,706	14	0.14	$96,908	7.750	10.250	8.397	7.888	178.21	1.79	585	73.9
FIXED 15YR	$48,325,194	339	4.88	$142,552	4.375	11.575	6.904	6.356	177.62	2.27	618	70.7
FIXED 20YR	$1,483,884	8	0.15	$185,486	5.250	11.025	6.540	5.443	236.07	3.82	617	77.6
FIXED 30YR - CC	$29,284,254	174	2.95	$168,300	7.750	11.250	8.229	7.698	357.98	1.88	582	77.2
FIXED 30YR	$862,061,914	3,830	86.97	$225,081	5.000	14.000	6.807	6.243	357.75	2.08	624	76.7
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$9,720,783	269	0.98	$36,137	9.500	14.500	11.163	10.654	177.88	2.02	650	96.4
FIXED 20YR - 2ND	$25,918,622	543	2.61	$47,732	8.000	14.500	10.952	10.443	237.70	2.17	650	98.4
FIX30/15 BAL	$5,012,510	31	0.51	$161,694	5.625	10.990	7.540	6.982	176.80	3.20	622	80.2
FIX30/15 BAL - 2ND	$7,621,502	176	0.77	$43,304	10.125	14.000	10.969	10.460	176.78	3.22	662	98.4
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$472,248	12	0.05	$39,354	5.125	12.500	9.376	8.867	115.25	4.52	584	75.7
Fixed 180	$72,036,696	829	7.27	$86,896	4.375	14.500	7.981	7.442	177.52	2.39	627	77.8
Fixed 240	$27,402,506	551	2.76	$49,732	5.250	14.500	10.713	10.173	237.61	2.26	648	97.3
Fixed 360	$891,346,168	4,004	89.92	$222,614	5.000	14.000	6.854	6.291	357.76	2.08	623	76.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$4,154,623	210	0.42	$19,784	5.125	14.500	11.101	10.592	196.06	4.61	647	95.0
$25000.01 - $50000	$22,003,878	588	2.22	$37,422	5.875	14.500	10.667	10.158	231.67	3.53	635	90.9
$50000.01 - $75000	$37,871,957	610	3.82	$62,085	5.750	13.500	9.315	8.793	282.10	2.05	621	84.1
$75000.01 - $100000	$49,372,998	557	4.98	$88,641	5.625	14.000	8.179	7.661	316.40	1.84	609	78.6
$100000.01 - $ 150000	108,332,348	861	10.93	$125,822	5.500	12.125	7.462	6.950	336.72	1.78	606	77.3
$150000.01 - $ 200000	124,716,594	715	12.58	$174,429	5.250	10.875	6.914	6.400	346.52	1.72	611	75.1
$200000.01 - $ 250000	$90,014,409	401	9.08	$224,475	5.500	10.450	6.804	6.283	349.44	1.69	616	76.8
$250000.01 - $ 300000	$64,745,317	236	6.53	$274,345	4.375	11.125	6.674	6.158	353.54	1.57	629	77.9
$300000.01 - $ 350000	122,327,834	369	12.34	$331,512	5.130	9.125	6.687	6.044	351.16	2.36	626	78.7
$350000.01 - $ 400000	158,207,077	420	15.96	$376,684	5.000	9.625	6.603	5.982	351.61	2.38	632	77.3

Group 2 (Fixed): $991,257,618

Detailed Report

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$400000.01 - $ 450000	$72,908,667	171	7.36	$426,366	5.000	10.750	6.543	5.956	353.36	2.37	641	78.4
$450000.01 - $ 500000	$74,428,725	155	7.51	$480,185	5.250	8.875	6.512	5.919	351.91	2.32	637	74.8
$500000.01 - $ 550000	$21,605,891	41	2.18	$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
$550000.01 - $ 600000	$15,617,335	27	1.58	$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
$600000.01 - $ 650000	$7,530,782	12	0.76	$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
$650000.01 - $ 700000	$6,031,446	9	0.61	$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
$700000.01 - $ 750000	$2,163,509	3	0.22	$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
$750000.01 - $ 800000	$4,616,693	6	0.47	$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
$800000.01 - $ 850000	$829,897	1	0.08	$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
$900000.01 - $ 950000	$1,823,610	2	0.18	$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
$950000.01 - $ 1000000	$1,954,028	2	0.20	$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$4,078,207	43	0.41	$94,842	6.375	11.875	8.319	7.810	337.63	1.61	603	85.5
AZ	$12,378,250	115	1.25	$107,637	5.500	13.125	7.569	6.953	322.96	1.97	612	82.6
AR	$1,632,434	16	0.16	$102,027	6.750	11.375	7.963	7.454	353.22	1.97	601	85.3
CA	$525,240,915	2,362	52.99	$222,371	4.375	13.500	6.789	6.229	344.13	2.05	628	75.3
CO	$13,502,294	74	1.36	$182,463	5.490	12.750	7.244	6.707	341.62	2.23	636	83.9
CT	$8,359,162	28	0.84	$298,542	5.875	11.750	6.937	6.350	354.16	2.34	624	74.6
DE	$1,308,748	8	0.13	$163,593	6.625	8.875	7.455	6.946	343.30	2.00	575	83.5
DC	$1,556,542	4	0.16	$389,136	6.875	8.050	7.348	6.839	357.46	2.54	624	85.6
FL	$91,445,636	674	9.23	$135,676	5.125	14.000	7.345	6.796	341.77	2.06	613	78.9
GA	$4,199,805	42	0.42	$99,995	6.125	12.375	8.291	7.782	314.86	2.51	606	79.9
HI	$25,011,405	112	2.52	$223,316	5.500	11.750	6.795	6.286	343.68	1.74	652	79.0
ID	$4,932,691	60	0.50	$82,212	5.500	14.500	7.865	7.223	333.21	1.81	633	81.5
IL	$5,151,504	16	0.52	$321,969	5.000	11.300	6.755	6.246	302.68	2.74	644	79.1
IN	$5,068,824	43	0.51	$117,880	5.625	10.875	7.855	7.316	327.12	2.25	615	85.6
IA	$226,645	5	0.02	$45,329	10.500	12.990	11.126	10.617	224.42	1.72	609	81.0
KS	$1,271,337	7	0.13	$181,620	6.000	11.500	7.104	6.595	346.33	2.03	593	73.5
KY	$3,142,119	26	0.32	$120,851	5.875	10.875	7.442	6.933	331.47	1.77	622	84.6
LA	$11,839,463	102	1.19	$116,073	5.500	12.700	7.450	6.895	328.12	2.25	612	79.4
ME	$348,999	1	0.04	$348,999	6.250	6.250	6.250	4.101	357.00	3.00	663	89.7
MD	$12,254,150	45	1.24	$272,314	5.130	13.500	7.303	6.794	339.20	2.41	624	79.2
MA	$21,589,288	67	2.18	$322,228	5.500	11.875	6.732	6.198	348.68	2.49	620	73.8
MI	$4,048,184	40	0.41	$101,205	6.625	13.375	8.277	7.768	297.87	3.45	608	79.6
MN	$2,703,146	16	0.27	$168,947	6.250	10.875	7.304	6.795	334.15	2.67	635	82.7

Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
					State							
MS	$2,586,420	40	0.26	$64,660	6.874	11.625	8.599	8.090	291.73	1.88	609	80.8
MO	$10,008,945	111	1.01	$90,171	5.875	13.100	7.681	7.172	335.84	1.71	609	81.9
MT	$255,832	4	0.03	$63,958	6.875	12.500	7.950	7.441	330.53	1.10	699	75.6
NE	$419,053	6	0.04	$69,842	6.875	11.875	7.969	7.460	345.22	1.66	581	65.9
NV	$13,312,521	86	1.34	$154,797	5.625	11.500	7.423	6.914	341.52	1.72	622	82.3
NH	$4,297,260	25	0.43	$171,890	5.500	12.950	6.857	6.095	350.46	1.98	616	76.8
NJ	$12,671,770	35	1.28	$362,051	5.625	13.625	6.782	6.121	338.46	2.85	623	77.7
NM	$644,936	4	0.07	$161,234	7.000	14.500	8.191	7.682	342.46	3.62	629	85.2
NY	$37,915,764	103	3.83	$368,114	5.625	12.000	6.940	6.273	350.93	2.35	617	77.4
NC	$2,186,545	16	0.22	$136,659	6.000	12.750	8.326	7.817	339.43	2.91	621	83.5
ND	$16,443	1	0.00	$16,443	10.875	10.875	10.875	10.366	179.00	1.00	653	100.0
OH	$10,871,767	97	1.10	$112,080	5.750	12.500	7.708	7.176	336.54	2.37	614	79.9
OK	$4,160,258	45	0.42	$92,450	6.375	11.875	7.847	7.338	328.96	1.60	620	84.5
OR	$7,821,564	74	0.79	$105,697	5.500	12.500	7.549	7.040	323.61	2.09	631	81.8
PA	$17,634,247	127	1.78	$138,852	5.500	13.875	7.408	6.893	331.42	1.94	599	79.2
RI	$1,438,762	5	0.15	$287,752	6.500	10.950	7.481	6.972	353.23	2.79	677	33.0
SC	$2,113,030	17	0.21	$124,296	5.750	11.500	7.498	6.989	339.51	2.77	635	69.9
SD	$61,303	2	0.01	$30,652	10.875	10.875	10.875	10.366	179.00	1.00	674	100.0
TN	$10,339,867	111	1.04	$93,152	6.000	12.000	7.991	7.419	316.78	2.81	625	85.9
TX	$30,714,816	171	3.10	$179,619	5.625	14.000	7.523	6.930	349.62	2.13	620	81.2
UT	$7,773,592	78	0.78	$99,661	5.375	13.125	7.702	7.193	308.18	1.76	620	83.7
VT	$75,468	1	0.01	$75,468	10.250	10.250	10.250	9.741	359.00	1.00	577	79.5
VA	$23,747,720	125	2.40	$189,982	5.375	13.500	7.217	6.661	337.12	2.15	606	79.1
WA	$26,123,241	185	2.64	$141,207	5.500	12.500	7.281	6.702	330.69	2.17	626	82.9
WV	$1,113,230	3	0.11	$371,077	5.750	11.250	6.316	5.807	350.69	2.90	767	54.5
WI	$1,173,468	13	0.12	$90,267	6.250	10.990	8.210	7.701	302.46	1.56	618	85.0
WY	$490,049	5	0.05	$98,010	6.500	10.875	7.541	7.032	342.42	1.84	611	76.2
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
			Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)									
50.00 or Less	$40,354,380	188	4.07	$214,651	4.375	12.990	6.422	5.913	339.95	2.07	650	40.9
50.01-55.00	$22,498,662	112	2.27	$200,881	5.250	12.000	6.629	6.120	332.76	2.08	625	52.7
55.01-60.00	$53,619,641	286	5.41	$187,481	5.350	12.625	6.628	6.119	342.32	2.27	614	57.8
60.01-65.00	$71,381,308	404	7.20	$176,686	5.130	14.000	6.783	6.274	339.49	2.72	606	62.9
65.01-70.00	$93,504,305	448	9.43	$208,715	5.500	13.125	6.794	6.243	346.20	1.97	606	68.3
70.01-75.00	$110,859,189	516	11.18	$214,843	5.375	13.625	6.758	6.208	344.03	1.93	616	73.6
75.01-80.00	$213,090,338	905	21.50	$235,459	5.250	13.875	6.717	6.138	348.55	2.00	621	78.9

Group 2 (Fixed): $991,257,618

Detailed Report

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
80.01-85.00	$121,930,112	566	12.30	$215,424	5.500	13.500	6.919	6.334	351.83	2.03	620	83.8
85.01-90.00	$140,105,749	618	14.13	$226,708	5.125	13.375	7.060	6.462	348.34	2.03	636	89.2
90.01-95.00	$34,979,093	167	3.53	$209,456	5.625	13.500	7.358	6.748	344.26	2.32	643	94.0
95.01-100.00	$88,934,842	1,186	8.97	$74,987	6.250	14.500	9.313	8.779	291.43	2.27	647	99.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Current Gross Coupon											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$297,615	1	0.03	$297,615	4.375	4.375	4.375	3.866	178.00	2.00	796	30.3
4.501 - 5.000	$1,197,213	3	0.12	$399,071	5.000	5.000	5.000	4.491	233.13	3.37	752	37.0
5.001 - 5.500	$32,866,801	110	3.32	$298,789	5.125	5.500	5.476	4.940	347.02	1.78	699	67.4
5.501 - 6.000	$117,768,746	397	11.88	$296,647	5.625	6.000	5.866	5.296	348.26	2.15	659	70.2
6.001 - 6.500	$240,679,222	848	24.28	$283,820	6.050	6.500	6.367	5.774	348.53	2.14	634	74.9
6.501 - 7.000	$291,143,958	1,252	29.37	$232,543	6.550	7.000	6.806	6.252	349.21	2.04	614	77.5
7.001 - 7.500	$101,062,470	556	10.20	$181,767	7.050	7.500	7.348	6.800	345.49	1.92	601	79.0
7.501 - 8.000	$82,459,340	515	8.32	$160,115	7.590	8.000	7.815	7.280	343.05	1.86	591	79.3
8.001 - 8.500	$32,408,363	231	3.27	$140,296	8.050	8.500	8.314	7.749	344.26	2.01	593	83.6
8.501 - 9.000	$23,805,907	194	2.40	$122,711	8.550	9.000	8.801	8.275	343.21	2.14	595	85.3
9.001 - 9.500	$7,422,924	67	0.75	$110,790	9.125	9.500	9.259	8.672	346.38	2.86	591	88.1
9.501 - 10.000	$4,160,017	49	0.42	$84,898	9.600	10.000	9.777	9.268	332.10	2.15	599	89.8
10.001 - 10.500	$7,613,453	128	0.77	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	3.88	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.46	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.28	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.11	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.05	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.07	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.02	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.01	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$793,095,975	4,336	80.01	$182,910	4.375	14.500	7.031	6.473	340.31	2.11	623	76.9
PUD	$139,772,934	650	14.10	$215,035	5.375	13.500	7.023	6.448	346.93	2.02	626	80.3

Group 2 (Fixed): $991,257,618

Detailed Report

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
CONDO	$35,282,859	259	3.56	$136,227	5.625	13.500	7.311	6.765	340.49	1.95	631	79.8
2-4 UNITS	$16,144,600	82	1.63	$196,885	5.500	13.375	7.014	6.505	341.44	2.48	626	67.1
MANUF	$5,156,208	63	0.52	$81,845	6.625	14.000	8.083	7.371	326.36	3.52	619	74.6
HI CONDO	$1,805,043	6	0.18	$300,841	5.750	7.500	6.321	5.812	357.21	2.79	688	72.3
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$725,118,068	3,482	73.15	$208,248	4.375	13.875	6.867	6.310	345.10	2.08	617	74.6
PURCH	$160,834,460	1,410	16.23	$114,067	5.375	14.500	7.985	7.419	322.64	2.20	649	89.0
REFI	$105,305,090	504	10.62	$208,939	5.000	13.250	6.817	6.249	342.90	2.10	635	78.3
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Occupancy											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$975,023,101	5,278	98.36	$184,733	4.375	14.500	7.040	6.480	341.36	2.09	624	77.5
NOO	$11,081,409	96	1.12	$115,431	5.625	13.875	7.389	6.803	331.17	3.11	635	69.4
2ND HM	$5,153,108	22	0.52	$234,232	5.875	9.750	7.027	6.518	337.65	2.00	611	70.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Months Remaining to Scheduled Maturity											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$633,847	19	0.06	$33,360	5.125	12.500	9.437	8.928	109.14	22.82	595	71.4
121 - 180	$71,875,097	822	7.25	$87,439	4.375	14.500	7.978	7.439	177.72	2.23	627	77.8
181 - 300	$27,954,454	563	2.82	$49,653	5.250	14.500	10.698	10.158	238.51	3.15	647	96.6
301 - 360	$890,794,221	3,992	89.87	$223,145	5.000	14.000	6.852	6.289	357.80	2.05	623	76.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Group 2 (Fixed): $991,257,618

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$736,683,954	4,037	74.32	$182,483	4.375	14.500	7.021	6.458	342.03	2.09	620	77.7
STATED	$249,746,211	1,329	25.19	$187,920	5.375	14.000	7.103	6.553	338.85	2.13	635	76.5
SIMPLE	$4,016,366	27	0.41	$148,754	6.000	11.125	7.530	6.997	337.90	2.76	613	70.3
STREAMLI	$811,087	3	0.08	$270,362	6.000	8.000	6.491	5.982	358.13	1.87	634	76.6
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$1,583,787	8	0.16	$197,973	5.500	8.625	6.072	5.563	348.17	2.48	804	73.0
781 - 800	$5,707,751	25	0.58	$228,310	4.375	12.500	6.119	5.610	334.76	1.83	791	63.7
761 - 780	$14,989,156	55	1.51	$272,530	5.000	11.125	5.936	5.427	348.81	1.93	770	70.9
741 - 760	$13,011,720	57	1.31	$228,276	5.000	11.990	6.268	5.759	336.91	1.75	750	73.5
721 - 740	$19,763,722	93	1.99	$212,513	5.375	12.990	6.556	6.047	341.65	2.34	729	72.8
701 - 720	$31,588,871	164	3.19	$192,615	5.375	14.000	6.766	6.222	337.66	2.04	709	80.8
681 - 700	$51,627,974	268	5.21	$192,642	5.130	13.500	6.769	6.189	338.59	2.12	689	79.3
661 - 680	$87,896,379	489	8.87	$179,747	5.250	13.500	6.884	6.270	337.52	2.12	670	81.2
641 - 660	$117,903,759	662	11.89	$178,102	5.500	13.875	6.996	6.449	339.54	2.04	650	79.9
621 - 640	$146,773,246	827	14.81	$177,477	5.375	14.500	7.049	6.493	336.72	2.07	631	80.4
601 - 620	$160,180,526	846	16.16	$189,339	5.500	14.500	7.059	6.488	343.10	2.23	611	77.0
581 - 600	$131,130,688	712	13.23	$184,172	5.125	13.500	7.180	6.619	342.58	2.17	591	77.9
561 - 580	$92,526,007	494	9.33	$187,300	5.500	13.625	7.132	6.553	345.78	2.02	571	74.5
541 - 560	$61,353,489	354	6.19	$173,315	5.500	14.000	7.310	6.768	344.81	2.07	551	71.5
521 - 540	$33,258,539	203	3.36	$163,835	5.625	12.875	7.644	7.135	345.17	1.93	531	70.1
501 - 520	$19,783,792	122	2.00	$162,162	6.000	12.300	7.957	7.448	347.82	2.14	513	70.5
500 or Less	$1,782,911	12	0.18	$148,576	7.250	8.875	7.926	7.417	357.01	2.41	496	66.2
NOT SCORED	$395,299	5	0.04	$79,060	7.625	10.375	8.078	7.569	299.98	9.19	N/A	67.4
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$722,374,202	3,859	72.87	$187,192	4.375	14.500	6.963	6.398	340.07	2.10	643	79.3
A-	$107,321,470	548	10.83	$195,842	5.500	14.000	7.042	6.483	345.90	2.12	583	75.4
B	$95,708,874	537	9.66	$178,229	5.500	13.625	7.188	6.634	343.36	2.20	582	71.2
C	$44,414,236	300	4.48	$148,047	5.500	12.300	7.587	7.078	342.67	1.97	551	68.2



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 2 (Fixed): $991,257,618

Detailed Report

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
C-	$19,864,805	134	2.00	$148,245	5.500	12.000	7.877	7.368	345.38	1.91	525	68.7
D	$1,574,032	18	0.16	$87,446	7.875	11.800	9.265	8.756	325.98	3.11	523	63.1
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Collateral Grouped by Prepayment Penalty Months											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$157,355,874	1,147	15.87	$137,189	5.000	14.500	7.826	7.214	319.29	2.60	630	80.9
12	$25,917,608	83	2.61	$312,260	5.500	12.500	7.188	6.592	345.36	2.51	618	75.2
24	$28,721,839	157	2.90	$182,942	5.750	13.500	7.236	6.578	324.43	2.59	637	77.8
36	$106,920,963	361	10.79	$296,180	5.000	13.375	6.690	6.098	345.49	2.52	645	75.8
60	$672,341,335	3,648	67.83	$184,304	4.375	13.500	6.903	6.366	346.24	1.89	619	76.8
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Aggregate (ARM): $1,884,999,832

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	10,485			
Total Outstanding Loan Balance	$1,884,999,832			
Average Loan Balance	$179,781	$14,303	to	$999,004
WA Mortgage Rate	7.358%	4.375%	to	14.090%
Net WAC	6.785%	2.601%	to	13.581%
ARM Characteristics				
WA Gross Margin	6.627%	1.750%	to	12.090%
WA Months to First Roll	31	1	to	52
WA First Periodic Cap	1.835%	1.000%	to	6.000%
WA Subsequent Periodic Cap	1.411%	1.000%	to	6.000%
WA Lifetime Cap	14.194%	9.500%	to	21.090%
WA Lifetime Floor	7.359%	2.525%	to	14.090%
WA Original Term (months)	360	240	to	360
WA Remaining Term (months)	358	231	to	360
WA LTV	83.32%	7.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	609			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	74.72%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 35.59%	SFR: 78.38%	FULL DOC: 74.71%	RFCO: 54.93%	OOC: 98.33%	A: 67.01%	0: 25.28%
FL: 6.05%	PUD: 12.86%	STATED: 25.01%	PURCH: 38.57%	NOO: 1.22%	A-: 10.61%	6: 0.17%
MA: 4.47%	CONDO: 5.76%	SIMPLE: 0.28%	REFI: 6.50%	2ND: 0.45%	B: 10.07%	12: 4.83%
MI: 3.89%	2-4 UNIT: 2.30%				C: 7.48%	24: 20.00%
TX: 3.88%	MANUF: 0.53%				C-: 3.86%	30: 0.27%
					D: 0.98%	36: 49.07%
						60: 0.37%



Aggregate (ARM): $1,884,999,832

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				Description								
6MO LIBOR	$1,351,265	16	0.07	$84,454	6.250	14.090	8.242	7.733	331.53	28.47	578	75.7
2/18 LIBOR	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
2/23 LIBOR	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
2/28 LIBOR	$446,204,309	2,511	23.67	$177,700	4.500	11.800	7.401	6.782	356.71	3.29	619	82.5
3/27 LIBOR	$1,436,257,498	7,951	76.19	$180,639	4.375	13.500	7.344	6.785	357.87	2.13	606	83.6
5/25 LIBOR	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				Description								
ARM 240	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
ARM 300	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
ARM 360	$1,884,912,942	10,483	100.00	$179,807	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$150,231	7	0.01	$21,462	8.300	10.250	9.092	8.583	340.73	19.27	587	36.0
$25000.01 - $50000	$8,074,736	181	0.43	$44,612	5.350	14.090	9.205	8.626	354.47	5.27	582	73.5
$50000.01 - $75000	$56,555,687	874	3.00	$64,709	5.250	13.500	8.538	7.965	357.32	2.57	591	80.3
$75000.01 - $100000	123,540,870	1,395	6.55	$88,560	5.000	12.250	8.158	7.579	357.51	2.49	598	83.4
$100000.01 - $ 150000	332,913,401	2,659	17.66	$125,202	4.500	12.000	7.810	7.257	357.57	2.43	600	83.6
$150000.01 - $ 200000	356,497,091	2,049	18.91	$173,986	4.375	11.625	7.401	6.839	357.59	2.41	605	83.3
$200000.01 - $ 250000	266,676,354	1,192	14.15	$223,722	4.500	11.375	7.244	6.691	357.73	2.27	609	83.6
$250000.01 - $ 300000	201,215,338	736	10.67	$273,390	4.625	11.375	7.082	6.532	357.71	2.29	616	84.1
$300000.01 - $ 350000	168,024,794	514	8.91	$326,896	4.500	9.990	6.989	6.407	357.56	2.44	615	84.7
$350000.01 - $ 400000	175,769,015	467	9.32	$376,379	4.500	10.000	6.880	6.259	357.51	2.49	620	83.6
$400000.01 - $ 450000	$82,137,242	194	4.36	$423,388	5.125	9.250	6.867	6.223	357.44	2.56	623	84.6
$450000.01 - $ 500000	$64,086,436	134	3.40	$478,257	5.125	10.125	6.681	6.050	357.30	2.70	627	83.1
$500000.01 - $ 550000	$16,857,410	32	0.89	$526,794	5.500	9.000	6.607	5.893	357.66	2.34	610	75.8
$550000.01 - $ 600000	$16,799,975	29	0.89	$579,309	5.000	8.125	6.726	6.217	357.62	2.38	639	76.5
$600000.01 - $ 650000	$6,321,051	10	0.34	$632,105	5.625	8.125	6.870	6.361	358.00	2.00	591	72.1
$650000.01 - $ 700000	$1,350,513	2	0.07	$675,256	6.125	6.750	6.443	5.934	359.00	1.00	634	77.5
$700000.01 - $ 750000	$2,882,737	4	0.15	$720,684	6.375	7.250	6.881	6.372	358.24	1.76	643	75.2
$750000.01 - $ 800000	$758,622	1	0.04	$758,622	6.500	6.500	6.500	5.991	358.00	2.00	601	80.0



Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$800000.01 - $ 850000	$1,634,552	2	0.09	$817,276	6.500	8.500	7.508	6.999	356.50	3.50	655	72.3
$850000.01 - $ 900000	$1,754,772	2	0.09	$877,386	6.375	7.500	6.951	6.442	356.51	3.49	692	52.8
$950000.01 - $ 1000000	$999,004	1	0.05	$999,004	6.000	6.000	6.000	5.491	359.00	1.00	607	61.7
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$11,133,797	90	0.59	$123,709	5.875	11.390	8.151	7.540	357.68	2.32	597	91.0
AK	$822,567	5	0.04	$164,513	6.890	9.500	7.744	7.235	356.89	3.11	574	88.0
AZ	$32,501,259	237	1.72	$137,136	4.875	11.625	7.604	7.047	357.52	2.48	615	86.7
AR	$7,344,963	63	0.39	$116,587	5.125	10.875	7.652	7.008	357.58	2.42	601	88.7
CA	$670,948,170	2,701	35.59	$248,407	4.375	11.625	6.890	6.318	357.59	2.41	617	81.5
CO	$50,291,343	256	2.67	$196,451	5.250	10.750	7.189	6.646	357.61	2.39	620	87.4
CT	$29,095,664	163	1.54	$178,501	6.125	11.750	7.607	7.041	357.89	2.11	588	80.3
DE	$2,619,404	16	0.14	$163,713	6.375	11.000	8.139	7.630	357.93	2.07	592	84.3
DC	$2,237,122	10	0.12	$223,712	6.125	9.125	6.974	6.465	357.75	2.25	597	75.2
FL	$114,051,454	768	6.05	$148,504	4.750	12.250	7.641	7.044	357.55	2.45	609	87.3
GA	$61,308,439	418	3.25	$146,671	5.500	11.625	8.134	7.570	357.83	2.17	597	87.0
HI	$12,014,238	46	0.64	$261,179	5.375	8.875	6.692	6.105	357.64	2.36	617	84.1
ID	$9,961,995	69	0.53	$144,377	5.000	11.000	7.105	6.428	357.86	2.14	621	85.6
IL	$47,226,895	285	2.51	$165,708	5.300	10.800	7.578	6.989	357.33	2.67	604	82.1
IN	$11,530,029	112	0.61	$102,947	6.000	12.000	8.153	7.544	357.22	2.78	614	91.0
IA	$3,877,386	43	0.21	$90,172	6.350	11.750	8.377	7.826	357.17	2.83	614	88.5
KS	$9,004,780	76	0.48	$118,484	6.375	10.875	8.052	7.487	357.18	2.82	624	88.2
KY	$6,216,363	52	0.33	$119,545	5.490	10.750	7.792	7.165	357.12	2.88	617	90.8
LA	$15,813,798	122	0.84	$129,621	5.500	11.750	7.837	7.300	357.76	2.24	600	87.2
ME	$2,334,942	18	0.12	$129,719	5.875	9.750	7.700	6.954	357.84	2.16	607	85.3
MD	$38,073,912	171	2.02	$222,654	4.750	10.500	7.591	6.979	357.51	2.49	603	82.3
MA	$84,244,630	386	4.47	$218,250	5.000	12.000	7.088	6.537	357.80	2.20	596	75.7
MI	$73,318,589	524	3.89	$139,921	5.475	13.500	7.768	7.200	357.69	2.31	603	83.8
MN	$34,534,968	214	1.83	$161,378	5.625	11.375	7.600	7.015	357.30	2.70	603	83.6
MS	$6,976,298	70	0.37	$99,661	6.500	11.625	8.367	7.823	357.74	2.26	599	89.6
MO	$38,319,113	345	2.03	$111,070	6.000	11.550	8.294	7.736	357.73	2.27	603	87.5
MT	$1,143,483	10	0.06	$114,348	5.050	9.250	7.589	7.080	358.01	1.99	612	85.5
NE	$3,282,727	31	0.17	$105,894	6.750	10.375	8.286	7.777	358.02	1.98	599	91.6
NV	$30,750,447	167	1.63	$184,134	4.875	11.800	7.316	6.731	357.39	2.61	628	86.1
NH	$14,531,393	88	0.77	$165,129	5.250	9.375	7.225	6.667	357.98	2.02	597	83.4
NJ	$58,406,332	299	3.10	$195,339	5.625	10.500	7.518	6.961	357.64	2.36	582	76.5
NM	$3,514,020	24	0.19	$146,418	5.875	9.725	7.857	7.115	356.59	3.41	602	82.2
NY	$49,357,805	220	2.62	$224,354	5.250	12.375	7.227	6.642	357.90	2.10	590	75.7



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Aggregate (ARM): $1,884,999,832
Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
NC	$21,685,552	172	1.15	$126,079	6.000	11.750	8.157	7.538	357.07	2.93	603	87.1
ND	$97,444	2	0.01	$48,722	8.875	9.175	9.003	8.494	357.57	2.43	566	75.3
OH	$24,118,566	210	1.28	$114,850	5.875	14.090	7.916	7.331	357.06	2.85	605	88.0
OK	$7,069,483	56	0.38	$126,241	5.350	12.250	7.988	7.479	358.03	1.97	614	90.5
OR	$20,574,457	128	1.09	$160,738	5.300	10.600	7.254	6.705	357.43	2.57	624	84.3
PA	$21,241,806	158	1.13	$134,442	5.500	12.000	7.677	7.160	357.12	2.59	586	80.5
RI	$6,815,168	46	0.36	$148,156	6.500	11.125	8.241	7.732	357.70	2.30	584	76.8
SC	$5,295,845	42	0.28	$126,092	5.500	10.550	7.988	7.400	356.93	3.07	593	85.8
SD	$788,736	7	0.04	$112,677	5.625	8.750	6.875	6.366	358.58	1.42	593	75.7
TN	$31,930,260	249	1.69	$128,234	5.875	11.100	7.912	7.361	357.60	2.40	613	90.3
TX	$73,163,403	548	3.88	$133,510	5.250	11.375	7.907	7.322	357.37	2.63	608	88.5
UT	$19,606,582	122	1.04	$160,710	5.625	9.750	7.220	6.694	357.68	2.32	622	87.3
VT	$635,255	3	0.03	$211,752	6.750	7.875	7.277	6.768	358.45	1.55	613	82.7
VA	$42,116,982	200	2.23	$210,585	5.000	11.100	7.343	6.810	357.44	2.56	600	83.6
WA	$53,177,746	289	2.82	$184,006	4.500	11.750	7.254	6.649	357.23	2.77	620	86.9
WV	$3,240,683	31	0.17	$104,538	6.250	11.500	8.066	7.446	357.90	2.10	599	84.0
WI	$15,369,234	113	0.82	$136,011	5.740	10.875	8.115	7.488	357.41	2.59	601	85.1
WY	$1,284,304	10	0.07	$128,430	5.000	9.875	7.255	6.746	357.83	2.17	601	79.6
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$30,024,348	216	1.59	$139,002	4.750	11.100	7.209	6.700	357.58	2.42	581	41.0
50.01-55.00	$20,738,981	123	1.10	$168,610	5.125	11.375	7.038	6.529	357.65	2.35	576	52.7
55.01-60.00	$49,541,324	305	2.63	$162,431	5.250	14.090	7.126	6.617	357.26	2.74	582	57.9
60.01-65.00	$97,551,714	576	5.18	$169,361	4.500	12.000	7.237	6.728	357.31	2.69	573	63.3
65.01-70.00	$114,015,773	684	6.05	$166,690	4.375	12.250	7.312	6.723	357.72	2.28	572	68.7
70.01-75.00	$162,950,103	908	8.64	$179,460	4.875	13.500	7.287	6.728	357.74	2.26	577	74.0
75.01-80.00	$421,708,465	2,303	22.37	$183,113	4.500	12.250	6.898	6.316	357.55	2.43	622	79.5
80.01-85.00	$171,988,898	876	9.12	$196,334	4.750	11.625	7.195	6.620	357.70	2.30	607	84.2
85.01-90.00	$303,516,593	1,475	16.10	$205,774	5.125	11.450	7.305	6.706	357.66	2.34	620	89.5
90.01-95.00	$111,660,977	562	5.92	$198,685	5.500	12.000	7.642	7.056	357.78	2.22	624	94.5
95.01-100.00	$401,302,657	2,457	21.29	$163,330	4.875	12.375	7.999	7.426	357.38	2.62	624	99.8
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

**Loan-to-Value Ratios**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

A-4



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Current Gross Coupon											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$1,213,221	5	0.06	$242,644	4.375	4.500	4.484	3.975	357.31	2.69	713	75.6
4.501 - 5.000	$8,415,064	34	0.45	$247,502	4.625	5.000	4.896	4.316	357.44	2.56	672	74.6
5.001 - 5.500	$37,444,826	148	1.99	$253,006	5.050	5.500	5.363	4.807	357.74	2.26	651	75.9
5.501 - 6.000	$132,248,119	512	7.02	$258,297	5.540	6.000	5.849	5.285	357.83	2.17	648	78.5
6.001 - 6.500	$286,391,168	1,206	15.19	$237,472	6.050	6.500	6.361	5.790	357.82	2.18	626	79.9
6.501 - 7.000	$394,098,051	1,864	20.91	$211,426	6.525	7.000	6.825	6.253	357.71	2.29	616	81.5
7.001 - 7.500	$301,448,710	1,627	15.99	$185,279	7.010	7.500	7.337	6.757	357.62	2.38	602	83.0
7.501 - 8.000	$284,421,577	1,723	15.09	$165,073	7.515	8.000	7.818	7.240	357.48	2.52	597	86.0
8.001 - 8.500	$175,896,840	1,192	9.33	$147,564	8.025	8.500	8.324	7.749	357.34	2.66	592	86.9
8.501 - 9.000	$134,676,635	984	7.14	$136,866	8.505	9.000	8.796	8.226	357.16	2.79	591	88.7
9.001 - 9.500	$64,163,898	555	3.40	$115,611	9.025	9.500	9.302	8.753	357.19	2.81	584	89.1
9.501 - 10.000	$39,239,464	357	2.08	$109,914	9.525	10.000	9.796	9.231	356.94	3.00	578	88.2
10.001 - 10.500	$12,136,955	117	0.64	$103,735	10.050	10.500	10.310	9.681	357.05	2.95	578	86.2
10.501 - 11.000	$7,716,564	91	0.41	$84,797	10.525	11.000	10.788	10.209	357.15	2.85	573	85.9
11.001 - 11.500	$3,693,324	44	0.20	$83,939	11.050	11.500	11.275	10.630	356.16	3.84	564	84.5
11.501 - 12.000	$1,438,884	19	0.08	$75,731	11.525	12.000	11.746	11.237	357.75	2.25	577	88.0
12.001 - 12.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
13.001 - 13.500	$53,989	1	0.00	$53,989	13.500	13.500	13.500	12.991	359.00	1.00	541	75.0
14.001 - 14.500	$45,213	1	0.00	$45,213	14.090	14.090	14.090	13.581	323.00	37.00	507	60.0
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,477,494,460	8,410	78.38	$175,683	4.500	14.090	7.368	6.797	357.58	2.41	608	83.0
PUD	$242,375,962	1,127	12.86	$215,063	5.000	11.150	7.352	6.775	357.51	2.49	613	86.7
CONDO	$108,569,085	623	5.76	$174,268	4.375	12.000	7.246	6.672	357.66	2.34	622	85.8
2-4 UNITS	$43,324,471	208	2.30	$208,291	5.500	10.500	7.198	6.611	357.17	2.83	608	71.0
MANUF	$10,034,540	101	0.53	$99,352	6.125	11.750	7.768	7.116	357.30	2.70	607	77.7
HI CONDO	$3,201,313	16	0.17	$200,082	5.990	9.600	7.633	7.124	357.02	2.98	606	73.9
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$1,035,424,748	5,714	54.93	$181,208	4.375	13.500	7.321	6.761	357.62	2.37	593	78.2
PURCH	$726,982,952	4,050	38.57	$179,502	4.500	12.250	7.415	6.823	357.49	2.51	632	90.6



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM): $1,884,999,832

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
REFI	$122,592,132	721	6.50	$170,031	5.125	14.090	7.323	6.757	357.53	2.47	604	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,853,506,918	10,277	98.33	$180,355	4.375	14.090	7.355	6.781	357.58	2.42	609	83.5
NOO	$22,948,633	163	1.22	$140,789	5.500	13.500	7.680	7.144	356.64	3.36	618	70.7
2ND HM	$8,544,281	45	0.45	$189,873	5.625	12.250	7.090	6.511	357.66	2.34	624	69.5
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
181 - 300	$551,766	13	0.03	$42,444	8.600	11.125	9.515	8.902	279.85	65.05	560	64.1
301 - 360	$1,884,448,065	10,472	99.97	$179,951	4.375	14.090	7.357	6.784	357.59	2.41	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,408,215,455	8,151	74.71	$172,766	4.500	14.090	7.442	6.865	357.58	2.42	602	84.7
STATED	$471,457,551	2,301	25.01	$204,892	4.375	12.375	7.107	6.547	357.55	2.45	630	79.2
SIMPLE	$5,326,825	33	0.28	$161,419	5.650	9.250	7.176	6.641	355.64	3.18	610	71.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$783,720	3	0.04	$261,240	4.500	6.990	5.735	5.226	356.85	3.15	806	90.1
781 - 800	$5,743,629	25	0.30	$229,745	5.625	7.625	6.514	6.005	357.66	2.34	787	86.4
761 - 780	$8,663,877	43	0.46	$201,486	4.375	8.625	6.310	5.728	357.80	2.20	769	86.1
741 - 760	$14,204,687	62	0.75	$229,108	4.750	10.125	6.622	6.070	357.44	2.56	748	83.2
721 - 740	$25,146,428	115	1.33	$218,665	4.750	9.280	6.414	5.819	357.38	2.62	729	84.7
701 - 720	$32,165,800	157	1.71	$204,878	4.500	10.550	6.476	5.869	357.54	2.46	709	84.4



Aggregate (ARM): $1,884,999,832

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
681 - 700	$70,660,327	323	3.75	$218,763	4.875	9.500	6.674	6.124	357.79	2.21	690	84.4
661 - 680	$118,145,696	593	6.27	$199,234	4.750	11.125	6.803	6.198	357.55	2.45	669	86.5
641 - 660	$209,129,691	1,097	11.09	$190,638	4.500	11.500	6.978	6.380	357.55	2.45	650	86.9
621 - 640	$266,837,990	1,385	14.16	$192,663	4.750	11.625	7.173	6.557	357.52	2.48	630	87.3
601 - 620	$286,957,693	1,549	15.22	$185,254	4.875	12.375	7.433	6.871	357.52	2.48	610	86.7
581 - 600	$309,706,798	1,817	16.43	$170,450	5.125	12.250	7.741	7.188	357.52	2.48	590	87.4
561 - 580	$201,220,816	1,145	10.67	$175,739	4.750	11.800	7.510	6.943	357.65	2.35	571	79.5
541 - 560	$161,110,469	995	8.55	$161,920	5.500	13.500	7.627	7.075	357.61	2.37	551	73.4
521 - 540	$102,114,910	685	5.42	$149,073	5.875	12.000	7.850	7.312	357.71	2.22	531	71.7
501 - 520	$64,901,976	439	3.44	$147,840	5.250	14.090	8.129	7.582	357.70	2.30	512	69.2
500 or Less	$6,511,509	43	0.35	$151,430	6.375	11.375	8.185	7.676	356.22	3.78	494	68.0
NOT SCORED	$993,815	9	0.05	$110,424	6.500	11.500	7.494	6.985	355.14	4.86	N/A	61.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,263,194,616	6,671	67.01	$189,356	4.375	12.375	7.231	6.654	357.54	2.46	633	87.6
A-	$199,920,910	1,079	10.61	$185,284	4.750	12.250	7.389	6.788	357.53	2.46	579	80.2
B	$189,726,112	1,173	10.07	$161,744	5.250	13.500	7.497	6.916	357.51	2.45	568	75.0
C	$141,030,360	950	7.48	$148,453	5.500	12.000	7.762	7.247	357.81	2.19	549	71.1
C-	$72,730,889	500	3.86	$145,462	5.250	11.400	8.079	7.546	357.80	2.20	526	68.1
D	$18,396,945	112	0.98	$164,258	6.250	14.090	8.328	7.819	357.55	2.45	540	60.6
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$476,529,072	2,771	25.28	$171,970	4.750	12.375	7.625	7.066	357.80	2.20	597	80.5
6	$3,286,525	27	0.17	$121,723	6.500	10.000	7.971	7.382	355.96	4.04	625	86.5
12	$91,078,755	385	4.83	$236,568	5.000	10.250	7.106	6.500	357.36	2.64	619	79.5
24	$377,006,198	1,982	20.00	$190,215	4.500	11.800	7.242	6.633	356.85	3.13	620	83.1
30	$5,174,794	21	0.27	$246,419	6.250	8.625	7.177	6.668	357.74	2.26	648	84.6
36	$924,971,940	5,251	49.07	$176,152	4.375	14.090	7.290	6.726	357.78	2.22	610	85.2
60	$6,952,548	48	0.37	$144,845	5.250	9.900	7.525	7.002	355.41	4.59	608	86.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	4	$1,452,273	17	0.08	$85,428	6.250	14.090	8.371	7.862	332.12	27.88	580	76.4
7 - 12	10	$1,046,008	7	0.06	$149,430	7.800	9.375	8.546	8.037	346.30	13.70	625	93.0
13 - 18	16	$47,851,951	306	2.54	$156,379	5.250	11.800	7.846	6.885	351.90	7.93	611	83.3
19 - 24	21	$398,534,795	2,207	21.14	$180,578	4.500	11.750	7.347	6.767	357.27	2.73	619	82.4
25 - 31	30	$40,027,989	256	2.12	$156,359	5.400	11.350	7.915	7.025	353.90	6.10	607	85.5
32 - 37	34	$1,394,986,944	7,687	74.00	$181,474	4.375	13.500	7.327	6.778	357.99	2.01	606	83.5
50 - 55	51	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	31	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1.001 - 2.000	$279,143	2	0.01	$139,571	6.750	7.750	7.079	6.570	358.34	1.66	564	71.9
2.001 - 3.000	$736,625	3	0.04	$245,542	4.875	7.125	5.861	5.352	355.56	4.44	617	82.6
3.001 - 4.000	$12,278,207	52	0.65	$236,119	4.500	8.625	5.274	4.717	357.66	2.34	664	76.5
4.001 - 5.000	$145,647,024	581	7.73	$250,683	4.500	9.990	5.882	5.330	357.73	2.27	643	76.9
5.001 - 6.000	$467,388,719	2,192	24.80	$213,225	4.375	12.250	6.684	6.092	357.58	2.42	628	80.1
6.001 - 7.000	$615,576,453	3,391	32.66	$181,532	5.125	12.375	7.396	6.814	357.52	2.47	606	84.0
7.001 - 8.000	$457,082,708	2,823	24.25	$161,914	5.475	14.090	8.003	7.464	357.72	2.28	592	86.7
8.001 - 9.000	$144,383,326	1,060	7.66	$136,211	5.625	12.000	8.474	7.861	357.19	2.81	588	87.1
9.001 - 10.000	$34,204,752	306	1.81	$111,780	5.750	11.400	9.108	8.571	357.19	2.81	576	84.2
10.001 - 11.000	$6,266,926	61	0.33	$102,736	6.500	11.390	9.467	8.915	357.23	2.77	568	81.5
11.001 - 12.000	$1,103,623	13	0.06	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.00	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
6.627	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
9.001 - 10.000	$808,571	3	0.04	$269,524	4.500	4.875	4.644	4.135	355.37	4.63	702	84.7
10.001 - 10.500	$2,076,045	9	0.11	$230,672	4.500	5.500	5.307	4.798	357.58	2.42	699	78.3
10.501 - 11.000	$7,007,275	29	0.37	$241,630	4.750	6.000	5.672	5.163	357.40	2.60	693	79.7
11.001 - 11.500	$7,771,177	35	0.41	$222,034	4.375	6.500	5.822	5.227	357.02	2.98	683	79.0
11.501 - 12.000	$30,228,782	130	1.60	$232,529	4.750	7.000	5.838	5.274	357.43	2.57	654	77.5
12.001 - 12.500	$70,250,603	296	3.73	$237,333	5.050	7.500	5.933	5.348	357.30	2.70	640	76.9
12.501 - 13.000	$155,494,266	656	8.25	$237,034	5.540	8.000	6.173	5.579	357.42	2.58	639	79.0
13.001 - 13.500	$286,574,772	1,250	15.20	$229,260	6.050	8.500	6.506	5.922	357.69	2.31	622	80.4
13.501 - 14.000	$389,142,118	1,887	20.64	$206,223	6.500	9.000	6.932	6.352	357.64	2.36	613	82.1
14.001 - 14.500	$287,765,058	1,588	15.27	$181,212	6.875	9.500	7.425	6.845	357.63	2.37	600	83.6
14.501 - 15.000	$260,816,313	1,615	13.84	$161,496	6.625	9.000	7.907	7.348	357.62	2.36	595	86.4


Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
15.001 - 15.500	$156,956,730	1,083	8.33	$144,928	8.025	10.425	8.382	7.835	357.59	2.41	591	87.1
15.501 - 16.000	$120,180,943	880	6.38	$136,569	8.505	10.000	8.876	8.315	357.41	2.57	590	89.1
16.001 - 16.500	$57,439,474	494	3.05	$116,274	8.300	10.500	9.344	8.785	357.31	2.69	582	89.0
16.501 - 17.000	$30,712,374	288	1.63	$106,640	9.525	11.000	9.828	9.285	357.40	2.60	576	87.7
17.000 - 17.500	$10,000,890	99	0.53	$101,019	10.050	11.450	10.361	9.800	357.72	2.28	582	87.0
17.501 - 18.000	$6,843,613	78	0.36	$87,739	10.525	11.800	10.809	10.245	357.25	2.75	574	86.1
18.001 - 18.500	$3,184,732	39	0.17	$81,660	11.070	11.500	11.287	10.692	356.61	3.39	561	83.3
18.501 - 19.000	$1,389,562	19	0.07	$73,135	9.000	12.000	11.690	11.181	356.69	3.31	575	88.2
19.001 - 19.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
20.001+	$99,202	2	0.01	$49,601	13.500	14.090	13.769	13.260	342.59	17.41	526	68.2
14.194	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
12/03	$246,131	2	0.01	$123,065	7.990	9.750	8.390	7.881	338.65	21.35	564	90.7
01/04	$183,196	5	0.01	$36,639	9.000	11.125	10.228	9.719	284.00	76.00	553	62.1
02/04	$207,619	4	0.01	$51,905	8.625	9.250	9.036	8.527	285.00	75.00	603	62.7
03/04	$214,341	4	0.01	$53,585	8.500	14.090	10.529	10.020	336.03	23.97	568	64.0
04/04	$600,986	2	0.03	$300,493	6.250	7.000	6.799	6.290	359.00	1.00	592	84.0
07/04	$222,734	1	0.01	$222,734	8.750	8.750	8.750	8.241	344.00	16.00	600	100.0
08/04	$259,927	2	0.01	$129,963	8.500	9.375	8.727	8.218	345.00	15.00	607	88.3
10/04	$107,884	1	0.01	$107,884	7.800	7.800	7.800	7.291	347.00	13.00	668	100.0
11/04	$455,463	3	0.02	$151,821	8.000	9.250	8.519	8.010	348.00	12.00	637	90.5
12/04	$219,280	1	0.01	$219,280	7.250	7.250	7.250	6.741	349.00	11.00	526	75.0
01/05	$3,784,741	25	0.20	$151,390	6.550	9.500	7.953	7.427	350.00	10.00	607	85.5
02/05	$14,654,598	95	0.78	$154,259	6.050	11.800	7.798	6.704	350.57	9.00	606	80.0
03/05	$14,305,382	101	0.76	$141,637	5.250	11.450	7.758	6.569	351.74	8.11	617	82.3
04/05	$2,133,761	12	0.11	$177,813	6.550	9.990	8.119	7.384	353.19	6.81	627	88.2
05/05	$13,505,147	80	0.72	$168,814	6.050	10.525	7.941	7.227	354.06	5.94	609	86.1
06/05	$34,950,480	209	1.85	$167,227	5.300	11.070	7.710	6.896	355.07	4.93	615	83.8
07/05	$70,304,196	378	3.73	$185,990	4.750	11.400	7.402	6.673	356.06	3.94	617	82.8
08/05	$108,051,138	605	5.73	$178,597	4.500	11.100	7.287	6.761	357.07	2.93	624	82.4
09/05	$126,535,246	694	6.71	$182,327	4.875	11.250	7.217	6.708	358.04	1.96	621	81.5
10/05	$57,182,725	309	3.03	$185,057	4.750	11.750	7.443	6.930	358.93	1.07	614	83.1
11/05	$760,050	4	0.04	$190,013	7.375	10.250	7.995	7.293	348.00	12.00	563	70.2
12/05	$324,918	2	0.02	$162,459	8.500	8.680	8.583	8.074	349.00	11.00	596	90.8
01/06	$579,539	5	0.03	$115,908	5.850	10.100	7.296	6.787	350.00	10.00	627	80.0



Aggregate (ARM): $1,884,999,832

Detailed Report

	Next Interest Adjustment Date											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
02/06	$3,495,974	26	0.19	$134,461	6.000	10.550	7.774	6.625	351.00	9.00	612	79.2
03/06	$7,029,668	52	0.37	$135,186	6.750	11.150	8.342	7.146	352.01	7.99	603	79.7
04/06	$1,163,760	5	0.06	$232,752	6.950	9.750	7.451	6.381	353.31	6.69	621	80.4
05/06	$3,421,754	25	0.18	$136,870	6.300	9.990	8.110	7.398	354.37	5.63	591	86.0
06/06	$25,328,140	153	1.34	$165,543	5.400	11.350	7.874	7.089	355.05	4.95	606	87.7
07/06	$143,245,699	753	7.60	$190,233	5.000	11.750	7.577	6.798	356.04	3.96	603	86.4
08/06	$259,465,405	1,347	13.76	$192,625	4.500	11.750	7.366	6.793	357.02	2.98	607	84.5
09/06	$473,672,067	2,599	25.13	$182,252	4.375	12.000	7.259	6.750	358.02	1.98	608	83.1
10/06	$516,395,571	2,970	27.39	$173,871	4.750	13.500	7.296	6.787	359.00	1.00	605	82.7
11/06	$892,438	6	0.05	$148,740	5.375	9.625	6.858	6.349	360.00	0.00	641	86.0
01/08	$545,569	3	0.03	$181,856	4.875	6.350	5.604	5.095	350.00	10.00	671	84.6
03/08	$554,301	2	0.03	$277,151	7.050	7.050	7.050	6.541	352.00	8.00	630	72.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 3 (ARM): $1,370,345,139

Detailed Report

Summary of Loans in Statistic Calculation Pool

Range

(As of Calculation Date)

Total Number of Loans	8,892			
Total Outstanding Loan Balance	$1,370,345,139			
Average Loan Balance	$154,110	$21,887	to	$524,713
WA Mortgage Rate	7.471%	4.375%	to	14.090%
Net WAC	6.912%	3.501%	to	13.581%
ARM Characteristics				
WA Gross Margin	6.684%	1.750%	to	9.000%
WA Months to First Roll	31	1	to	52
WA First Periodic Cap	1.849%	1.000%	to	6.000%
WA Subsequent Periodic Cap	1.405%	1.000%	to	6.000%
WA Lifetime Cap	14.300%	9.625%	to	21.090%
WA Lifetime Floor	7.473%	2.525%	to	14.090%
WA Original Term (months)	360	240	to	360
WA Remaining Term (months)	358	231	to	360
WA LTV	83.32%	7.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	606			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	73.65%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 29.30%	SFR: 78.66%	FULL DOC: 76.55%	RFCO: 54.72%	OOC: 98.15%	A: 65.16%	0: 26.35%
FL: 7.21%	PUD: 11.32%	STATED: 23.14%	PURCH: 38.69%	NOO: 1.44%	A-: 9.93%	6: 0.17%
MA: 4.69%	CONDO: 6.32%	SIMPLE: 0.31%	REFI: 6.59%	2ND: 0.41%	B: 10.80%	12: 4.00%
TX: 4.25%	2-4 UNIT: 2.82%				C: 8.67%	24: 19.46%
MI: 4.10%	MANUF: 0.70%				C-: 4.31%	30: 0.24%
					D: 1.13%	36: 49.76%
						60: 0.01%

Group 3 (ARM): $1,370,345,139
Detailed Report

Description											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$838,320	12	0.06	$69,860	6.250	14.090	8.773	8.264	321.22	38.78	571	75.0
2/18 LIBOR	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
2/23 LIBOR	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
2/28 LIBOR	$322,443,543	2,074	23.53	$155,469	4.500	11.800	7.442	6.840	356.63	3.37	617	82.4
3/27 LIBOR	$1,045,876,516	6,799	76.32	$153,828	4.375	13.500	7.479	6.934	357.97	2.03	603	83.6
5/25 LIBOR	$1,099,871	5	0.08	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Description											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 240	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
ARM 300	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
ARM 360	$1,370,258,249	8,890	99.99	$154,135	4.375	14.090	7.471	6.912	357.63	2.37	606	83.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$96,675	4	0.01	$24,169	8.300	10.250	8.935	8.426	355.94	4.06	578	27.1
$25000.01 - $50000	$6,220,542	139	0.45	$44,752	5.350	14.090	8.998	8.411	354.26	5.40	586	72.7
$50000.01 - $75000	$50,696,733	781	3.70	$64,913	5.250	13.500	8.408	7.839	357.34	2.54	594	80.5
$75000.01 - $100000	115,893,869	1,309	8.46	$88,536	5.000	12.250	8.093	7.513	357.53	2.47	599	83.3
$100000.01 - $ 150000	319,442,370	2,549	23.31	$125,321	4.500	12.000	7.758	7.204	357.58	2.42	601	83.5
$150000.01 - $ 200000	346,599,832	1,992	25.29	$173,996	4.375	11.625	7.363	6.800	357.60	2.40	606	83.2
$200000.01 - $ 250000	262,259,928	1,172	19.14	$223,771	4.500	11.375	7.218	6.665	357.74	2.26	610	83.6
$250000.01 - $ 300000	199,345,097	729	14.55	$273,450	4.625	11.375	7.065	6.514	357.72	2.28	617	84.0
$300000.01 - $ 350000	$60,652,556	194	4.43	$312,642	5.000	9.650	6.988	6.419	357.77	2.23	612	83.9
$350000.01 - $ 400000	$6,458,120	17	0.47	$379,889	5.625	7.250	6.437	5.928	357.90	2.10	627	81.2
$400000.01 - $ 450000	$1,220,282	3	0.09	$406,761	6.625	8.125	7.286	6.777	358.67	1.33	619	72.9
$450000.01 - $ 500000	$934,421	2	0.07	$467,211	5.750	6.500	6.125	5.616	358.00	2.00	727	80.0
$500000.01 - $ 550000	$524,713	1	0.04	$524,713	9.000	9.000	9.000	8.491	359.00	1.00	542	50.0
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3



Group 3 (ARM): $1,370,345,139

Detailed Report

				State							
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$9,627,938	78	0.70	$123,435	5.875	10.125	8.172	7.562	357.68	2.32	596	91.9
AK	$822,567	5	0.06	$164,513	6.890	9.500	7.744	7.235	356.89	3.11	574	88.0
AZ	$29,361,316	223	2.14	$131,665	4.875	11.625	7.567	7.026	357.53	2.47	616	86.7
AR	$5,462,771	51	0.40	$107,113	6.500	10.875	7.830	7.156	357.67	2.33	609	89.9
CA	$401,526,516	2,012	29.30	$199,566	4.375	11.625	6.983	6.439	357.69	2.31	613	80.1
CO	$36,951,412	218	2.70	$169,502	5.500	10.750	7.296	6.756	357.79	2.21	617	89.4
CT	$23,220,882	148	1.69	$156,898	6.125	11.750	7.720	7.167	357.99	2.01	582	79.4
DE	$1,986,297	14	0.14	$141,878	6.375	11.000	8.374	7.865	357.75	2.25	598	83.2
DC	$1,158,318	7	0.08	$165,474	6.125	9.125	7.303	6.794	357.42	2.58	598	68.3
FL	$98,765,901	714	7.21	$138,328	4.750	12.250	7.695	7.090	357.53	2.47	610	88.0
GA	$49,541,987	364	3.62	$136,104	5.500	11.625	8.085	7.508	357.88	2.12	598	86.5
HI	$12,014,238	46	0.88	$261,179	5.375	8.875	6.692	6.105	357.64	2.36	617	84.1
ID	$8,185,112	63	0.60	$129,922	5.000	11.000	7.214	6.676	358.06	1.94	625	85.7
IL	$38,099,041	260	2.78	$146,535	5.300	10.500	7.746	7.168	357.40	2.60	601	82.7
IN	$9,839,052	99	0.72	$99,384	6.000	12.000	8.103	7.533	357.09	2.91	615	90.5
IA	$3,237,847	39	0.24	$83,022	6.350	11.750	8.483	7.923	357.22	2.78	615	88.2
KS	$7,009,549	65	0.51	$107,839	6.375	10.875	7.991	7.410	357.30	2.70	622	88.5
KY	$5,430,748	49	0.40	$110,832	5.700	10.750	7.885	7.349	357.21	2.79	615	91.4
LA	$12,529,353	110	0.91	$113,903	6.240	11.750	8.043	7.498	357.73	2.27	599	88.2
ME	$1,998,505	17	0.15	$117,559	5.875	9.750	7.775	7.266	358.15	1.85	594	84.5
MD	$24,313,986	134	1.77	$181,448	5.750	10.500	7.810	7.247	357.46	2.54	596	80.6
MA	$64,291,616	336	4.69	$191,344	5.000	12.000	7.144	6.598	357.80	2.20	588	73.8
MI	$56,148,254	448	4.10	$125,331	5.475	13.500	7.817	7.262	357.78	2.22	601	84.3
MN	$26,687,147	178	1.95	$149,928	5.650	11.375	7.619	7.032	357.39	2.61	607	84.1
MS	$5,296,098	56	0.39	$94,573	6.500	11.625	8.360	7.805	357.68	2.32	603	90.8
MO	$33,532,788	296	2.45	$113,286	6.000	11.550	8.199	7.654	357.87	2.13	603	87.7
MT	$1,143,483	10	0.08	$114,348	5.050	9.250	7.589	7.080	358.01	1.99	612	85.5
NE	$3,186,664	29	0.23	$109,885	6.750	10.375	8.243	7.734	358.09	1.91	600	91.5
NV	$24,260,220	151	1.77	$160,664	5.240	11.800	7.402	6.856	357.48	2.52	629	87.2
NH	$14,016,768	86	1.02	$162,986	5.250	9.375	7.204	6.644	358.01	1.99	597	83.3
NJ	$43,382,582	258	3.17	$168,150	5.800	10.500	7.546	7.000	357.63	2.37	580	75.7
NM	$2,378,306	20	0.17	$118,915	5.875	9.700	8.071	7.562	357.25	2.75	606	85.3
NY	$36,965,270	187	2.70	$197,675	5.250	12.375	7.358	6.822	357.94	2.06	585	74.9
NC	$18,326,008	145	1.34	$126,386	6.125	11.750	8.124	7.533	357.07	2.93	606	87.9
ND	$97,444	2	0.01	$48,722	8.875	9.175	9.003	8.494	357.57	2.43	566	75.3
OH	$20,601,334	186	1.50	$110,760	5.875	14.090	7.933	7.335	357.18	2.72	604	88.1
OK	$5,035,909	47	0.37	$107,147	5.350	12.250	8.059	7.550	357.95	2.05	616	91.8
OR	$17,867,867	119	1.30	$150,150	5.300	10.600	7.214	6.689	357.39	2.61	624	85.4
PA	$17,586,039	146	1.28	$120,452	5.875	12.000	7.765	7.247	357.11	2.54	584	80.1
RI	$6,523,832	44	0.48	$148,269	6.500	11.125	8.190	7.681	357.77	2.23	587	77.6
SC	$3,534,567	32	0.26	$110,455	5.500	9.875	7.812	7.184	356.88	3.12	602	87.1
SD	$788,736	7	0.06	$112,677	5.625	8.750	6.875	6.366	358.58	1.42	593	75.7

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 3 (ARM): $1,370,345,139

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
TN	$26,646,862	227	1.94	$117,387	5.990	11.100	7.888	7.338	357.59	2.41	612	91.9
TX	$58,178,361	498	4.25	$116,824	5.250	11.375	8.019	7.435	357.44	2.56	606	89.5
UT	$14,737,416	109	1.08	$135,206	5.625	9.500	7.337	6.806	357.64	2.36	619	88.0
VT	$635,255	3	0.05	$211,752	6.750	7.875	7.277	6.768	358.45	1.55	613	82.7
VA	$26,167,912	156	1.91	$167,743	5.500	11.000	7.508	6.961	357.40	2.60	599	83.3
WA	$44,517,930	262	3.25	$169,916	4.500	11.750	7.217	6.605	357.22	2.78	620	87.6
WV	$3,200,751	30	0.23	$106,692	6.250	11.500	8.039	7.417	357.92	2.08	600	84.7
WI	$12,242,079	98	0.89	$124,919	5.740	10.875	8.126	7.551	357.34	2.66	601	86.0
WY	$1,284,304	10	0.09	$128,430	5.000	9.875	7.255	6.746	357.83	2.17	601	79.6
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Loan-to-Value Ratios												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$24,048,996	195	1.75	$123,328	4.750	11.000	7.266	6.757	357.74	2.26	577	40.5
50.01-55.00	$14,227,936	104	1.04	$136,807	5.125	11.375	7.099	6.590	357.80	2.20	563	52.8
55.01-60.00	$42,477,493	284	3.10	$149,569	5.250	14.090	7.139	6.630	357.27	2.73	579	57.9
60.01-65.00	$79,101,072	518	5.77	$152,705	4.500	12.000	7.370	6.861	357.33	2.67	570	63.4
65.01-70.00	$83,525,846	572	6.10	$146,024	4.375	12.250	7.354	6.813	357.92	2.08	568	68.6
70.01-75.00	$114,981,084	743	8.39	$154,752	4.875	13.500	7.371	6.829	357.85	2.15	572	74.0
75.01-80.00	$308,727,774	1,981	22.53	$155,844	4.500	12.250	7.003	6.446	357.59	2.38	621	79.5
80.01-85.00	$109,765,892	694	8.01	$158,164	4.750	11.625	7.298	6.728	357.83	2.17	602	84.2
85.01-90.00	$185,127,789	1,139	13.51	$162,535	5.125	11.450	7.480	6.911	357.82	2.18	617	89.5
90.01-95.00	$75,641,344	458	5.52	$165,156	5.500	12.000	7.797	7.221	357.88	2.12	620	94.5
95.01-100.00	$332,719,913	2,204	24.28	$150,962	4.875	12.375	8.043	7.461	357.35	2.65	622	99.8
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Current Gross Coupon												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$495,596	3	0.04	$165,199	4.375	4.500	4.462	3.953	357.76	2.24	702	69.2
4.501 - 5.000	$5,058,954	25	0.37	$202,358	4.625	5.000	4.896	4.387	357.79	2.21	672	72.9
5.001 - 5.500	$21,217,037	107	1.55	$198,290	5.050	5.500	5.357	4.848	357.96	2.04	658	76.4
5.501 - 6.000	$76,071,018	375	5.55	$202,856	5.540	6.000	5.852	5.327	357.98	2.02	647	77.4
6.001 - 6.500	$172,927,858	924	12.62	$187,151	6.050	6.500	6.356	5.820	357.99	2.01	626	79.3
6.501 - 7.000	$272,303,765	1,553	19.87	$175,340	6.525	7.000	6.824	6.269	357.83	2.17	615	80.6
7.001 - 7.500	$224,442,526	1,417	16.38	$158,393	7.010	7.500	7.340	6.775	357.73	2.27	599	82.4
7.501 - 8.000	$235,537,841	1,577	17.19	$149,358	7.515	8.000	7.819	7.245	357.49	2.51	596	85.6
8.001 - 8.500	$151,628,225	1,113	11.06	$136,234	8.025	8.500	8.326	7.759	357.35	2.65	592	87.1



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 3 (ARM): $1,370,345,139

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.501 - 9.000	$113,777,032	894	8.30	$127,267	8.505	9.000	8.798	8.229	357.14	2.80	590	88.8
9.001 - 9.500	$51,736,243	461	3.78	$112,226	9.025	9.500	9.302	8.749	357.18	2.82	586	89.7
9.501 - 10.000	$26,794,089	248	1.96	$108,041	9.550	10.000	9.798	9.213	356.88	3.05	583	89.5
10.001 - 10.500	$8,037,353	76	0.59	$105,755	10.050	10.500	10.321	9.642	356.96	3.04	576	87.2
10.501 - 11.000	$5,488,498	59	0.40	$93,025	10.550	11.000	10.796	10.230	357.13	2.87	579	87.5
11.001 - 11.500	$3,083,222	35	0.22	$88,092	11.050	11.500	11.295	10.650	355.97	4.03	565	85.3
11.501 - 12.000	$1,389,348	18	0.10	$77,186	11.550	12.000	11.754	11.245	357.81	2.19	576	88.3
12.001 - 12.500	$257,331	5	0.02	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
13.001 - 13.500	$53,989	1	0.00	$53,989	13.500	13.500	13.500	12.991	359.00	1.00	541	75.0
14.001 - 14.500	$45,213	1	0.00	$45,213	14.090	14.090	14.090	13.581	323.00	37.00	507	60.0
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,077,955,820	7,136	78.66	$151,059	4.500	14.090	7.483	6.928	357.63	2.36	604	83.0
PUD	$155,161,609	894	11.32	$173,559	5.250	11.150	7.505	6.937	357.62	2.38	613	87.9
CONDO	$86,624,355	557	6.32	$155,519	4.375	12.000	7.333	6.756	357.69	2.31	621	85.2
2-4 UNITS	$38,657,666	194	2.82	$199,266	5.500	10.500	7.210	6.650	357.25	2.75	603	70.3
MANUF	$9,591,803	98	0.70	$97,876	6.125	11.750	7.734	7.075	357.33	2.67	609	77.5
HI CONDO	$2,353,885	13	0.17	$181,068	5.990	9.600	7.830	7.321	357.52	2.48	605	76.7
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$749,895,777	4,803	54.72	$156,131	4.375	13.500	7.408	6.865	357.68	2.31	590	77.7
PURCH	$530,149,837	3,481	38.69	$152,298	4.500	12.250	7.570	6.992	357.54	2.46	630	91.3
REFI	$90,299,525	608	6.59	$148,519	5.125	14.090	7.409	6.834	357.55	2.45	603	83.1
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,344,982,801	8,706	98.15	$154,489	4.375	14.090	7.468	6.909	357.64	2.36	606	83.6
NOO	$19,800,384	149	1.44	$132,888	5.500	13.500	7.727	7.187	356.51	3.49	614	70.0



Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 3 (ARM): $1,370,345,139

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2ND HM	$5,561,954	37	0.41	$150,323	5.750	12.250	7.268	6.651	357.45	2.55	614	73.8
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
181 - 300	$478,461	10	0.03	$47,846	8.600	11.125	9.499	8.871	279.11	63.47	549	65.0
301 - 360	$1,369,866,678	8,882	99.97	$154,230	4.375	14.090	7.470	6.911	357.65	2.35	606	83.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,048,994,115	6,990	76.55	$150,071	4.500	14.090	7.562	6.998	357.63	2.37	599	84.9
STATED	$317,045,076	1,872	23.14	$169,362	4.375	12.375	7.173	6.628	357.61	2.39	630	78.4
SIMPLE	$4,305,948	30	0.31	$143,532	5.650	9.250	7.210	6.668	355.09	3.46	609	71.1
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$116,523	1	0.01	$116,523	6.990	6.990	6.990	6.481	356.00	4.00	802	90.0
781 - 800	$3,915,574	21	0.29	$186,456	5.625	7.625	6.460	5.951	357.86	2.14	788	80.1
761 - 780	$5,865,161	35	0.43	$167,576	4.375	8.625	6.444	5.935	357.70	2.30	768	84.1
741 - 760	$8,430,870	47	0.62	$179,380	4.750	8.780	6.480	5.971	357.70	2.30	750	82.1
721 - 740	$16,394,835	93	1.20	$176,289	4.875	9.280	6.484	5.884	357.17	2.83	729	83.8
701 - 720	$21,379,347	129	1.56	$165,731	4.500	10.550	6.527	5.961	357.78	2.22	709	84.5
681 - 700	$42,725,476	252	3.12	$169,546	4.875	9.500	6.736	6.214	357.98	2.02	689	85.1
661 - 680	$84,294,372	507	6.15	$166,261	4.750	11.125	6.891	6.292	357.62	2.38	670	86.7
641 - 660	$149,254,437	934	10.89	$159,801	4.500	11.500	7.090	6.503	357.57	2.43	650	87.3
621 - 640	$187,351,584	1,167	13.67	$160,541	4.900	11.625	7.330	6.720	357.57	2.43	630	88.2
601 - 620	$203,190,353	1,308	14.83	$155,344	4.875	12.375	7.580	7.038	357.61	2.39	610	87.8
581 - 600	$231,935,591	1,564	16.93	$148,296	5.240	12.250	7.852	7.310	357.55	2.45	590	87.8
561 - 580	$146,448,756	969	10.69	$151,134	4.750	11.800	7.615	7.068	357.66	2.34	571	79.2
541 - 560	$127,629,514	857	9.31	$148,926	5.500	13.500	7.664	7.115	357.71	2.27	551	72.9
521 - 540	$82,206,434	585	6.00	$140,524	6.000	12.000	7.806	7.270	357.76	2.17	531	70.9
501 - 520	$52,270,598	374	3.81	$139,761	6.250	14.090	8.047	7.538	357.72	2.28	512	69.1

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

3-6

Group 3 (ARM): $1,370,345,139

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
500 or Less	$6,003,315	41	0.44	$146,422	6.375	11.375	8.203	7.694	356.33	3.67	494	67.8
NOT SCORED	$932,399	8	0.07	$116,550	6.500	11.500	7.335	6.826	355.01	4.99	N/A	60.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$892,913,438	5,632	65.16	$158,543	4.375	12.375	7.369	6.801	357.58	2.42	631	88.3
A-	$136,102,087	896	9.93	$151,900	4.750	12.250	7.522	6.964	357.56	2.42	578	80.3
B	$148,044,953	1,009	10.80	$146,724	5.250	13.500	7.538	6.973	357.60	2.36	568	74.4
C	$118,745,928	830	8.67	$143,067	5.500	12.000	7.729	7.213	357.86	2.14	548	70.7
C-	$59,017,729	419	4.31	$140,854	6.000	11.375	7.936	7.427	357.88	2.12	527	68.1
D	$15,521,004	106	1.13	$146,425	6.250	14.090	8.495	7.986	357.70	2.30	540	60.7
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$361,132,074	2,427	26.35	$148,798	4.875	12.375	7.724	7.184	357.86	2.14	593	80.3
6	$2,326,940	22	0.17	$105,770	6.500	10.000	7.906	7.284	355.65	4.35	631	87.2
12	$54,858,074	290	4.00	$189,166	5.000	10.230	7.223	6.659	357.38	2.62	613	79.8
24	$266,666,859	1,636	19.46	$162,999	4.500	11.800	7.333	6.741	356.80	3.17	618	82.9
30	$3,355,377	16	0.24	$209,711	6.250	8.625	7.100	6.591	357.49	2.51	657	83.0
36	$681,852,553	4,499	49.76	$151,556	4.375	14.090	7.410	6.854	357.85	2.15	608	85.4
60	$153,262	2	0.01	$76,631	8.750	9.250	9.159	8.650	285.00	75.00	572	65.9
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	3	$939,328	13	0.07	$72,256	6.250	14.090	8.916	8.407	323.24	36.76	575	76.1
7 - 12	10	$1,046,008	7	0.08	$149,430	7.800	9.375	8.546	8.037	346.30	13.70	625	93.0
13 - 18	16	$42,663,000	288	3.11	$148,135	5.250	11.800	7.846	6.862	351.67	8.14	610	83.5
19 - 24	21	$279,497,420	1,787	20.40	$156,406	4.500	11.750	7.381	6.834	357.38	2.62	618	82.3
25 - 31	30	$33,119,468	226	2.42	$146,546	5.400	11.150	7.963	7.081	353.73	6.27	604	85.3
32 - 37	34	$1,011,980,044	6,566	73.85	$154,124	4.375	13.500	7.462	6.928	358.12	1.88	603	83.5



Group 3 (ARM): $1,370,345,139

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
50 - 55	51	$1,099,871	5	0.08	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	31	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1.001 - 2.000	$279,143	2	0.02	$139,571	6.750	7.750	7.079	6.570	358.34	1.66	564	71.9
2.001 - 3.000	$362,375	2	0.03	$181,187	4.875	7.125	5.727	5.218	353.03	6.97	608	90.4
3.001 - 4.000	$8,077,769	40	0.59	$201,944	4.500	8.625	5.405	4.896	357.93	2.07	660	74.6
4.001 - 5.000	$85,419,083	435	6.23	$196,366	4.750	9.990	5.923	5.406	357.99	2.01	640	76.3
5.001 - 6.000	$304,576,574	1,789	22.23	$170,250	4.375	12.250	6.738	6.166	357.66	2.34	628	79.4
6.001 - 7.000	$466,451,575	3,003	34.04	$155,329	5.125	12.375	7.482	6.917	357.55	2.43	604	83.8
7.001 - 8.000	$376,417,143	2,607	27.47	$144,387	5.475	14.090	8.093	7.559	357.75	2.25	590	86.5
8.001 - 9.000	$128,761,478	1,014	9.40	$126,984	5.700	12.000	8.504	7.896	357.17	2.83	586	86.9
6.684	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
9.001 - 10.000	$480,435	2	0.04	$240,218	4.625	4.875	4.742	4.233	354.25	5.75	632	88.0
10.001 - 10.500	$1,736,791	8	0.13	$217,099	4.500	5.500	5.269	4.760	357.49	2.51	710	78.7
10.501 - 11.000	$4,506,324	23	0.33	$195,927	4.875	6.000	5.677	5.168	357.43	2.57	694	79.1
11.001 - 11.500	$4,645,584	27	0.34	$172,059	4.375	6.500	5.807	5.298	357.27	2.73	686	78.9
11.501 - 12.000	$20,260,898	104	1.48	$194,816	4.750	7.000	5.904	5.371	357.40	2.60	654	77.3
12.001 - 12.500	$44,084,899	229	3.22	$192,510	5.050	7.500	6.009	5.448	357.32	2.68	643	76.7
12.501 - 13.000	$98,861,542	513	7.21	$192,713	5.540	8.000	6.269	5.699	357.37	2.63	637	78.5
13.001 - 13.500	$178,401,858	975	13.02	$182,976	6.050	8.500	6.544	5.986	357.79	2.21	620	79.9
13.501 - 14.000	$267,955,245	1,565	19.55	$171,217	6.500	8.875	6.950	6.382	357.72	2.28	611	81.2
14.001 - 14.500	$215,088,749	1,389	15.70	$154,852	6.875	9.500	7.446	6.883	357.72	2.28	597	83.2
14.501 - 15.000	$216,116,259	1,485	15.77	$145,533	6.625	9.000	7.908	7.351	357.64	2.33	593	85.8
15.001 - 15.500	$132,166,478	987	9.64	$133,907	8.025	9.500	8.366	7.824	357.65	2.35	591	87.2
15.501 - 16.000	$99,371,911	769	7.25	$129,222	8.505	10.000	8.847	8.291	357.42	2.56	591	89.3
16.001 - 16.500	$47,546,231	421	3.47	$112,936	8.300	10.450	9.324	8.761	357.31	2.69	585	89.8
16.501 - 17.000	$22,321,434	215	1.63	$103,821	9.550	11.000	9.817	9.265	357.54	2.46	581	89.2
17.000 - 17.500	$7,223,772	69	0.53	$104,692	10.050	11.450	10.391	9.822	357.86	2.14	577	87.6
17.501 - 18.000	$5,247,795	55	0.38	$95,414	10.600	11.800	10.811	10.256	357.33	2.67	578	87.8
18.001 - 18.500	$2,632,373	31	0.19	$84,915	11.125	11.500	11.315	10.733	356.52	3.48	563	84.0
18.501 - 19.000	$1,340,026	18	0.10	$74,446	9.000	12.000	11.696	11.187	356.72	3.28	575	88.5
19.001 - 19.500	$257,331	5	0.02	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9



Group 3 (ARM): $1,370,345,139
Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				Range of Maximum Rates								
20.001+	$99,202	2	0.01	$49,601	13.500	14.090	13.769	13.260	342.59	17.41	526	68.2
14.300	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				Next Interest Adjustment Date								
12/03	$246,131	2	0.02	$123,065	7.990	9.750	8.390	7.881	338.65	21.35	564	90.7
01/04	$142,374	4	0.01	$35,593	9.000	11.125	10.329	9.820	284.00	76.00	536	59.8
02/04	$193,316	3	0.01	$64,439	8.625	9.250	9.048	8.539	285.00	75.00	591	63.9
03/04	$196,161	3	0.01	$65,387	8.500	14.090	10.612	10.103	340.66	19.34	569	66.0
04/04	$161,347	1	0.01	$161,347	6.250	6.250	6.250	5.741	359.00	1.00	615	95.0
07/04	$222,734	1	0.02	$222,734	8.750	8.750	8.750	8.241	344.00	16.00	600	100.0
08/04	$259,927	2	0.02	$129,963	8.500	9.375	8.727	8.218	345.00	15.00	607	88.3
10/04	$107,884	1	0.01	$107,884	7.800	7.800	7.800	7.291	347.00	13.00	668	100.0
11/04	$455,463	3	0.03	$151,821	8.000	9.250	8.519	8.010	348.00	12.00	637	90.5
12/04	$219,280	1	0.02	$219,280	7.250	7.250	7.250	6.741	349.00	11.00	526	75.0
01/05	$3,784,741	25	0.28	$151,390	6.550	9.500	7.953	7.427	350.00	10.00	607	85.5
02/05	$14,602,274	94	1.07	$155,343	6.050	11.800	7.787	6.691	350.57	9.00	607	80.0
03/05	$14,305,382	101	1.04	$141,637	5.250	11.450	7.758	6.569	351.74	8.11	617	82.3
04/05	$1,274,174	9	0.09	$141,575	6.550	9.625	8.266	7.380	353.31	6.69	619	89.3
05/05	$9,152,262	65	0.67	$140,804	6.050	10.125	7.997	7.331	354.07	5.93	607	88.6
06/05	$22,825,255	154	1.67	$148,216	5.300	11.000	7.773	7.057	355.09	4.91	614	84.2
07/05	$38,319,710	266	2.80	$144,059	4.875	10.800	7.630	7.002	356.08	3.92	612	83.3
08/05	$76,217,449	492	5.56	$154,914	4.500	11.100	7.252	6.734	357.07	2.93	623	82.4
09/05	$98,488,597	605	7.19	$162,791	4.875	11.250	7.255	6.746	358.03	1.97	621	81.6
10/05	$42,676,805	260	3.11	$164,142	4.750	11.750	7.446	6.932	358.90	1.10	613	81.7
11/05	$294,490	3	0.02	$98,163	8.125	10.250	8.976	7.969	348.00	12.00	580	80.0
12/05	$324,918	2	0.02	$162,459	8.500	8.680	8.583	8.074	349.00	11.00	596	90.8
01/06	$579,539	5	0.04	$115,908	5.850	10.100	7.296	6.787	350.00	10.00	627	80.0
02/06	$3,495,974	26	0.26	$134,461	6.000	10.550	7.774	6.625	351.00	9.00	612	79.2
03/06	$7,029,668	52	0.51	$135,186	6.750	11.150	8.342	7.146	352.01	7.99	603	79.7
04/06	$361,365	3	0.03	$120,455	7.824	9.750	8.507	7.998	354.00	6.00	609	94.8
05/06	$3,289,341	23	0.24	$143,015	6.300	9.650	8.047	7.361	354.38	5.62	593	86.3
06/06	$18,838,240	121	1.37	$155,688	5.400	9.975	7.871	7.104	355.04	4.96	603	87.8
07/06	$83,895,476	571	6.12	$146,927	5.400	11.750	7.870	7.133	356.05	3.95	600	88.7
08/06	$154,242,994	1,037	11.26	$148,740	5.050	11.750	7.688	7.139	357.03	2.97	600	85.4
09/06	$345,422,394	2,221	25.21	$155,526	4.375	12.000	7.362	6.853	358.01	1.99	604	82.8



Group 3 (ARM): $1,370,345,139

Detailed Report

			Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
10/06	$426,727,165	2,725	31.14	$156,597	4.750	13.500	7.381	6.872	359.00	1.00	603	82.5
11/06	$892,438	6	0.07	$148,740	5.375	9.625	6.858	6.349	360.00	0.00	641	86.0
01/08	$545,569	3	0.04	$181,856	4.875	6.350	5.604	5.095	350.00	10.00	671	84.6
03/08	$554,301	2	0.04	$277,151	7.050	7.050	7.050	6.541	352.00	8.00	630	72.1
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For
Countrywide Asset-Backed Certificates, Series 2003-5

Group 5 (ARM): $126,380,308

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

Range

Total Number of Loans	605		
Total Outstanding Loan Balance	$126,380,308		
Average Loan Balance	$208,893	$21,072 to $558,545	
WA Mortgage Rate	7.898%	5.500% to 11.525%	
Net WAC	7.378%	4.991% to 11.016%	
ARM Characteristics			
WA Gross Margin	7.577%	2.375% to 12.090%	
WA Months to First Roll	30	5 to 35	
WA First Periodic Cap	1.920%	1.000% to 3.000%	
WA Subsequent Periodic Cap	1.387%	1.000% to 3.000%	
WA Lifetime Cap	14.692%	10.600% to 18.525%	
WA Lifetime Floor	7.912%	5.500% to 11.525%	
WA Original Term (months)	360	360 to 360	
WA Remaining Term (months)	357	351 to 359	
WA LTV	89.06%	24.00% to 100.00%	
Percentage of Pool with CLTV > 100%	0.00%		
WA FICO	614		
WA DTI%	N/A		
Percentage of Pool with Prepayment Penalties at Loan Orig	77.78%		
Percentage of Pool Secured by: 1st Liens	100.00%		
Percentage of Pool Secured by: 2nd Liens	0.00%		
Prepay Penalty (Hard/Soft): HARD	100.00%		

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.52%	SFR: 80.46%	FULL DOC: 53.76%	RFCO: 48.08%	OOC: 99.12%	A: 76.92%	0: 22.22%
GA: 5.37%	PUD: 15.25%	STATED: 45.98%	PURCH: 43.63%	NOO: 0.75%	A-: 6.03%	6: 0.12%
MI: 5.18%	CONDO: 3.80%	SIMPLE: 0.26%	REFI: 8.29%	2ND: 0.13%	B: 5.73%	12: 6.54%
MA: 4.78%	2-4 UNIT: 0.33%				C: 5.54%	24: 20.36%
FL: 4.31%	HI CONDO: 0.13%				C-: 5.77%	36: 49.33%
						60: 1.43%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

5-1



Group 5 (ARM): $126,380,308

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
2/28 LIBOR	$35,703,510	208	28.25	$171,651	5.600	11.400	8.519	7.990	357.04	2.96	609	88.0
3/27 LIBOR	$90,237,159	396	71.40	$227,872	5.500	11.525	7.657	7.141	357.55	2.45	617	89.5
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$21,072	1	0.02	$21,072	9.500	9.500	9.500	8.991	356.00	4.00	545	65.0
$25000.01 - $50000	$1,626,437	37	1.29	$43,958	7.500	11.525	10.011	9.453	356.80	3.20	565	76.3
$50000.01 - $75000	$5,663,487	90	4.48	$62,928	6.990	11.390	9.702	9.108	357.11	2.89	561	78.0
$75000.01 - $100000	$7,178,626	81	5.68	$88,625	6.325	10.930	9.211	8.648	357.19	2.81	573	84.6
$100000.01 - $ 150000	$12,212,742	100	9.66	$122,127	5.625	11.070	9.194	8.653	357.28	2.72	577	86.1
$150000.01 - $ 200000	$8,621,134	50	6.82	$172,423	5.870	10.500	8.945	8.436	357.11	2.89	578	85.3
$200000.01 - $ 250000	$3,550,623	16	2.81	$221,914	7.190	9.990	8.957	8.448	357.08	2.92	583	82.8
$250000.01 - $ 300000	$1,365,583	5	1.08	$273,117	8.990	10.500	9.511	9.002	356.62	3.38	565	87.9
$300000.01 - $ 350000	$22,355,342	67	17.69	$333,662	5.750	9.990	7.423	6.914	357.44	2.56	629	91.6
$350000.01 - $ 400000	$35,754,520	95	28.29	$376,363	5.500	9.625	7.211	6.702	357.72	2.28	634	91.4
$400000.01 - $ 450000	$16,076,678	38	12.72	$423,070	5.990	9.000	7.228	6.719	357.41	2.59	631	91.0
$450000.01 - $ 500000	$11,395,519	24	9.02	$474,813	5.625	10.125	7.253	6.744	357.37	2.63	641	92.2
$550000.01 - $ 600000	$558,545	1	0.44	$558,545	6.750	6.750	6.750	6.241	357.00	3.00	658	93.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$618,750	9	0.49	$68,750	8.425	11.390	9.723	8.936	357.74	2.26	567	83.3
AZ	$1,645,240	10	1.30	$164,524	7.490	11.000	8.554	8.045	357.08	2.92	609	92.7
AR	$839,702	8	0.66	$104,963	6.625	10.525	8.591	8.082	356.51	3.49	583	86.3
CA	$51,206,102	138	40.52	$371,059	5.500	10.125	7.176	6.667	357.48	2.52	636	90.8



Group 5 (ARM): $126,380,308

Detailed Report

				State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
CO	$1,481,095	8	1.17	$185,137	6.500	9.850	8.210	7.701	356.92	3.08	604	90.5
CT	$701,522	3	0.56	$233,841	6.625	9.990	8.335	7.826	357.22	2.78	611	94.0
DE	$110,796	1	0.09	$110,796	9.880	9.880	9.880	9.371	356.00	4.00	604	100.0
FL	$5,450,343	29	4.31	$187,943	6.375	10.940	8.257	7.748	357.96	2.04	589	88.4
GA	$6,792,644	40	5.37	$169,816	6.500	11.525	8.898	8.389	357.80	2.20	589	89.4
ID	$378,341	2	0.30	$189,170	6.875	9.250	7.185	6.462	357.74	2.26	596	98.6
IL	$1,663,611	8	1.32	$207,951	6.250	10.800	7.662	7.153	356.94	3.06	634	86.1
IN	$1,263,803	11	1.00	$114,891	6.625	11.000	8.470	7.961	358.15	1.85	614	94.7
IA	$209,470	3	0.17	$69,823	7.750	8.140	8.026	7.517	356.82	3.18	618	87.8
KS	$871,027	8	0.69	$108,878	8.750	10.875	9.453	8.944	356.95	3.05	590	87.6
KY	$71,837	1	0.06	$71,837	9.970	9.970	9.970	9.461	356.00	4.00	558	80.0
LA	$512,061	4	0.41	$128,015	8.925	11.000	9.439	8.930	357.49	2.51	573	91.2
MD	$3,712,618	11	2.94	$337,511	6.500	9.880	7.762	7.253	358.01	1.99	618	90.2
MA	$6,041,127	16	4.78	$377,570	6.500	9.500	7.506	6.997	357.68	2.32	627	90.9
MI	$6,547,472	52	5.18	$125,913	5.870	10.990	8.729	8.152	356.73	3.27	590	84.7
MN	$4,348,484	27	3.44	$161,055	6.750	10.250	8.082	7.573	356.88	3.12	579	82.1
MS	$1,289,740	8	1.02	$161,218	7.125	11.375	8.260	7.751	358.10	1.90	587	85.7
MO	$3,909,696	45	3.09	$86,882	6.325	11.100	9.167	8.631	357.22	2.78	589	84.7
NE	$96,063	2	0.08	$48,031	9.600	9.800	9.714	9.205	355.86	4.14	597	95.7
NV	$755,429	2	0.60	$377,715	6.875	8.375	7.582	7.073	357.06	2.94	591	87.1
NH	$164,772	1	0.13	$164,772	7.875	7.875	7.875	7.366	358.00	2.00	587	100.0
NJ	$2,604,893	10	2.06	$260,489	7.875	10.500	8.937	8.428	357.75	2.25	587	82.7
NM	$207,806	2	0.16	$103,903	7.990	9.725	8.477	7.968	356.12	3.88	544	70.4
NY	$2,254,820	7	1.78	$322,117	6.500	11.000	7.095	6.586	358.18	1.82	602	83.3
NC	$2,065,357	23	1.63	$89,798	7.750	11.350	9.266	8.695	356.99	3.01	579	81.4
OH	$2,270,175	19	1.80	$119,483	6.250	10.400	8.334	7.825	357.08	2.92	600	88.6
OK	$394,577	5	0.31	$78,915	7.500	11.400	9.206	8.697	357.32	2.68	593	94.6
OR	$341,479	3	0.27	$113,826	8.999	10.250	9.884	9.375	356.59	3.41	598	100.0
PA	$505,038	4	0.40	$126,260	8.600	9.800	9.396	8.887	357.53	2.47	565	82.4
RI	$291,335	2	0.23	$145,668	9.250	9.500	9.389	8.880	356.11	3.89	523	59.1
SC	$629,673	7	0.50	$89,953	9.175	10.550	9.945	9.436	357.76	2.24	566	85.2
TN	$1,329,295	12	1.05	$110,775	7.875	10.675	9.416	8.697	356.94	3.06	591	93.2
TX	$4,508,029	26	3.57	$173,386	5.625	11.070	7.979	7.470	357.23	2.77	621	94.5
UT	$1,008,025	4	0.80	$252,006	7.625	9.750	8.177	7.668	356.82	3.18	632	91.0
VA	$4,243,117	15	3.36	$282,874	6.250	11.100	7.635	7.126	357.15	2.85	613	88.2
WA	$1,319,285	6	1.04	$219,881	8.250	10.875	9.203	8.694	356.51	3.49	611	92.4
WV	$39,932	1	0.03	$39,932	10.250	10.250	10.250	9.741	356.00	4.00	511	26.8
WI	$1,685,725	12	1.33	$140,477	7.860	10.050	8.767	8.182	357.86	2.14	616	85.4
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1


Group 5 (ARM): $126,380,308

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
Loan-to-Value Ratios												
50.00 or Less	$466,719	7	0.37	$66,674	8.450	11.100	9.824	9.315	357.26	2.74	546	38.2
50.01-55.00	$256,067	3	0.20	$85,356	7.765	10.875	8.763	8.254	356.18	3.82	606	53.5
55.01-60.00	$452,735	5	0.36	$90,547	9.250	11.350	9.821	9.312	356.90	3.10	515	58.6
60.01-65.00	$1,824,980	18	1.44	$101,388	7.725	9.990	9.304	8.795	357.23	2.77	547	63.4
65.01-70.00	$5,492,806	52	4.35	$105,631	7.150	11.400	9.355	8.748	357.13	2.87	534	69.2
70.01-75.00	$7,853,044	65	6.21	$120,816	5.750	11.000	8.648	8.128	357.39	2.61	561	74.6
75.01-80.00	$8,940,416	63	7.07	$141,911	5.625	11.525	7.939	7.416	357.64	2.36	589	79.5
80.01-85.00	$13,150,476	61	10.41	$215,582	5.500	11.375	7.664	7.147	357.27	2.73	607	84.6
85.01-90.00	$42,350,862	139	33.51	$304,682	5.625	10.990	7.340	6.820	357.38	2.62	635	89.7
90.01-95.00	$11,193,286	35	8.86	$319,808	5.990	10.000	7.433	6.924	357.71	2.29	629	94.6
95.01-100.00	$34,398,916	157	27.22	$219,101	6.125	11.070	8.279	7.770	357.43	2.57	624	99.9
	$126,380,308	**605**	**100.00**	**$208,893**	**5.500**	**11.525**	**7.898**	**7.378**	**357.41**	**2.59**	**614**	**89.1**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Current Gross Coupon												
5.001 - 5.500	$355,710	1	0.28	$355,710	5.500	5.500	5.500	4.991	359.00	1.00	602	81.9
5.501 - 6.000	$3,900,986	11	3.09	$354,635	5.600	6.000	5.866	5.357	357.74	2.26	652	86.7
6.001 - 6.500	$15,027,821	41	11.89	$366,532	6.125	6.500	6.363	5.854	357.74	2.26	656	90.6
6.501 - 7.000	$22,875,462	62	18.10	$368,959	6.600	7.000	6.822	6.313	357.55	2.45	638	91.0
7.001 - 7.500	$19,908,446	64	15.75	$311,069	7.125	7.500	7.304	6.795	357.35	2.65	623	88.5
7.501 - 8.000	$13,885,618	53	10.99	$261,993	7.540	8.000	7.799	7.290	357.31	2.69	610	90.6
8.001 - 8.500	$10,572,723	42	8.37	$251,731	8.125	8.500	8.330	7.791	357.08	2.92	612	91.7
8.501 - 9.000	$10,242,852	56	8.10	$182,908	8.550	9.000	8.803	8.282	357.37	2.63	597	89.4
9.001 - 9.500	$11,180,351	90	8.85	$124,226	9.050	9.500	9.310	8.773	357.22	2.78	577	87.4
9.501 - 10.000	$11,443,034	102	9.05	$112,187	9.525	10.000	9.792	9.267	357.46	2.54	569	85.7
10.001 - 10.500	$4,099,602	41	3.24	$99,990	10.050	10.500	10.289	9.758	357.23	2.77	581	84.4
10.501 - 11.000	$2,228,065	32	1.76	$69,627	10.525	11.000	10.769	10.156	357.18	2.82	560	82.0
11.001 - 11.500	$610,102	9	0.48	$67,789	11.070	11.400	11.176	10.531	357.13	2.87	557	80.3
11.501 - 12.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
	$126,380,308	**605**	**100.00**	**$208,893**	**5.500**	**11.525**	**7.898**	**7.378**	**357.41**	**2.59**	**614**	**89.1**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Property Type												
SFR	$101,679,915	513	80.46	$198,206	5.500	11.525	7.941	7.419	357.44	2.56	612	88.6
PUD	$19,275,118	65	15.25	$296,540	5.625	10.670	7.646	7.137	357.28	2.72	623	91.6
CONDO	$4,800,345	21	3.80	$228,588	5.625	10.500	7.859	7.350	357.25	2.75	622	93.0
2-4 UNITS	$418,747	4	0.33	$104,687	7.150	10.250	9.178	8.669	358.17	1.83	614	68.0
HI CONDO	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 5 (ARM): $126,380,308

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MANUF	$46,638	1	0.04	$46,638	10.875	10.875	10.875	10.366	357.00	3.00	506	55.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$60,769,913	339	48.08	$179,262	5.875	11.525	8.099	7.571	357.49	2.51	599	84.9
PURCH	$55,136,752	209	43.63	$263,812	5.500	11.070	7.694	7.185	357.39	2.61	630	93.7
REFI	$10,473,643	57	8.29	$183,748	5.750	11.100	7.803	7.275	357.10	2.90	618	88.7
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$125,266,713	596	99.12	$210,179	5.500	11.525	7.888	7.369	357.41	2.59	614	89.2
NOO	$954,050	8	0.75	$119,256	7.625	10.990	9.169	8.660	357.39	2.61	646	74.1
2ND HM	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
301 - 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$67,945,034	426	53.76	$159,495	5.625	11.525	8.445	7.918	357.37	2.63	599	90.5
STATED	$58,109,116	178	45.98	$326,456	5.500	10.375	7.260	6.750	357.45	2.55	632	87.4
SIMPLE	$326,158	1	0.26	$326,158	7.500	7.500	7.500	6.991	359.00	1.00	644	85.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1



Group 5 (ARM): $126,380,308

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$339,061	1	0.27	$339,061	6.500	6.500	6.500	5.991	357.00	3.00	809	100.0
781 - 800	$838,446	2	0.66	$419,223	6.125	6.625	6.402	5.893	358.00	2.00	784	100.0
761 - 780	$438,379	2	0.35	$219,190	6.325	6.750	6.669	6.160	358.00	2.00	775	98.1
741 - 760	$810,216	2	0.64	$405,108	6.875	10.125	8.795	8.286	357.41	2.59	746	85.9
721 - 740	$1,203,347	3	0.95	$401,116	5.600	6.875	6.316	5.807	358.35	1.65	727	93.7
701 - 720	$2,311,306	7	1.83	$330,187	5.750	7.990	6.665	6.156	357.16	2.84	707	88.5
681 - 700	$7,133,179	21	5.64	$339,675	6.125	8.550	7.093	6.584	357.48	2.52	690	90.9
661 - 680	$7,404,030	20	5.86	$370,201	5.875	9.950	6.956	6.447	357.39	2.61	670	90.2
641 - 660	$14,767,789	47	11.69	$314,208	5.625	10.375	7.177	6.668	357.59	2.41	650	91.4
621 - 640	$18,791,677	68	14.87	$276,348	5.990	10.990	7.504	6.995	357.54	2.46	630	92.2
601 - 620	$19,182,872	79	15.18	$242,821	5.500	11.375	7.815	7.306	357.14	2.86	610	91.0
581 - 600	$26,721,390	120	21.14	$222,678	6.250	11.525	8.255	7.746	357.37	2.63	591	94.2
561 - 580	$8,435,677	56	6.67	$150,637	6.250	11.000	8.354	7.803	357.55	2.45	572	85.4
541 - 560	$6,135,875	66	4.86	$92,968	5.870	11.400	8.934	8.314	357.14	2.86	550	76.8
521 - 540	$6,388,384	63	5.05	$101,403	7.375	11.125	9.467	8.958	357.33	2.67	532	75.2
501 - 520	$5,417,265	47	4.29	$115,261	6.875	11.390	9.516	8.949	357.58	2.42	512	68.4
NOT SCORED	$61,416	1	0.05	$61,416	9.900	9.900	9.900	9.391	357.00	3.00	N/A	75.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$97,213,514	350	76.92	$277,753	5.600	11.070	7.602	7.093	357.45	2.55	633	92.6
A-	$7,615,486	40	6.03	$190,387	5.500	10.990	7.954	7.412	357.21	2.79	579	86.5
B	$7,247,639	73	5.73	$99,283	5.870	11.000	8.679	8.063	357.33	2.67	566	78.9
C	$7,005,390	78	5.54	$89,813	7.375	11.525	9.476	8.967	357.12	2.88	541	75.1
C-	$7,298,279	64	5.77	$114,036	6.875	11.400	9.497	8.945	357.52	2.48	521	67.7
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$28,086,067	133	22.22	$211,173	6.125	11.350	8.281	7.768	357.59	2.41	608	88.0
6	$146,802	3	0.12	$48,934	9.500	9.980	9.663	9.154	355.48	4.52	553	71.1
12	$8,263,344	27	6.54	$306,050	5.875	10.250	7.489	6.980	357.52	2.48	631	87.4
24	$25,730,518	134	20.36	$192,019	5.600	11.400	8.088	7.561	357.04	2.96	617	89.2
36	$62,341,824	298	49.33	$209,201	5.500	11.525	7.711	7.189	357.47	2.53	613	89.7
60	$1,811,753	10	1.43	$181,175	5.625	9.250	7.423	6.914	357.77	2.23	631	89.9
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1



Group 5 (ARM): $126,380,308

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	5	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
13 - 18	18	$1,630,561	9	1.29	$181,173	7.500	10.990	8.572	8.063	353.58	6.42	620	83.9
19 - 24	21	$34,072,948	199	26.96	$171,221	5.600	11.400	8.516	7.986	357.20	2.80	608	88.2
25 - 31	31	$3,610,944	21	2.86	$171,950	6.750	11.350	8.108	7.520	354.96	5.04	596	87.0
32 - 37	34	$86,626,215	375	68.54	$231,003	5.500	11.525	7.638	7.125	357.66	2.34	617	89.6
	30	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$374,250	1	0.30	$374,250	5.990	5.990	5.990	5.481	358.00	2.00	626	75.0
4.001 - 5.000	$3,709,909	9	2.94	$412,212	5.500	7.500	6.207	5.698	356.97	3.03	642	88.5
5.001 - 6.000	$21,688,600	56	17.16	$387,296	5.600	7.500	6.649	6.140	357.76	2.24	656	90.3
6.001 - 7.000	$32,985,503	90	26.10	$366,506	5.625	9.250	7.216	6.707	357.37	2.63	628	90.7
7.001 - 8.000	$22,142,135	59	17.52	$375,290	6.250	10.125	7.838	7.329	357.57	2.43	619	94.4
8.001 - 9.000	$5,343,039	15	4.23	$356,203	6.875	9.990	8.619	8.110	357.82	2.18	622	92.9
9.001 - 10.000	$33,369,865	302	26.40	$110,496	5.750	11.400	9.117	8.580	357.18	2.82	576	84.1
10.001 - 11.000	$5,611,058	59	4.44	$95,103	7.270	11.390	9.785	9.227	357.16	2.84	568	83.0
11.001 - 12.000	$1,103,623	13	0.87	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
7.577	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
10.501 - 11.000	$364,713	1	0.29	$364,713	5.600	5.600	5.600	5.091	358.00	2.00	726	85.0
11.501 - 12.000	$1,645,909	5	1.30	$329,182	5.750	6.975	6.204	5.695	357.36	2.64	650	82.8
12.001 - 12.500	$1,019,849	4	0.81	$254,962	5.500	6.500	6.137	5.628	358.35	1.65	611	81.0
12.501 - 13.000	$3,742,214	13	2.96	$287,863	5.625	6.990	6.241	5.732	357.61	2.39	637	88.3
13.001 - 13.500	$17,740,942	54	14.04	$328,536	6.125	8.500	6.565	6.056	357.41	2.59	647	89.8
13.501 - 14.000	$23,933,477	75	18.94	$319,113	6.600	9.000	6.957	6.448	357.44	2.56	633	90.0
14.001 - 14.500	$18,025,017	59	14.26	$305,509	7.125	8.500	7.364	6.855	357.56	2.44	624	89.0
14.501 - 15.000	$13,758,575	48	10.89	$286,637	7.625	8.999	7.959	7.450	357.42	2.58	611	92.5
15.001 - 15.500	$12,993,531	64	10.28	$203,024	8.125	10.425	8.626	8.093	357.02	2.98	606	91.3
15.501 - 16.000	$11,992,283	82	9.49	$146,247	8.600	9.990	9.186	8.651	357.40	2.60	589	89.6
16.001 - 16.500	$8,645,939	69	6.84	$125,303	9.050	10.500	9.470	8.924	357.34	2.66	570	86.5
16.501 - 17.000	$7,543,029	69	5.97	$109,319	9.525	11.000	9.864	9.342	357.63	2.37	564	83.6
17.000 - 17.500	$2,777,118	30	2.20	$92,571	10.050	11.375	10.284	9.742	357.34	2.66	597	85.2
17.501 - 18.000	$1,595,818	23	1.26	$69,383	10.525	11.000	10.799	10.210	356.99	3.01	562	80.4


Group 5 (ARM): $126,380,308

Detailed Report

Range of Maximum Rates												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
18.001 - 18.500	$552,360	8	0.44	$69,045	11.070	11.400	11.155	10.496	357.03	2.97	553	79.8
18.501 - 19.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
14.692	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Next Interest Adjustment Date												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
04/04	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
02/05	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
04/05	$525,391	2	0.42	$262,695	7.500	9.990	7.916	7.407	353.00	7.00	658	81.2
05/05	$1,128,691	7	0.89	$161,242	7.500	10.525	8.828	8.319	354.07	5.93	602	85.8
06/05	$4,712,236	36	3.73	$130,895	7.190	11.070	8.978	8.367	355.09	4.91	590	86.6
07/05	$7,863,046	48	6.22	$163,813	6.250	11.400	8.504	7.966	356.12	3.88	604	88.8
08/05	$8,430,095	54	6.67	$156,113	6.375	11.070	8.930	8.421	357.30	2.70	603	86.9
09/05	$6,513,617	35	5.15	$186,103	5.600	11.125	8.280	7.771	358.15	1.85	611	86.4
10/05	$6,478,108	25	5.13	$259,124	5.990	11.100	7.883	7.374	359.00	1.00	630	92.3
05/06	$132,413	2	0.10	$66,207	9.340	9.990	9.666	8.338	354.00	6.00	533	77.5
06/06	$3,994,719	25	3.16	$159,789	6.750	11.350	8.248	7.694	355.13	4.87	594	86.3
07/06	$11,994,043	63	9.49	$190,382	5.875	11.525	7.857	7.318	356.08	3.92	613	88.1
08/06	$24,319,893	103	19.24	$236,115	5.625	11.375	7.523	7.014	357.03	2.97	620	90.9
09/06	$33,933,441	139	26.85	$244,125	5.625	11.100	7.642	7.133	358.07	1.93	618	89.2
10/06	$15,862,650	64	12.55	$247,854	5.500	10.875	7.577	7.068	359.00	1.00	617	90.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Exhibit 99.3

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-5

ABS New Transaction

Computational Materials

$3,355,167,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-5



HOME LOANS
Seller and Master Servicer



The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Preliminary Term Sheet .... *Date Prepared: November 5, 2003*

$3,355,167,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-5

Class [1]	Principal Amount[2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's/Fitch) [4]	Last Scheduled Distribution Date	Certificate Type
AF-1A[5]	197,173,000	0.99 / 0.99	1 – 23 / 1 - 23	[AAA]/Aaa/AAA	Aug 2019	Floating Rate Senior Sequential
AF-1B[5]	343,754,000	1.00 / 1.00	1 - 23 / 1 - 23	[AAA]/Aaa/AAA	Aug 2022	Floating Rate Senior Sequential
AF-2[5]	123,729,000	2.12 / 2.12	23 - 29 / 23 - 29	[AAA]/Aaa/AAA	Apr 2025	Fixed Rate Senior Sequential
AF-3[5]	226,887,000	3.00 / 3.00	29 - 48 / 29 - 48	[AAA]/Aaa/AAA	Apr 2030	Fixed Rate Senior Sequential
AF-4[5]	139,273,000	5.00 / 5.00	48 - 78 / 48 - 78	[AAA]/Aaa/AAA	Aug 2032	Fixed Rate Senior Sequential
AF-5[5]	107,933,500	6.97 / 11.46	78 - 84 / 78 - 229	[AAA]/Aaa/AAA	Feb 2034	Fixed Rate Senior Sequential
AF-6[5]	156,100,000	6.10 / 6.75	37 - 84 / 37 - 227	[AAA]/Aaa/AAA	Jan 2034	Fixed Rate Senior Lockout
MF-1[5]	85,855,000	5.40 / 6.48	37 - 84 / 37 - 186	[AA]/Aa2/AA	Jan 2034	Fixed Rate Mezzanine
MF-2[5]	66,342,500	5.40 / 6.42	37 - 84 / 37 - 171	[A]/A2/A	Nov 2033	Fixed Rate Mezzanine
MF-3[5]	19,512,500	5.40 / 6.34	37 - 84 / 37 - 152	[A-]/A3/A-	Sep 2033	Fixed Rate Mezzanine
MF-4[5]	19,512,500	5.40 / 6.28	37 - 84 / 37 - 145	[BBB+]/Baa1/A-	Aug 2033	Fixed Rate Mezzanine
MF-5[5]	15,610,000	5.40 / 6.20	37 - 84 / 37 - 135	[BBB]/Baa2/BBB+	Jun 2033	Fixed Rate Mezzanine
BF[5]	15,610,000	5.40 / 6.07	37 - 84 / 37 - 125	[BBB-]/Baa3/BBB	Apr 2033	Fixed Rate Subordinate
1-AV-1[6]	500,000,000	2.05 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
1-AV-2[6]	603,011,000	2.05 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
2-AV-1[7]	312,501,000	2.05 / 2.11	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
3-AV-1[8]	101,913,000	2.06 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
MV-1[9]	122,525,000	4.64 / 4.77	44 - 84 / 44 - 118	[AA]/Aa2/AA	Jan 2034	Floating Rate Mezzanine
MV-2[9]	98,962,500	4.27 / 4.37	40 - 84 / 40 - 107	[A]/A2/A	Jan 2034	Floating Rate Mezzanine
MV-3[9]	32,987,500	4.15 / 4.19	39 - 84 / 39 - 94	[A-]/A3/A-	Nov 2033	Floating Rate Mezzanine
MV-4[9]	23,562,500	4.09 / 4.10	38 - 84 / 38 - 87	[BBB+]/Baa1/BBB+	Sep 2033	Floating Rate Mezzanine
MV-5[9]	23,562,500	4.01 / 4.01	37 - 80 / 37 - 80	[BBB]/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
BV[9]	18,850,000	3.89 / 3.89	37 - 72 / 37 - 72	[BBB-]/Baa3/BBB-	May 2033	Floating Rate Subordinate
Total:	**3,355,167,000**					

(1) The margins on the Class 1-AV-1, Class1-AV-2, 2-AV-1 and Class 3-AV-1 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class AF-5 Certificates increases by 0.50% after the Clean-up Call date.

(2) The principal balance of each Class of Certificates is subject to a 10% variance.

(3) See "Pricing Prepayment Speed" below.

(4) Rating Agency Contacts: Linda Wu, Standard & Poors, 212.438.1567; Tamara Zaliznyak, Moody's Ratings, 212.553.7761; Kei Ishidoya, Fitch Ratings, 212.908.0238.

(5) The Class AF-1A Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, with the Class AF-1A Certificates, the **"Class AF Certificates"**) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (collectively the **"Fixed Rate Subordinate Certificates"**) are backed primarily by (a) until the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 2 Mortgage Loans and (b) on each Distribution Date on or after the Distribution Date on which the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 1 and Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(6) The Class 1-AV-1 and Class 1-AV-2 Certificates are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(7) The Class 2-AV-1 Certificates are backed primarily by the cashflows from the Group 4 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(8) The Class 3-AV-1 Certificates are backed primarily by the cashflows from the Group 5 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to m ake certain payments to the Senior Certificate(s) related to the other loan group(s).

(9) The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, and Class BV Certificates (collectively, the **"Floating Rate Subordinate Certificates"** and, together with the Fixed Rate Subordinate Certificates, the **"Subordinate Certificates"**) are backed by the cashflows from the Group 3, Group 4 and Group 5 Mortgage Loans.

3

Trust:	Asset-Backed Certificates, Series 2003-5.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc. and Deutsche Bank Securities, Inc. (Co-Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Fixed Rate Certificates:	The *"Fixed Rate Certificates"* consist of the Class AF Certificates (other than the Class AF-1A and Class AF-1B Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The *"Floating Rate Certificates"* consist of the Class AF-1A, Class AF-1B, Class 1-AV-1, Class 1-AV-2, Class 2-AV-1, Class 3-AV-1 and Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 Class 3-AV-1 Certificates (the *"Class AV Certificates"*) and the Class AF Certificates are referred to herein as the *"Senior Certificates."*
Certificates:	The *"Certificates"* consist of the Fixed Rate Certificates and Floating Rate Certificates.
Federal Tax Status:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of November 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of November 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	November [7], 2003.
Expected Closing Date:	November [25], 2003.
Expected Settlement Date:	November [25], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from November 1, 2003 up to, but not including, the Settlement Date.
Interest Accrual Period:	The *"Interest Accrual Period"* for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The *"Interest Accrual Period"* for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).


ERISA Eligibility: The Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call (the *"Clean-up Call"*) which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates were priced based on the following collateral prepayment assumptions:

    With respect to the Fixed Rate Mortgage Loans, 100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% in month one, and increase by 2.2% each month to 22% CPR in month ten, and remain at 22% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. With respect to the Adjustable Rate Mortgage Loans, 100% PPC assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing to and remaining constant at 35% CPR from month 28 until month 35, increasing to 65% CPR from month 36 to month 39 and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the *"Statistical Pool"*). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the *"Mortgage Pool"*). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

    As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $3,445,999,674 (the *"Mortgage Loans"*) of which: (i) approximately $569,742,223 were fixed rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 1 Mortgage Loans"*), (ii) approximately $991,257,618 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 2 Mortgage Loans"* and, together with the Group 1 Mortgage Loans, the *"Fixed Rate Mortgage Loans"*), (iii) approximately $1,370,345,139 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 3 Mortgage Loans"*), (iv) approximately $388,274,385 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 4 Mortgage Loans"*) and (iii) approximately $126,380,308 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 5 Mortgage Loans"* and, together with the Group 3 and Group 4 Mortgage Loans, the *"Adjustable Rate Mortgage Loans"*).

Pass-Through Rate: The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

    The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

Adjusted Net
Mortgage Rate: The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the *"Expense Fee Rate"*).



*Adjusted Maximum
Mortgage Rate:* The *"Adjusted Maximum Mortgage Rate"* for each Adjustable Rate Mortgage Loan is equal to the gross maximum mortgage rate less, in each case, the Expense Fee Rate.

Maximum Rate: The *"Maximum Rate"* is equal to, with respect to (i) the Class AF-1A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (ii) the Class AF-1B Certificates, 7.50%, (iii) the Class 1-AV-1 and Class 1-AV-2 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3 Mortgage Loans, (iv) the Class 2-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 4 Mortgage Loans, (v) the Class 3-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 5 Mortgage Loans and (vi) the Floating Rate Subordinate Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3, Group 4 and Group 5 Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in the case of (i), (iii), (iv), (v) and (vi), above, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Cap: The *"Net Rate Cap"* is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
AF-1A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
AF (other than AF-1A) and Fixed Rate Subordinate	The weighted average of (a) the weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and (b) the weighted average of the Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans; weighted, in the case of (a), above, by the excess of the unpaid principal balance of the Group 1 Mortgage Loans over the Class AF-1A Certificate Balance and, in the case of (b), above, by the unpaid principal balance of the Group 2 Mortgage Loans (in the case of the Class AF-1B Certificates only, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
1-AV-1 and 1-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 4 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-AV-1	The weighted average Adjusted Net Mortgage Rate of the Group 5 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Net Rate Caps of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 and Class 3-AV-1 Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Certificates and on any Distribution Date on which the Pass-Through Rate for such Class is limited by the related Net Rate Cap, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (in the case of the Floating Rate Certificates, up to the related Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap but, in the case of the Floating Rate Certificates, limited by the Maximum Rate). Net Rate Carryover will be paid to the


extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Floating Rate Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include six Corridor Contracts for the benefit of the Class AF-1B, Class 1-AV-1, Class 1-AV-2, Class 2-AV-1, Class 3-AV-1 and Floating Rate Subordinate Certificates (the *"Class AF-1B Corridor Contract," "Class 1-AV-1 Corridor Contract," "Class 1-AV-2 Corridor Contract," "Class 2-AV-1 Corridor Contract," "Class 3-AV-1 Corridor Contract"* and *"Floating Rate Subordinate Corridor Contract,"* respectively, and, collectively, the *"Corridor Contracts"*).

Corridor Contract	Initial Notional Amount	1 Month LIBOR Strike (Per Annum)	1 Month LIBOR Ceiling (Per Annum)
Class AF-1B	$346,908,000	Periods 1-23: 6.50%	Periods 1-12: 7.00% Periods 13-23: 7.50%
Class 1-AV-1	$500,000,000	Periods 1-24: 6.64% Periods 25-36: 6.74%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Class 1-AV-2	$596,947,000	Periods 1-24: 6.65% Periods 25-39: 6.75%	Periods 1-34: 9.00% Periods 35-39: 8.00%
Class 2-AV-1	$312,501,000	Periods 1-24: 5.80% Periods 25-34: 5.90% Periods 35-39: 6.00% Periods 40-46: 6.10%	Periods 1-12: 7.50% Periods 13-24: 8.50% Periods 25-39: 9.00% Periods 40-46: 8.00%
Class 3-AV-1	$69,874,000	Periods 1-24: 6.42% Periods 25-36: 6.52%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Floating Rate Subordinate	$320,450,000	Periods 1-36: 6.00%	Periods 1-12: 6.50% Periods 13-36: 7.50%

After the Closing Date, the notional amount of the Corridor Contracts (except for the Floating Rate Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in November 2006, when the Notional Amount will equal zero) will amortize down pursuant to an amortization schedule that was intended to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1B Corridor Contract will be available to pay the holders of the Class AF-1B Certificates the related Net Rate Carryover, (b) the Class 1-AV-1 Corridor Contract will be available to pay the holders of the Class 1-AV-1 Certificates the related Net Rate Carryover, (c) the Class 1-AV-2 Corridor Contract will be available to pay the holders of the Class 1-AV-2 Certificates the related Net Rate Carryover, (d) the Class 2-AV-1 Corridor Contract will be available to pay the holders of the Class 2-AV-1 Certificates the related Net Rate Carryover, (e) the Class 3-AV-1 Corridor Contract will be available to pay the holders of the Class 3-AV-1 Certificates the related Net Rate Carryover and (f) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.



Credit Enhancement:

Class	S&P/ Moody's/Fitch	Initial Subordination at Closing	Target Subordination at Stepdown
AF	[AAA]/Aaa/AAA	17.05%	34.10%
MF-1	[AA]/Aa2/AA	11.55%	23.10%
MF-2	[A]/A2/A	7.30%	14.60%
MF-3	[A-]/A3/A-	6.05%	12.10%
MF-4	[BBB+]/Baa1/A-	4.80%	9.60%
MF-5	[BBB]/Baa2/BBB+	3.80%	7.60%
BF	[BBB-]/Baa3/BBB	2.80%	5.60%
AV	[AAA]/Aaa/AAA	19.50%	39.00%
MV-1	[AA]/Aa2/AA	13.00%	26.00%
MV-2	[A]/A2/A	7.75%	15.50%
MV-3	[A-]/A3/A-	6.00%	12.00%
MV-4	[BBB+]/Baa1/BBB+	4.75%	9.50%
MV-5	[BBB]/Baa2/BBB	3.50%	7.00%
BV	[BBB-]/Baa3/BBB-	2.50%	5.00%

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of Certificates, as the case may be:

1. Excess Cashflow. *"Fixed Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from the Fixed Rate Mortgage Loans after priorities 1) and 2) under "Fixed Rate Certificates Priority of Distributions" and after priority 5) under "Adjustable Rate Certificates Priority of Distributions." *"Adjustable Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from Adjustable Rate Mortgage Loans after priorities 1) and 2) under "Adjustable Rate Certificates Priority of Distributions" and after priority 5) under "Fixed Rate Certificates Priority of Distributions."

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates *("O/C")*. Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the related Mortgage Loans, until the O/C reaches the related Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

3. Subordination. The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower designation.

*Fixed Rate
Overcollateralization Target:* Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.80% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date (the *"Initial Fixed Rate O/C Target"*). The initial amount of fixed rate overcollateralization will be 2.80%.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 5.60% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Fixed Rate O/C Floor"*) of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date.



Provided, however, that if certain Fixed Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

*Adjustable Rate
Overcollateralization Target:* Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 2.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date (the *"Initial Adjustable Rate O/C Target"*). The initial amount of adjustable rate overcollateralization will be 2.50%.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 5.00% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Adjustable Rate O/C Floor"*) of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if certain Adjustable Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

*Fixed Rate
Delinquency Trigger Event:* With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Delinquency Trigger Event"* will occur if the product of (a) 2.00 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds the current Fixed Rate Required Percentage.

As used above, the "Fixed Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

*Fixed Rate Cumulative
Loss Trigger Event:* With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Fixed Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	2.00%
49 – 60	2.25%
61 – 72	4.50%
73 – 84	5.25%
85+	5.50%

Note that this is a Moody's trigger event and is subject to change.



Adjustable Rate
Delinquency Trigger Event: With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Delinquency Trigger Event"* will occur if the product of (a) 2.50 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds the current Adjustable Rate Required Percentage.

As used above, the "Adjustable Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

Adjustable Rate Cumulative
Loss Trigger Event: With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Adjustable Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	3.25%
49 – 60	5.00%
61 – 72	6.25%
73+	7.00%

Note that this is a Moody's trigger event and is subject to change.

Fixed Rate Stepdown Date: The earlier to occur of:
  (i) the Distribution Date on which the aggregate principal balance of the Class AF Certificates is reduced to zero; and
  (ii) the later to occur of:
    a. the Distribution Date in December 2006
    b. the first Distribution Date on which the aggregate principal balance of the Class AF Certificates is less than or equal to 65.90% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

Adjustable Rate
Stepdown Date: The earlier to occur of:
  (i) the Distribution Date on which the aggregate principal balance of the AV Certificates is reduced to zero; and
  (ii) the later to occur of:
    a. the Distribution Date in December 2006
    b. the first Distribution Date on which the aggregate principal balance of the Class AV Certificates is less than or equal to 61.00% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.



Allocation of Losses:	Any realized losses on the Mortgage Loans (after collections under a related MI Policy, if any) not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate groups in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Fixed Rate Certificates
Priority of Distributions:

Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to the Class AF-1A Certificates current and unpaid interest and (ii) from interest collections relating to the Group 1 Mortgage Loans (after payment to the Class AF-1A Certificates as described in (i), above) and from all interest collections relating to the Group 2 Mortgage Loans to the Class AF Certificates current and unpaid interest (other than the Class AF-1A Certificates), then (b) from remaining interest collections related to the Fixed Rate Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

2) Principal funds, sequentially, as follows: (a) to the the Class AF Certificates (in the manner and priority set forth under "Class AF Principal Distribution" below), then (b) from principal collections remaining after payment of (a), above, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;

3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (in the case of the Class AF-1B Certificates, after application of amounts received under the related corridor contract, as described above) and the Fixed Rate Subordinate Certificates (as described below);

6) Any remaining Fixed Rate Excess Cashflow, to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

7) Any remaining Fixed Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover (in the case of the Class AF-1B Certifciates, after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.



Adjustable Rate Certificates
Priority of Distributions: Available funds from the Group 3, Group 4 and Group 5 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) current and unpaid interest, concurrently, (i) from interest collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from interest collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from interest collections related to the Group 5 Mortgage Loans to the Class 3-AV-1 Certificates, then (b) from remaining interest collections related to the Adjustable Rate Mortgage Loans, current interest sequentially to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from principal collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from principal collections related to the Group 5 Mortgage Loans, to the Class 3-AV-1 Certificates, then, (b) from remaining principal collections related to the Adjustable Rate Mortgage Loans after payment of (a) above, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;

3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

4) Any remaining Adjustable Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);

6) Any remaining Adjustable Rate Excess Cashflow, to build Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

7) Any remaining Adjustable Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Fixed Rate
Principal Paydown: Prior to the Fixed Rate Stepdown Date or if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is in effect on any Distribution Date, 100% of the available principal funds from Loan Group 1 and Loan Group 2 will be paid sequentially to the Class AF Certificates until they are reduced to zero (each, in the manner and priority set forth under "Class AF Principal Distribution" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of



principal rebted to the Fixed Rate Mortgage Loans in the following order of priority: (i) first, to the Class AF Certificates, such that the sum of the unpaid principal balance of the Class AF Certificates in the aggregate will have 34.10% Subordination, (ii) second, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 23.10% Subordination, (iii) third, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-2 Certificates such that the Class MF-2 Certificates will have 14.60% Subordination, (iv) fourth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-3 Certificates such that the Class MF-3 Certificates will have 12.10% Subordination, (v) fifth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-4 Certificates such that the Class MF-4 Certificates will have 9.60% Subordination, (vi) sixth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-5 Certificates such that the Class MF-5 Certificates will have 7.60% Subordination and (vii) seventh, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class BF Certificates such that the Class BF Certificates will have 5.60% Subordination; each subject to the related O/C Floor.

*Adjustable Rate
Principal Paydown:*

Prior to the Adjustable Rate Stepdown Date or if an Adjustable Rate Trigger Event is in effect on any Distribution Date, (i) 100% of the available principal funds from Loan Group 3 will be paid, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) 100% of the principal funds from Loan Group 4 will be paid to the Class 2-AV-1 Certificates and (iii) 100% of the principal funds from Loan Group 5 will be paid to Class 3-AV-1 Certificates; provided, however, that (x) if any of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 or Class 3-AV-1 Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired class of Senior Certificates will be paid to the remaining Class AV Certificates on a pro rata basis, based on the certificate principal balances thereof, and (y) if all of the Class AV Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates.

On any Distribution Date on or after the Adjustable Rate Stepdown Date, and if an Adjustable Rate Trigger Event is not in effect on such Distribution Date, each of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1, Class 3-AV-1 and Floating Rate Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (b) from principal collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates and (c) from principal collections related to the Group 5 Mortgage Loans, to the Class 3-AV-1 Certificates, in each case, such that the Class AV Certificates in the aggregate will have 39.00% subordination, (ii) second, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 26.00% Subordination, (iii) third, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 15.50% Subordination, (iv) fourth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-3 Certificates such that the Class MV-3 Certificates will have 12.00% Subordination, (v) fifth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-4 Certificates such that the Class MV-4 Certificates will have 9.50% Subordination, (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-5 Certificates such that the Class MV-5 Certificates will have 7.00% Subordination and (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class BV Certificates such that the Class BV Certificates will have 5.00% Subordination; each subject to the O/C Floor.



*Class AF Principal
Distribution:*   Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates, first from principal collections related to Loan Group 2 and then from principal collections related to Loan Group 1, the Lockout Percentage of their pro rata share of principal collections related to Loan Group 1 and Loan Group 2, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Concurrently (a) all remaining principal collections related to Loan Group 1, to the Class AF-1A Certificates until they are reduced to zero and (b) from Group 1 principal collections remaining after payment of 1 and 2(a) above, and principal collections related to Loan Group 2 after payment of 1 above, sequentially, to the Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates until their respective principal balances are reduced to zero.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]



Discount Margin/Yield Tables (%) (1)

Class AF-1A (To Call)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	9.206	1.190	0.992	0.857	0.717
MDUR (yr)	8.64	1.19	0.99	0.86	0.72
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb19	Mar06	Oct05	Jun05	Feb05

Class AF-1A (To Maturity)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	9.206	1.190	0.992	0.857	0.717
MDUR (yr)	8.64	1.19	0.99	0.86	0.72
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb19	Mar06	Oct05	Jun05	Feb05

Class AF-1B (To Call)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

Class AF-1B (To Maturity)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

(1) See definition of Pricing Prepayment Speed above.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Class AF-2 (To Call)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

Class AF-2 (To Maturity)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

Class AF-3 (To Call)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06

Class AF-3 (To Maturity)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06



Class AF-4 (To Call)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.658	4.640	4.621	4.581
WAL (yr)	27.142	7.008	5.000	3.847	2.585
MDUR (yr)	15.10	5.83	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Oct12	May10	Sep08	Oct06

Class AF-4 (To Maturity)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.659	4.640	4.621	4.581
WAL (yr)	27.142	7.181	5.000	3.847	2.585
MDUR (yr)	15.10	5.94	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Apr14	May10	Sep08	Oct06

Class AF-5 (To Call)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.708	5.680	5.668	5.655	5.624
WAL (yr)	28.485	8.917	6.970	5.590	3.867
MDUR (yr)	13.82	6.83	5.62	4.67	3.38
First Prin Pay	Feb32	Oct12	May10	Sep08	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-5 (To Maturity)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.712	5.840	5.844	5.810	5.666
WAL (yr)	29.071	14.547	11.459	8.407	4.228
MDUR (yr)	13.93	9.54	8.07	6.34	3.63
First Prin Pay	Feb32	Apr14	May10	Sep08	Oct06
Last Prin Pay	Aug33	Sep26	Dec22	Dec19	Aug16



Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-5

Class AF-6 (To Call)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.639	4.634	4.628	4.615
WAL (yr)	13.156	6.777	6.097	5.375	4.392
MDUR (yr)	9.37	5.64	5.18	4.65	3.89
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-6 (To Maturity)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.641	4.639	4.638	4.639
WAL (yr)	13.156	7.007	6.749	6.650	6.807
MDUR (yr)	9.37	5.78	5.62	5.55	5.65
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	Jul33	Jul26	Oct22	Oct19	Jun16

Class MF-1 (To Call)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.362	5.349	5.337	5.325
WAL (yr)	25.404	6.778	5.403	4.585	3.989
MDUR (yr)	13.52	5.48	4.54	3.95	3.50
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-1 (To Maturity)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.369	5.358	5.349	5.339
WAL (yr)	25.523	8.004	6.479	5.509	4.754
MDUR (yr)	13.55	6.12	5.18	4.54	4.04
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	Jul33	Oct22	May19	Dec16	Mar14

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement

18



Class MF-2 (To Call)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.763	5.748	5.735	5.720
WAL (yr)	25.404	6.778	5.403	4.556	3.850
MDUR (yr)	12.99	5.40	4.48	3.88	3.36
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-2 (To Maturity)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.770	5.758	5.747	5.734
WAL (yr)	25.517	7.928	6.418	5.426	4.572
MDUR (yr)	13.01	5.98	5.07	4.43	3.86
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May33	Apr21	Feb18	Oct15	Apr13

Class MF-3 (To Call)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.014	5.999	5.985	5.967
WAL (yr)	25.404	6.778	5.403	4.548	3.787
MDUR (yr)	12.67	5.35	4.45	3.85	3.29
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-3 (To Maturity)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.021	6.009	5.997	5.982
WAL (yr)	25.507	7.840	6.345	5.355	4.459
MDUR (yr)	12.69	5.88	4.99	4.36	3.76
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	Mar33	May19	Jul16	Jun14	Mar12


Class MF-4 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.638	6.699	6.757	6.828
WAL (yr)	25.404	6.778	5.403	4.540	3.776
MDUR (yr)	12.24	5.27	4.39	3.80	3.25
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-4 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.612	6.663	6.711	6.771
WAL (yr)	25.496	7.773	6.283	5.295	4.407
MDUR (yr)	12.26	5.75	4.87	4.26	3.67
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Feb33	Aug18	Dec15	Nov13	Oct11

Class MF-5 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.698	7.180	7.350	7.511	7.715
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	12.05	5.23	4.35	3.76	3.21
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-5 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.697	7.116	7.257	7.394	7.566
WAL (yr)	25.477	7.672	6.198	5.214	4.327
MDUR (yr)	12.07	5.64	4.78	4.17	3.59
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Dec32	Sep17	Feb15	Mar13	Mar11



Class BF (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.988	10.100	10.851	11.558	12.448
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	11.06	4.98	4.16	3.60	3.09
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class BF (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.987	9.874	10.518	11.135	11.897
WAL (yr)	25.440	7.518	6.069	5.106	4.242
MDUR (yr)	11.06	5.26	4.46	3.89	3.38
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Oct32	Sep16	Apr14	Jul12	Sep10


Class 1-AV-1 (To Call)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	18.725	2.656	2.054	1.540	1.282
MDUR (yr)	16.18	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 1-AV-1 (To Maturity)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	33	33	32	32
WAL (yr)	18.783	2.746	2.119	1.540	1.282
MDUR (yr)	16.22	2.67	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06

Class 1-AV-2 (To Call)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	18.725	2.656	2.054	1.540	1.282
MDUR (yr)	16.21	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 1-AV-2 (To Maturity)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	31	31	30	30
WAL (yr)	18.783	2.746	2.119	1.540	1.282
MDUR (yr)	16.25	2.67	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06



Class 2-AV-1 (To Call)

Margin	0.310%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	31	31	31	31	31
WAL (yr)	18.343	2.648	2.048	1.538	1.281
MDUR (yr)	15.89	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 2-AV-1 (To Maturity)

Margin	0.310%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	31	32	32	31	31
WAL (yr)	18.397	2.736	2.112	1.538	1.281
MDUR (yr)	15.93	2.66	2.07	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06

Class 3-AV-1 (To Call)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	19.222	2.661	2.055	1.540	1.282
MDUR (yr)	16.52	2.60	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 3-AV-1 (To Maturity)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	36	36	35	35
WAL (yr)	19.285	2.753	2.121	1.540	1.282
MDUR (yr)	16.56	2.68	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06


Class MV-1 (To Call)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.234	5.047	4.636	5.232	3.886
MDUR (yr)	21.03	4.83	4.47	5.02	3.77
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-1 (To Maturity)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	66	66	68	68
WAL (yr)	26.383	5.240	4.772	5.855	4.304
MDUR (yr)	21.13	4.99	4.59	5.58	4.16
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	Jul33	Aug16	Sep13	Apr13	Dec10

Class MV-2 (To Call)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	165	165	165	165
WAL (yr)	26.234	4.968	4.271	4.195	3.352
MDUR (yr)	18.57	4.60	4.01	3.96	3.20
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-2 (To Maturity)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	167	167	166	166
WAL (yr)	26.379	5.109	4.367	4.249	3.384
MDUR (yr)	18.64	4.71	4.09	4.01	3.23
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	Jul33	Jun15	Oct12	Dec10	Feb09


Class MV-3 (To Call)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	26.234	4.936	4.149	3.835	3.162
MDUR (yr)	18.02	4.53	3.88	3.61	3.01
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-3 (To Maturity)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	191	191	190	190
WAL (yr)	26.370	5.008	4.192	3.847	3.166
MDUR (yr)	18.08	4.59	3.91	3.62	3.02
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May33	Jan14	Sep11	Dec09	Jun08

Class MV-4 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.234	4.924	4.095	3.701	3.101
MDUR (yr)	15.85	4.37	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Jul09	Feb08

Class MV-4 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.360	4.941	4.100	3.701	3.101
MDUR (yr)	15.89	4.38	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	Mar33	Apr13	Feb11	Jul09	Feb08



Class MV-5 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.234	4.858	4.009	3.580	3.048
MDUR (yr)	15.62	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	May32	Aug12	Jul10	Feb09	Oct07

Class MV-5 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.341	4.858	4.009	3.580	3.048
MDUR (yr)	15.65	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	Feb33	Aug12	Jul10	Feb09	Oct07

Class BV (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.234	4.725	3.888	3.440	2.944
MDUR (yr)	14.90	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	May32	Sep11	Nov09	Jul08	Jun07

Class BV (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.299	4.725	3.888	3.440	2.944
MDUR (yr)	14.91	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	Nov32	Sep11	Nov09	Jul08	Jun07

[Available Funds Schedules and Collateral Tables to Follow]



Class 1-AV-2 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.912	9.238	46	7.120	10.486
2	6.689	9.178	47	7.357	11.952
3	6.689	9.178	48	7.120	11.566
4	7.150	9.245	49	7.357	11.952
5	6.689	9.249	50	7.120	11.566
6	6.912	9.193	51	7.120	11.569
7	6.689	9.249	52	7.611	12.367
8	6.912	9.239	53	7.120	12.651
9	6.689	9.249	54	7.357	13.073
10	6.689	9.249	55	7.120	12.651
11	6.912	9.240	56	7.357	13.073
12	6.689	9.249	57	7.120	12.651
13	6.912	9.240	58	7.120	12.652
14	6.689	9.249	59	7.357	13.743
15	6.689	9.250	60	7.120	13.300
16	7.406	9.269	61	7.357	13.743
17	6.689	9.250	62	7.120	13.300
18	6.912	9.241	63	7.120	13.300
19	6.689	9.250	64	7.883	14.725
20	6.913	9.244	65	7.120	13.300
21	6.708	9.189	66	7.357	13.743
22	6.776	9.320	67	7.120	13.300
23	7.002	9.330	68	7.357	13.743
24	6.777	9.206	69	7.120	13.300
25	7.003	9.160	70	7.120	13.300
26	6.777	9.093	71	7.357	13.743
27	6.777	9.140	72	7.120	13.300
28	7.503	9.328	73	7.357	13.743
29	6.777	9.200	74	7.120	13.300
30	7.003	9.451	75	7.120	13.300
31	6.777	9.201	76	7.883	14.725
32	7.003	9.453	77	7.120	13.300
33	6.776	9.241	78	7.357	13.743
34	6.774	9.429	79	7.12	13.300
35	7.358	10.233	80	7.357	13.743
36	7.121	9.934	81	7.120	13.300
37	7.358	10.240	82	7.120	13.300
38	7.120	9.969	83	7.357	13.743
39	7.120	10.016	84	7.120	13.300
40	7.883	10.304			
41	7.120	10.388			
42	7.357	10.735			
43	7.120	10.389			
44	7.357	10.735			
45	7.120	10.408			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-5

Class 3-AV-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.378	8.119	46	8.018	11.203
2	7.140	7.881	47	8.285	12.559
3	7.140	7.880	48	8.018	12.154
4	7.632	8.372	49	8.285	12.559
5	7.139	7.880	50	8.018	12.155
6	7.377	8.121	51	8.018	12.155
7	7.138	7.883	52	8.571	13.031
8	7.376	8.120	53	8.018	13.140
9	7.138	7.882	54	8.285	13.578
10	7.137	7.882	55	8.018	13.140
11	7.375	8.120	56	8.285	13.579
12	7.138	7.885	57	8.018	13.141
13	7.375	8.809	58	8.018	13.168
14	7.138	8.571	59	8.286	14.173
15	7.138	8.571	60	8.018	13.715
16	7.902	9.336	61	8.286	14.173
17	7.138	8.570	62	8.018	13.715
18	7.376	8.812	63	8.018	13.715
19	7.138	8.573	64	8.878	15.185
20	7.376	8.812	65	8.019	13.715
21	7.138	8.574	66	8.286	14.173
22	7.336	9.195	67	8.019	13.715
23	7.581	9.463	68	8.286	14.173
24	7.337	9.207	69	8.019	13.716
25	7.581	9.092	70	8.019	13.716
26	7.339	8.837	71	8.286	14.173
27	7.339	8.837	72	8.019	13.716
28	8.125	10.054	73	8.286	14.173
29	7.339	9.188	74	8.019	13.716
30	7.584	9.463	75	8.019	13.716
31	7.339	9.191	76	8.878	15.185
32	7.584	9.464	77	8.019	13.716
33	7.340	9.192	78	8.286	14.173
34	7.366	9.532	79	8.019	13.716
35	8.270	11.052	80	8.286	14.173
36	8.003	10.734	81	8.019	13.716
37	8.270	10.003	82	8.019	13.716
38	8.009	9.718	83	8.286	14.173
39	8.010	9.718	84	8.019	13.716
40	8.877	11.183			
41	8.018	11.055			
42	8.285	11.428			
43	8.018	11.059			
44	8.285	11.429			
45	8.018	11.061			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

28


Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.785	7.285	46	7.051	10.384
2	6.566	7.066	47	7.286	11.832
3	6.566	7.066	48	7.051	11.451
4	7.019	7.520	49	7.286	11.833
5	6.566	7.067	50	7.051	11.451
6	6.785	7.286	51	7.051	11.453
7	6.566	7.067	52	7.538	12.257
8	6.785	7.286	53	7.051	12.533
9	6.566	7.067	54	7.286	12.951
10	6.566	7.067	55	7.051	12.533
11	6.785	7.286	56	7.287	12.952
12	6.566	7.068	57	7.052	12.535
13	6.785	8.287	58	7.052	12.544
14	6.566	8.068	59	7.287	13.624
15	6.566	8.068	60	7.052	13.184
16	7.269	8.772	61	7.287	13.624
17	6.566	8.068	62	7.052	13.184
18	6.785	8.287	63	7.052	13.184
19	6.566	8.068	64	7.808	14.597
20	6.786	8.290	65	7.052	13.184
21	6.580	8.144	66	7.288	13.624
22	6.658	8.595	67	7.052	13.184
23	6.881	8.837	68	7.288	13.624
24	6.659	8.601	69	7.053	13.184
25	6.881	8.838	70	7.053	13.184
26	6.660	8.605	71	7.288	13.624
27	6.660	8.640	72	7.053	13.185
28	7.373	9.677	73	7.288	13.624
29	6.660	8.889	74	7.053	13.185
30	6.882	9.135	75	7.053	13.185
31	6.660	8.889	76	7.808	14.597
32	6.882	9.137	77	7.053	13.185
33	6.660	8.920	78	7.288	13.624
34	6.665	9.140	79	7.053	13.185
35	7.286	10.671	80	7.288	13.624
36	7.051	10.376	81	7.053	13.185
37	7.287	9.176	82	7.053	13.185
38	7.050	8.909	83	7.288	13.624
39	7.051	8.945	84	7.053	13.185
40	7.807	10.191			
41	7.051	10.272			
42	7.286	10.616			
43	7.051	10.273			
44	7.286	10.616			
45	7.051	10.287			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%. 6-Month LIBOR stays at 1.23%. the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points. the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.


Aggregate (Fixed): $1,560,999,842

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

Range

Total Number of Loans	9,178		
Total Outstanding Loan Balance	$1,560,999,842		
Average Loan Balance	$170,081	$10,951 to $996,853	
WA Mortgage Rate	7.078%	4.250% to 14.500%	
Net WAC	6.521%	3.101% to 13.991%	
WA Original Term (months)	342	120 to 360	
WA Remaining Term (months)	340	56 to 360	
WA LTV	76.69%	6.78% to 100.00%	
Percentage of Pool with CLTV > 100%	0.00%		
WA FICO	624		
WA DTI%	N/A		
Percentage of Pool with Prepayment Penalties at Loan Orig	75.43%		
Percentage of Pool Secured by: 1st Liens	96.67%		
Percentage of Pool Secured by: 2nd Liens	3.33%		
Prepay Penalty (Hard/Soft): HARD	100.00%		

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 43.78%	SFR: 79.88%	FULL DOC: 73.72%	RFCO: 74.17%	OOC: 97.84%	A: 71.65%	0: 24.57%
FL: 7.90%	PUD: 11.95%	STATED: 25.79%	PURCH: 15.07%	NOO: 1.70%	A-: 10.89%	6: 0.02%
NY: 6.81%	CONDO: 3.93%	SIMPLE: 0.42%	REFI: 10.76%	2ND: 0.47%	B: 10.04%	12: 5.45%
MA: 4.65%	2-4 UNIT: 3.41%	STREAMLI: 0.06%			C: 5.18%	24: 4.05%
TX: 4.58%	MANUF: 0.64%				C-: 2.08%	30: 0.01%
					D: 0.15%	36: 22.78%
						60: 43.13%

Aggregate (Fixed): $1,560,999,842

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$684,090	11	0.04	$62,190	6.500	10.550	8.497	7.988	115.18	4.32	567	69.2
FIXED 15YR - CC	$2,230,295	23	0.14	$96,969	7.750	10.250	8.352	7.843	178.24	1.76	586	76.0
FIXED 15YR	$90,077,965	715	5.77	$125,983	4.250	11.575	7.036	6.477	177.35	2.50	619	70.3
FIXED 20YR	$7,197,765	55	0.46	$130,868	5.125	11.025	6.734	5.962	235.89	3.91	645	75.6
FIXED 25YR	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
FIXED 30YR - CC	$36,284,393	226	2.32	$160,550	7.750	11.250	8.234	7.707	357.92	1.92	582	76.5
FIXED 30YR	$1,359,753,140	6,874	87.11	$197,811	4.600	14.000	6.904	6.345	357.59	2.20	624	76.3
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$11,295,860	308	0.72	$36,675	7.500	14.500	10.921	10.412	177.77	2.14	649	94.8
FIXED 20YR - 2ND	$26,539,041	558	1.70	$47,561	6.990	14.500	10.922	10.413	237.70	2.17	650	98.3
FIX30/15 BAL	$12,407,161	87	0.79	$142,611	5.625	10.990	7.648	7.119	176.86	3.14	622	78.0
FIX30/15 BAL - 2ND	$14,092,943	314	0.90	$44,882	7.500	14.000	10.243	9.734	176.68	3.32	672	98.2
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$803,131	16	0.05	$50,196	5.125	12.500	8.735	8.226	115.66	3.90	572	71.0
Fixed 180	$130,104,225	1,447	8.33	$89,913	4.250	14.500	7.801	7.256	177.28	2.61	627	76.3
Fixed 240	$33,736,806	613	2.16	$55,036	5.125	14.500	10.028	9.463	237.32	2.54	649	93.5
Fixed 300	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
Fixed 360	$1,396,037,533	7,100	89.43	$196,625	4.600	14.000	6.938	6.381	357.60	2.19	623	76.3
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$4,822,097	243	0.31	$19,844	5.125	14.500	10.851	10.342	194.23	4.98	648	93.6
$25000.01 - $50000	$30,211,505	791	1.94	$38,194	5.875	14.500	10.175	9.661	234.21	4.22	636	87.8
$50000.01 - $75000	$64,460,384	1,027	4.13	$62,766	5.500	13.500	8.793	8.254	284.89	2.54	620	80.4
$75000.01 - $100000	$95,608,191	1,081	6.12	$88,444	5.250	14.000	7.951	7.400	316.31	2.35	611	77.5
$100000.01 - $ 150000	217,127,797	1,722	13.91	$126,090	4.875	12.125	7.405	6.865	335.27	2.21	613	75.9
$150000.01 - $ 200000	262,547,361	1,502	16.82	$174,799	4.250	10.875	6.981	6.445	344.50	2.07	616	74.7
$200000.01 - $ 250000	207,741,842	925	13.31	$224,586	4.500	10.450	6.841	6.313	347.32	2.00	622	76.3
$250000.01 - $ 300000	157,394,923	574	10.08	$274,207	4.375	11.125	6.759	6.230	352.15	1.90	629	77.5

Countrywide

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (Fixed): $1,560,999,842

Detailed Report

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$300000.01 - $350000	147,764,923	450	9.47	$328,366	5.000	9.125	6.677	6.054	351.96	2.29	629	78.5
$350000.01 - $400000	161,584,964	429	10.35	$376,655	5.000	9.625	6.606	5.986	351.76	2.36	633	77.4
$400000.01 - $450000	$74,191,176	174	4.75	$426,386	5.000	10.750	6.556	5.971	353.43	2.37	641	78.3
$450000.01 - $500000	$75,371,487	157	4.83	$480,073	5.250	8.875	6.511	5.919	351.99	2.31	637	74.8
$500000.01 - $550000	$21,605,891	41	1.38	$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
$550000.01 - $600000	$15,617,335	27	1.00	$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
$600000.01 - $650000	$7,530,782	12	0.48	$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
$650000.01 - $700000	$6,031,446	9	0.39	$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
$700000.01 - $750000	$2,163,509	3	0.14	$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
$750000.01 - $800000	$4,616,693	6	0.30	$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
$800000.01 - $850000	$829,897	1	0.05	$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
$900000.01 - $950000	$1,823,610	2	0.12	$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
$950000.01 - $1000000	$1,954,028	2	0.13	$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$4,469,378	48	0.29	$93,112	6.375	11.875	8.355	7.846	336.67	1.69	606	86.0
AK	$570,880	3	0.04	$190,293	6.500	9.650	7.482	6.973	358.00	2.00	591	80.0
AZ	$18,264,723	162	1.17	$112,745	5.500	13.125	7.462	6.869	324.59	2.68	623	83.4
AR	$3,617,009	39	0.23	$92,744	6.500	11.375	8.033	7.524	325.34	1.95	600	81.7
CA	$683,431,280	3,243	43.78	$210,740	4.375	13.500	6.789	6.230	343.37	2.19	631	74.9
CO	$19,051,075	111	1.22	$171,631	5.100	12.750	7.179	6.650	340.70	2.30	639	82.6
CT	$15,837,988	75	1.01	$211,173	5.375	11.750	6.946	6.364	352.05	2.44	628	76.6
DE	$2,415,430	14	0.15	$172,531	6.625	8.875	7.423	6.914	349.41	2.57	588	80.4
DC	$1,795,749	5	0.12	$359,150	6.875	8.050	7.302	6.793	357.27	2.73	640	87.5
FL	$123,380,691	910	7.90	$135,583	5.125	14.000	7.349	6.799	339.89	2.28	614	79.0
GA	$18,752,041	164	1.20	$114,342	5.125	12.375	7.911	7.402	326.49	2.12	604	79.9
HI	$28,413,958	125	1.82	$227,312	5.500	11.750	6.803	6.294	345.33	1.83	649	78.3
ID	$5,489,086	66	0.35	$83,168	5.500	14.500	7.883	7.255	325.57	3.15	633	81.2
IL	$19,363,551	122	1.24	$158,718	5.000	11.300	7.011	6.491	307.88	2.26	632	77.8
IN	$8,717,401	82	0.56	$106,310	5.500	10.875	7.641	7.096	334.77	2.41	624	84.4
IA	$822,472	12	0.05	$68,539	6.750	12.990	8.815	7.988	297.18	3.19	630	80.8
KS	$2,390,527	18	0.15	$132,807	5.500	11.500	7.701	7.192	327.98	2.60	600	78.2
KY	$4,859,179	46	0.31	$105,634	5.875	10.875	7.694	7.185	324.56	2.04	623	84.9
LA	$13,619,022	116	0.87	$117,405	5.500	12.700	7.439	6.891	328.48	2.21	613	79.6
ME	$6,709,283	49	0.43	$136,924	6.000	9.750	7.070	6.475	350.46	1.63	603	77.2
MD	$25,290,665	127	1.62	$199,139	5.130	13.500	7.333	6.802	339.18	2.38	622	78.1

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
State												
MA	$72,562,212	337	4.65	$215,318	4.875	11.875	6.849	6.322	351.27	2.06	608	70.6
MI	$16,896,114	155	1.08	$109,007	5.500	13.375	7.793	7.261	321.51	2.43	616	78.8
MN	$10,487,185	66	0.67	$158,897	5.875	10.875	7.364	6.855	341.71	2.77	630	81.1
MS	$4,046,360	56	0.26	$72,256	6.874	11.625	8.548	8.039	302.08	2.58	611	82.2
MO	$14,522,087	156	0.93	$93,090	5.250	13.100	7.656	7.129	332.89	1.92	623	82.9
MT	$776,439	7	0.05	$110,920	6.400	12.500	7.327	6.447	324.70	4.42	668	76.1
NE	$747,245	11	0.05	$67,931	6.500	11.875	7.786	7.277	350.23	2.41	595	72.1
NV	$19,389,478	129	1.24	$150,306	5.625	11.500	7.366	6.811	340.60	2.29	628	82.2
NH	$14,622,467	85	0.94	$172,029	5.500	12.950	6.999	6.359	351.50	1.99	612	77.5
NJ	$36,171,950	170	2.32	$212,776	4.250	13.625	7.091	6.521	333.24	2.34	607	73.8
NM	$2,976,144	24	0.19	$124,006	6.750	14.500	7.785	7.276	339.01	2.93	637	81.0
NY	$106,295,106	440	6.81	$241,580	5.500	12.000	7.015	6.422	347.87	2.14	619	73.9
NC	$8,441,982	76	0.54	$111,079	5.500	12.750	8.049	7.494	324.43	2.31	612	81.9
ND	$101,542	3	0.01	$33,847	8.250	10.875	8.968	8.459	306.76	1.38	656	87.0
OH	$15,824,706	140	1.01	$113,034	5.250	12.500	7.629	7.088	332.89	2.76	617	81.0
OK	$5,755,653	62	0.37	$92,833	5.990	11.875	7.873	7.354	326.82	2.01	620	85.4
OR	$13,701,915	121	0.88	$113,239	5.500	12.500	7.429	6.903	328.74	2.28	641	81.8
PA	$28,634,843	209	1.83	$137,009	5.250	13.875	7.245	6.720	329.33	2.17	608	78.3
RI	$3,964,202	21	0.25	$188,772	6.125	10.950	7.302	6.793	339.90	2.65	636	58.6
SC	$5,107,918	47	0.33	$108,679	5.750	11.500	7.638	7.129	325.40	2.68	609	73.4
SD	$285,361	3	0.02	$95,120	7.375	10.875	8.127	7.618	319.55	1.79	637	88.2
TN	$15,298,773	160	0.98	$95,617	5.625	12.000	7.909	7.330	318.47	3.56	622	83.1
TX	$71,516,905	555	4.58	$128,859	5.500	14.000	7.495	6.906	335.23	2.22	616	79.3
UT	$12,526,187	113	0.80	$110,851	5.375	13.125	7.618	7.071	316.59	2.10	619	83.4
VT	$275,558	3	0.02	$91,853	8.530	10.250	9.063	8.554	358.11	1.89	615	80.7
VA	$30,733,604	175	1.97	$175,621	5.375	13.500	7.259	6.714	335.25	2.22	609	78.3
WA	$35,803,142	259	2.29	$138,236	5.500	12.500	7.239	6.675	331.88	2.52	628	81.8
WV	$2,115,461	16	0.14	$132,216	5.750	11.250	7.078	6.448	336.95	3.01	685	65.9
WI	$3,192,304	34	0.20	$93,891	5.250	10.990	7.771	7.208	294.44	2.38	633	79.1
WY	$965,610	8	0.06	$120,701	6.500	10.875	7.410	6.901	350.02	2.00	619	70.7
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)												
50.00 or Less	$65,756,164	378	4.21	$173,958	4.250	12.990	6.566	6.057	334.81	2.07	645	40.9
50.01-55.00	$36,247,762	200	2.32	$181,239	4.500	12.000	6.643	6.134	333.51	2.15	625	52.7
55.01-60.00	$94,876,232	557	6.08	$170,334	5.000	12.625	6.738	6.229	336.93	2.83	613	57.8
60.01-65.00	$128,308,876	786	8.22	$163,243	4.625	14.000	6.855	6.346	336.54	2.85	606	63.0

Aggregate (Fixed): $1,560,999,842

Detailed Report

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
65.01-70.00	$144,439,499	779	9.25	$185,417	5.125	13.125	6.867	6.309	342.33	2.09	608	68.3
70.01-75.00	$172,084,220	911	11.02	$188,896	5.250	13.625	6.884	6.327	342.12	2.05	612	73.6
75.01-80.00	$354,432,836	1,826	22.71	$194,103	5.250	13.875	6.843	6.266	346.48	2.11	623	79.0
80.01-85.00	$181,462,556	920	11.62	$197,242	5.125	13.500	7.001	6.424	350.33	2.08	621	83.9
85.01-90.00	$205,704,149	1,018	13.18	$202,067	4.875	13.375	7.152	6.570	345.93	2.12	637	89.2
90.01-95.00	$51,523,990	276	3.30	$186,681	5.500	13.500	7.416	6.818	343.02	2.37	643	94.0
95.01-100.00	$126,163,560	1,527	8.08	$82,622	5.500	14.500	8.967	8.434	298.85	2.44	649	99.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Current Gross Coupon											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$701,923	3	0.04	$233,974	4.250	4.500	4.377	3.868	177.13	2.87	759	36.7
4.501 - 5.000	$3,158,571	12	0.20	$263,214	4.600	5.000	4.909	4.400	264.69	2.60	740	46.2
5.001 - 5.500	$47,117,857	182	3.02	$258,889	5.100	5.500	5.459	4.927	345.93	1.88	701	67.9
5.501 - 6.000	$167,516,389	648	10.73	$258,513	5.570	6.000	5.865	5.313	346.68	2.21	662	70.0
6.001 - 6.500	$342,699,390	1,401	21.95	$244,611	6.025	6.500	6.364	5.778	347.19	2.22	637	74.5
6.501 - 7.000	$443,098,135	2,147	28.39	$206,380	6.525	7.000	6.813	6.267	347.26	2.02	616	76.5
7.001 - 7.500	$187,627,379	1,117	12.02	$167,974	7.020	7.500	7.343	6.799	342.42	1.99	604	77.8
7.501 - 8.000	$153,649,525	1,038	9.84	$148,025	7.525	8.000	7.817	7.263	339.05	2.16	596	78.7
8.001 - 8.500	$69,736,601	532	4.47	$131,084	8.050	8.500	8.323	7.735	336.97	2.70	595	81.2
8.501 - 9.000	$54,067,558	497	3.46	$108,788	8.525	9.000	8.807	8.228	333.48	3.56	602	83.2
9.001 - 9.500	$18,837,762	200	1.21	$94,189	9.050	9.500	9.304	8.764	323.93	3.10	593	84.1
9.501 - 10.000	$16,803,711	228	1.08	$73,700	9.525	10.000	9.835	9.326	290.20	3.41	609	88.2
10.001 - 10.500	$7,613,453	128	0.49	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	2.47	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.29	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.18	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.07	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.03	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.04	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.01	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.00	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Property Type												
SFR	$1,246,924,315	7,378	79.88	$169,006	4.250	14.500	7.072	6.515	339.12	2.24	623	76.5
PUD	$186,595,217	963	11.95	$193,765	4.675	13.500	7.064	6.502	344.14	2.09	625	80.0
CONDO	$61,358,644	442	3.93	$138,820	4.500	13.500	7.201	6.660	342.01	2.13	634	78.6
2-4 UNITS	$53,201,994	258	3.41	$206,209	5.500	13.375	6.965	6.443	341.08	2.49	629	69.0
MANUF	$9,995,837	125	0.64	$79,967	6.375	14.000	8.021	7.296	323.22	4.04	621	74.5
HI CONDO	$2,923,835	12	0.19	$243,653	5.500	7.625	6.511	6.002	357.34	2.60	669	71.8
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Purpose												
RFCO	$1,157,861,090	6,259	74.17	$184,991	4.250	13.875	6.945	6.389	342.44	2.20	617	74.2
PURCH	$235,180,395	2,003	15.07	$117,414	5.250	14.500	7.883	7.323	327.11	2.35	649	88.1
REFI	$167,958,356	916	10.76	$183,361	4.500	13.250	6.868	6.307	339.70	2.34	636	77.8
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Occupancy												
OOC	$1,527,245,662	8,926	97.84	$171,101	4.250	14.500	7.073	6.517	339.96	2.22	624	76.8
NOO	$26,470,732	214	1.70	$123,695	5.625	13.875	7.330	6.739	332.36	3.65	642	69.3
2ND HM	$7,283,447	38	0.47	$191,670	5.875	9.750	7.126	6.617	341.83	1.92	617	70.0
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Months Remaining to Scheduled Maturity												
1 - 120	$1,168,856	30	0.07	$38,962	5.125	12.500	8.962	8.453	110.11	26.59	591	67.5
121 - 180	$129,738,500	1,433	8.31	$90,536	4.250	14.500	7.797	7.251	177.51	2.40	627	76.3
181 - 300	$36,127,695	645	2.31	$56,012	5.125	14.500	9.897	9.328	240.28	4.99	649	91.4
301 - 360	$1,393,964,791	7,070	89.30	$197,166	4.600	14.000	6.936	6.379	357.72	2.13	623	76.3
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**

Countrywide

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (Fixed): $1,560,999,842

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,150,778,618	6,895	73.72	$166,900	4.250	14.500	7.062	6.502	340.32	2.25	620	77.3
STATED	$402,636,316	2,234	25.79	$180,231	4.500	14.000	7.119	6.571	338.53	2.18	635	75.1
SIMPLE	$6,620,749	45	0.42	$147,128	6.000	11.125	7.432	6.892	333.27	3.89	622	73.1
STREAMLI	$964,159	4	0.06	$241,040	6.000	8.000	6.493	5.984	358.11	1.89	629	76.1
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$2,127,600	12	0.14	$177,300	5.500	8.625	6.146	5.637	349.91	2.40	804	66.3
781 - 800	$9,983,831	53	0.64	$188,374	4.375	12.500	6.073	5.545	338.10	2.14	791	63.7
761 - 780	$24,349,670	109	1.56	$223,391	4.250	11.125	5.946	5.411	343.98	2.27	770	70.5
741 - 760	$21,462,825	119	1.37	$180,360	4.600	11.990	6.336	5.827	332.88	1.94	750	75.4
721 - 740	$34,115,263	185	2.19	$184,407	5.250	12.990	6.603	6.081	337.30	2.81	729	74.7
701 - 720	$54,384,064	305	3.48	$178,308	4.500	14.000	6.648	6.108	336.81	2.45	709	79.6
681 - 700	$81,087,983	463	5.19	$175,136	5.000	13.500	6.788	6.211	333.59	2.35	689	79.2
661 - 680	$131,534,657	772	8.43	$170,382	4.625	13.500	6.894	6.291	337.70	2.25	670	80.0
641 - 660	$188,736,882	1,136	12.09	$166,142	5.250	13.875	6.999	6.448	339.54	2.19	650	79.6
621 - 640	$222,748,582	1,326	14.27	$167,985	5.375	14.500	7.057	6.497	336.88	2.24	631	79.5
601 - 620	$244,696,879	1,408	15.68	$173,790	5.250	14.500	7.132	6.572	342.71	2.22	611	77.2
581 - 600	$204,914,455	1,201	13.13	$170,620	4.875	13.500	7.220	6.665	340.55	2.26	591	76.8
561 - 580	$148,453,091	866	9.51	$171,424	5.500	13.625	7.220	6.652	341.68	2.18	571	73.8
541 - 560	$100,226,058	613	6.42	$163,501	5.500	14.000	7.399	6.863	343 54	2.06	551	70.7
521 - 540	$55,542,332	360	3.56	$154,284	5.625	12.875	7.659	7.136	341.38	2.00	531	69.2
501 - 520	$32,797,739	219	2.10	$149,761	6.000	12.300	7.989	7.476	346.25	2.20	512	69.9
500 or Less	$3,154,528	23	0.20	$137,153	7.250	9.975	8.130	7.621	348.27	2.81	496	68.1
NOT SCORED	$683,404	8	0.04	$85,425	7.500	10.375	8.253	7.744	311.04	19.56	N/A	65.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,118,528,332	6,458	71.65	$173,200	4.250	14.500	6.972	6.409	339.03	2.26	644	78.7
A-	$169,935,640	979	10.89	$173,581	5.500	14.000	7.164	6.604	341.85	2.36	584	75.2
B	$156,796,625	942	10.04	$166,451	5.500	13.625	7.259	6.714	341.81	2.17	581	70.8
C	$80,894,937	550	5.18	$147,082	5.500	12.300	7.624	7.115	341.34	1.92	552	67.8

Aggregate (Fixed): $1,560,999,842

Detailed Report

				Grade								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
C-	$32,431,747	224	2.08	$144,785	5.500	12.000	7.888	7.379	344.15	2.05	525	68.3
D	$2,412,561	25	0.15	$96,502	7.000	11.800	9.039	8.530	336.95	2.80	529	61.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

			Collateral Grouped by Prepayment Penalty Months									
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$383,493,697	2,741	24.57	$139,910	4.250	14.500	7.512	6.947	329.59	2.23	619	77.4
6	$266,364	2	0.02	$133,182	6.875	8.125	7.310	6.801	356.00	4.00	608	77.2
12	$85,056,033	385	5.45	$220,925	5.250	12.500	7.040	6.462	344.68	2.46	622	73.3
24	$63,276,040	412	4.05	$153,583	5.500	13.500	7.252	6.669	321.94	2.53	631	77.0
30	$95,415	1	0.01	$95,415	5.990	5.990	5.990	5.481	356.00	4.00	597	76.6
36	$355,611,309	1,974	22.78	$180,148	4.600	13.375	6.913	6.338	341.00	2.64	638	76.4
60	$673,200,985	3,663	43.13	$183,784	4.375	13.500	6.905	6.368	346.12	1.97	619	76.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7


Group 2 (Fixed): $991,257,618

Detailed Report

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	5,396			
Total Outstanding Loan Balance	$991,257,618			
Average Loan Balance	$183,702	$10,951	to	$996,853
WA Mortgage Rate	7.043%	4.375%	to	14.500%
Net WAC	6.483%	3.101%	to	13.991%
WA Original Term (months)	343	120	to	360
WA Remaining Term (months)	341	56	to	360
WA LTV	77.34%	6.78%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	624			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	84.13%			
Percentage of Pool Secured by: 1st Liens	95.62%			
Percentage of Pool Secured by: 2nd Liens	4.38%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 52.99%	SFR: 80.01%	FULL DOC: 74.32%	RFCO: 73.15%	OOC: 98.36%	A: 72.87%	0: 15.87%
FL: 9.23%	PUD: 14.10%	STATED: 25.19%	PURCH: 16.23%	NOO: 1.12%	A-: 10.83%	12: 2.61%
NY: 3.83%	CONDO: 3.56%	SIMPLE: 0.41%	REFI: 10.62%	2ND: 0.52%	B: 9.66%	24: 2.90%
TX: 3.10%	2-4 UNIT: 1.63%	STREAMLI: 0.08%			C: 4.48%	36: 10.79%
WA: 2.64%	MANUF: 0.52%				C-: 2.00%	60: 67.83%
					D: 0.16%	

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Description												
FIXED 10YR	$353,206	7	0.04	$50,458	6.500	10.550	9.130	8.621	114.16	5.53	579	73.8
FIXED 15YR - CC	$1,356,706	14	0.14	$96,908	7.750	10.250	8.397	7.888	178.21	1.79	585	73.9
FIXED 15YR	$48,325,194	339	4.88	$142,552	4.375	11.575	6.904	6.356	177.62	2.27	618	70.7
FIXED 20YR	$1,483,884	8	0.15	$185,486	5.250	11.025	6.540	5.443	236.07	3.82	617	77.6
FIXED 30YR - CC	$29,284,254	174	2.95	$168,300	7.750	11.250	8.229	7.698	357.98	1.88	582	77.2
FIXED 30YR	$862,061,914	3,830	86.97	$225,081	5.000	14.000	6.807	6.243	357.75	2.08	624	76.7
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$9,720,783	269	0.98	$36,137	9.500	14.500	11.163	10.654	177.88	2.02	650	96.4
FIXED 20YR - 2ND	$25,918,622	543	2.61	$47,732	8.000	14.500	10.952	10.443	237.70	2.17	650	98.4
FIX30/15 BAL	$5,012,510	31	0.51	$161,694	5.625	10.990	7.540	6.982	176.80	3.20	622	80.2
FIX30/15 BAL - 2ND	$7,621,502	176	0.77	$43,304	10.125	14.000	10.969	10.460	176.78	3.22	662	98.4
	$991,257,618	**5,396**	**100.00**	**$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Description												
Fixed 120	$472,248	12	0.05	$39,354	5.125	12.500	9.376	8.867	115.25	4.52	584	75.7
Fixed 180	$72,036,696	829	7.27	$86,896	4.375	14.500	7.981	7.442	177.52	2.39	627	77.8
Fixed 240	$27,402,506	551	2.76	$49,732	5.250	14.500	10.713	10.173	237.61	2.26	648	97.3
Fixed 360	$891,346,168	4,004	89.92	$222,614	5.000	14.000	6.854	6.291	357.76	2.08	623	76.7
	$991,257,618	**5,396**	**100.00**	**$183,702**	**4.375**	**14.500**	**7.043**	**6.483**	**341.22**	**2.10**	**624**	**77.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Current Balance												
$0 - $25000	$4,154,623	210	0.42	$19,784	5.125	14.500	11.101	10.592	196.06	4.61	647	95.0
$25000.01 - $50000	$22,003,878	588	2.22	$37,422	5.875	14.500	10.667	10.158	231.67	3.53	635	90.9
$50000.01 - $75000	$37,871,957	610	3.82	$62,085	5.750	13.500	9.315	8.793	282.10	2.05	621	84.1
$75000.01 - $100000	$49,372,998	557	4.98	$88,641	5.625	14.000	8.179	7.661	316.40	1.84	609	78.6
$100000.01 - $ 150000	108,332,348	861	10.93	$125,822	5.500	12.125	7.462	6.950	336.72	1.78	606	77.3
$150000.01 - $ 200000	124,716,594	715	12.58	$174,429	5.250	10.875	6.914	6.400	346.52	1.72	611	75.1
$200000.01 - $ 250000	$90,014,409	401	9.08	$224,475	5.500	10.450	6.804	6.283	349.44	1.69	616	76.8
$250000.01 - $ 300000	$64,745,317	236	6.53	$274,345	4.375	11.125	6.674	6.158	353.54	1.57	629	77.9
$300000.01 - $ 350000	122,327,834	369	12.34	$331,512	5.130	9.125	6.687	6.044	351.16	2.36	626	78.7
$350000.01 - $ 400000	158,207,077	420	15.96	$376,684	5.000	9.625	6.603	5.982	351.61	2.38	632	77.3


Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				Range of Current Balance								
$400000.01 - $ 450000	$72,908,667	171	7.36	$426,366	5.000	10.750	6.543	5.956	353.36	2.37	641	78.4
$450000.01 - $ 500000	$74,428,725	155	7.51	$480,185	5.250	8.875	6.512	5.919	351.91	2.32	637	74.8
$500000.01 - $ 550000	$21,605,891	41	2.18	$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
$550000.01 - $ 600000	$15,617,335	27	1.58	$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
$600000.01 - $ 650000	$7,530,782	12	0.76	$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
$650000.01 - $ 700000	$6,031,446	9	0.61	$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
$700000.01 - $ 750000	$2,163,509	3	0.22	$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
$750000.01 - $ 800000	$4,616,693	6	0.47	$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
$800000.01 - $ 850000	$829,897	1	0.08	$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
$900000.01 - $ 950000	$1,823,610	2	0.18	$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
$950000.01 - $ 1000000	$1,954,028	2	0.20	$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				State								
AL	$4,078,207	43	0.41	$94,842	6.375	11.875	8.319	7.810	337.63	1.61	603	85.5
AZ	$12,378,250	115	1.25	$107,637	5.500	13.125	7.569	6.953	322.96	1.97	612	82.6
AR	$1,632,434	16	0.16	$102,027	6.750	11.375	7.963	7.454	353.22	1.97	601	85.3
CA	$525,240,915	2,362	52.99	$222,371	4.375	13.500	6.789	6.229	344.13	2.05	628	75.3
CO	$13,502,294	74	1.36	$182,463	5.490	12.750	7.244	6.707	341.62	2.23	636	83.9
CT	$8,359,162	28	0.84	$298,542	5.875	11.750	6.937	6.350	354.16	2.34	624	74.6
DE	$1,308,748	8	0.13	$163,593	6.625	8.875	7.455	6.946	343.30	2.00	575	83.5
DC	$1,556,542	4	0.16	$389,136	6.875	8.050	7.348	6.839	357.46	2.54	624	85.6
FL	$91,445,636	674	9.23	$135,676	5.125	14.000	7.345	6.796	341.77	2.06	613	78.9
GA	$4,199,805	42	0.42	$99,995	6.125	12.375	8.291	7.782	314.86	2.51	606	79.9
HI	$25,011,405	112	2.52	$223,316	5.500	11.750	6.795	6.286	343.68	1.74	652	79.0
ID	$4,932,691	60	0.50	$82,212	5.500	14.500	7.865	7.223	333.21	1.81	633	81.5
IL	$5,151,504	16	0.52	$321,969	5.000	11.300	6.755	6.246	302.68	2.74	644	79.1
IN	$5,068,824	43	0.51	$117,880	5.625	10.875	7.855	7.316	327.12	2.25	615	85.6
IA	$226,645	5	0.02	$45,329	10.500	12.990	11.126	10.617	224.42	1.72	609	81.0
KS	$1,271,337	7	0.13	$181,620	6.000	11.500	7.104	6.595	346.33	2.03	593	73.5
KY	$3,142,119	26	0.32	$120,851	5.875	10.875	7.442	6.933	331.47	1.77	622	84.6
LA	$11,839,463	102	1.19	$116,073	5.500	12.700	7.450	6.895	328.12	2.25	612	79.4
ME	$348,999	1	0.04	$348,999	6.250	6.250	6.250	4.101	357.00	3.00	663	89.7
MD	$12,254,150	45	1.24	$272,314	5.130	13.500	7.303	6.794	339.20	2.41	624	79.2
MA	$21,589,288	67	2.18	$322,228	5.500	11.875	6.732	6.198	348.68	2.49	620	73.8
MI	$4,048,184	40	0.41	$101,205	6.625	13.375	8.277	7.768	297.87	3.45	608	79.6
MN	$2,703,146	16	0.27	$168,947	6.250	10.875	7.304	6.795	334.15	2.67	635	82.7

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				State								
MS	$2,586,420	40	0.26	$64,660	6.874	11.625	8.599	8.090	291.73	1.88	609	80.8
MO	$10,008,945	111	1.01	$90,171	5.875	13.100	7.681	7.172	335.84	1.71	609	81.9
MT	$255,832	4	0.03	$63,958	6.875	12.500	7.950	7.441	330.53	1.10	699	75.6
NE	$419,053	6	0.04	$69,842	6.875	11.875	7.969	7.460	345.22	1.66	581	65.9
NV	$13,312,521	86	1.34	$154,797	5.625	11.500	7.423	6.914	341.52	1.72	622	82.3
NH	$4,297,260	25	0.43	$171,890	5.500	12.950	6.857	6.095	350.46	1.98	616	76.8
NJ	$12,671,770	35	1.28	$362,051	5.625	13.625	6.782	6.121	338.46	2.85	623	77.7
NM	$644,936	4	0.07	$161,234	7.000	14.500	8.191	7.682	342.46	3.62	629	85.2
NY	$37,915,764	103	3.83	$368,114	5.625	12.000	6.940	6.273	350.93	2.35	617	77.4
NC	$2,186,545	16	0.22	$136,659	6.000	12.750	8.326	7.817	339.43	2.91	621	83.5
ND	$16,443	1	0.00	$16,443	10.875	10.875	10.875	10.366	179.00	1.00	653	100.0
OH	$10,871,767	97	1.10	$112,080	5.750	12.500	7.708	7.176	336.54	2.37	614	79.9
OK	$4,160,258	45	0.42	$92,450	6.375	11.875	7.847	7.338	328.96	1.60	620	84.5
OR	$7,821,564	74	0.79	$105,697	5.500	12.500	7.549	7.040	323.61	2.09	631	81.8
PA	$17,634,247	127	1.78	$138,852	5.500	13.875	7.408	6.893	331.42	1.94	599	79.2
RI	$1,438,762	5	0.15	$287,752	6.500	10.950	7.481	6.972	353.23	2.79	677	33.0
SC	$2,113,030	17	0.21	$124,296	5.750	11.500	7.498	6.989	339.51	2.77	635	69.9
SD	$61,303	2	0.01	$30,652	10.875	10.875	10.875	10.366	179.00	1.00	674	100.0
TN	$10,339,867	111	1.04	$93,152	6.000	12.000	7.991	7.419	316.78	2.81	625	85.9
TX	$30,714,816	171	3.10	$179,619	5.625	14.000	7.523	6.930	349.62	2.13	620	81.2
UT	$7,773,592	78	0.78	$99,661	5.375	13.125	7.702	7.193	308.18	1.76	620	83.7
VT	$75,468	1	0.01	$75,468	10.250	10.250	10.250	9.741	359.00	1.00	577	79.5
VA	$23,747,720	125	2.40	$189,982	5.375	13.500	7.217	6.661	337.12	2.15	606	79.1
WA	$26,123,241	185	2.64	$141,207	5.500	12.500	7.281	6.702	330.69	2.17	626	82.9
WV	$1,113,230	3	0.11	$371,077	5.750	11.250	6.316	5.807	350.69	2.90	767	54.5
WI	$1,173,468	13	0.12	$90,267	6.250	10.990	8.210	7.701	302.46	1.56	618	85.0
WY	$490,049	5	0.05	$98,010	6.500	10.875	7.541	7.032	342.42	1.84	611	76.2
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
			Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)									
50.00 or Less	$40,354,380	188	4.07	$214,651	4.375	12.990	6.422	5.913	339.95	2.07	650	40.9
50.01-55.00	$22,498,662	112	2.27	$200,881	5.250	12.000	6.629	6.120	332.76	2.08	625	52.7
55.01-60.00	$53,619,641	286	5.41	$187,481	5.350	12.625	6.628	6.119	342.32	2.27	614	57.8
60.01-65.00	$71,381,308	404	7.20	$176,686	5.130	14.000	6.783	6.274	339.49	2.72	606	62.9
65.01-70.00	$93,504,305	448	9.43	$208,715	5.500	13.125	6.794	6.243	346.20	1.97	606	68.3
70.01-75.00	$110,859,189	516	11.18	$214,843	5.375	13.625	6.758	6.208	344.03	1.93	616	73.6
75.01-80.00	$213,090,338	905	21.50	$235,459	5.250	13.875	6.717	6.138	348.55	2.00	621	78.9

Group 2 (Fixed): $991,257,618

Detailed Report

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
80.01-85.00	$121,930,112	566	12.30	$215,424	5.500	13.500	6.919	6.334	351.83	2.03	620	83.8
85.01-90.00	$140,105,749	618	14.13	$226,708	5.125	13.375	7.060	6.462	348.34	2.03	636	89.2
90.01-95.00	$34,979,093	167	3.53	$209,456	5.625	13.500	7.358	6.748	344.26	2.32	643	94.0
95.01-100.00	$88,934,842	1,186	8.97	$74,987	6.250	14.500	9.313	8.779	291.43	2.27	647	99.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$297,615	1	0.03	$297,615	4.375	4.375	4.375	3.866	178.00	2.00	796	30.3
4.501 - 5.000	$1,197,213	3	0.12	$399,071	5.000	5.000	5.000	4.491	233.13	3.37	752	37.0
5.001 - 5.500	$32,866,801	110	3.32	$298,789	5.125	5.500	5.476	4.940	347.02	1.78	699	67.4
5.501 - 6.000	$117,768,746	397	11.88	$296,647	5.625	6.000	5.866	5.296	348.26	2.15	659	70.2
6.001 - 6.500	$240,679,222	848	24.28	$283,820	6.050	6.500	6.367	5.774	348.53	2.14	634	74.9
6.501 - 7.000	$291,143,958	1,252	29.37	$232,543	6.550	7.000	6.806	6.252	349.21	2.04	614	77.5
7.001 - 7.500	$101,062,470	556	10.20	$181,767	7.050	7.500	7.348	6.800	345.49	1.92	601	79.0
7.501 - 8.000	$82,459,340	515	8.32	$160,115	7.590	8.000	7.815	7.280	343.05	1.86	591	79.3
8.001 - 8.500	$32,408,363	231	3.27	$140,296	8.050	8.500	8.314	7.749	344.26	2.01	593	83.6
8.501 - 9.000	$23,805,907	194	2.40	$122,711	8.550	9.000	8.801	8.275	343.21	2.14	595	85.3
9.001 - 9.500	$7,422,924	67	0.75	$110,790	9.125	9.500	9.259	8.672	346.38	2.86	591	88.1
9.501 - 10.000	$4,160,017	49	0.42	$84,898	9.600	10.000	9.777	9.268	332.10	2.15	599	89.8
10.001 - 10.500	$7,613,453	128	0.77	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	3.88	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.46	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.28	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.11	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.05	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.07	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.02	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.01	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$793,095,975	4,336	80.01	$182,910	4.375	14.500	7.031	6.473	340.31	2.11	623	76.9
PUD	$139,772,934	650	14.10	$215,035	5.375	13.500	7.023	6.448	346.93	2.02	626	80.3


SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 2 (Fixed): $991,257,618

Detailed Report

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
CONDO	$35,282,859	259	3.56	$136,227	5.625	13.500	7.311	6.765	340.49	1.95	631	79.8
2-4 UNITS	$16,144,600	82	1.63	$196,885	5.500	13.375	7.014	6.505	341.44	2.48	626	67.1
MANUF	$5,156,208	63	0.52	$81,845	6.625	14.000	8.083	7.371	326.36	3.52	619	74.6
HI CONDO	$1,805,043	6	0.18	$300,841	5.750	7.500	6.321	5.812	357.21	2.79	688	72.3
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$725,118,068	3,482	73.15	$208,248	4.375	13.875	6.867	6.310	345.10	2.08	617	74.6
PURCH	$160,834,460	1,410	16.23	$114,067	5.375	14.500	7.985	7.419	322.64	2.20	649	89.0
REFI	$105,305,090	504	10.62	$208,939	5.000	13.250	6.817	6.249	342.90	2.10	635	78.3
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Occupancy											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$975,023,101	5,278	98.36	$184,733	4.375	14.500	7.040	6.480	341.36	2.09	624	77.5
NOO	$11,081,409	96	1.12	$115,431	5.625	13.875	7.389	6.803	331.17	3.11	635	69.4
2ND HM	$5,153,108	22	0.52	$234,232	5.875	9.750	7.027	6.518	337.65	2.00	611	70.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Months Remaining to Scheduled Maturity											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$633,847	19	0.06	$33,360	5.125	12.500	9.437	8.928	109.14	22.82	595	71.4
121 - 180	$71,875,097	822	7.25	$87,439	4.375	14.500	7.978	7.439	177.72	2.23	627	77.8
181 - 300	$27,954,454	563	2.82	$49,653	5.250	14.500	10.698	10.158	238.51	3.15	647	96.6
301 - 360	$890,794,221	3,992	89.87	$223,145	5.000	14.000	6.852	6.289	357.80	2.05	623	76.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Group 2 (Fixed): $991,257,618

Detailed Report

Collateral Grouped by Document Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$736,683,954	4,037	74.32	$182,483	4.375	14.500	7.021	6.458	342.03	2.09	620	77.7
STATED	$249,746,211	1,329	25.19	$187,920	5.375	14.000	7.103	6.553	338.85	2.13	635	76.5
SIMPLE	$4,016,366	27	0.41	$148,754	6.000	11.125	7.530	6.997	337.90	2.76	613	70.3
STREAMLI	$811,087	3	0.08	$270,362	6.000	8.000	6.491	5.982	358.13	1.87	634	76.6
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Collateral Grouped by FICO											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$1,583,787	8	0.16	$197,973	5.500	8.625	6.072	5.563	348.17	2.48	804	73.0
781 - 800	$5,707,751	25	0.58	$228,310	4.375	12.500	6.119	5.610	334.76	1.83	791	63.7
761 - 780	$14,989,156	55	1.51	$272,530	5.000	11.125	5.936	5.427	348.81	1.93	770	70.9
741 - 760	$13,011,720	57	1.31	$228,276	5.000	11.990	6.268	5.759	336.91	1.75	750	73.5
721 - 740	$19,763,722	93	1.99	$212,513	5.375	12.990	6.556	6.047	341.65	2.34	729	72.8
701 - 720	$31,588,871	164	3.19	$192,615	5.375	14.000	6.766	6.222	337.66	2.04	709	80.8
681 - 700	$51,627,974	268	5.21	$192,642	5.130	13.500	6.769	6.189	338.59	2.12	689	79.3
661 - 680	$87,896,379	489	8.87	$179,747	5.250	13.500	6.884	6.270	337.52	2.12	670	81.2
641 - 660	$117,903,759	662	11.89	$178,102	5.500	13.875	6.996	6.449	339.54	2.04	650	79.9
621 - 640	$146,773,246	827	14.81	$177,477	5.375	14.500	7.049	6.493	336.72	2.07	631	80.4
601 - 620	$160,180,526	846	16.16	$189,339	5.500	14.500	7.059	6.488	343.10	2.23	611	77.0
581 - 600	$131,130,688	712	13.23	$184,172	5.125	13.500	7.180	6.619	342.58	2.17	591	77.9
561 - 580	$92,526,007	494	9.33	$187,300	5.500	13.625	7.132	6.553	345.78	2.02	571	74.5
541 - 560	$61,353,489	354	6.19	$173,315	5.500	14.000	7.310	6.768	344.81	2.07	551	71.5
521 - 540	$33,258,539	203	3.36	$163,835	5.625	12.875	7.644	7.135	345.17	1.93	531	70.1
501 - 520	$19,783,792	122	2.00	$162,162	6.000	12.300	7.957	7.448	347.82	2.14	513	70.5
500 or Less	$1,782,911	12	0.18	$148,576	7.250	8.875	7.926	7.417	357.01	2.41	496	66.2
NOT SCORED	$395,299	5	0.04	$79,060	7.625	10.375	8.078	7.569	299.98	9.19	N/A	67.4
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$722,374,202	3,859	72.87	$187,192	4.375	14.500	6.963	6.398	340.07	2.10	643	79.3
A-	$107,321,470	548	10.83	$195,842	5.500	14.000	7.042	6.483	345.90	2.12	583	75.4
B	$95,708,874	537	9.66	$178,229	5.500	13.625	7.188	6.634	343.36	2.20	582	71.2
C	$44,414,236	300	4.48	$148,047	5.500	12.300	7.587	7.078	342.67	1.97	551	68.2

Group 2 (Fixed): $991,257,618

Detailed Report

				Grade								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
C-	$19,864,805	134	2.00	$148,245	5.500	12.000	7.877	7.368	345.38	1.91	525	68.7
D	$1,574,032	18	0.16	$87,446	7.875	11.800	9.265	8.756	325.98	3.11	523	63.1
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

			Collateral Grouped by Prepayment Penalty Months									
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$157,355,874	1,147	15.87	$137,189	5.000	14.500	7.826	7.214	319.29	2.60	630	80.9
12	$25,917,608	83	2.61	$312,260	5.500	12.500	7.188	6.592	345.36	2.51	618	75.2
24	$28,721,839	157	2.90	$182,942	5.750	13.500	7.236	6.578	324.43	2.59	637	77.8
36	$106,920,963	361	10.79	$296,180	5.000	13.375	6.690	6.098	345.49	2.52	645	75.8
60	$672,341,335	3,648	67.83	$184,304	4.375	13.500	6.903	6.366	346.24	1.89	619	76.8
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM): $1,884,999,832

Detailed Report

Summary of Loans in Statistic Calculation Pool   <u>Range</u>
(As of Calculation Date)

Total Number of Loans	10,485			
Total Outstanding Loan Balance	$1,884,999,832			
Average Loan Balance	$179,781	$14,303	to	$999,004
WA Mortgage Rate	7.358%	4.375%	to	14.090%
Net WAC	6.785%	2.601%	to	13.581%
ARM Characteristics				
WA Gross Margin	6.627%	1.750%	to	12.090%
WA Months to First Roll	31	1	to	52
WA First Periodic Cap	1.835%	1.000%	to	6.000%
WA Subsequent Periodic Cap	1.411%	1.000%	to	6.000%
WA Lifetime Cap	14.194%	9.500%	to	21.090%
WA Lifetime Floor	7.359%	2.525%	to	14.090%
WA Original Term (months)	360	240	to	360
WA Remaining Term (months)	358	231	to	360
WA LTV	83.32%	7.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	609			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	74.72%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 35.59%	SFR: 78.38%	FULL DOC: 74.71%	RFCO: 54.93%	OOC: 98.33%	A: 67.01%	0: 25.28%
FL: 6.05%	PUD: 12.86%	STATED: 25.01%	PURCH: 38.57%	NOO: 1.22%	A-: 10.61%	6: 0.17%
MA: 4.47%	CONDO: 5.76%	SIMPLE: 0.28%	REFI: 6.50%	2ND: 0.45%	B: 10.07%	12: 4.83%
MI: 3.89%	2-4 UNIT: 2.30%				C: 7.48%	24: 20.00%
TX: 3.88%	MANUF: 0.53%				C-: 3.86%	30: 0.27%
					D: 0.98%	36: 49.07%
						60: 0.37%

 **Countrywide**

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Aggregate (ARM): $1,884,999,832

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$1,351,265	16	0.07	$84,454	6.250	14.090	8.242	7.733	331.53	28.47	578	75.7
2/18 LIBOR	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
2/23 LIBOR	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
2/28 LIBOR	$446,204,309	2,511	23.67	$177,700	4.500	11.800	7.401	6.782	356.71	3.29	619	82.5
3/27 LIBOR	$1,436,257,498	7,951	76.19	$180,639	4.375	13.500	7.344	6.785	357.87	2.13	606	83.6
5/25 LIBOR	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 240	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
ARM 300	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
ARM 360	$1,884,912,942	10,483	100.00	$179,807	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$150,231	7	0.01	$21,462	8.300	10.250	9.092	8.583	340.73	19.27	587	36.0
$25000.01 - $50000	$8,074,736	181	0.43	$44,612	5.350	14.090	9.205	8.626	354.47	5.27	582	73.5
$50000.01 - $75000	$56,555,687	874	3.00	$64,709	5.250	13.500	8.538	7.965	357.32	2.57	591	80.3
$75000.01 - $100000	123,540,870	1,395	6.55	$88,560	5.000	12.250	8.158	7.579	357.51	2.49	598	83.4
$100000.01 - $150000	332,913,401	2,659	17.66	$125,202	4.500	12.000	7.810	7.257	357.57	2.43	600	83.6
$150000.01 - $200000	356,497,091	2,049	18.91	$173,986	4.375	11.625	7.401	6.839	357.59	2.41	605	83.3
$200000.01 - $250000	266,676,354	1,192	14.15	$223,722	4.500	11.375	7.244	6.691	357.73	2.27	609	83.6
$250000.01 - $300000	201,215,338	736	10.67	$273,390	4.625	11.375	7.082	6.532	357.71	2.29	616	84.1
$300000.01 - $350000	168,024,794	514	8.91	$326,896	4.500	9.990	6.989	6.407	357.56	2.44	615	84.7
$350000.01 - $400000	175,769,015	467	9.32	$376,379	4.500	10.000	6.880	6.259	357.51	2.49	620	83.6
$400000.01 - $450000	$82,137,242	194	4.36	$423,388	5.125	9.250	6.867	6.223	357.44	2.56	623	84.6
$450000.01 - $500000	$64,086,436	134	3.40	$478,257	5.125	10.125	6.681	6.050	357.30	2.70	627	83.1
$500000.01 - $550000	$16,857,410	32	0.89	$526,794	5.500	9.000	6.607	5.893	357.66	2.34	610	75.8
$550000.01 - $600000	$16,799,975	29	0.89	$579,309	5.000	8.125	6.726	6.217	357.62	2.38	639	76.5
$600000.01 - $650000	$6,321,051	10	0.34	$632,105	5.625	8.125	6.870	6.361	358.00	2.00	591	72.1
$650000.01 - $700000	$1,350,513	2	0.07	$675,256	6.125	6.750	6.443	5.934	359.00	1.00	634	77.5
$700000.01 - $750000	$2,882,737	4	0.15	$720,684	6.375	7.250	6.881	6.372	358.24	1.76	643	75.2
$750000.01 - $800000	$758,622	1	0.04	$758,622	6.500	6.500	6.500	5.991	358.00	2.00	601	80.0

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.



Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$800000.01 - $ 850000	$1,634,552	2	0.09	$817,276	6.500	8.500	7.508	6.999	356.50	3.50	655	72.3
$850000.01 - $ 900000	$1,754,772	2	0.09	$877,386	6.375	7.500	6.951	6.442	356.51	3.49	692	52.8
$950000.01 - $ 1000000	$999,004	1	0.05	$999,004	6.000	6.000	6.000	5.491	359.00	1.00	607	61.7
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$11,133,797	90	0.59	$123,709	5.875	11.390	8.151	7.540	357.68	2.32	597	91.0
AK	$822,567	5	0.04	$164,513	6.890	9.500	7.744	7.235	356.89	3.11	574	88.0
AZ	$32,501,259	237	1.72	$137,136	4.875	11.625	7.604	7.047	357.52	2.48	615	86.7
AR	$7,344,963	63	0.39	$116,587	5.125	10.875	7.652	7.008	357.58	2.42	601	88.7
CA	$670,948,170	2,701	35.59	$248,407	4.375	11.625	6.890	6.318	357.59	2.41	617	81.5
CO	$50,291,343	256	2.67	$196,451	5.250	10.750	7.189	6.646	357.61	2.39	620	87.4
CT	$29,095,664	163	1.54	$178,501	6.125	11.750	7.607	7.041	357.89	2.11	588	80.3
DE	$2,619,404	16	0.14	$163,713	6.375	11.000	8.139	7.630	357.93	2.07	592	84.3
DC	$2,237,122	10	0.12	$223,712	6.125	9.125	6.974	6.465	357.75	2.25	597	75.2
FL	$114,051,454	768	6.05	$148,504	4.750	12.250	7.641	7.044	357.55	2.45	609	87.3
GA	$61,308,439	418	3.25	$146,671	5.500	11.625	8.134	7.570	357.83	2.17	597	87.0
HI	$12,014,238	46	0.64	$261,179	5.375	8.875	6.692	6.105	357.64	2.36	617	84.1
ID	$9,961,995	69	0.53	$144,377	5.000	11.000	7.105	6.428	357.86	2.14	621	85.6
IL	$47,226,895	285	2.51	$165,708	5.300	10.800	7.578	6.989	357.33	2.67	604	82.1
IN	$11,530,029	112	0.61	$102,947	6.000	12.000	8.153	7.544	357.22	2.78	614	91.0
IA	$3,877,386	43	0.21	$90,172	6.350	11.750	8.377	7.826	357.17	2.83	614	88.5
KS	$9,004,780	76	0.48	$118,484	6.375	10.875	8.052	7.487	357.18	2.82	624	88.2
KY	$6,216,363	52	0.33	$119,545	5.490	10.750	7.792	7.165	357.12	2.88	617	90.8
LA	$15,813,798	122	0.84	$129,621	5.500	11.750	7.837	7.300	357.76	2.24	600	87.2
ME	$2,334,942	18	0.12	$129,719	5.875	9.750	7.700	6.954	357.84	2.16	607	85.3
MD	$38,073,912	171	2.02	$222,654	4.750	10.500	7.591	6.979	357.51	2.49	603	82.3
MA	$84,244,630	386	4.47	$218,250	5.000	12.000	7.088	6.537	357.80	2.20	596	75.7
MI	$73,318,589	524	3.89	$139,921	5.475	13.500	7.768	7.200	357.69	2.31	603	83.8
MN	$34,534,968	214	1.83	$161,378	5.625	11.375	7.600	7.015	357.30	2.70	603	83.6
MS	$6,976,298	70	0.37	$99,661	6.500	11.625	8.367	7.823	357.74	2.26	599	89.6
MO	$38,319,113	345	2.03	$111,070	6.000	11.550	8.294	7.736	357.73	2.27	603	87.5
MT	$1,143,483	10	0.06	$114,348	5.050	9.250	7.589	7.080	358.01	1.99	612	85.5
NE	$3,282,727	31	0.17	$105,894	6.750	10.375	8.286	7.777	358.02	1.98	599	91.6
NV	$30,750,447	167	1.63	$184,134	4.875	11.800	7.316	6.731	357.39	2.61	628	86.1
NH	$14,531,393	88	0.77	$165,129	5.250	9.375	7.225	6.667	357.98	2.02	597	83.4
NJ	$58,406,332	299	3.10	$195,339	5.625	10.500	7.518	6.961	357.64	2.36	582	76.5
NM	$3,514,020	24	0.19	$146,418	5.875	9.725	7.857	7.115	356.59	3.41	602	82.2
NY	$49,357,805	220	2.62	$224,354	5.250	12.375	7.227	6.642	357.90	2.10	590	75.7



Aggregate (ARM): $1,884,999,832

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				State								
NC	$21,685,552	172	1.15	$126,079	6.000	11.750	8.157	7.538	357.07	2.93	603	87.1
ND	$97,444	2	0.01	$48,722	8.875	9.175	9.003	8.494	357.57	2.43	566	75.3
OH	$24,118,566	210	1.28	$114,850	5.875	14.090	7.916	7.331	357.06	2.85	605	88.0
OK	$7,069,483	56	0.38	$126,241	5.350	12.250	7.988	7.479	358.03	1.97	614	90.5
OR	$20,574,457	128	1.09	$160,738	5.300	10.600	7.254	6.705	357.43	2.57	624	84.3
PA	$21,241,806	158	1.13	$134,442	5.500	12.000	7.677	7.160	357.12	2.59	586	80.5
RI	$6,815,168	46	0.36	$148,156	6.500	11.125	8.241	7.732	357.70	2.30	584	76.8
SC	$5,295,845	42	0.28	$126,092	5.500	10.550	7.988	7.400	356.93	3.07	593	85.8
SD	$788,736	7	0.04	$112,677	5.625	8.750	6.875	6.366	358.58	1.42	593	75.7
TN	$31,930,260	249	1.69	$128,234	5.875	11.100	7.912	7.361	357.60	2.40	613	90.3
TX	$73,163,403	548	3.88	$133,510	5.250	11.375	7.907	7.322	357.37	2.63	608	88.5
UT	$19,606,582	122	1.04	$160,710	5.625	9.750	7.220	6.694	357.68	2.32	622	87.3
VT	$635,255	3	0.03	$211,752	6.750	7.875	7.277	6.768	358.45	1.55	613	82.7
VA	$42,116,982	200	2.23	$210,585	5.000	11.100	7.343	6.810	357.44	2.56	600	83.6
WA	$53,177,746	289	2.82	$184,006	4.500	11.750	7.254	6.649	357.23	2.77	620	86.9
WV	$3,240,683	31	0.17	$104,538	6.250	11.500	8.066	7.446	357.90	2.10	599	84.0
WI	$15,369,234	113	0.82	$136,011	5.740	10.875	8.115	7.488	357.41	2.59	601	85.1
WY	$1,284,304	10	0.07	$128,430	5.000	9.875	7.255	6.746	357.83	2.17	601	79.6
	$1,884,999,832	**10,485**	**100.00**	**$179,781**	**4.375**	**14.090**	**7.358**	**6.785**	**357.57**	**2.43**	**609**	**83.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
				Loan-to-Value Ratios								
50.00 or Less	$30,024,348	216	1.59	$139,002	4.750	11.100	7.209	6.700	357.58	2.42	581	41.0
50.01-55.00	$20,738,981	123	1.10	$168,610	5.125	11.375	7.038	6.529	357.65	2.35	576	52.7
55.01-60.00	$49,541,324	305	2.63	$162,431	5.250	14.090	7.126	6.617	357.26	2.74	582	57.9
60.01-65.00	$97,551,714	576	5.18	$169,361	4.500	12.000	7.237	6.728	357.31	2.69	573	63.3
65.01-70.00	$114,015,773	684	6.05	$166,690	4.375	12.250	7.312	6.723	357.72	2.28	572	68.7
70.01-75.00	$162,950,103	908	8.64	$179,460	4.875	13.500	7.287	6.728	357.74	2.26	577	74.0
75.01-80.00	$421,708,465	2,303	22.37	$183,113	4.500	12.250	6.898	6.316	357.55	2.43	622	79.5
80.01-85.00	$171,988,898	876	9.12	$196,334	4.750	11.625	7.195	6.620	357.70	2.30	607	84.2
85.01-90.00	$303,516,593	1,475	16.10	$205,774	5.125	11.450	7.305	6.706	357.66	2.34	620	89.5
90.01-95.00	$111,660,977	562	5.92	$198,685	5.500	12.000	7.642	7.056	357.78	2.22	624	94.5
95.01-100.00	$401,302,657	2,457	21.29	$163,330	4.875	12.375	7.999	7.426	357.38	2.62	624	99.8
	$1,884,999,832	**10,485**	**100.00**	**$179,781**	**4.375**	**14.090**	**7.358**	**6.785**	**357.57**	**2.43**	**609**	**83.3**


Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$1,213,221	5	0.06	$242,644	4.375	4.500	4.484	3.975	357.31	2.69	713	75.6
4.501 - 5.000	$8,415,064	34	0.45	$247,502	4.625	5.000	4.896	4.316	357.44	2.56	672	74.6
5.001 - 5.500	$37,444,826	148	1.99	$253,006	5.050	5.500	5.363	4.807	357.74	2.26	651	75.9
5.501 - 6.000	$132,248,119	512	7.02	$258,297	5.540	6.000	5.849	5.285	357.83	2.17	648	78.5
6.001 - 6.500	$286,391,168	1,206	15.19	$237,472	6.050	6.500	6.361	5.790	357.82	2.18	626	79.9
6.501 - 7.000	$394,098,051	1,864	20.91	$211,426	6.525	7.000	6.825	6.253	357.71	2.29	616	81.5
7.001 - 7.500	$301,448,710	1,627	15.99	$185,279	7.010	7.500	7.337	6.757	357.62	2.38	602	83.0
7.501 - 8.000	$284,421,577	1,723	15.09	$165,073	7.515	8.000	7.818	7.240	357.48	2.52	597	86.0
8.001 - 8.500	$175,896,840	1,192	9.33	$147,564	8.025	8.500	8.324	7.749	357.34	2.66	592	86.9
8.501 - 9.000	$134,676,635	984	7.14	$136,866	8.505	9.000	8.796	8.226	357.16	2.79	591	88.7
9.001 - 9.500	$64,163,898	555	3.40	$115,611	9.025	9.500	9.302	8.753	357.19	2.81	584	89.1
9.501 - 10.000	$39,239,464	357	2.08	$109,914	9.525	10.000	9.796	9.231	356.94	3.00	578	88.2
10.001 - 10.500	$12,136,955	117	0.64	$103,735	10.050	10.500	10.310	9.681	357.05	2.95	578	86.2
10.501 - 11.000	$7,716,564	91	0.41	$84,797	10.525	11.000	10.788	10.209	357.15	2.85	573	85.9
11.001 - 11.500	$3,693,324	44	0.20	$83,939	11.050	11.500	11.275	10.630	356.16	3.84	564	84.5
11.501 - 12.000	$1,438,884	19	0.08	$75,731	11.525	12.000	11.746	11.237	357.75	2.25	577	88.0
12.001 - 12.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
13.001 - 13.500	$53,989	1	0.00	$53,989	13.500	13.500	13.500	12.991	359.00	1.00	541	75.0
14.001 - 14.500	$45,213	1	0.00	$45,213	14.090	14.090	14.090	13.581	323.00	37.00	507	60.0
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,477,494,460	8,410	78.38	$175,683	4.500	14.090	7.368	6.797	357.58	2.41	608	83.0
PUD	$242,375,962	1,127	12.86	$215,063	5.000	11.150	7.352	6.775	357.51	2.49	613	86.7
CONDO	$108,569,085	623	5.76	$174,268	4.375	12.000	7.246	6.672	357.66	2.34	622	85.8
2-4 UNITS	$43,324,471	208	2.30	$208,291	5.500	10.500	7.198	6.611	357.17	2.83	608	71.0
MANUF	$10,034,540	101	0.53	$99,352	6.125	11.750	7.768	7.116	357.30	2.70	607	77.7
HI CONDO	$3,201,313	16	0.17	$200,082	5.990	9.600	7.633	7.124	357.02	2.98	606	73.9
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$1,035,424,748	5,714	54.93	$181,208	4.375	13.500	7.321	6.761	357.62	2.37	593	78.2
PURCH	$726,982,952	4,050	38.57	$179,502	4.500	12.250	7.415	6.823	357.49	2.51	632	90.6


Aggregate (ARM): $1,884,999,832

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
REFI	$122,592,132	721	6.50	$170,031	5.125	14.090	7.323	6.757	357.53	2.47	604	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,853,506,918	10,277	98.33	$180,355	4.375	14.090	7.355	6.781	357.58	2.42	609	83.5
NOO	$22,948,633	163	1.22	$140,789	5.500	13.500	7.680	7.144	356.64	3.36	618	70.7
2ND HM	$8,544,281	45	0.45	$189,873	5.625	12.250	7.090	6.511	357.66	2.34	624	69.5
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
181 - 300	$551,766	13	0.03	$42,444	8.600	11.125	9.515	8.902	279.85	65.05	560	64.1
301 - 360	$1,884,448,065	10,472	99.97	$179,951	4.375	14.090	7.357	6.784	357.59	2.41	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,408,215,455	8,151	74.71	$172,766	4.500	14.090	7.442	6.865	357.58	2.42	602	84.7
STATED	$471,457,551	2,301	25.01	$204,892	4.375	12.375	7.107	6.547	357.55	2.45	630	79.2
SIMPLE	$5,326,825	33	0.28	$161,419	5.650	9.250	7.176	6.641	355.64	3.18	610	71.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$783,720	3	0.04	$261,240	4.500	6.990	5.735	5.226	356.85	3.15	806	90.1
781 - 800	$5,743,629	25	0.30	$229,745	5.625	7.625	6.514	6.005	357.66	2.34	787	86.4
761 - 780	$8,663,877	43	0.46	$201,486	4.375	8.625	6.310	5.728	357.80	2.20	769	86.1
741 - 760	$14,204,687	62	0.75	$229,108	4.750	10.125	6.622	6.070	357.44	2.56	748	83.2
721 - 740	$25,146,428	115	1.33	$218,665	4.750	9.280	6.414	5.819	357.38	2.62	729	84.7
701 - 720	$32,165,800	157	1.71	$204,878	4.500	10.550	6.476	5.869	357.54	2.46	709	84.4


Aggregate (ARM): $1,884,999,832

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
681 - 700	$70,660,327	323	3.75	$218,763	4.875	9.500	6.674	6.124	357.79	2.21	690	84.4
661 - 680	$118,145,696	593	6.27	$199,234	4.750	11.125	6.803	6.198	357.55	2.45	669	86.5
641 - 660	$209,129,691	1,097	11.09	$190,638	4.500	11.500	6.978	6.380	357.55	2.45	650	86.9
621 - 640	$266,837,990	1,385	14.16	$192,663	4.750	11.625	7.173	6.557	357.52	2.48	630	87.3
601 - 620	$286,957,693	1,549	15.22	$185,254	4.875	12.375	7.433	6.871	357.52	2.48	610	86.7
581 - 600	$309,706,798	1,817	16.43	$170,450	5.125	12.250	7.741	7.188	357.52	2.48	590	87.4
561 - 580	$201,220,816	1,145	10.67	$175,739	4.750	11.800	7.510	6.943	357.65	2.35	571	79.5
541 - 560	$161,110,469	995	8.55	$161,920	5.500	13.500	7.627	7.075	357.61	2.37	551	73.4
521 - 540	$102,114,910	685	5.42	$149,073	5.875	12.000	7.850	7.312	357.71	2.22	531	71.7
501 - 520	$64,901,976	439	3.44	$147,840	5.250	14.090	8.129	7.582	357.70	2.30	512	69.2
500 or Less	$6,511,509	43	0.35	$151,430	6.375	11.375	8.185	7.676	356.22	3.78	494	68.0
NOT SCORED	$993,815	9	0.05	$110,424	6.500	11.500	7.494	6.985	355.14	4.86	N/A	61.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,263,194,616	6,671	67.01	$189,356	4.375	12.375	7.231	6.654	357.54	2.46	633	87.6
A-	$199,920,910	1,079	10.61	$185,284	4.750	12.250	7.389	6.788	357.53	2.46	579	80.2
B	$189,726,112	1,173	10.07	$161,744	5.250	13.500	7.497	6.916	357.51	2.45	568	75.0
C	$141,030,360	950	7.48	$148,453	5.500	12.000	7.762	7.247	357.81	2.19	549	71.1
C-	$72,730,889	500	3.86	$145,462	5.250	11.400	8.079	7.546	357.80	2.20	526	68.1
D	$18,396,945	112	0.98	$164,258	6.250	14.090	8.328	7.819	357.55	2.45	540	60.6
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$476,529,072	2,771	25.28	$171,970	4.750	12.375	7.625	7.066	357.80	2.20	597	80.5
6	$3,286,525	27	0.17	$121,723	6.500	10.000	7.971	7.382	355.96	4.04	625	86.5
12	$91,078,755	385	4.83	$236,568	5.000	10.250	7.106	6.500	357.36	2.64	619	79.5
24	$377,006,198	1,982	20.00	$190,215	4.500	11.800	7.242	6.633	356.85	3.13	620	83.1
30	$5,174,794	21	0.27	$246,419	6.250	8.625	7.177	6.668	357.74	2.26	648	84.6
36	$924,971,940	5,251	49.07	$176,152	4.375	14.090	7.290	6.726	357.78	2.22	610	85.2
60	$6,952,548	48	0.37	$144,845	5.250	9.900	7.525	7.002	355.41	4.59	608	86.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3


Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Months to Roll													
DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	4	$1,452,273	17	0.08	$85,428	6.250	14.090	8.371	7.862	332.12	27.88	580	76.4
7 - 12	10	$1,046,008	7	0.06	$149,430	7.800	9.375	8.546	8.037	346.30	13.70	625	93.0
13 - 18	16	$47,851,951	306	2.54	$156,379	5.250	11.800	7.846	6.885	351.90	7.93	611	83.3
19 - 24	21	$398,534,795	2,207	21.14	$180,578	4.500	11.750	7.347	6.767	357.27	2.73	619	82.4
25 - 31	30	$40,027,989	256	2.12	$156,359	5.400	11.350	7.915	7.025	353.90	6.10	607	85.5
32 - 37	34	$1,394,986,944	7,687	74.00	$181,474	4.375	13.500	7.327	6.778	357.99	2.01	606	83.5
50 - 55	51	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	31	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Margin												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1.001 - 2.000	$279,143	2	0.01	$139,571	6.750	7.750	7.079	6.570	358.34	1.66	564	71.9
2.001 - 3.000	$736,625	3	0.04	$245,542	4.875	7.125	5.861	5.352	355.56	4.44	617	82.6
3.001 - 4.000	$12,278,207	52	0.65	$236,119	4.500	8.625	5.274	4.717	357.66	2.34	664	76.5
4.001 - 5.000	$145,647,024	581	7.73	$250,683	4.500	9.990	5.882	5.330	357.73	2.27	643	76.9
5.001 - 6.000	$467,388,719	2,192	24.80	$213,225	4.375	12.250	6.684	6.092	357.58	2.42	628	80.1
6.001 - 7.000	$615,576,453	3,391	32.66	$181,532	5.125	12.375	7.396	6.814	357.52	2.47	606	84.0
7.001 - 8.000	$457,082,708	2,823	24.25	$161,914	5.475	14.090	8.003	7.464	357.72	2.28	592	86.7
8.001 - 9.000	$144,383,326	1,060	7.66	$136,211	5.625	12.000	8.474	7.861	357.19	2.81	588	87.1
9.001 - 10.000	$34,204,752	306	1.81	$111,780	5.750	11.400	9.108	8.571	357.19	2.81	576	84.2
10.001 - 11.000	$6,266,926	61	0.33	$102,736	6.500	11.390	9.467	8.915	357.23	2.77	568	81.5
11.001 - 12.000	$1,103,623	13	0.06	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.00	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
6.627	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Maximum Rates												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
9.001 - 10.000	$808,571	3	0.04	$269,524	4.500	4.875	4.644	4.135	355.37	4.63	702	84.7
10.001 - 10.500	$2,076,045	9	0.11	$230,672	4.500	5.500	5.307	4.798	357.58	2.42	699	78.3
10.501 - 11.000	$7,007,275	29	0.37	$241,630	4.750	6.000	5.672	5.163	357.40	2.60	693	79.7
11.001 - 11.500	$7,771,177	35	0.41	$222,034	4.375	6.500	5.822	5.227	357.02	2.98	683	79.0
11.501 - 12.000	$30,228,782	130	1.60	$232,529	4.750	7.000	5.838	5.274	357.43	2.57	654	77.5
12.001 - 12.500	$70,250,603	296	3.73	$237,333	5.050	7.500	5.933	5.348	357.30	2.70	640	76.9
12.501 - 13.000	$155,494,266	656	8.25	$237,034	5.540	8.000	6.173	5.579	357.42	2.58	639	79.0
13.001 - 13.500	$286,574,772	1,250	15.20	$229,260	6.050	8.500	6.506	5.922	357.69	2.31	622	80.4
13.501 - 14.000	$389,142,118	1,887	20.64	$206,223	6.500	9.000	6.932	6.352	357.64	2.36	613	82.1
14.001 - 14.500	$287,765,058	1,588	15.27	$181,212	6.875	9.500	7.425	6.845	357.63	2.37	600	83.6
14.501 - 15.000	$260,816,313	1,615	13.84	$161,496	6.625	9.000	7.907	7.348	357.62	2.36	595	86.4



Aggregate (ARM): $1,884,999,832

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Maximum Rates												
15.001 - 15.500	$156,956,730	1,083	8.33	$144,928	8.025	10.425	8.382	7.835	357.59	2.41	591	87.1
15.501 - 16.000	$120,180,943	880	6.38	$136,569	8.505	10.000	8.876	8.315	357.41	2.57	590	89.1
16.001 - 16.500	$57,439,474	494	3.05	$116,274	8.300	10.500	9.344	8.785	357.31	2.69	582	89.0
16.501 - 17.000	$30,712,374	288	1.63	$106,640	9.525	11.000	9.828	9.285	357.40	2.60	576	87.7
17.000 - 17.500	$10,000,890	99	0.53	$101,019	10.050	11.450	10.361	9.800	357.72	2.28	582	87.0
17.501 - 18.000	$6,843,613	78	0.36	$87,739	10.525	11.800	10.809	10.245	357.25	2.75	574	86.1
18.001 - 18.500	$3,184,732	39	0.17	$81,660	11.070	11.500	11.287	10.692	356.61	3.39	561	83.3
18.501 - 19.000	$1,389,562	19	0.07	$73,135	9.000	12.000	11.690	11.181	356.69	3.31	575	88.2
19.001 - 19.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
20.001+	$99,202	2	0.01	$49,601	13.500	14.090	13.769	13.260	342.59	17.41	526	68.2
14.194	**$1,884,999,832**	**10,485**	**100.00**	**$179,781**	**4.375**	**14.090**	**7.358**	**6.785**	**357.57**	**2.43**	**609**	**83.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Next Interest Adjustment Date												
12/03	$246,131	2	0.01	$123,065	7.990	9.750	8.390	7.881	338.65	21.35	564	90.7
01/04	$183,196	5	0.01	$36,639	9.000	11.125	10.228	9.719	284.00	76.00	553	62.1
02/04	$207,619	4	0.01	$51,905	8.625	9.250	9.036	8.527	285.00	75.00	603	62.7
03/04	$214,341	4	0.01	$53,585	8.500	14.090	10.529	10.020	336.03	23.97	568	64.0
04/04	$600,986	2	0.03	$300,493	6.250	7.000	6.799	6.290	359.00	1.00	592	84.0
07/04	$222,734	1	0.01	$222,734	8.750	8.750	8.750	8.241	344.00	16.00	600	100.0
08/04	$259,927	2	0.01	$129,963	8.500	9.375	8.727	8.218	345.00	15.00	607	88.3
10/04	$107,884	1	0.01	$107,884	7.800	7.800	7.800	7.291	347.00	13.00	668	100.0
11/04	$455,463	3	0.02	$151,821	8.000	9.250	8.519	8.010	348.00	12.00	637	90.5
12/04	$219,280	1	0.01	$219,280	7.250	7.250	7.250	6.741	349.00	11.00	526	75.0
01/05	$3,784,741	25	0.20	$151,390	6.550	9.500	7.953	7.427	350.00	10.00	607	85.5
02/05	$14,654,598	95	0.78	$154,259	6.050	11.800	7.798	6.704	350.57	9.00	606	80.0
03/05	$14,305,382	101	0.76	$141,637	5.250	11.450	7.758	6.569	351.74	8.11	617	82.3
04/05	$2,133,761	12	0.11	$177,813	6.550	9.990	8.119	7.384	353.19	6.81	627	88.2
05/05	$13,505,147	80	0.72	$168,814	6.050	10.525	7.941	7.227	354.06	5.94	609	86.1
06/05	$34,950,480	209	1.85	$167,227	5.300	11.070	7.710	6.896	355.07	4.93	615	83.8
07/05	$70,304,196	378	3.73	$185,990	4.750	11.400	7.402	6.673	356.06	3.94	617	82.8
08/05	$108,051,138	605	5.73	$178,597	4.500	11.100	7.287	6.761	357.07	2.93	624	82.4
09/05	$126,535,246	694	6.71	$182,327	4.875	11.250	7.217	6.708	358.04	1.96	621	81.5
10/05	$57,182,725	309	3.03	$185,057	4.750	11.750	7.443	6.930	358.93	1.07	614	83.1
11/05	$760,050	4	0.04	$190,013	7.375	10.250	7.995	7.293	348.00	12.00	563	70.2
12/05	$324,918	2	0.02	$162,459	8.500	8.680	8.583	8.074	349.00	11.00	596	90.8
01/06	$579,539	5	0.03	$115,908	5.850	10.100	7.296	6.787	350.00	10.00	627	80.0



Aggregate (ARM): $1,884,999,832

Detailed Report

	Next Interest Adjustment Date											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
02/06	$3,495,974	26	0.19	$134,461	6.000	10.550	7.774	6.625	351.00	9.00	612	79.2
03/06	$7,029,668	52	0.37	$135,186	6.750	11.150	8.342	7.146	352.01	7.99	603	79.7
04/06	$1,163,760	5	0.06	$232,752	6.950	9.750	7.451	6.381	353.31	6.69	621	80.4
05/06	$3,421,754	25	0.18	$136,870	6.300	9.990	8.110	7.398	354.37	5.63	591	86.0
06/06	$25,328,140	153	1.34	$165,543	5.400	11.350	7.874	7.089	355.05	4.95	606	87.7
07/06	$143,245,699	753	7.60	$190,233	5.000	11.750	7.577	6.798	356.04	3.96	603	86.4
08/06	$259,465,405	1,347	13.76	$192,625	4.500	11.750	7.366	6.793	357.02	2.98	607	84.5
09/06	$473,672,067	2,599	25.13	$182,252	4.375	12.000	7.259	6.750	358.02	1.98	608	83.1
10/06	$516,395,571	2,970	27.39	$173,871	4.750	13.500	7.296	6.787	359.00	1.00	605	82.7
11/06	$892,438	6	0.05	$148,740	5.375	9.625	6.858	6.349	360.00	0.00	641	86.0
01/08	$545,569	3	0.03	$181,856	4.875	6.350	5.604	5.095	350.00	10.00	671	84.6
03/08	$554,301	2	0.03	$277,151	7.050	7.050	7.050	6.541	352.00	8.00	630	72.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3


SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 3 (ARM): $1,370,345,139

Detailed Report

Summary of Loans in Statistic Calculation Pool		Range	
(As of Calculation Date)			
Total Number of Loans	8,892		
Total Outstanding Loan Balance	$1,370,345,139		
Average Loan Balance	$154,110	$21,887 to	$524,713
WA Mortgage Rate	7.471%	4.375% to	14.090%
Net WAC	6.912%	3.501% to	13.581%
ARM Characteristics			
WA Gross Margin	6.684%	1.750% to	9.000%
WA Months to First Roll	31	1 to	52
WA First Periodic Cap	1.849%	1.000% to	6.000%
WA Subsequent Periodic Cap	1.405%	1.000% to	6.000%
WA Lifetime Cap	14.300%	9.625% to	21.090%
WA Lifetime Floor	7.473%	2.525% to	14.090%
WA Original Term (months)	360	240 to	360
WA Remaining Term (months)	358	231 to	360
WA LTV	83.32%	7.00% to	100.00%
Percentage of Pool with CLTV > 100%	0.00%		
WA FICO	606		
WA DTI%	N/A		
Percentage of Pool with Prepayment Penalties at Loan Orig	73.65%		
Percentage of Pool Secured by: 1st Liens	100.00%		
Percentage of Pool Secured by: 2nd Liens	0.00%		
Prepay Penalty (Hard/Soft): HARD	100.00%		

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 29.30%	SFR: 78.66%	FULL DOC: 76.55%	RFCO: 54.72%	OOC: 98.15%	A: 65.16%	0: 26.35%
FL: 7.21%	PUD: 11.32%	STATED: 23.14%	PURCH: 38.69%	NOO: 1.44%	A-: 9.93%	6: 0.17%
MA: 4.69%	CONDO: 6.32%	SIMPLE: 0.31%	REFI: 6.59%	2ND: 0.41%	B: 10.80%	12: 4.00%
TX: 4.25%	2-4 UNIT: 2.82%				C: 8.67%	24: 19.46%
MI: 4.10%	MANUF: 0.70%				C-: 4.31%	30: 0.24%
					D: 1.13%	36: 49.76%
						60: 0.01%



Group 3 (ARM): $1,370,345,139

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Description												
6MO LIBOR	$838,320	12	0.06	$69,860	6.250	14.090	8.773	8.264	321.22	38.78	571	75.0
2/18 LIBOR	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
2/23 LIBOR	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
2/28 LIBOR	$322,443,543	2,074	23.53	$155,469	4.500	11.800	7.442	6.840	356.63	3.37	617	82.4
3/27 LIBOR	$1,045,876,516	6,799	76.32	$153,828	4.375	13.500	7.479	6.934	357.97	2.03	603	83.6
5/25 LIBOR	$1,099,871	5	0.08	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Description												
ARM 240	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
ARM 300	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
ARM 360	$1,370,258,249	8,890	99.99	$154,135	4.375	14.090	7.471	6.912	357.63	2.37	606	83.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Current Balance												
$0 - $25000	$96,675	4	0.01	$24,169	8.300	10.250	8.935	8.426	355.94	4.06	578	27.1
$25000.01 - $50000	$6,220,542	139	0.45	$44,752	5.350	14.090	8.998	8.411	354.26	5.40	586	72.7
$50000.01 - $75000	$50,696,733	781	3.70	$64,913	5.250	13.500	8.408	7.839	357.34	2.54	594	80.5
$75000.01 - $100000	115,893,869	1,309	8.46	$88,536	5.000	12.250	8.093	7.513	357.53	2.47	599	83.3
$100000.01 - $ 150000	319,442,370	2,549	23.31	$125,321	4.500	12.000	7.758	7.204	357.58	2.42	601	83.5
$150000.01 - $ 200000	346,599,832	1,992	25.29	$173,996	4.375	11.625	7.363	6.800	357.60	2.40	606	83.2
$200000.01 - $ 250000	262,259,928	1,172	19.14	$223,771	4.500	11.375	7.218	6.665	357.74	2.26	610	83.6
$250000.01 - $ 300000	199,345,097	729	14.55	$273,450	4.625	11.375	7.065	6.514	357.72	2.28	617	84.0
$300000.01 - $ 350000	$60,652,556	194	4.43	$312,642	5.000	9.650	6.988	6.419	357.77	2.23	612	83.9
$350000.01 - $ 400000	$6,458,120	17	0.47	$379,889	5.625	7.250	6.437	5.928	357.90	2.10	627	81.2
$400000.01 - $ 450000	$1,220,282	3	0.09	$406,761	6.625	8.125	7.286	6.777	358.67	1.33	619	72.9
$450000.01 - $ 500000	$934,421	2	0.07	$467,211	5.750	6.500	6.125	5.616	358.00	2.00	727	80.0
$500000.01 - $ 550000	$524,713	1	0.04	$524,713	9.000	9.000	9.000	8.491	359.00	1.00	542	50.0
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 3 (ARM): $1,370,345,139

Detailed Report

					State							
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$9,627,938	78	0.70	$123,435	5.875	10.125	8.172	7.562	357.68	2.32	596	91.9
AK	$822,567	5	0.06	$164,513	6.890	9.500	7.744	7.235	356.89	3.11	574	88.0
AZ	$29,361,316	223	2.14	$131,665	4.875	11.625	7.567	7.026	357.53	2.47	616	86.7
AR	$5,462,771	51	0.40	$107,113	6.500	10.875	7.830	7.156	357.67	2.33	609	89.9
CA	$401,526,516	2,012	29.30	$199,566	4.375	11.625	6.983	6.439	357.69	2.31	613	80.1
CO	$36,951,412	218	2.70	$169,502	5.500	10.750	7.296	6.756	357.79	2.21	617	89.4
CT	$23,220,882	148	1.69	$156,898	6.125	11.750	7.720	7.167	357.99	2.01	582	79.4
DE	$1,986,297	14	0.14	$141,878	6.375	11.000	8.374	7.865	357.75	2.25	598	83.2
DC	$1,158,318	7	0.08	$165,474	6.125	9.125	7.303	6.794	357.42	2.58	598	68.3
FL	$98,765,901	714	7.21	$138,328	4.750	12.250	7.695	7.090	357.53	2.47	610	88.0
GA	$49,541,987	364	3.62	$136,104	5.500	11.625	8.085	7.508	357.88	2.12	598	86.5
HI	$12,014,238	46	0.88	$261,179	5.375	8.875	6.692	6.105	357.64	2.36	617	84.1
ID	$8,185,112	63	0.60	$129,922	5.000	11.000	7.214	6.676	358.06	1.94	625	85.7
IL	$38,099,041	260	2.78	$146,535	5.300	10.500	7.746	7.168	357.40	2.60	601	82.7
IN	$9,839,052	99	0.72	$99,384	6.000	12.000	8.103	7.533	357.09	2.91	615	90.5
IA	$3,237,847	39	0.24	$83,022	6.350	11.750	8.483	7.923	357.22	2.78	615	88.2
KS	$7,009,549	65	0.51	$107,839	6.375	10.875	7.991	7.410	357.30	2.70	622	88.5
KY	$5,430,748	49	0.40	$110,832	5.700	10.750	7.885	7.349	357.21	2.79	615	91.4
LA	$12,529,353	110	0.91	$113,903	6.240	11.750	8.043	7.498	357.73	2.27	599	88.2
ME	$1,998,505	17	0.15	$117,559	5.875	9.750	7.775	7.266	358.15	1.85	594	84.5
MD	$24,313,986	134	1.77	$181,448	5.750	10.500	7.810	7.247	357.46	2.54	596	80.6
MA	$64,291,616	336	4.69	$191,344	5.000	12.000	7.144	6.598	357.80	2.20	588	73.8
MI	$56,148,254	448	4.10	$125,331	5.475	13.500	7.817	7.262	357.78	2.22	601	84.3
MN	$26,687,147	178	1.95	$149,928	5.650	11.375	7.619	7.032	357.39	2.61	607	84.1
MS	$5,296,098	56	0.39	$94,573	6.500	11.625	8.360	7.805	357.68	2.32	603	90.8
MO	$33,532,788	296	2.45	$113,286	6.000	11.550	8.199	7.654	357.87	2.13	603	87.7
MT	$1,143,483	10	0.08	$114,348	5.050	9.250	7.589	7.080	358.01	1.99	612	85.5
NE	$3,186,664	29	0.23	$109,885	6.750	10.375	8.243	7.734	358.09	1.91	600	91.5
NV	$24,260,220	151	1.77	$160,664	5.240	11.800	7.402	6.856	357.48	2.52	629	87.2
NH	$14,016,768	86	1.02	$162,986	5.250	9.375	7.204	6.644	358.01	1.99	597	83.3
NJ	$43,382,582	258	3.17	$168,150	5.800	10.500	7.546	7.000	357.63	2.37	580	75.7
NM	$2,378,306	20	0.17	$118,915	5.875	9.700	8.071	7.562	357.25	2.75	606	85.3
NY	$36,965,270	187	2.70	$197,675	5.250	12.375	7.358	6.822	357.94	2.06	585	74.9
NC	$18,326,008	145	1.34	$126,386	6.125	11.750	8.124	7.533	357.07	2.93	606	87.9
ND	$97,444	2	0.01	$48,722	8.875	9.175	9.003	8.494	357.57	2.43	566	75.3
OH	$20,601,334	186	1.50	$110,760	5.875	14.090	7.933	7.335	357.18	2.72	604	88.1
OK	$5,035,909	47	0.37	$107,147	5.350	12.250	8.059	7.550	357.95	2.05	616	91.8
OR	$17,867,867	119	1.30	$150,150	5.300	10.600	7.214	6.689	357.39	2.61	624	85.4
PA	$17,586,039	146	1.28	$120,452	5.875	12.000	7.765	7.247	357.11	2.54	584	80.1
RI	$6,523,832	44	0.48	$148,269	6.500	11.125	8.190	7.681	357.77	2.23	587	77.6
SC	$3,534,567	32	0.26	$110,455	5.500	9.875	7.812	7.184	356.88	3.12	602	87.1
SD	$788,736	7	0.06	$112,677	5.625	8.750	6.875	6.366	358.58	1.42	593	75.7



Group 3 (ARM): $1,370,345,139

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
TN	$26,646,862	227	1.94	$117,387	5.990	11.100	7.888	7.338	357.59	2.41	612	91.9
TX	$58,178,361	498	4.25	$116,824	5.250	11.375	8.019	7.435	357.44	2.56	606	89.5
UT	$14,737,416	109	1.08	$135,206	5.625	9.500	7.337	6.806	357.64	2.36	619	88.0
VT	$635,255	3	0.05	$211,752	6.750	7.875	7.277	6.768	358.45	1.55	613	82.7
VA	$26,167,912	156	1.91	$167,743	5.500	11.000	7.508	6.961	357.40	2.60	599	83.3
WA	$44,517,930	262	3.25	$169,916	4.500	11.750	7.217	6.605	357.22	2.78	620	87.6
WV	$3,200,751	30	0.23	$106,692	6.250	11.500	8.039	7.417	357.92	2.08	600	84.7
WI	$12,242,079	98	0.89	$124,919	5.740	10.875	8.126	7.551	357.34	2.66	601	86.0
WY	$1,284,304	10	0.09	$128,430	5.000	9.875	7.255	6.746	357.83	2.17	601	79.6
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Loan-to-Value Ratios												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$24,048,996	195	1.75	$123,328	4.750	11.000	7.266	6.757	357.74	2.26	577	40.5
50.01-55.00	$14,227,936	104	1.04	$136,807	5.125	11.375	7.099	6.590	357.80	2.20	563	52.8
55.01-60.00	$42,477,493	284	3.10	$149,569	5.250	14.090	7.139	6.630	357.27	2.73	579	57.9
60.01-65.00	$79,101,072	518	5.77	$152,705	4.500	12.000	7.370	6.861	357.33	2.67	570	63.4
65.01-70.00	$83,525,846	572	6.10	$146,024	4.375	12.250	7.354	6.813	357.92	2.08	568	68.6
70.01-75.00	$114,981,084	743	8.39	$154,752	4.875	13.500	7.371	6.829	357.85	2.15	572	74.0
75.01-80.00	$308,727,774	1,981	22.53	$155,844	4.500	12.250	7.003	6.446	357.59	2.38	621	79.5
80.01-85.00	$109,765,892	694	8.01	$158,164	4.750	11.625	7.298	6.728	357.83	2.17	602	84.2
85.01-90.00	$185,127,789	1,139	13.51	$162,535	5.125	11.450	7.480	6.911	357.82	2.18	617	89.5
90.01-95.00	$75,641,344	458	5.52	$165,156	5.500	12.000	7.797	7.221	357.88	2.12	620	94.5
95.01-100.00	$332,719,913	2,204	24.28	$150,962	4.875	12.375	8.043	7.461	357.35	2.65	622	99.8
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Current Gross Coupon												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$495,596	3	0.04	$165,199	4.375	4.500	4.462	3.953	357.76	2.24	702	69.2
4.501 - 5.000	$5,058,954	25	0.37	$202,358	4.625	5.000	4.896	4.387	357.79	2.21	672	72.9
5.001 - 5.500	$21,217,037	107	1.55	$198,290	5.050	5.500	5.357	4.848	357.96	2.04	658	76.4
5.501 - 6.000	$76,071,018	375	5.55	$202,856	5.540	6.000	5.852	5.327	357.98	2.02	647	77.4
6.001 - 6.500	$172,927,858	924	12.62	$187,151	6.050	6.500	6.356	5.820	357.99	2.01	626	79.3
6.501 - 7.000	$272,303,765	1,553	19.87	$175,340	6.525	7.000	6.824	6.269	357.83	2.17	615	80.6
7.001 - 7.500	$224,442,526	1,417	16.38	$158,393	7.010	7.500	7.340	6.775	357.73	2.27	599	82.4
7.501 - 8.000	$235,537,841	1,577	17.19	$149,358	7.515	8.000	7.819	7.245	357.49	2.51	596	85.6
8.001 - 8.500	$151,628,225	1,113	11.06	$136,234	8.025	8.500	8.326	7.759	357.35	2.65	592	87.1



Group 3 (ARM): $1,370,345,139

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
8.501 - 9.000	$113,777,032	894	8.30	$127,267	8.505	9.000	8.798	8.229	357.14	2.80	590	88.8
9.001 - 9.500	$51,736,243	461	3.78	$112,226	9.025	9.500	9.302	8.749	357.18	2.82	586	89.7
9.501 - 10.000	$26,794,089	248	1.96	$108,041	9.550	10.000	9.798	9.213	356.88	3.05	583	89.5
10.001 - 10.500	$8,037,353	76	0.59	$105,755	10.050	10.500	10.321	9.642	356.96	3.04	576	87.2
10.501 - 11.000	$5,488,498	59	0.40	$93,025	10.550	11.000	10.796	10.230	357.13	2.87	579	87.5
11.001 - 11.500	$3,083,222	35	0.22	$88,092	11.050	11.500	11.295	10.650	355.97	4.03	565	85.3
11.501 - 12.000	$1,389,348	18	0.10	$77,186	11.550	12.000	11.754	11.245	357.81	2.19	576	88.3
12.001 - 12.500	$257,331	5	0.02	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
13.001 - 13.500	$53,989	1	0.00	$53,989	13.500	13.500	13.500	12.991	359.00	1.00	541	75.0
14.001 - 14.500	$45,213	1	0.00	$45,213	14.090	14.090	14.090	13.581	323.00	37.00	507	60.0
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,077,955,820	7,136	78.66	$151,059	4.500	14.090	7.483	6.928	357.63	2.36	604	83.0
PUD	$155,161,609	894	11.32	$173,559	5.250	11.150	7.505	6.937	357.62	2.38	613	87.9
CONDO	$86,624,355	557	6.32	$155,519	4.375	12.000	7.333	6.756	357.69	2.31	621	85.2
2-4 UNITS	$38,657,666	194	2.82	$199,266	5.500	10.500	7.210	6.650	357.25	2.75	603	70.3
MANUF	$9,591,803	98	0.70	$97,876	6.125	11.750	7.734	7.075	357.33	2.67	609	77.5
HI CONDO	$2,353,885	13	0.17	$181,068	5.990	9.600	7.830	7.321	357.52	2.48	605	76.7
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$749,895,777	4,803	54.72	$156,131	4.375	13.500	7.408	6.865	357.68	2.31	590	77.7
PURCH	$530,149,837	3,481	38.69	$152,298	4.500	12.250	7.570	6.992	357.54	2.46	630	91.3
REFI	$90,299,525	608	6.59	$148,519	5.125	14.090	7.409	6.834	357.55	2.45	603	83.1
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,344,982,801	8,706	98.15	$154,489	4.375	14.090	7.468	6.909	357.64	2.36	606	83.6
NOO	$19,800,384	149	1.44	$132,888	5.500	13.500	7.727	7.187	356.51	3.49	614	70.0



Group 3 (ARM): $1,370,345,139

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2ND HM	$5,561,954	37	0.41	$150,323	5.750	12.250	7.268	6.651	357.45	2.55	614	73.8
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
181 - 300	$478,461	10	0.03	$47,846	8.600	11.125	9.499	8.871	279.11	63.47	549	65.0
301 - 360	$1,369,866,678	8,882	99.97	$154,230	4.375	14.090	7.470	6.911	357.65	2.35	606	83.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,048,994,115	6,990	76.55	$150,071	4.500	14.090	7.562	6.998	357.63	2.37	599	84.9
STATED	$317,045,076	1,872	23.14	$169,362	4.375	12.375	7.173	6.628	357.61	2.39	630	78.4
SIMPLE	$4,305,948	30	0.31	$143,532	5.650	9.250	7.210	6.668	355.09	3.46	609	71.1
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$116,523	1	0.01	$116,523	6.990	6.990	6.990	6.481	356.00	4.00	802	90.0
781 - 800	$3,915,574	21	0.29	$186,456	5.625	7.625	6.460	5.951	357.86	2.14	788	80.1
761 - 780	$5,865,161	35	0.43	$167,576	4.375	8.625	6.444	5.935	357.70	2.30	768	84.1
741 - 760	$8,430,870	47	0.62	$179,380	4.750	8.780	6.480	5.971	357.70	2.30	750	82.1
721 - 740	$16,394,835	93	1.20	$176,289	4.875	9.280	6.484	5.884	357.17	2.83	729	83.8
701 - 720	$21,379,347	129	1.56	$165,731	4.500	10.550	6.527	5.961	357.78	2.22	709	84.5
681 - 700	$42,725,476	252	3.12	$169,546	4.875	9.500	6.736	6.214	357.98	2.02	689	85.1
661 - 680	$84,294,372	507	6.15	$166,261	4.750	11.125	6.891	6.292	357.62	2.38	670	86.7
641 - 660	$149,254,437	934	10.89	$159,801	4.500	11.500	7.090	6.503	357.57	2.43	650	87.3
621 - 640	$187,351,584	1,167	13.67	$160,541	4.900	11.625	7.330	6.720	357.57	2.43	630	88.2
601 - 620	$203,190,353	1,308	14.83	$155,344	4.875	12.375	7.580	7.038	357.61	2.39	610	87.8
581 - 600	$231,935,591	1,564	16.93	$148,296	5.240	12.250	7.852	7.310	357.55	2.45	590	87.8
561 - 580	$146,448,756	969	10.69	$151,134	4.750	11.800	7.615	7.068	357.66	2.34	571	79.2
541 - 560	$127,629,514	857	9.31	$148,926	5.500	13.500	7.664	7.115	357.71	2.27	551	72.9
521 - 540	$82,206,434	585	6.00	$140,524	6.000	12.000	7.806	7.270	357.76	2.17	531	70.9
501 - 520	$52,270,598	374	3.81	$139,761	6.250	14.090	8.047	7.538	357.72	2.28	512	69.1



Group 3 (ARM): $1,370,345,139

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
500 or Less	$6,003,315	41	0.44	$146,422	6.375	11.375	8.203	7.694	356.33	3.67	494	67.8
NOT SCORED	$932,399	8	0.07	$116,550	6.500	11.500	7.335	6.826	355.01	4.99	N/A	60.3
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$892,913,438	5,632	65.16	$158,543	4.375	12.375	7.369	6.801	357.58	2.42	631	88.3
A-	$136,102,087	896	9.93	$151,900	4.750	12.250	7.522	6.964	357.56	2.42	578	80.3
B	$148,044,953	1,009	10.80	$146,724	5.250	13.500	7.538	6.973	357.60	2.36	568	74.4
C	$118,745,928	830	8.67	$143,067	5.500	12.000	7.729	7.213	357.86	2.14	548	70.7
C-	$59,017,729	419	4.31	$140,854	6.000	11.375	7.936	7.427	357.88	2.12	527	68.1
D	$15,521,004	106	1.13	$146,425	6.250	14.090	8.495	7.986	357.70	2.30	540	60.7
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$361,132,074	2,427	26.35	$148,798	4.875	12.375	7.724	7.184	357.86	2.14	593	80.3
6	$2,326,940	22	0.17	$105,770	6.500	10.000	7.906	7.284	355.65	4.35	631	87.2
12	$54,858,074	290	4.00	$189,166	5.000	10.230	7.223	6.659	357.38	2.62	613	79.8
24	$266,666,859	1,636	19.46	$162,999	4.500	11.800	7.333	6.741	356.80	3.17	618	82.9
30	$3,355,377	16	0.24	$209,711	6.250	8.625	7.100	6.591	357.49	2.51	657	83.0
36	$681,852,553	4,499	49.76	$151,556	4.375	14.090	7.410	6.854	357.85	2.15	608	85.4
60	$153,262	2	0.01	$76,631	8.750	9.250	9.159	8.650	285.00	75.00	572	65.9
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	3	$939,328	13	0.07	$72,256	6.250	14.090	8.916	8.407	323.24	36.76	575	76.1
7 - 12	10	$1,046,008	7	0.08	$149,430	7.800	9.375	8.546	8.037	346.30	13.70	625	93.0
13 - 18	16	$42,663,000	288	3.11	$148,135	5.250	11.800	7.846	6.862	351.67	8.14	610	83.5
19 - 24	21	$279,497,420	1,787	20.40	$156,406	4.500	11.750	7.381	6.834	357.38	2.62	618	82.3
25 - 31	30	$33,119,468	226	2.42	$146,546	5.400	11.150	7.963	7.081	353.73	6.27	604	85.3
32 - 37	34	$1,011,980,044	6,566	73.85	$154,124	4.375	13.500	7.462	6.928	358.12	1.88	603	83.5



Group 3 (ARM): $1,370,345,139

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
50 - 55	51	$1,099,871	5	0.08	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	31	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1.001 - 2.000	$279,143	2	0.02	$139,571	6.750	7.750	7.079	6.570	358.34	1.66	564	71.9
2.001 - 3.000	$362,375	2	0.03	$181,187	4.875	7.125	5.727	5.218	353.03	6.97	608	90.4
3.001 - 4.000	$8,077,769	40	0.59	$201,944	4.500	8.625	5.405	4.896	357.93	2.07	660	74.6
4.001 - 5.000	$85,419,083	435	6.23	$196,366	4.750	9.990	5.923	5.406	357.99	2.01	640	76.3
5.001 - 6.000	$304,576,574	1,789	22.23	$170,250	4.375	12.250	6.738	6.166	357.66	2.34	628	79.4
6.001 - 7.000	$466,451,575	3,003	34.04	$155,329	5.125	12.375	7.482	6.917	357.55	2.43	604	83.8
7.001 - 8.000	$376,417,143	2,607	27.47	$144,387	5.475	14.090	8.093	7.559	357.75	2.25	590	86.5
8.001 - 9.000	$128,761,478	1,014	9.40	$126,984	5.700	12.000	8.504	7.896	357.17	2.83	586	86.9
6.684	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
9.001 - 10.000	$480,435	2	0.04	$240,218	4.625	4.875	4.742	4.233	354.25	5.75	632	88.0
10.001 - 10.500	$1,736,791	8	0.13	$217,099	4.500	5.500	5.269	4.760	357.49	2.51	710	78.7
10.501 - 11.000	$4,506,324	23	0.33	$195,927	4.875	6.000	5.677	5.168	357.43	2.57	694	79.1
11.001 - 11.500	$4,645,584	27	0.34	$172,059	4.375	6.500	5.807	5.298	357.27	2.73	686	78.9
11.501 - 12.000	$20,260,898	104	1.48	$194,816	4.750	7.000	5.904	5.371	357.40	2.60	654	77.3
12.001 - 12.500	$44,084,899	229	3.22	$192,510	5.050	7.500	6.009	5.448	357.32	2.68	643	76.7
12.501 - 13.000	$98,861,542	513	7.21	$192,713	5.540	8.000	6.269	5.699	357.37	2.63	637	78.5
13.001 - 13.500	$178,401,858	975	13.02	$182,976	6.050	8.500	6.544	5.986	357.79	2.21	620	79.9
13.501 - 14.000	$267,955,245	1,565	19.55	$171,217	6.500	8.875	6.950	6.382	357.72	2.28	611	81.2
14.001 - 14.500	$215,088,749	1,389	15.70	$154,852	6.875	9.500	7.446	6.883	357.72	2.28	597	83.2
14.501 - 15.000	$216,116,259	1,485	15.77	$145,533	6.625	9.000	7.908	7.351	357.64	2.33	593	85.8
15.001 - 15.500	$132,166,478	987	9.64	$133,907	8.025	9.500	8.366	7.824	357.65	2.35	591	87.2
15.501 - 16.000	$99,371,911	769	7.25	$129,222	8.505	10.000	8.847	8.291	357.42	2.56	591	89.3
16.001 - 16.500	$47,546,231	421	3.47	$112,936	8.300	10.450	9.324	8.761	357.31	2.69	585	89.8
16.501 - 17.000	$22,321,434	215	1.63	$103,821	9.550	11.000	9.817	9.265	357.54	2.46	581	89.2
17.000 - 17.500	$7,223,772	69	0.53	$104,692	10.050	11.450	10.391	9.822	357.86	2.14	577	87.6
17.501 - 18.000	$5,247,795	55	0.38	$95,414	10.600	11.800	10.811	10.256	357.33	2.67	578	87.8
18.001 - 18.500	$2,632,373	31	0.19	$84,915	11.125	11.500	11.315	10.733	356.52	3.48	563	84.0
18.501 - 19.000	$1,340,026	18	0.10	$74,446	9.000	12.000	11.696	11.187	356.72	3.28	575	88.5
19.001 - 19.500	$257,331	5	0.02	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9



Group 3 (ARM): $1,370,345,139

Detailed Report

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
20.001+	$99,202	2	0.01	$49,601	13.500	14.090	13.769	13.260	342.59	17.41	526	68.2
14.300	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
12/03	$246,131	2	0.02	$123,065	7.990	9.750	8.390	7.881	338.65	21.35	564	90.7
01/04	$142,374	4	0.01	$35,593	9.000	11.125	10.329	9.820	284.00	76.00	536	59.8
02/04	$193,316	3	0.01	$64,439	8.625	9.250	9.048	8.539	285.00	75.00	591	63.9
03/04	$196,161	3	0.01	$65,387	8.500	14.090	10.612	10.103	340.66	19.34	569	66.0
04/04	$161,347	1	0.01	$161,347	6.250	6.250	6.250	5.741	359.00	1.00	615	95.0
07/04	$222,734	1	0.02	$222,734	8.750	8.750	8.750	8.241	344.00	16.00	600	100.0
08/04	$259,927	2	0.02	$129,963	8.500	9.375	8.727	8.218	345.00	15.00	607	88.3
10/04	$107,884	1	0.01	$107,884	7.800	7.800	7.800	7.291	347.00	13.00	668	100.0
11/04	$455,463	3	0.03	$151,821	8.000	9.250	8.519	8.010	348.00	12.00	637	90.5
12/04	$219,280	1	0.02	$219,280	7.250	7.250	7.250	6.741	349.00	11.00	526	75.0
01/05	$3,784,741	25	0.28	$151,390	6.550	9.500	7.953	7.427	350.00	10.00	607	85.5
02/05	$14,602,274	94	1.07	$155,343	6.050	11.800	7.787	6.691	350.57	9.00	607	80.0
03/05	$14,305,382	101	1.04	$141,637	5.250	11.450	7.758	6.569	351.74	8.11	617	82.3
04/05	$1,274,174	9	0.09	$141,575	6.550	9.625	8.266	7.380	353.31	6.69	619	89.3
05/05	$9,152,262	65	0.67	$140,804	6.050	10.125	7.997	7.331	354.07	5.93	607	88.6
06/05	$22,825,255	154	1.67	$148,216	5.300	11.000	7.773	7.057	355.09	4.91	614	84.2
07/05	$38,319,710	266	2.80	$144,059	4.875	10.800	7.630	7.002	356.08	3.92	612	83.3
08/05	$76,217,449	492	5.56	$154,914	4.500	11.100	7.252	6.734	357.07	2.93	623	82.4
09/05	$98,488,597	605	7.19	$162,791	4.875	11.250	7.255	6.746	358.03	1.97	621	81.6
10/05	$42,676,805	260	3.11	$164,142	4.750	11.750	7.446	6.932	358.90	1.10	613	81.7
11/05	$294,490	3	0.02	$98,163	8.125	10.250	8.976	7.969	348.00	12.00	580	80.0
12/05	$324,918	2	0.02	$162,459	8.500	8.680	8.583	8.074	349.00	11.00	596	90.8
01/06	$579,539	5	0.04	$115,908	5.850	10.100	7.296	6.787	350.00	10.00	627	80.0
02/06	$3,495,974	26	0.26	$134,461	6.000	10.550	7.774	6.625	351.00	9.00	612	79.2
03/06	$7,029,668	52	0.51	$135,186	6.750	11.150	8.342	7.146	352.01	7.99	603	79.7
04/06	$361,365	3	0.03	$120,455	7.824	9.750	8.507	7.998	354.00	6.00	609	94.8
05/06	$3,289,341	23	0.24	$143,015	6.300	9.650	8.047	7.361	354.38	5.62	593	86.3
06/06	$18,838,240	121	1.37	$155,688	5.400	9.975	7.871	7.104	355.04	4.96	603	87.8
07/06	$83,895,476	571	6.12	$146,927	5.400	11.750	7.870	7.133	356.05	3.95	600	88.7
08/06	$154,242,994	1,037	11.26	$148,740	5.050	11.750	7.688	7.139	357.03	2.97	600	85.4
09/06	$345,422,394	2,221	25.21	$155,526	4.375	12.000	7.362	6.853	358.01	1.99	604	82.8



Group 3 (ARM): $1,370,345,139

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Next Interest Adjustment Date												
10/06	$426,727,165	2,725	31.14	$156,597	4.750	13.500	7.381	6.872	359.00	1.00	603	82.5
11/06	$892,438	6	0.07	$148,740	5.375	9.625	6.858	6.349	360.00	0.00	641	86.0
01/08	$545,569	3	0.04	$181,856	4.875	6.350	5.604	5.095	350.00	10.00	671	84.6
03/08	$554,301	2	0.04	$277,151	7.050	7.050	7.050	6.541	352.00	8.00	630	72.1
	$1,370,345,139	8,892	100.00	$154,110	4.375	14.090	7.471	6.912	357.62	2.37	606	83.3



Group 5 (ARM): $126,380,308

Detailed Report

Summary of Loans in Statistic Calculation Pool   Range
(As of Calculation Date)

		Range		
Total Number of Loans	605			
Total Outstanding Loan Balance	$126,380,308			
Average Loan Balance	$208,893	$21,072	to	$558,545
WA Mortgage Rate	7.898%	5.500%	to	11.525%
Net WAC	7.378%	4.991%	to	11.016%
ARM Characteristics				
WA Gross Margin	7.577%	2.375%	to	12.090%
WA Months to First Roll	30	5	to	35
WA First Periodic Cap	1.920%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.387%	1.000%	to	3.000%
WA Lifetime Cap	14.692%	10.600%	to	18.525%
WA Lifetime Floor	7.912%	5.500%	to	11.525%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	357	351	to	359
WA LTV	89.06%	24.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	614			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	77.78%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.52%	SFR: 80.46%	FULL DOC: 53.76%	RFCO: 48.08%	OOC: 99.12%	A: 76.92%	0: 22.22%
GA: 5.37%	PUD: 15.25%	STATED: 45.98%	PURCH: 43.63%	NOO: 0.75%	A-: 6.03%	6: 0.12%
MI: 5.18%	CONDO: 3.80%	SIMPLE: 0.26%	REFI: 8.29%	2ND: 0.13%	B: 5.73%	12: 6.54%
MA: 4.78%	2-4 UNIT: 0.33%				C: 5.54%	24: 20.36%
FL: 4.31%	HI CONDO: 0.13%				C-: 5.77%	36: 49.33%
						60: 1.43%



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 5 (ARM): $126,380,308

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
2/28 LIBOR	$35,703,510	208	28.25	$171,651	5.600	11.400	8.519	7.990	357.04	2.96	609	88.0
3/27 LIBOR	$90,237,159	396	71.40	$227,872	5.500	11.525	7.657	7.141	357.55	2.45	617	89.5
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$21,072	1	0.02	$21,072	9.500	9.500	9.500	8.991	356.00	4.00	545	65.0
$25000.01 - $50000	$1,626,437	37	1.29	$43,958	7.500	11.525	10.011	9.453	356.80	3.20	565	76.3
$50000.01 - $75000	$5,663,487	90	4.48	$62,928	6.990	11.390	9.702	9.108	357.11	2.89	561	78.0
$75000.01 - $100000	$7,178,626	81	5.68	$88,625	6.325	10.930	9.211	8.648	357.19	2.81	573	84.6
$100000.01 - $ 150000	$12,212,742	100	9.66	$122,127	5.625	11.070	9.194	8.653	357.28	2.72	577	86.1
$150000.01 - $ 200000	$8,621,134	50	6.82	$172,423	5.870	10.500	8.945	8.436	357.11	2.89	578	85.3
$200000.01 - $ 250000	$3,550,623	16	2.81	$221,914	7.190	9.990	8.957	8.448	357.08	2.92	583	82.8
$250000.01 - $ 300000	$1,365,583	5	1.08	$273,117	8.990	10.500	9.511	9.002	356.62	3.38	565	87.9
$300000.01 - $ 350000	$22,355,342	67	17.69	$333,662	5.750	9.990	7.423	6.914	357.44	2.56	629	91.6
$350000.01 - $ 400000	$35,754,520	95	28.29	$376,363	5.500	9.625	7.211	6.702	357.72	2.28	634	91.4
$400000.01 - $ 450000	$16,076,678	38	12.72	$423,070	5.990	9.000	7.228	6.719	357.41	2.59	631	91.0
$450000.01 - $ 500000	$11,395,519	24	9.02	$474,813	5.625	10.125	7.253	6.744	357.37	2.63	641	92.2
$550000.01 - $ 600000	$558,545	1	0.44	$558,545	6.750	6.750	6.750	6.241	357.00	3.00	658	93.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$618,750	9	0.49	$68,750	8.425	11.390	9.723	8.936	357.74	2.26	567	83.3
AZ	$1,645,240	10	1.30	$164,524	7.490	11.000	8.554	8.045	357.08	2.92	609	92.7
AR	$839,702	8	0.66	$104,963	6.625	10.525	8.591	8.082	356.51	3.49	583	86.3
CA	$51,206,102	138	40.52	$371,059	5.500	10.125	7.176	6.667	357.48	2.52	636	90.8

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.


Group 5 (ARM): $126,380,308
Detailed Report

											State
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
CO	$1,481,095	8	1.17	$185,137	6.500	9.850	8.210	7.701	356.92	3.08	604	90.5
CT	$701,522	3	0.56	$233,841	6.625	9.990	8.335	7.826	357.22	2.78	611	94.0
DE	$110,796	1	0.09	$110,796	9.880	9.880	9.880	9.371	356.00	4.00	604	100.0
FL	$5,450,343	29	4.31	$187,943	6.375	10.940	8.257	7.748	357.96	2.04	589	88.4
GA	$6,792,644	40	5.37	$169,816	6.500	11.525	8.898	8.389	357.80	2.20	589	89.4
ID	$378,341	2	0.30	$189,170	6.875	9.250	7.185	6.462	357.74	2.26	596	98.6
IL	$1,663,611	8	1.32	$207,951	6.250	10.800	7.662	7.153	356.94	3.06	634	86.1
IN	$1,263,803	11	1.00	$114,891	6.625	11.000	8.470	7.961	358.15	1.85	614	94.7
IA	$209,470	3	0.17	$69,823	7.750	8.140	8.026	7.517	356.82	3.18	618	87.8
KS	$871,027	8	0.69	$108,878	8.750	10.875	9.453	8.944	356.95	3.05	590	87.6
KY	$71,837	1	0.06	$71,837	9.970	9.970	9.970	9.461	356.00	4.00	558	80.0
LA	$512,061	4	0.41	$128,015	8.925	11.000	9.439	8.930	357.49	2.51	573	91.2
MD	$3,712,618	11	2.94	$337,511	6.500	9.880	7.762	7.253	358.01	1.99	618	90.2
MA	$6,041,127	16	4.78	$377,570	6.500	9.500	7.506	6.997	357.68	2.32	627	90.9
MI	$6,547,472	52	5.18	$125,913	5.870	10.990	8.729	8.152	356.73	3.27	590	84.7
MN	$4,348,484	27	3.44	$161,055	6.750	10.250	8.082	7.573	356.88	3.12	579	82.1
MS	$1,289,740	8	1.02	$161,218	7.125	11.375	8.260	7.751	358.10	1.90	587	85.7
MO	$3,909,696	45	3.09	$86,882	6.325	11.100	9.167	8.631	357.22	2.78	589	84.7
NE	$96,063	2	0.08	$48,031	9.600	9.800	9.714	9.205	355.86	4.14	597	95.7
NV	$755,429	2	0.60	$377,715	6.875	8.375	7.582	7.073	357.06	2.94	591	87.1
NH	$164,772	1	0.13	$164,772	7.875	7.875	7.875	7.366	358.00	2.00	587	100.0
NJ	$2,604,893	10	2.06	$260,489	7.875	10.500	8.937	8.428	357.75	2.25	587	82.7
NM	$207,806	2	0.16	$103,903	7.990	9.725	8.477	7.968	356.12	3.88	544	70.4
NY	$2,254,820	7	1.78	$322,117	6.500	11.000	7.095	6.586	358.18	1.82	602	83.3
NC	$2,065,357	23	1.63	$89,798	7.750	11.350	9.266	8.695	356.99	3.01	579	81.4
OH	$2,270,175	19	1.80	$119,483	6.250	10.400	8.334	7.825	357.08	2.92	600	88.6
OK	$394,577	5	0.31	$78,915	7.500	11.400	9.206	8.697	357.32	2.68	593	94.6
OR	$341,479	3	0.27	$113,826	8.999	10.250	9.884	9.375	356.59	3.41	598	100.0
PA	$505,038	4	0.40	$126,260	8.600	9.800	9.396	8.887	357.53	2.47	565	82.4
RI	$291,335	2	0.23	$145,668	9.250	9.500	9.389	8.880	356.11	3.89	523	59.1
SC	$629,673	7	0.50	$89,953	9.175	10.550	9.945	9.436	357.76	2.24	566	85.2
TN	$1,329,295	12	1.05	$110,775	7.875	10.675	9.416	8.697	356.94	3.06	591	93.2
TX	$4,508,029	26	3.57	$173,386	5.625	11.070	7.979	7.470	357.23	2.77	621	94.5
UT	$1,008,025	4	0.80	$252,006	7.625	9.750	8.177	7.668	356.82	3.18	632	91.0
VA	$4,243,117	15	3.36	$282,874	6.250	11.100	7.635	7.126	357.15	2.85	613	88.2
WA	$1,319,285	6	1.04	$219,881	8.250	10.875	9.203	8.694	356.51	3.49	611	92.4
WV	$39,932	1	0.03	$39,932	10.250	10.250	10.250	9.741	356.00	4.00	511	26.8
WI	$1,685,725	12	1.33	$140,477	7.860	10.050	8.767	8.182	357.86	2.14	616	85.4
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1


Group 5 (ARM): $126,380,308

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$466,719	7	0.37	$66,674	8.450	11.100	9.824	9.315	357.26	2.74	546	38.2
50.01-55.00	$256,067	3	0.20	$85,356	7.765	10.875	8.763	8.254	356.18	3.82	606	53.5
55.01-60.00	$452,735	5	0.36	$90,547	9.250	11.350	9.821	9.312	356.90	3.10	515	58.6
60.01-65.00	$1,824,980	18	1.44	$101,388	7.725	9.990	9.304	8.795	357.23	2.77	547	63.4
65.01-70.00	$5,492,806	52	4.35	$105,631	7.150	11.400	9.355	8.748	357.13	2.87	534	69.2
70.01-75.00	$7,853,044	65	6.21	$120,816	5.750	11.000	8.648	8.128	357.39	2.61	561	74.6
75.01-80.00	$8,940,416	63	7.07	$141,911	5.625	11.525	7.939	7.416	357.64	2.36	589	79.5
80.01-85.00	$13,150,476	61	10.41	$215,582	5.500	11.375	7.664	7.147	357.27	2.73	607	84.6
85.01-90.00	$42,350,862	139	33.51	$304,682	5.625	10.990	7.340	6.820	357.38	2.62	635	89.7
90.01-95.00	$11,193,286	35	8.86	$319,808	5.990	10.000	7.433	6.924	357.71	2.29	629	94.6
95.01-100.00	$34,398,916	157	27.22	$219,101	6.125	11.070	8.279	7.770	357.43	2.57	624	99.9
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
5.001 - 5.500	$355,710	1	0.28	$355,710	5.500	5.500	5.500	4.991	359.00	1.00	602	81.9
5.501 - 6.000	$3,900,986	11	3.09	$354,635	5.600	6.000	5.866	5.357	357.74	2.26	652	86.7
6.001 - 6.500	$15,027,821	41	11.89	$366,532	6.125	6.500	6.363	5.854	357.74	2.26	656	90.6
6.501 - 7.000	$22,875,462	62	18.10	$368,959	6.600	7.000	6.822	6.313	357.55	2.45	638	91.0
7.001 - 7.500	$19,908,446	64	15.75	$311,069	7.125	7.500	7.304	6.795	357.35	2.65	623	88.5
7.501 - 8.000	$13,885,618	53	10.99	$261,993	7.540	8.000	7.799	7.290	357.31	2.69	610	90.6
8.001 - 8.500	$10,572,723	42	8.37	$251,731	8.125	8.500	8.330	7.791	357.08	2.92	612	91.7
8.501 - 9.000	$10,242,852	56	8.10	$182,908	8.550	9.000	8.803	8.282	357.37	2.63	597	89.4
9.001 - 9.500	$11,180,351	90	8.85	$124,226	9.050	9.500	9.310	8.773	357.22	2.78	577	87.4
9.501 - 10.000	$11,443,034	102	9.05	$112,187	9.525	10.000	9.792	9.267	357.46	2.54	569	85.7
10.001 - 10.500	$4,099,602	41	3.24	$99,990	10.050	10.500	10.289	9.758	357.23	2.77	581	84.4
10.501 - 11.000	$2,228,065	32	1.76	$69,627	10.525	11.000	10.769	10.156	357.18	2.82	560	82.0
11.001 - 11.500	$610,102	9	0.48	$67,789	11.070	11.400	11.176	10.531	357.13	2.87	557	80.3
11.501 - 12.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$101,679,915	513	80.46	$198,206	5.500	11.525	7.941	7.419	357.44	2.56	612	88.6
PUD	$19,275,118	65	15.25	$296,540	5.625	10.670	7.646	7.137	357.28	2.72	623	91.6
CONDO	$4,800,345	21	3.80	$228,588	5.625	10.500	7.859	7.350	357.25	2.75	622	93.0
2-4 UNITS	$418,747	4	0.33	$104,687	7.150	10.250	9.178	8.669	358.17	1.83	614	68.0
HI CONDO	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3



Group 5 (ARM): $126,380,308

Detailed Report

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MANUF	$46,638	1	0.04	$46,638	10.875	10.875	10.875	10.366	357.00	3.00	506	55.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$60,769,913	339	48.08	$179,262	5.875	11.525	8.099	7.571	357.49	2.51	599	84.9
PURCH	$55,136,752	209	43.63	$263,812	5.500	11.070	7.694	7.185	357.39	2.61	630	93.7
REFI	$10,473,643	57	8.29	$183,748	5.750	11.100	7.803	7.275	357.10	2.90	618	88.7
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Occupancy											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$125,266,713	596	99.12	$210,179	5.500	11.525	7.888	7.369	357.41	2.59	614	89.2
NOO	$954,050	8	0.75	$119,256	7.625	10.990	9.169	8.660	357.39	2.61	646	74.1
2ND HM	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Months Remaining to Scheduled Maturity											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
301 - 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Collateral Grouped by Document Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$67,945,034	426	53.76	$159,495	5.625	11.525	8.445	7.918	357.37	2.63	599	90.5
STATED	$58,109,116	178	45.98	$326,456	5.500	10.375	7.260	6.750	357.45	2.55	632	87.4
SIMPLE	$326,158	1	0.26	$326,158	7.500	7.500	7.500	6.991	359.00	1.00	644	85.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1



Group 5 (ARM): $126,380,308

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$339,061	1	0.27	$339,061	6.500	6.500	6.500	5.991	357.00	3.00	809	100.0
781 - 800	$838,446	2	0.66	$419,223	6.125	6.625	6.402	5.893	358.00	2.00	784	100.0
761 - 780	$438,379	2	0.35	$219,190	6.325	6.750	6.669	6.160	358.00	2.00	775	98.1
741 - 760	$810,216	2	0.64	$405,108	6.875	10.125	8.795	8.286	357.41	2.59	746	85.9
721 - 740	$1,203,347	3	0.95	$401,116	5.600	6.875	6.316	5.807	358.35	1.65	727	93.7
701 - 720	$2,311,306	7	1.83	$330,187	5.750	7.990	6.665	6.156	357.16	2.84	707	88.5
681 - 700	$7,133,179	21	5.64	$339,675	6.125	8.550	7.093	6.584	357.48	2.52	690	90.9
661 - 680	$7,404,030	20	5.86	$370,201	5.875	9.950	6.956	6.447	357.39	2.61	670	90.2
641 - 660	$14,767,789	47	11.69	$314,208	5.625	10.375	7.177	6.668	357.59	2.41	650	91.4
621 - 640	$18,791,677	68	14.87	$276,348	5.990	10.990	7.504	6.995	357.54	2.46	630	92.2
601 - 620	$19,182,872	79	15.18	$242,821	5.500	11.375	7.815	7.306	357.14	2.86	610	91.0
581 - 600	$26,721,390	120	21.14	$222,678	6.250	11.525	8.255	7.746	357.37	2.63	591	94.2
561 - 580	$8,435,677	56	6.67	$150,637	6.250	11.000	8.354	7.803	357.55	2.45	572	85.4
541 - 560	$6,135,875	66	4.86	$92,968	5.870	11.400	8.934	8.314	357.14	2.86	550	76.8
521 - 540	$6,388,384	63	5.05	$101,403	7.375	11.125	9.467	8.958	357.33	2.67	532	75.2
501 - 520	$5,417,265	47	4.29	$115,261	6.875	11.390	9.516	8.949	357.58	2.42	512	68.4
NOT SCORED	$61,416	1	0.05	$61,416	9.900	9.900	9.900	9.391	357.00	3.00	N/A	75.0
	$126,380,308	**605**	**100.00**	**$208,893**	**5.500**	**11.525**	**7.898**	**7.378**	**357.41**	**2.59**	**614**	**89.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$97,213,514	350	76.92	$277,753	5.600	11.070	7.602	7.093	357.45	2.55	633	92.6
A-	$7,615,486	40	6.03	$190,387	5.500	10.990	7.954	7.412	357.21	2.79	579	86.5
B	$7,247,639	73	5.73	$99,283	5.870	11.000	8.679	8.063	357.33	2.67	566	78.9
C	$7,005,390	78	5.54	$89,813	7.375	11.525	9.476	8.967	357.12	2.88	541	75.1
C-	$7,298,279	64	5.77	$114,036	6.875	11.400	9.497	8.945	357.52	2.48	521	67.7
	$126,380,308	**605**	**100.00**	**$208,893**	**5.500**	**11.525**	**7.898**	**7.378**	**357.41**	**2.59**	**614**	**89.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$28,086,067	133	22.22	$211,173	6.125	11.350	8.281	7.768	357.59	2.41	608	88.0
6	$146,802	3	0.12	$48,934	9.500	9.980	9.663	9.154	355.48	4.52	553	71.1
12	$8,263,344	27	6.54	$306,050	5.875	10.250	7.489	6.980	357.52	2.48	631	87.4
24	$25,730,518	134	20.36	$192,019	5.600	11.400	8.088	7.561	357.04	2.96	617	89.2
36	$62,341,824	298	49.33	$209,201	5.500	11.525	7.711	7.189	357.47	2.53	613	89.7
60	$1,811,753	10	1.43	$181,175	5.625	9.250	7.423	6.914	357.77	2.23	631	89.9
	$126,380,308	**605**	**100.00**	**$208,893**	**5.500**	**11.525**	**7.898**	**7.378**	**357.41**	**2.59**	**614**	**89.1**


Group 5 (ARM): $126,380,308

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	5	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
13 - 18	18	$1,630,561	9	1.29	$181,173	7.500	10.990	8.572	8.063	353.58	6.42	620	83.9
19 - 24	21	$34,072,948	199	26.96	$171,221	5.600	11.400	8.516	7.986	357.20	2.80	608	88.2
25 - 31	31	$3,610,944	21	2.86	$171,950	6.750	11.350	8.108	7.520	354.96	5.04	596	87.0
32 - 37	34	$86,626,215	375	68.54	$231,003	5.500	11.525	7.638	7.125	357.66	2.34	617	89.6
	30	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
2.001 - 3.000	$374,250	1	0.30	$374,250	5.990	5.990	5.990	5.481	358.00	2.00	626	75.0
4.001 - 5.000	$3,709,909	9	2.94	$412,212	5.500	7.500	6.207	5.698	356.97	3.03	642	88.5
5.001 - 6.000	$21,688,600	56	17.16	$387,296	5.600	7.500	6.649	6.140	357.76	2.24	656	90.3
6.001 - 7.000	$32,985,503	90	26.10	$366,506	5.625	9.250	7.216	6.707	357.37	2.63	628	90.7
7.001 - 8.000	$22,142,135	59	17.52	$375,290	6.250	10.125	7.838	7.329	357.57	2.43	619	94.4
8.001 - 9.000	$5,343,039	15	4.23	$356,203	6.875	9.990	8.619	8.110	357.82	2.18	622	92.9
9.001 - 10.000	$33,369,865	302	26.40	$110,496	5.750	11.400	9.117	8.580	357.18	2.82	576	84.1
10.001 - 11.000	$5,611,058	59	4.44	$95,103	7.270	11.390	9.785	9.227	357.16	2.84	568	83.0
11.001 - 12.000	$1,103,623	13	0.87	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
7.577	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
10.501 - 11.000	$364,713	1	0.29	$364,713	5.600	5.600	5.600	5.091	358.00	2.00	726	85.0
11.501 - 12.000	$1,645,909	5	1.30	$329,182	5.750	6.975	6.204	5.695	357.36	2.64	650	82.8
12.001 - 12.500	$1,019,849	4	0.81	$254,962	5.500	6.500	6.137	5.628	358.35	1.65	611	81.0
12.501 - 13.000	$3,742,214	13	2.96	$287,863	5.625	6.990	6.241	5.732	357.61	2.39	637	88.3
13.001 - 13.500	$17,740,942	54	14.04	$328,536	6.125	8.500	6.565	6.056	357.41	2.59	647	89.8
13.501 - 14.000	$23,933,477	75	18.94	$319,113	6.600	9.000	6.957	6.448	357.44	2.56	633	90.0
14.001 - 14.500	$18,025,017	59	14.26	$305,509	7.125	8.500	7.364	6.855	357.56	2.44	624	89.0
14.501 - 15.000	$13,758,575	48	10.89	$286,637	7.625	8.999	7.959	7.450	357.42	2.58	611	92.5
15.001 - 15.500	$12,993,531	64	10.28	$203,024	8.125	10.425	8.626	8.093	357.02	2.98	606	91.3
15.501 - 16.000	$11,992,283	82	9.49	$146,247	8.600	9.990	9.186	8.651	357.40	2.60	589	89.6
16.001 - 16.500	$8,645,939	69	6.84	$125,303	9.050	10.500	9.470	8.924	357.34	2.66	570	86.5
16.501 - 17.000	$7,543,029	69	5.97	$109,319	9.525	11.000	9.864	9.342	357.63	2.37	564	83.6
17.000 - 17.500	$2,777,118	30	2.20	$92,571	10.050	11.375	10.284	9.742	357.34	2.66	597	85.2
17.501 - 18.000	$1,595,818	23	1.26	$69,383	10.525	11.000	10.799	10.210	356.99	3.01	562	80.4



Group 5 (ARM): $126,380,308

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Maximum Rates												
18.001 - 18.500	$552,360	8	0.44	$69,045	11.070	11.400	11.155	10.496	357.03	2.97	553	79.8
18.501 - 19.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
14.692	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Next Interest Adjustment Date												
04/04	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
02/05	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
04/05	$525,391	2	0.42	$262,695	7.500	9.990	7.916	7.407	353.00	7.00	658	81.2
05/05	$1,128,691	7	0.89	$161,242	7.500	10.525	8.828	8.319	354.07	5.93	602	85.8
06/05	$4,712,236	36	3.73	$130,895	7.190	11.070	8.978	8.367	355.09	4.91	590	86.6
07/05	$7,863,046	48	6.22	$163,813	6.250	11.400	8.504	7.966	356.12	3.88	604	88.8
08/05	$8,430,095	54	6.67	$156,113	6.375	11.070	8.930	8.421	357.30	2.70	603	86.9
09/05	$6,513,617	35	5.15	$186,103	5.600	11.125	8.280	7.771	358.15	1.85	611	86.4
10/05	$6,478,108	25	5.13	$259,124	5.990	11.100	7.883	7.374	359.00	1.00	630	92.3
05/06	$132,413	2	0.10	$66,207	9.340	9.990	9.666	8.338	354.00	6.00	533	77.5
06/06	$3,994,719	25	3.16	$159,789	6.750	11.350	8.248	7.694	355.13	4.87	594	86.3
07/06	$11,994,043	63	9.49	$190,382	5.875	11.525	7.857	7.318	356.08	3.92	613	88.1
08/06	$24,319,893	103	19.24	$236,115	5.625	11.375	7.523	7.014	357.03	2.97	620	90.9
09/06	$33,933,441	139	26.85	$244,125	5.625	11.100	7.642	7.133	358.07	1.93	618	89.2
10/06	$15,862,650	64	12.55	$247,854	5.500	10.875	7.577	7.068	359.00	1.00	617	90.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

<u>Exhibit 99.4</u>

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-5

ABS New Transaction

Computational Materials

$3,355,167,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2003-5



HOME LOANS
Seller and Master Servicer



The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


Preliminary Term Sheet   *Date Prepared: November 5, 2003*

$3,355,167,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-5

Class [1]	Principal Amount [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's/Fitch) [4]	Last Scheduled Distribution Date	Certificate Type
AF-1A [5]	197,173,000	0.99 / 0.99	1 – 23 / 1 - 23	[AAA]/Aaa/AAA	Aug 2019	Floating Rate Senior Sequential
AF-1B [5]	343,754,000	1.00 / 1.00	1 - 23 / 1 - 23	[AAA]/Aaa/AAA	Aug 2022	Floating Rate Senior Sequential
AF-2 [5]	123,729,000	2.12 / 2.12	23 - 29 / 23 - 29	[AAA]/Aaa/AAA	Apr 2025	Fixed Rate Senior Sequential
AF-3 [5]	226,887,000	3.00 / 3.00	29 - 48 / 29 - 48	[AAA]/Aaa/AAA	Apr 2030	Fixed Rate Senior Sequential
AF-4 [5]	139,273,000	5.00 / 5.00	48 - 78 / 48 - 78	[AAA]/Aaa/AAA	Aug 2032	Fixed Rate Senior Sequential
AF-5 [5]	107,933,500	6.97 / 11.46	78 - 84 / 78 - 229	[AAA]/Aaa/AAA	Feb 2034	Fixed Rate Senior Sequential
AF-6 [5]	156,100,000	6.10 / 6.75	37 - 84 / 37 - 227	[AAA]/Aaa/AAA	Jan 2034	Fixed Rate Senior Lockout
MF-1 [5]	85,855,000	5.40 / 6.48	37 - 84 / 37 - 186	[AA]/Aa2/AA	Jan 2034	Fixed Rate Mezzanine
MF-2 [5]	66,342,500	5.40 / 6.42	37 - 84 / 37 - 171	[A]/A2/A	Nov 2033	Fixed Rate Mezzanine
MF-3 [5]	19,512,500	5.40 / 6.34	37 - 84 / 37 - 152	[A-]/A3/A-	Sep 2033	Fixed Rate Mezzanine
MF-4 [5]	19,512,500	5.40 / 6.28	37 - 84 / 37 - 145	[BBB+]/Baa1/A-	Aug 2033	Fixed Rate Mezzanine
MF-5 [5]	15,610,000	5.40 / 6.20	37 - 84 / 37 - 135	[BBB]/Baa2/BBB+	Jun 2033	Fixed Rate Mezzanine
BF [5]	15,610,000	5.40 / 6.07	37 - 84 / 37 - 125	[BBB-]/Baa3/BBB	Apr 2033	Fixed Rate Subordinate
1-AV-1 [6]	500,000,000	2.05 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
1-AV-2 [6]	603,011,000	2.05 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
2-AV-1 [7]	312,501,000	2.05 / 2.11	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
3-AV-1 [8]	101,913,000	2.06 / 2.12	1 - 84 / 1 - 143	[AAA]/Aaa/AAA	Mar 2034	Floating Rate Senior
MV-1 [9]	122,525,000	4.64 / 4.77	44 - 84 / 44 - 118	[AA]/Aa2/AA	Jan 2034	Floating Rate Mezzanine
MV-2 [9]	98,962,500	4.27 / 4.37	40 - 84 / 40 - 107	[A]/A2/A	Jan 2034	Floating Rate Mezzanine
MV-3 [9]	32,987,500	4.15 / 4.19	39 - 84 / 39 - 94	[A-]/A3/A-	Nov 2033	Floating Rate Mezzanine
MV-4 [9]	23,562,500	4.09 / 4.10	38 - 84 / 38 - 87	[BBB+]/Baa1/BBB+	Sep 2033	Floating Rate Mezzanine
MV-5 [9]	23,562,500	4.01 / 4.01	37 - 80 / 37 - 80	[BBB]/Baa2/BBB	Aug 2033	Floating Rate Mezzanine
BV [9]	18,850,000	3.89 / 3.89	37 - 72 / 37 - 72	[BBB-]/Baa3/BBB-	May 2033	Floating Rate Subordinate
Total:	**3,355,167,000**					

(1) The margins on the Class 1-AV-1, Class 1-AV-2, 2-AV-1 and Class 3-AV-1 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class AF-5 Certificates increases by 0.50% after the Clean-up Call date.

(2) The principal balance of each Class of Certificates is subject to a 10% variance.

(3) See "Pricing Prepayment Speed" below.

(4) Rating Agency Contacts: Linda Wu, Standard & Poors, 212.438.1567; Tamara Zaliznyak, Moody's Ratings, 212.553.7761; Kei Ishidoya, Fitch Ratings, 212.908.0238.

(5) The Class AF-1A Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, with the Class AF-1A Certificates, the **"Class AF Certificates"**) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (collectively the **"Fixed Rate Subordinate Certificates"**) are backed primarily by (a) until the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 2 Mortgage Loans and (b) on each Distribution Date on or after the Distribution Date on which the Certificate Balance of the Class AF-1A Certificates has been reduced to zero, the cashflows from the Group 1 and Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(6) The Class 1-AV-1 and Class 1-AV-2 Certificates are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(7) The Class 2-AV-1 Certificates are backed primarily by the cashflows from the Group 4 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(8) The Class 3-AV-1 Certificates are backed primarily by the cashflows from the Group 5 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).

(9) The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, and Class BV Certificates (collectively, the **"Floating Rate Subordinate Certificates"** and, together with the Fixed Rate Subordinate Certificates, the **"Subordinate Certificates"**) are backed by the cashflows from the Group 3, Group 4 and Group 5 Mortgage Loans.

3



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Trust:	Asset-Backed Certificates, Series 2003-5.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc. and Deutsche Bank Securities, Inc. (Co-Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Fixed Rate Certificates:	The *"Fixed Rate Certificates"* consist of the Class AF Certificates (other than the Class AF-1A and Class AF-1B Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The *"Floating Rate Certificates"* consist of the Class AF-1A, Class AF-1B, Class 1-A V-1, Class 1-A V-2, Class 2-A V-1, Class 3-A V-1 and Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 1-A V-1, Class 1-A V-2, Class 2-A V-1 Class 3-A V-1 Certificates (the *"Class AV Certificates"*) and the Class AF Certificates are referred to herein as the *"Senior Certificates."*
Certificates:	The *"Certificates"* consist of the Fixed Rate Certificates and Floating Rate Certificates.
Federal Tax Status:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of November 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of November 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	November [7], 2003.
Expected Closing Date:	November [25], 2003.
Expected Settlement Date:	November [25], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from November 1, 2003 up to, but not including, the Settlement Date.
Interest Accrual Period:	The *"Interest Accrual Period"* for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The *"Interest Accrual Period"* for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).


ERISA Eligibility: The Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call (the *"Clean-up Call"*) which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates were priced based on the following collateral prepayment assumptions:

With respect to the Fixed Rate Mortgage Loans, 100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% in month one, and increase by 2.2% each month to 22% CPR in month ten, and remain at 22% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. With respect to the Adjustable Rate Mortgage Loans, 100% PPC assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 40% CPR from month 24 until month 27, decreasing to and remaining constant at 35% CPR from month 28 until month 35, increasing to 65% CPR from month 36 to month 39 and remaining constant at 35% CPR from month 40 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the *"Statistical Pool"*). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the *"Mortgage Pool"*). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $3,445,999,674 (the *"Mortgage Loans"*) of which: (i) approximately $569,742,223 were fixed rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "*Group 1 Mortgage Loans*"), (ii) approximately $991,257,618 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "*Group 2 Mortgage Loans*" and, together with the Group 1 Mortgage Loans, the *"Fixed Rate Mortgage Loans"*), (iii) approximately $1,370,345,139 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 3 Mortgage Loans"*), (iv) approximately $388,274,385 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 4 Mortgage Loans"*) and (iii) approximately $126,380,308 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the *"Group 5 Mortgage Loans"* and, together with the Group 3 and Group 4 Mortgage Loans, the *"Adjustable Rate Mortgage Loans"*).

Pass-Through Rate: The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

Adjusted Net
Mortgage Rate: The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the *"Expense Fee Rate"*).



Adjusted Maximum Mortgage Rate:	The *"Adjusted Maximum Mortgage Rate"* for each Adjustable Rate Mortgage Loan is equal to the gross maximum mortgage rate less, in each case, the Expense Fee Rate.
Maximum Rate:	The *"Maximum Rate"* is equal to, with respect to (i) the Class AF-1A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (ii) the Class AF-1B Certificates, 7.50%, (iii) the Class 1-AV-1 and Class 1-AV-2 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3 Mortgage Loans, (iv) the Class 2-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 4 Mortgage Loans, (v) the Class 3-AV-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 5 Mortgage Loans and (vi) the Floating Rate Subordinate Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Group 3, Group 4 and Group 5 Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in the case of (i), (iii), (iv), (v) and (vi), above, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Net Rate Cap:	The *"Net Rate Cap"* is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
AF-1A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
AF (other than AF-1A) and Fixed Rate Subordinate	The weighted average of (a) the weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and (b) the weighted average of the Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans; weighted, in the case of (a), above, by the excess of the unpaid principal balance of the Group 1 Mortgage Loans over the Class AF-1A Certificate Balance and, in the case of (b), above, by the unpaid principal balance of the Group 2 Mortgage Loans (in the case of the Class AF-1B Certificates only, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
1-AV-1 and 1-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV-2	The weighted average Adjusted Net Mortgage Rate of the Group 4 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-AV-1	The weighted average Adjusted Net Mortgage Rate of the Group 5 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Net Rate Caps of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 and Class 3-AV-1 Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:	For any Class of Certificates and on any Distribution Date on which the Pass-Through Rate for such Class is limited by the related Net Rate Cap, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (in the case of the Floating Rate Certificates, up to the related Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap but, in the case of the Floating Rate Certificates, limited by the Maximum Rate). Net Rate Carryover will be paid to the



extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Floating Rate Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include six Corridor Contracts for the benefit of the Class AF-1B, Class 1-AV-1, Class 1-AV-2, Class 2-AV-1, Class 3-AV-1 and Floating Rate Subordinate Certificates (the *"Class AF-1B Corridor Contract," "Class 1-AV-1 Corridor Contract," "Class 1-AV-2 Corridor Contract," "Class 2-AV-1 Corridor Contract," "Class 3-AV-1 Corridor Contract"* and *"Floating Rate Subordinate Corridor Contract,"* respectively, and, collectively, the *"Corridor Contracts"*).

Corridor Contract	Initial Notional Amount	1 Month LIBOR Strike (Per Annum)	1 Month LIBOR Ceiling (Per Annum)
Class AF-1B	$346,908,000	Periods 1-23: 6.50%	Periods 1-12: 7.00% Periods 13-23: 7.50%
Class 1-AV-1	$500,000,000	Periods 1-24: 6.64% Periods 25-36: 6.74%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Class 1-AV-2	$596,947,000	Periods 1-24: 6.65% Periods 25-39: 6.75%	Periods 1-34: 9.00% Periods 35-39: 8.00%
Class 2-AV-1	$312,501,000	Periods 1-24: 5.80% Periods 25-34: 5.90% Periods 35-39: 6.00% Periods 40-46: 6.10%	Periods 1-12: 7.50% Periods 13-24: 8.50% Periods 25-39: 9.00% Periods 40-46: 8.00%
Class 3-A V-1	$69,874,000	Periods 1-24: 6.42% Periods 25-36: 6.52%	Periods 1-12: 7.50% Periods 13-36: 8.50%
Floating Rate Subordinate	$320,450,000	Periods 1-36: 6.00%	Periods 1-12: 6.50% Periods 13-36: 7.50%

After the Closing Date, the notional amount of the Corridor Contracts (except for the Floating Rate Subordinate Corridor Contract, which will remain at the Initial Notional Amount until the payment date in November 2006, when the Notional Amount will equal zero) will amortize down pursuant to an amortization schedule that was intended to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1B Corridor Contract will be available to pay the holders of the Class AF-1B Certificates the related Net Rate Carryover, (b) the Class 1-AV-1 Corridor Contract will be available to pay the holders of the Class 1-AV-1 Certificates the related Net Rate Carryover, (c) the Class 1-AV-2 Corridor Contract will be available to pay the holders of the Class 1-AV-2 Certificates the related Net Rate Carryover, (d) the Class 2-AV-1 Corridor Contract will be available to pay the holders of the Class 2-AV-1 Certificates the related Net Rate Carryover, (e) the Class 3-AV-1 Corridor Contract will be available to pay the holders of the Class 3-AV-1 Certificates the related Net Rate Carryover and (f) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the related Certificates on future Distribution Dates.


SECURITIES CORPORATION
A Countrywide Capital Markets Company

Credit Enhancement:

Class	S&P/ Moody's/Fitch	Initial Subordination at Closing	Target Subordination at Stepdown
AF	[AAA]/Aaa/AAA	17.05%	34.10%
MF-1	[AA]/Aa2/AA	11.55%	23.10%
MF-2	[A]/A2/A	7.30%	14.60%
MF-3	[A-]/A3/A-	6.05%	12.10%
MF-4	[BBB+]/Baa1/A-	4.80%	9.60%
MF-5	[BBB]/Baa2/BBB+	3.80%	7.60%
BF	[BBB-]/Baa3/BBB	2.80%	5.60%
AV	[AAA]/Aaa/AAA	19.50%	39.00%
MV-1	[AA]/Aa2/AA	13.00%	26.00%
MV-2	[A]/A2/A	7.75%	15.50%
MV-3	[A-]/A3/A-	6.00%	12.00%
MV-4	[BBB+]/Baa1/BBB+	4.75%	9.50%
MV-5	[BBB]/Baa2/BBB	3.50%	7.00%
BV	[BBB-]/Baa3/BBB-	2.50%	5.00%

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of Certificates, as the case may be:

1. Excess Cashflow. *"Fixed Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from the Fixed Rate Mortgage Loans after priorities 1) and 2) under "Fixed Rate Certificates Priority of Distributions" and after priority 5) under "Adjustable Rate Certificates Priority of Distributions." *"Adjustable Rate Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining from Adjustable Rate Mortgage Loans after priorities 1) and 2) under "Adjustable Rate Certificates Priority of Distributions" and after priority 5) under "Fixed Rate Certificates Priority of Distributions."

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates (*"O/C"*). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the related Mortgage Loans, until the O/C reaches the related Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

3. Subordination. The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower designation.

Fixed Rate
Overcollateralization Target: Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.80% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date (the *"Initial Fixed Rate O/C Target"*). The initial amount of fixed rate overcollateralization will be 2.80%.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 5.60% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Fixed Rate O/C Floor"*) of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date.



Provided, however, that if certain Fixed Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

*Adjustable Rate
Overcollateralization Target:* Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 2.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date (the *"Initial Adjustable Rate O/C Target"*). The initial amount of adjustable rate overcollateralization will be 2.50%.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 5.00% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the *"Adjustable Rate O/C Floor"*) of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if certain Adjustable Rate Trigger Events (as described below) are in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

*Fixed Rate
Delinquency Trigger Event:* With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Delinquency Trigger Event"* will occur if the product of (a) 2.00 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds the current Fixed Rate Required Percentage.

As used above, the "Fixed Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

*Fixed Rate Cumulative
Loss Trigger Event:* With respect to the Class AF and Fixed Rate Subordinate Certificates, a *"Fixed Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Fixed Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	2.00%
49 – 60	2.25%
61 – 72	4.50%
73 – 84	5.25%
85+	5.50%

Note that this is a Moody's trigger event and is subject to change.



*Adjustable Rate
Delinquency Trigger Event:* With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Delinquency Trigger Event"* will occur if the product of (a) 2.50 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds the current Adjustable Rate Required Percentage.

As used above, the "Adjustable Rate Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, over (b) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Note that this is a Moody's trigger event and is subject to change.

*Adjustable Rate Cumulative
Loss Trigger Event:* With respect to the Floating Rate Certificates (other than the Class AF-1A and Class AF-1B Certificates), an *"Adjustable Rate Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Adjustable Rate Mortgage Loans, as set forth below:

Distribution Date	Percentage
37 – 48	3.25%
49 – 60	5.00%
61 – 72	6.25%
73+	7.00%

Note that this is a Moody's trigger event and is subject to change.

Fixed Rate Stepdown Date: The earlier to occur of:
(i) the Distribution Date on which the aggregate principal balance of the Class AF Certificates is reduced to zero; and
(ii) the later to occur of:
    a. the Distribution Date in December 2006
    b. the first Distribution Date on which the aggregate principal balance of the Class AF Certificates is less than or equal to 65.90% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

*Adjustable Rate
Stepdown Date:* The earlier to occur of:
(i) the Distribution Date on which the aggregate principal balance of the AV Certificates is reduced to zero; and
(ii) the later to occur of:
    a. the Distribution Date in December 2006
    b. the first Distribution Date on which the aggregate principal balance of the Class AV Certificates is less than or equal to 61.00% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.



Allocation of Losses:	Any realized losses on the Mortgage Loans (after collections under a related MI Policy, if any) not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate groups in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.
Fixed Rate Certificates Priority of Distributions:	Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to the Class AF-1A Certificates current and unpaid interest and (ii) from interest collections relating to the Group 1 Mortgage Loans (after payment to the Class AF-1A Certificates as described in (i), above) and from all interest collections relating to the Group 2 Mortgage Loans to the Class AF Certificates current and unpaid interest (other than the Class AF-1A Certificates), then (b) from remaining interest collections related to the Fixed Rate Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

2) Principal funds, sequentially, as follows: (a) to the Class AF Certificates (in the manner and priority set forth under "Class AF Principal Distribution" below), then (b) from principal collections remaining after payment of (a), above, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;

3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (in the case of the Class AF-1B Certificates, after application of amounts received under the related corridor contract, as described above) and the Fixed Rate Subordinate Certificates (as described below);

6) Any remaining Fixed Rate Excess Cashflow, to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

7) Any remaining Fixed Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover (in the case of the Class AF-1B Certifciates, after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.


Adjustable Rate Certificates
Priority of Distributions: Available funds from the Group 3, Group 4 and Group 5 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) current and unpaid interest, concurrently, (i) from interest collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from interest collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from interest collections related to the Group 5 Mortgage Loans to the Class 3-AV-1 Certificates, then (b) from remaining interest collections related to the Adjustable Rate Mortgage Loans, current interest sequentially to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) from principal collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates, (iii) from principal collections related to the Group 5 Mortgage Loans, to the Class 3-AV-1 Certificates, then, (b) from remaining principal collections related to the Adjustable Rate Mortgage Loans after payment of (a) above, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;

3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;

4) Any remaining Adjustable Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates;

5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);

6) Any remaining Adjustable Rate Excess Cashflow, to build Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;

7) Any remaining Adjustable Rate Excess Cashflow, to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;

8) To the residual interest Certificate(s), any remaining amount.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Fixed Rate
Principal Paydown: Prior to the Fixed Rate Stepdown Date or if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is in effect on any Distribution Date, 100% of the available principal funds from Loan Group 1 and Loan Group 2 will be paid sequentially to the Class AF Certificates until they are reduced to zero (each, in the manner and priority set forth under "Class AF Principal Distribution" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of


principal related to the Fixed Rate Mortgage Loans in the following order of priority: (i) first, to the Class AF Certificates, such that the sum of the unpaid principal balance of the Class AF Certificates in the aggregate will have 34.10% Subordination, (ii) second, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 23.10% Subordination, (iii) third, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-2 Certificates such that the Class MF-2 Certificates will have 14.60% Subordination, (iv) fourth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-3 Certificates such that the Class MF-3 Certificates will have 12.10% Subordination, (v) fifth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-4 Certificates such that the Class MF-4 Certificates will have 9.60% Subordination, (vi) sixth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-5 Certificates such that the Class MF-5 Certificates will have 7.60% Subordination and (vii) seventh, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class BF Certificates such that the Class BF Certificates will have 5.60% Subordination; each subject to the related O/C Floor.

*Adjustable Rate
Principal Paydown:*

Prior to the Adjustable Rate Stepdown Date or if an Adjustable Rate Trigger Event is in effect on any Distribution Date, (i) 100% of the available principal funds from Loan Group 3 will be paid, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (ii) 100% of the principal funds from Loan Group 4 will be paid to the Class 2-AV-1 Certificates and (iii) 100% of the principal funds from Loan Group 5 will be paid to Class 3-AV-1 Certificates; provided, however, that (x) if any of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1 or Class 3-AV-1 Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired class of Senior Certificates will be paid to the remaining Class AV Certificates on a pro rata basis, based on the certificate principal balances thereof, and (y) if all of the Class AV Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates.

On any Distribution Date on or after the Adjustable Rate Stepdown Date, and if an Adjustable Rate Trigger Event is not in effect on such Distribution Date, each of the Class 1-AV-1, Class 1-AV-2, Class 2-AV-1, Class 3-AV-1 and Floating Rate Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 3 Mortgage Loans, pro rata, to the Class 1-AV-1 and Class 1-AV-2 Certificates, (b) from principal collections related to the Group 4 Mortgage Loans, to the Class 2-AV-1 Certificates and (c) from principal collections related to the Group 5 Mortgage Loans, to the Class 3-AV-1 Certificates, in each case, such that the Class AV Certificates in the aggregate will have 39.00% subordination, (ii) second, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 26.00% Subordination, (iii) third, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 15.50% Subordination, (iv) fourth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-3 Certificates such that the Class MV-3 Certificates will have 12.00% Subordination, (v) fifth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-4 Certificates such that the Class MV-4 Certificates will have 9.50% Subordination, (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-5 Certificates such that the Class MV-5 Certificates will have 7.00% Subordination and (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class BV Certificates such that the Class BV Certificates will have 5.00% Subordination; each subject to the O/C Floor.


Class AF Principal
Distribution:

Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates, first from principal collections related to Loan Group 2 and then from principal collections related to Loan Group 1, the Lockout Percentage of their pro rata share of principal collections related to Loan Group 1 and Loan Group 2, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Concurrently (a) all remaining principal collections related to Loan Group 1, to the Class AF-1A Certificates until they are reduced to zero and (b) from Group 1 principal collections remaining after payment of 1 and 2(a) above, and principal collections related to Loan Group 2 after payment of 1 above, sequentially, to the Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates until their respective principal balances are reduced to zero.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]



Discount Margin/Yield Tables (%) (1)

Class AF-1A (To Call)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	9.206	1.190	0.992	0.857	0.717
MDUR (yr)	8.64	1.19	0.99	0.86	0.72
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb19	Mar06	Oct05	Jun05	Feb05

Class AF-1A (To Maturity)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	9.206	1.190	0.992	0.857	0.717
MDUR (yr)	8.64	1.19	0.99	0.86	0.72
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb19	Mar06	Oct05	Jun05	Feb05

Class AF-1B (To Call)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

Class AF-1B (To Maturity)

Margin	0.170%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	11.317	1.203	1.005	0.869	0.730
MDUR (yr)	10.43	1.20	1.01	0.87	0.73
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05

(1) See definition of Pricing Prepayment Speed above.



A Countrywide Capital Markets Company

Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-5

Class AF-2 (To Call)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

Class AF-2 (To Maturity)

Coupon	2.890%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.894	2.830	2.813	2.796	2.770
WAL (yr)	19.478	2.612	2.125	1.793	1.453
MDUR (yr)	14.70	2.48	2.03	1.72	1.41
First Prin Pay	Feb22	Mar06	Oct05	Jun05	Mar05
Last Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05

Class AF-3 (To Call)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06

Class AF-3 (To Maturity)

Coupon	3.465%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.476	3.424	3.408	3.390	3.366
WAL (yr)	23.582	3.820	3.000	2.431	1.948
MDUR (yr)	15.86	3.52	2.80	2.29	1.85
First Prin Pay	Oct24	Oct06	Apr06	Nov05	Jun05
Last Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement

16



Class AF-4 (To Call)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.658	4.640	4.621	4.581
WAL (yr)	27.142	7.008	5.000	3.847	2.585
MDUR (yr)	15.10	5.83	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Oct12	May10	Sep08	Oct06

Class AF-4 (To Maturity)

Coupon	4.666%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.691	4.659	4.640	4.621	4.581
WAL (yr)	27.142	7.181	5.000	3.847	2.585
MDUR (yr)	15.10	5.94	4.36	3.44	2.39
First Prin Pay	Oct29	Jan09	Nov07	Oct06	Mar06
Last Prin Pay	Feb32	Apr14	May10	Sep08	Oct06

Class AF-5 (To Call)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.708	5.680	5.668	5.655	5.624
WAL (yr)	28.485	8.917	6.970	5.590	3.867
MDUR (yr)	13.82	6.83	5.62	4.67	3.38
First Prin Pay	Feb32	Oct12	May10	Sep08	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-5 (To Maturity)

Coupon	5.668%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.712	5.840	5.844	5.810	5.666
WAL (yr)	29.071	14.547	11.459	8.407	4.228
MDUR (yr)	13.93	9.54	8.07	6.34	3.63
First Prin Pay	Feb32	Apr14	May10	Sep08	Oct06
Last Prin Pay	Aug33	Sep26	Dec22	Dec19	Aug16


Class AF-6 (To Call)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.639	4.634	4.628	4.615
WAL (yr)	13.156	6.777	6.097	5.375	4.392
MDUR (yr)	9.37	5.64	5.18	4.65	3.89
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class AF-6 (To Maturity)

Coupon	4.649%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.661	4.641	4.639	4.638	4.639
WAL (yr)	13.156	7.007	6.749	6.650	6.807
MDUR (yr)	9.37	5.78	5.62	5.55	5.65
First Prin Pay	Dec06	Dec06	Dec06	Apr07	Oct07
Last Prin Pay	Jul33	Jul26	Oct22	Oct19	Jun16

Class MF-1 (To Call)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.362	5.349	5.337	5.325
WAL (yr)	25.404	6.778	5.403	4.585	3.989
MDUR (yr)	13.52	5.48	4.54	3.95	3.50
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-1 (To Maturity)

Coupon	5.367%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.401	5.369	5.358	5.349	5.339
WAL (yr)	25.523	8.004	6.479	5.509	4.754
MDUR (yr)	13.55	6.12	5.18	4.54	4.04
First Prin Pay	Jan24	Jun07	Dec06	Feb07	May07
Last Prin Pay	Jul33	Oct22	May19	Dec16	Mar14



Class MF-2 (To Call)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.763	5.748	5.735	5.720
WAL (yr)	25.404	6.778	5.403	4.556	3.850
MDUR (yr)	12.99	5.40	4.48	3.88	3.36
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-2 (To Maturity)

Coupon	5.764%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.804	5.770	5.758	5.747	5.734
WAL (yr)	25.517	7.928	6.418	5.426	4.572
MDUR (yr)	13.01	5.98	5.07	4.43	3.86
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May33	Apr21	Feb18	Oct15	Apr13

Class MF-3 (To Call)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.014	5.999	5.985	5.967
WAL (yr)	25.404	6.778	5.403	4.548	3.787
MDUR (yr)	12.67	5.35	4.45	3.85	3.29
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-3 (To Maturity)

Coupon	6.013%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	6.057	6.021	6.009	5.997	5.982
WAL (yr)	25.507	7.840	6.345	5.355	4.459
MDUR (yr)	12.69	5.88	4.99	4.36	3.76
First Prin Pay	Jan24	Jun07	Dec06	Jan07	Feb07
Last Prin Pay	Mar33	May19	Jul16	Jun14	Mar12



Class MF-4 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.638	6.699	6.757	6.828
WAL (yr)	25.404	6.778	5.403	4.540	3.776
MDUR (yr)	12.24	5.27	4.39	3.80	3.25
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-4 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.98	6.463	6.612	6.663	6.711	6.771
WAL (yr)	25.496	7.773	6.283	5.295	4.407
MDUR (yr)	12.26	5.75	4.87	4.26	3.67
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Feb33	Aug18	Dec15	Nov13	Oct11

Class MF-5 (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.698	7.180	7.350	7.511	7.715
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	12.05	5.23	4.35	3.76	3.21
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MF-5 (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.22	6.697	7.116	7.257	7.394	7.566
WAL (yr)	25.477	7.672	6.198	5.214	4.327
MDUR (yr)	12.07	5.64	4.78	4.17	3.59
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Dec32	Sep17	Feb15	Mar13	Mar11



Class BF (To Call)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.988	10.100	10.851	11.558	12.448
WAL (yr)	25.404	6.778	5.403	4.531	3.753
MDUR (yr)	11.06	4.98	4.16	3.60	3.09
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class BF (To Maturity)

Coupon	6.250%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 81.98	7.987	9.874	10.518	11.135	11.897
WAL (yr)	25.440	7.518	6.069	5.106	4.242
MDUR (yr)	11.06	5.26	4.46	3.89	3.38
First Prin Pay	Jan24	Jun07	Dec06	Dec06	Jan07
Last Prin Pay	Oct32	Sep16	Apr14	Jul12	Sep10



Class 1-AV-1 (To Call)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	18.725	2.656	2.054	1.540	1.282
MDUR (yr)	16.18	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 1-AV-1 (To Maturity)

Margin	0.320%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	33	33	32	32
WAL (yr)	18.783	2.746	2.119	1.540	1.282
MDUR (yr)	16.22	2.67	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06

Class 1-AV-2 (To Call)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	18.725	2.656	2.054	1.540	1.282
MDUR (yr)	16.21	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 1-AV-2 (To Maturity)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	31	31	30	30
WAL (yr)	18.783	2.746	2.119	1.540	1.282
MDUR (yr)	16.25	2.67	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06



Class 2-AV-1 (To Call)

Margin	0.310%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	31	31	31	31	31
WAL (yr)	18.343	2.648	2.048	1.538	1.281
MDUR (yr)	15.89	2.59	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 2-AV-1 (To Maturity)

Margin	0.310%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	31	32	32	31	31
WAL (yr)	18.397	2.736	2.112	1.538	1.281
MDUR (yr)	15.93	2.66	2.07	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06

Class 3-AV-1 (To Call)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	19.222	2.661	2.055	1.540	1.282
MDUR (yr)	16.52	2.60	2.02	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	May32	Oct12	Nov10	Nov06	Aug06

Class 3-AV-1 (To Maturity)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	36	36	35	35
WAL (yr)	19.285	2.753	2.121	1.540	1.282
MDUR (yr)	16.56	2.68	2.08	1.53	1.28
First Prin Pay	Dec03	Dec03	Dec03	Dec03	Dec03
Last Prin Pay	Sep33	Mar19	Oct15	Nov06	Aug06



Class MV-1 (To Call)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.234	5.047	4.636	5.232	3.886
MDUR (yr)	21.03	4.83	4.47	5.02	3.77
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-1 (To Maturity)

Margin	0.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	66	66	68	68
WAL (yr)	26.383	5.240	4.772	5.855	4.304
MDUR (yr)	21.13	4.99	4.59	5.58	4.16
First Prin Pay	Jan26	Mar07	Jul07	Nov06	Aug06
Last Prin Pay	Jul33	Aug16	Sep13	Apr13	Dec10

Class MV-2 (To Call)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	165	165	165	165
WAL (yr)	26.234	4.968	4.271	4.195	3.352
MDUR (yr)	18.57	4.60	4.01	3.96	3.20
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-2 (To Maturity)

Margin	1.650%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	167	167	166	166
WAL (yr)	26.379	5.109	4.367	4.249	3.384
MDUR (yr)	18.64	4.71	4.09	4.01	3.23
First Prin Pay	Jan26	Jan07	Mar07	Jun07	Nov06
Last Prin Pay	Jul33	Jun15	Oct12	Dec10	Feb09



Class MV-3 (To Call)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	26.234	4.936	4.149	3.835	3.162
MDUR (yr)	18.02	4.53	3.88	3.61	3.01
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Aug09	Apr08

Class MV-3 (To Maturity)

Margin	1.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	191	191	190	190
WAL (yr)	26.370	5.008	4.192	3.847	3.166
MDUR (yr)	18.08	4.59	3.91	3.62	3.02
First Prin Pay	Jan26	Dec06	Feb07	Apr07	Oct06
Last Prin Pay	May33	Jan14	Sep11	Dec09	Jun08

Class MV-4 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.234	4.924	4.095	3.701	3.101
MDUR (yr)	15.85	4.37	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	May32	Oct12	Nov10	Jul09	Feb08

Class MV-4 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	26.360	4.941	4.100	3.701	3.101
MDUR (yr)	15.89	4.38	3.72	3.40	2.89
First Prin Pay	Jan26	Dec06	Jan07	Feb07	Oct06
Last Prin Pay	Mar33	Apr13	Feb11	Jul09	Feb08



Class MV-5 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.234	4.858	4.009	3.580	3.048
MDUR (yr)	15.62	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	May32	Aug12	Jul10	Feb09	Oct07

Class MV-5 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 96.36	323	385	400	411	428
WAL (yr)	26.341	4.858	4.009	3.580	3.048
MDUR (yr)	15.65	4.27	3.61	3.28	2.82
First Prin Pay	Jan26	Dec06	Dec06	Jan07	Sep06
Last Prin Pay	Feb33	Aug12	Jul10	Feb09	Oct07

Class BV (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.234	4.725	3.888	3.440	2.944
MDUR (yr)	14.90	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	May32	Sep11	Nov09	Jul08	Jun07

Class BV (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 85.90	397	659	725	772	845
WAL (yr)	26.299	4.725	3.888	3.440	2.944
MDUR (yr)	14.91	4.03	3.42	3.08	2.67
First Prin Pay	Jan26	Dec06	Dec06	Dec06	Sep06
Last Prin Pay	Nov32	Sep11	Nov09	Jul08	Jun07

[Available Funds Schedules and Collateral Tables to Follow]


Class 2-AV-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.143	7.843	46	6.493	11.228
2	5.945	7.645	47	6.710	11.175
3	5.945	7.645	48	6.493	10.816
4	6.355	8.055	49	6.710	11.176
5	5.945	7.645	50	6.493	10.816
6	6.143	7.844	51	6.493	10.817
7	5.945	7.645	52	6.941	11.619
8	6.143	7.844	53	6.493	11.920
9	5.945	7.646	54	6.710	12.319
10	5.945	7.646	55	6.493	11.921
11	6.144	7.844	56	6.710	12.319
12	5.945	7.646	57	6.493	11.923
13	6.144	8.844	58	6.493	11.956
14	5.945	8.646	59	6.710	13.020
15	5.945	8.646	60	6.493	12.601
16	6.582	9.283	61	6.710	13.021
17	5.945	8.646	62	6.494	12.601
18	6.144	8.844	63	6.494	12.601
19	5.945	8.646	64	7.189	13.951
20	6.144	8.844	65	6.494	12.601
21	5.945	8.653	66	6.710	13.021
22	6.019	9.112	67	6.494	12.601
23	6.225	9.341	68	6.710	13.021
24	6.024	9.127	69	6.494	12.601
25	6.225	9.038	70	6.494	12.601
26	6.024	8.826	71	6.710	13.021
27	6.024	8.829	72	6.494	12.601
28	6.670	9.823	73	6.710	13.021
29	6.024	9.113	74	6.494	12.601
30	6.225	9.337	75	6.494	12.601
31	6.024	9.113	76	7.190	13.951
32	6.225	9.338	77	6.494	12.601
33	6.026	9.119	78	6.710	13.021
34	6.051	9.413	79	6.494	12.601
35	6.712	10.784	80	6.710	13.021
36	6.496	10.512	81	6.494	12.601
37	6.712	10.786	82	6.494	12.601
38	6.493	10.538	83	6.710	13.021
39	6.493	10.542	84	6.494	12.601
40	7.189	10.936			
41	6.493	11.077			
42	6.710	11.399			
43	6.493	11.079			
44	6.710	11.399			
45	6.493	11.081			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.



Class 3-AV-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.378	8.119	46	8.018	11.203
2	7.140	7.881	47	8.285	12.559
3	7.140	7.880	48	8.018	12.154
4	7.632	8.372	49	8.285	12.559
5	7.139	7.880	50	8.018	12.155
6	7.377	8.121	51	8.018	12.155
7	7.138	7.883	52	8.571	13.031
8	7.376	8.120	53	8.018	13.140
9	7.138	7.882	54	8.285	13.578
10	7.137	7.882	55	8.018	13.140
11	7.375	8.120	56	8.285	13.579
12	7.138	7.885	57	8.018	13.141
13	7.375	8.809	58	8.018	13.168
14	7.138	8.571	59	8.286	14.173
15	7.138	8.571	60	8.018	13.715
16	7.902	9.336	61	8.286	14.173
17	7.138	8.570	62	8.018	13.715
18	7.376	8.812	63	8.018	13.715
19	7.138	8.573	64	8.878	15.185
20	7.376	8.812	65	8.019	13.715
21	7.138	8.574	66	8.286	14.173
22	7.336	9.195	67	8.019	13.715
23	7.581	9.463	68	8.286	14.173
24	7.337	9.207	69	8.019	13.716
25	7.581	9.092	70	8.019	13.716
26	7.339	8.837	71	8.286	14.173
27	7.339	8.837	72	8.019	13.716
28	8.125	10.054	73	8.286	14.173
29	7.339	9.188	74	8.019	13.716
30	7.584	9.463	75	8.019	13.716
31	7.339	9.191	76	8.878	15.185
32	7.584	9.464	77	8.019	13.716
33	7.340	9.192	78	8.286	14.173
34	7.366	9.532	79	8.019	13.716
35	8.270	11.052	80	8.286	14.173
36	8.003	10.734	81	8.019	13.716
37	8.270	10.003	82	8.019	13.716
38	8.009	9.718	83	8.286	14.173
39	8.010	9.718	84	8.019	13.716
40	8.877	11.183			
41	8.018	11.055			
42	8.285	11.428			
43	8.018	11.059			
44	8.285	11.429			
45	8.018	11.061			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.


Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.785	7.285	46	7.051	10.384
2	6.566	7.066	47	7.286	11.832
3	6.566	7.066	48	7.051	11.451
4	7.019	7.520	49	7.286	11.833
5	6.566	7.067	50	7.051	11.451
6	6.785	7.286	51	7.051	11.453
7	6.566	7.067	52	7.538	12.257
8	6.785	7.286	53	7.051	12.533
9	6.566	7.067	54	7.286	12.951
10	6.566	7.067	55	7.051	12.533
11	6.785	7.286	56	7.287	12.952
12	6.566	7.068	57	7.052	12.535
13	6.785	8.287	58	7.052	12.544
14	6.566	8.068	59	7.287	13.624
15	6.566	8.068	60	7.052	13.184
16	7.269	8.772	61	7.287	13.624
17	6.566	8.068	62	7.052	13.184
18	6.785	8.287	63	7.052	13.184
19	6.566	8.068	64	7.808	14.597
20	6.786	8.290	65	7.052	13.184
21	6.580	8.144	66	7.288	13.624
22	6.658	8.595	67	7.052	13.184
23	6.881	8.837	68	7.288	13.624
24	6.659	8.601	69	7.053	13.184
25	6.881	8.838	70	7.053	13.184
26	6.660	8.605	71	7.288	13.624
27	6.660	8.640	72	7.053	13.185
28	7.373	9.677	73	7.288	13.624
29	6.660	8.889	74	7.053	13.185
30	6.882	9.135	75	7.053	13.185
31	6.660	8.889	76	7.808	14.597
32	6.882	9.137	77	7.053	13.185
33	6.660	8.920	78	7.288	13.624
34	6.665	9.140	79	7.053	13.185
35	7.286	10.671	80	7.288	13.624
36	7.051	10.376	81	7.053	13.185
37	7.287	9.176	82	7.053	13.185
38	7.050	8.909	83	7.288	13.624
39	7.051	8.945	84	7.053	13.185
40	7.807	10.191			
41	7.051	10.272			
42	7.286	10.616			
43	7.051	10.273			
44	7.286	10.616			
45	7.051	10.287			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.12%, 6-Month LIBOR stays at 1.23%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the related Corridor Contract.

29


Aggregate (Fixed): $1,560,999,842

Detailed Report

Summary of Loans in Statistic Calculation Pool   **Range**
(As of Calculation Date)

Total Number of Loans	9,178			
Total Outstanding Loan Balance	$1,560,999,842			
Average Loan Balance	$170,081	$10,951	to	$996,853
WA Mortgage Rate	7.078%	4.250%	to	14.500%
Net WAC	6.521%	3.101%	to	13.991%
WA Original Term (months)	342	120	to	360
WA Remaining Term (months)	340	56	to	360
WA LTV	76.69%	6.78%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	624			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	75.43%			
Percentage of Pool Secured by: 1st Liens	96.67%			
Percentage of Pool Secured by: 2nd Liens	3.33%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 43.78%	SFR: 79.88%	FULL DOC: 73.72%	RFCO: 74.17%	OOC: 97.84%	A: 71.65%	0: 24.57%
FL: 7.90%	PUD: 11.95%	STATED: 25.79%	PURCH: 15.07%	NOO: 1.70%	A-: 10.89%	6: 0.02%
NY: 6.81%	CONDO: 3.93%	SIMPLE: 0.42%	REFI: 10.76%	2ND: 0.47%	B: 10.04%	12: 5.45%
MA: 4.65%	2-4 UNIT: 3.41%	STREAMLI: 0.06%			C: 5.18%	24: 4.05%
TX: 4.58%	MANUF: 0.64%				C-: 2.08%	30: 0.01%
					D: 0.15%	36: 22.78%
						60: 43.13%

Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$684,090	11	0.04	$62,190	6.500	10.550	8.497	7.988	115.18	4.32	567	69.2
FIXED 15YR - CC	$2,230,295	23	0.14	$96,969	7.750	10.250	8.352	7.843	178.24	1.76	586	76.0
FIXED 15YR	$90,077,965	715	5.77	$125,983	4.250	11.575	7.036	6.477	177.35	2.50	619	70.3
FIXED 20YR	$7,197,765	55	0.46	$130,868	5.125	11.025	6.734	5.962	235.89	3.91	645	75.6
FIXED 25YR	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
FIXED 30YR - CC	$36,284,393	226	2.32	$160,550	7.750	11.250	8.234	7.707	357.92	1.92	582	76.5
FIXED 30YR	$1,359,753,140	6,874	87.11	$197,811	4.600	14.000	6.904	6.345	357.59	2.20	624	76.3
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$11,295,860	308	0.72	$36,675	7.500	14.500	10.921	10.412	177.77	2.14	649	94.8
FIXED 20YR - 2ND	$26,539,041	558	1.70	$47,561	6.990	14.500	10.922	10.413	237.70	2.17	650	98.3
FIX30/15 BAL	$12,407,161	87	0.79	$142,611	5.625	10.990	7.648	7.119	176.86	3.14	622	78.0
FIX30/15 BAL - 2ND	$14,092,943	314	0.90	$44,882	7.500	14.000	10.243	9.734	176.68	3.32	672	98.2
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$803,131	16	0.05	$50,196	5.125	12.500	8.735	8.226	115.66	3.90	572	71.0
Fixed 180	$130,104,225	1,447	8.33	$89,913	4.250	14.500	7.801	7.256	177.28	2.61	627	76.3
Fixed 240	$33,736,806	613	2.16	$55,036	5.125	14.500	10.028	9.463	237.32	2.54	649	93.5
Fixed 300	$318,146	2	0.02	$159,073	6.000	6.050	6.015	5.506	290.29	8.29	693	63.3
Fixed 360	$1,396,037,533	7,100	89.43	$196,625	4.600	14.000	6.938	6.381	357.60	2.19	623	76.3
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$4,822,097	243	0.31	$19,844	5.125	14.500	10.851	10.342	194.23	4.98	648	93.6
$25000.01 - $50000	$30,211,505	791	1.94	$38,194	5.875	14.500	10.175	9.661	234.21	4.22	636	87.8
$50000.01 - $75000	$64,460,384	1,027	4.13	$62,766	5.500	13.500	8.793	8.254	284.89	2.54	620	80.4
$75000.01 - $100000	$95,608,191	1,081	6.12	$88,444	5.250	14.000	7.951	7.400	316.31	2.35	611	77.5
$100000.01 - $ 150000	217,127,797	1,722	13.91	$126,090	4.875	12.125	7.405	6.865	335.27	2.21	613	75.9
$150000.01 - $ 200000	262,547,361	1,502	16.82	$174,799	4.250	10.875	6.981	6.445	344.50	2.07	616	74.7
$200000.01 - $ 250000	207,741,842	925	13.31	$224,586	4.500	10.450	6.841	6.313	347.32	2.00	622	76.3
$250000.01 - $ 300000	157,394,923	574	10.08	$274,207	4.375	11.125	6.759	6.230	352.15	1.90	629	77.5

Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Current Balance												
$300000.01 - $ 350000	147,764,923	450	9.47	$328,366	5.000	9.125	6.677	6.054	351.96	2.29	629	78.5
$350000.01 - $ 400000	161,584,964	429	10.35	$376,655	5.000	9.625	6.606	5.986	351.76	2.36	633	77.4
$400000.01 - $ 450000	$74,191,176	174	4.75	$426,386	5.000	10.750	6.556	5.971	353.43	2.37	641	78.3
$450000.01 - $ 500000	$75,371,487	157	4.83	$480,073	5.250	8.875	6.511	5.919	351.99	2.31	637	74.8
$500000.01 - $ 550000	$21,605,891	41	1.38	$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
$550000.01 - $ 600000	$15,617,335	27	1.00	$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
$600000.01 - $ 650000	$7,530,782	12	0.48	$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
$650000.01 - $ 700000	$6,031,446	9	0.39	$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
$700000.01 - $ 750000	$2,163,509	3	0.14	$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
$750000.01 - $ 800000	$4,616,693	6	0.30	$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
$800000.01 - $ 850000	$829,897	1	0.05	$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
$900000.01 - $ 950000	$1,823,610	2	0.12	$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
$950000.01 - $ 1000000	$1,954,028	2	0.13	$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
State												
AL	$4,469,378	48	0.29	$93,112	6.375	11.875	8.355	7.846	336.67	1.69	606	86.0
AK	$570,880	3	0.04	$190,293	6.500	9.650	7.482	6.973	358.00	2.00	591	80.0
AZ	$18,264,723	162	1.17	$112,745	5.500	13.125	7.462	6.869	324.59	2.68	623	83.4
AR	$3,617,009	39	0.23	$92,744	6.500	11.375	8.033	7.524	325.34	1.95	600	81.7
CA	$683,431,280	3,243	43.78	$210,740	4.375	13.500	6.789	6.230	343.37	2.19	631	74.9
CO	$19,051,075	111	1.22	$171,631	5.100	12.750	7.179	6.650	340.70	2.30	639	82.6
CT	$15,837,988	75	1.01	$211,173	5.375	11.750	6.946	6.364	352.05	2.44	628	76.6
DE	$2,415,430	14	0.15	$172,531	6.625	8.875	7.423	6.914	349.41	2.57	588	80.4
DC	$1,795,749	5	0.12	$359,150	6.875	8.050	7.302	6.793	357.27	2.73	640	87.5
FL	$123,380,691	910	7.90	$135,583	5.125	14.000	7.349	6.799	339.89	2.28	614	79.0
GA	$18,752,041	164	1.20	$114,342	5.125	12.375	7.911	7.402	326.49	2.12	604	79.9
HI	$28,413,958	125	1.82	$227,312	5.500	11.750	6.803	6.294	345.33	1.83	649	78.3
ID	$5,489,086	66	0.35	$83,168	5.500	14.500	7.883	7.255	325.57	3.15	633	81.2
IL	$19,363,551	122	1.24	$158,718	5.000	11.300	7.011	6.491	307.88	2.26	632	77.8
IN	$8,717,401	82	0.56	$106,310	5.500	10.875	7.641	7.096	334.77	2.41	624	84.4
IA	$822,472	12	0.05	$68,539	6.750	12.990	8.815	7.988	297.18	3.19	630	80.8
KS	$2,390,527	18	0.15	$132,807	5.500	11.500	7.701	7.192	327.98	2.60	600	78.2
KY	$4,859,179	46	0.31	$105,634	5.875	10.875	7.694	7.185	324.56	2.04	623	84.9
LA	$13,619,022	116	0.87	$117,405	5.500	12.700	7.439	6.891	328.48	2.21	613	79.6
ME	$6,709,283	49	0.43	$136,924	6.000	9.750	7.070	6.475	350.46	1.63	603	77.2
MD	$25,290,665	127	1.62	$199,139	5.130	13.500	7.333	6.802	339.18	2.38	622	78.1

F-3



Aggregate (Fixed): $1,560,999,842

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MA	$72,562,212	337	4.65	$215,318	4.875	11.875	6.849	6.322	351.27	2.06	608	70.6
MI	$16,896,114	155	1.08	$109,007	5.500	13.375	7.793	7.261	321.51	2.43	616	78.8
MN	$10,487,185	66	0.67	$158,897	5.875	10.875	7.364	6.855	341.71	2.77	630	81.1
MS	$4,046,360	56	0.26	$72,256	·6.874	11.625	8.548	8.039	302.08	2.58	611	82.2
MO	$14,522,087	156	0.93	$93,090	5.250	13.100	7.656	7.129	332.89	1.92	623	82.9
MT	$776,439	7	0.05	$110,920	6.400	12.500	7.327	6.447	324.70	4.42	668	76.1
NE	$747,245	11	0.05	$67,931	6.500	11.875	7.786	7.277	350.23	2.41	595	72.1
NV	$19,389,478	129	1.24	$150,306	5.625	11.500	7.366	6.811	340.60	2.29	628	82.2
NH	$14,622,467	85	0.94	$172,029	5.500	12.950	6.999	6.359	351.50	1.99	612	77.5
NJ	$36,171,950	170	2.32	$212,776	4.250	13.625	·7.091	6.521	333.24	2.34	607	73.8
NM	$2,976,144	24	0.19	$124,006	6.750	14.500	7.785	7.276	339.01	2.93	637	81.0
NY	$106,295,106	440	6.81	$241,580	5.500	12.000	7.015	6.422	347.87	2.14	619	73.9
NC	$8,441,982	76	0.54	$111,079	5.500	12.750	8.049	7.494	324.43	2.31	612	81.9
ND	$101,542	3	0.01	$33,847	8.250	10.875	8.968	8.459	306.76	1.38	656	87.0
OH	$15,824,706	140	1.01	$113,034	5.250	12.500	7.629	7.088	332.89	2.76	617	81.0
OK	$5,755,653	62	0.37	$92,833	5.990	11.875	7.873	7.354	326.82	2.01	620	85.4
OR	$13,701,915	121	0.88	$113,239	5.500	12.500	7.429	6.903	328.74	2.28	641	81.8
PA	$28,634,843	209	1.83	$137,009	5.250	13.875	7.245	6.720	329.33	2.17	608	78.3
RI	$3,964,202	21	0.25	$188,772	6.125	10.950	7.302	6.793	339.90	2.65	636	58.6
SC	$5,107,918	47	0.33	$108,679	5.750	11.500	7.638	7.129	325.40	2.68	609	73.4
SD	$285,361	3	0.02	$95,120	7.375	10.875	8.127	7.618	319.55	1.79	637	88.2
TN	$15,298,773	160	0.98	$95,617	5.625	12.000	7.909	7.330	318.47	3.56	622	83.1
TX	$71,516,905	555	4.58	$128,859	5.500	14.000	7.495	6.906	335.23	2.22	616	79.3
UT	$12,526,187	113	0.80	$110,851	5.375	13.125	7.618	7.071	316.59	2.10	619	83.4
VT	$275,558	3	0.02	$91,853	8.530	10.250	9.063	8.554	358.11	1.89	615	80.7
VA	$30,733,604	175	1.97	$175,621	5.375	13.500	7.259	6.714	335.25	2.22	609	78.3
WA	$35,803,142	259	2.29	$138,236	5.500	12.500	7.239	6.675	331.88	2.52	628	81.8
WV	$2,115,461	16	0.14	$132,216	5.750	11.250	7.078	6.448	336.95	3.01	685	65.9
WI	$3,192,304	34	0.20	$93,891	5.250	10.990	7.771	7.208	294.44	2.38	633	79.1
WY	$965,610	8	0.06	$120,701	6.500	10.875	7.410	6.901	350.02	2.00	619	70.7
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$65,756,164	378	4.21	$173,958	4.250	12.990	6.566	6.057	334.81	2.07	645	40.9
50.01-55.00	$36,247,762	200	2.32	$181,239	4.500	12.000	6.643	6.134	333.51	2.15	625	52.7
55.01-60.00	$94,876,232	557	6.08	$170,334	5.000	12.625	6.738	6.229	336.93	2.83	613	57.8
60.01-65.00	$128,308,876	786	8.22	$163,243	4.625	14.000	6.855	6.346	336.54	2.85	606	63.0

Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
				Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)								
65.01-70.00	$144,439,499	779	9.25	$185,417	5.125	13.125	6.867	6.309	342.33	2.09	608	68.3
70.01-75.00	$172,084,220	911	11.02	$188,896	5.250	13.625	6.884	6.327	342.12	2.05	612	73.6
75.01-80.00	$354,432,836	1,826	22.71	$194,103	5.250	13.875	6.843	6.266	346.48	2.11	623	79.0
80.01-85.00	$181,462,556	920	11.62	$197,242	5.125	13.500	7.001	6.424	350.33	2.08	621	83.9
85.01-90.00	$205,704,149	1,018	13.18	$202,067	4.875	13.375	7.152	6.570	345.93	2.12	637	89.2
90.01-95.00	$51,523,990	276	3.30	$186,681	5.500	13.500	7.416	6.818	343.02	2.37	643	94.0
95.01-100.00	$126,163,560	1,527	8.08	$82,622	5.500	14.500	8.967	8.434	298.85	2.44	649	99.8
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				Range of Current Gross Coupon								
4.001 - 4.500	$701,923	3	0.04	$233,974	4.250	4.500	4.377	3.868	177.13	2.87	759	36.7
4.501 - 5.000	$3,158,571	12	0.20	$263,214	4.600	5.000	4.909	4.400	264.69	2.60	740	46.2
5.001 - 5.500	$47,117,857	182	3.02	$258,889	5.100	5.500	5.459	4.927	345.93	1.88	701	67.9
5.501 - 6.000	$167,516,389	648	10.73	$258,513	5.570	6.000	5.865	5.313	346.68	2.21	662	70.0
6.001 - 6.500	$342,699,390	1,401	21.95	$244,611	6.025	6.500	6.364	5.778	347.19	2.22	637	74.5
6.501 - 7.000	$443,098,135	2,147	28.39	$206,380	6.525	7.000	6.813	6.267	347.26	2.02	616	76.5
7.001 - 7.500	$187,627,379	1,117	12.02	$167,974	7.020	7.500	7.343	6.799	342.42	1.99	604	77.8
7.501 - 8.000	$153,649,525	1,038	9.84	$148,025	7.525	8.000	7.817	7.263	339.05	2.16	596	78.7
8.001 - 8.500	$69,736,601	532	4.47	$131,084	8.050	8.500	8.323	7.735	336.97	2.70	595	81.2
8.501 - 9.000	$54,067,558	497	3.46	$108,788	8.525	9.000	8.807	8.228	333.48	3.56	602	83.2
9.001 - 9.500	$18,837,762	200	1.21	$94,189	9.050	9.500	9.304	8.764	323.93	3.10	593	84.1
9.501 - 10.000	$16,803,711	228	1.08	$73,700	9.525	10.000	9.835	9.326	290.20	3.41	609	88.2
10.001 - 10.500	$7,613,453	128	0.49	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	2.47	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.29	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.18	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.07	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.03	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.04	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.01	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.00	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$1,560,999,842	**9,178**	**100.00**	**$170,081**	**4.250**	**14.500**	**7.078**	**6.521**	**339.84**	**2.24**	**624**	**76.7**


Aggregate (Fixed): $1,560,999,842

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,246,924,315	7,378	79.88	$169,006	4.250	14.500	7.072	6.515	339.12	2.24	623	76.5
PUD	$186,595,217	963	11.95	$193,765	4.675	13.500	7.064	6.502	344.14	2.09	625	80.0
CONDO	$61,358,644	442	3.93	$138,820	4.500	13.500	7.201	6.660	342.01	2.13	634	78.6
2-4 UNITS	$53,201,994	258	3.41	$206,209	5.500	13.375	6.965	6.443	341.08	2.49	629	69.0
MANUF	$9,995,837	125	0.64	$79,967	6.375	14.000	8.021	7.296	323.22	4.04	621	74.5
HI CONDO	$2,923,835	12	0.19	$243,653	5.500	7.625	6.511	6.002	357.34	2.60	669	71.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$1,157,861,090	6,259	74.17	$184,991	4.250	13.875	6.945	6.389	342.44	2.20	617	74.2
PURCH	$235,180,395	2,003	15.07	$117,414	5.250	14.500	7.883	7.323	327.11	2.35	649	88.1
REFI	$167,958,356	916	10.76	$183,361	4.500	13.250	6.868	6.307	339.70	2.34	636	77.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,527,245,662	8,926	97.84	$171,101	4.250	14.500	7.073	6.517	339.96	2.22	624	76.8
NOO	$26,470,732	214	1.70	$123,695	5.625	13.875	7.330	6.739	332.36	3.65	642	69.3
2ND HM	$7,283,447	38	0.47	$191,670	5.875	9.750	7.126	6.617	341.83	1.92	617	70.0
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$1,168,856	30	0.07	$38,962	5.125	12.500	8.962	8.453	110.11	26.59	591	67.5
121 - 180	$129,738,500	1,433	8.31	$90,536	4.250	14.500	7.797	7.251	177.51	2.40	627	76.3
181 - 300	$36,127,695	645	2.31	$56,012	5.125	14.500	9.897	9.328	240.28	4.99	649	91.4
301 - 360	$1,393,964,791	7,070	89.30	$197,166	4.600	14.000	6.936	6.379	357.72	2.13	623	76.3
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

 **Countrywide**

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Aggregate (Fixed): $1,560,999,842

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,150,778,618	6,895	73.72	$166,900	4.250	14.500	7.062	6.502	340.32	2.25	620	77.3
STATED	$402,636,316	2,234	25.79	$180,231	4.500	14.000	7.119	6.571	338.53	2.18	635	75.1
SIMPLE	$6,620,749	45	0.42	$147,128	6.000	11.125	7.432	6.892	333.27	3.89	622	73.1
STREAMLI	$964,159	4	0.06	$241,040	6.000	8.000	6.493	5.984	358.11	1.89	629	76.1
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$2,127,600	12	0.14	$177,300	5.500	8.625	6.146	5.637	349.91	2.40	804	66.3
781 - 800	$9,983,831	53	0.64	$188,374	4.375	12.500	6.073	5.545	338.10	2.14	791	63.7
761 - 780	$24,349,670	109	1.56	$223,391	4.250	11.125	5.946	5.411	343.98	2.27	770	70.5
741 - 760	$21,462,825	119	1.37	$180,360	4.600	11.990	6.336	5.827	332.88	1.94	750	75.4
721 - 740	$34,115,263	185	2.19	$184,407	5.250	12.990	6.603	6.081	337.30	2.81	729	74.7
701 - 720	$54,384,064	305	3.48	$178,308	4.500	14.000	6.648	6.108	336.81	2.45	709	79.6
681 - 700	$81,087,983	463	5.19	$175,136	5.000	13.500	6.788	6.211	333.59	2.35	689	79.2
661 - 680	$131,534,657	772	8.43	$170,382	4.625	13.500	6.894	6.291	337.70	2.25	670	80.0
641 - 660	$188,736,882	1,136	12.09	$166,142	5.250	13.875	6.999	6.448	339.54	2.19	650	79.6
621 - 640	$222,748,582	1,326	14.27	$167,985	5.375	14.500	7.057	6.497	336.88	2.24	631	79.5
601 - 620	$244,696,879	1,408	15.68	$173,790	5.250	14.500	7.132	6.572	342.71	2.22	611	77.2
581 - 600	$204,914,455	1,201	13.13	$170,620	4.875	13.500	7.220	6.665	340.55	2.26	591	76.8
561 - 580	$148,453,091	866	9.51	$171,424	5.500	13.625	7.220	6.652	341.68	2.18	571	73.8
541 - 560	$100,226,058	613	6.42	$163,501	5.500	14.000	7.399	6.863	343.54	2.06	551	70.7
521 - 540	$55,542,332	360	3.56	$154,284	5.625	12.875	7.659	7.136	341.38	2.00	531	69.2
501 - 520	$32,797,739	219	2.10	$149,761	6.000	12.300	7.989	7.476	346.25	2.20	512	69.9
500 or Less	$3,154,528	23	0.20	$137,153	7.250	9.975	8.130	7.621	348.27	2.81	496	68.1
NOT SCORED	$683,404	8	0.04	$85,425	7.500	10.375	8.253	7.744	311.04	19.56	N/A	65.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,118,528,332	6,458	71.65	$173,200	4.250	14.500	6.972	6.409	339.03	2.26	644	78.7
A-	$169,935,640	979	10.89	$173,581	5.500	14.000	7.164	6.604	341.85	2.36	584	75.2
B	$156,796,625	942	10.04	$166,451	5.500	13.625	7.259	6.714	341.81	2.17	581	70.8
C	$80,894,937	550	5.18	$147,082	5.500	12.300	7.624	7.115	341.34	1.92	552	67.8

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

F-7


Aggregate (Fixed): $1,560,999,842

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
				Grade								
C-	$32,431,747	224	2.08	$144,785	5.500	12.000	7.888	7.379	344.15	2.05	525	68.3
D	$2,412,561	25	0.15	$96,502	7.000	11.800	9.039	8.530	336.95	2.80	529	61.9
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
			Collateral Grouped by Prepayment Penalty Months									
0	$383,493,697	2,741	24.57	$139,910	4.250	14.500	7.512	6.947	329.59	2.23	619	77.4
6	$266,364	2	0.02	$133,182	6.875	8.125	7.310	6.801	356.00	4.00	608	77.2
12	$85,056,033	385	5.45	$220,925	5.250	12.500	7.040	6.462	344.68	2.46	622	73.3
24	$63,276,040	412	4.05	$153,583	5.500	13.500	7.252	6.669	321.94	2.53	631	77.0
30	$95,415	1	0.01	$95,415	5.990	5.990	5.990	5.481	356.00	4.00	597	76.6
36	$355,611,309	1,974	22.78	$180,148	4.600	13.375	6.913	6.338	341.00	2.64	638	76.4
60	$673,200,985	3,663	43.13	$183,784	4.375	13.500	6.905	6.368	346.12	1.97	619	76.8
	$1,560,999,842	9,178	100.00	$170,081	4.250	14.500	7.078	6.521	339.84	2.24	624	76.7

 **Countrywide**
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 (Fixed): $991,257,618

Detailed Report

Summary of Loans in Statistic Calculation Pool   **Range**
(As of Calculation Date)

Total Number of Loans	5,396		
Total Outstanding Loan Balance	$991,257,618		
Average Loan Balance	$183,702	$10,951	to $996,853
WA Mortgage Rate	7.043%	4.375%	to 14.500%
Net WAC	6.483%	3.101%	to 13.991%
WA Original Term (months)	343	120	to 360
WA Remaining Term (months)	341	56	to 360
WA LTV	77.34%	6.78%	to 100.00%
Percentage of Pool with CLTV > 100%	0.00%		
WA FICO	624		
WA DTI%	N/A		
Percentage of Pool with Prepayment Penalties at Loan Orig	84.13%		
Percentage of Pool Secured by: 1st Liens	95.62%		
Percentage of Pool Secured by: 2nd Liens	4.38%		
Prepay Penalty (Hard/Soft): HARD	100.00%		

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 52.99%	SFR: 80.01%	FULL DOC: 74.32%	RFCO: 73.15%	OOC: 98.36%	A: 72.87%	0: 15.87%
FL: 9.23%	PUD: 14.10%	STATED: 25.19%	PURCH: 16.23%	NOO: 1.12%	A-: 10.83%	12: 2.61%
NY: 3.83%	CONDO: 3.56%	SIMPLE: 0.41%	REFI: 10.62%	2ND: 0.52%	B: 9.66%	24: 2.90%
TX: 3.10%	2-4 UNIT: 1.63%	STREAMLI: 0.08%			C: 4.48%	36: 10.79%
WA: 2.64%	MANUF: 0.52%				C-: 2.00%	60: 67.83%
					D: 0.16%	

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 (Fixed): $991,257,618

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FIXED 10YR	$353,206	7	0.04	$50,458	6.500	10.550	9.130	8.621	114.16	5.53	579	73.8
FIXED 15YR - CC	$1,356,706	14	0.14	$96,908	7.750	10.250	8.397	7.888	178.21	1.79	585	73.9
FIXED 15YR	$48,325,194	339	4.88	$142,552	4.375	11.575	6.904	6.356	177.62	2.27	618	70.7
FIXED 20YR	$1,483,884	8	0.15	$185,486	5.250	11.025	6.540	5.443	236.07	3.82	617	77.6
FIXED 30YR - CC	$29,284,254	174	2.95	$168,300	7.750	11.250	8.229	7.698	357.98	1.88	582	77.2
FIXED 30YR	$862,061,914	3,830	86.97	$225,081	5.000	14.000	6.807	6.243	357.75	2.08	624	76.7
FIXED 10YR - 2ND	$119,042	5	0.01	$23,808	5.125	12.500	10.107	9.598	118.47	1.53	598	81.5
FIXED 15YR - 2ND	$9,720,783	269	0.98	$36,137	9.500	14.500	11.163	10.654	177.88	2.02	650	96.4
FIXED 20YR - 2ND	$25,918,622	543	2.61	$47,732	8.000	14.500	10.952	10.443	237.70	2.17	650	98.4
FIX30/15 BAL	$5,012,510	31	0.51	$161,694	5.625	10.990	7.540	6.982	176.80	3.20	622	80.2
FIX30/15 BAL - 2ND	$7,621,502	176	0.77	$43,304	10.125	14.000	10.969	10.460	176.78	3.22	662	98.4
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Fixed 120	$472,248	12	0.05	$39,354	5.125	12.500	9.376	8.867	115.25	4.52	584	75.7
Fixed 180	$72,036,696	829	7.27	$86,896	4.375	14.500	7.981	7.442	177.52	2.39	627	77.8
Fixed 240	$27,402,506	551	2.76	$49,732	5.250	14.500	10.713	10.173	237.61	2.26	648	97.3
Fixed 360	$891,346,168	4,004	89.92	$222,614	5.000	14.000	6.854	6.291	357.76	2.08	623	76.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$4,154,623	210	0.42	$19,784	5.125	14.500	11.101	10.592	196.06	4.61	647	95.0
$25000.01 - $50000	$22,003,878	588	2.22	$37,422	5.875	14.500	10.667	10.158	231.67	3.53	635	90.9
$50000.01 - $75000	$37,871,957	610	3.82	$62,085	5.750	13.500	9.315	8.793	282.10	2.05	621	84.1
$75000.01 - $100000	$49,372,998	557	4.98	$88,641	5.625	14.000	8.179	7.661	316.40	1.84	609	78.6
$100000.01 - $ 150000	108,332,348	861	10.93	$125,822	5.500	12.125	7.462	6.950	336.72	1.78	606	77.3
$150000.01 - $ 200000	124,716,594	715	12.58	$174,429	5.250	10.875	6.914	6.400	346.52	1.72	611	75.1
$200000.01 - $ 250000	$90,014,409	401	9.08	$224,475	5.500	10.450	6.804	6.283	349.44	1.69	616	76.8
$250000.01 - $ 300000	$64,745,317	236	6.53	$274,345	4.375	11.125	6.674	6.158	353.54	1.57	629	77.9
$300000.01 - $ 350000	122,327,834	369	12.34	$331,512	5.130	9.125	6.687	6.044	351.16	2.36	626	78.7
$350000.01 - $ 400000	158,207,077	420	15.96	$376,684	5.000	9.625	6.603	5.982	351.61	2.38	632	77.3

Group 2 (Fixed): $991,257,618

Detailed Report

	Range of Current Balance											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$400000.01 - $450000	$72,908,667	171	7.36	$426,366	5.000	10.750	6.543	5.956	353.36	2.37	641	78.4
$450000.01 - $500000	$74,428,725	155	7.51	$480,185	5.250	8.875	6.512	5.919	351.91	2.32	637	74.8
$500000.01 - $550000	$21,605,891	41	2.18	$526,973	5.250	8.625	6.416	5.867	336.63	2.41	632	73.7
$550000.01 - $600000	$15,617,335	27	1.58	$578,420	5.750	8.500	6.669	6.160	350.82	2.42	629	75.8
$600000.01 - $650000	$7,530,782	12	0.76	$627,565	5.625	8.500	6.609	6.100	342.90	2.24	626	68.5
$650000.01 - $700000	$6,031,446	9	0.61	$670,161	5.875	7.750	6.441	5.932	337.55	2.77	625	70.2
$700000.01 - $750000	$2,163,509	3	0.22	$721,170	5.500	6.500	6.133	5.624	358.32	1.68	642	59.2
$750000.01 - $800000	$4,616,693	6	0.47	$769,449	5.750	8.125	6.661	6.152	357.99	2.01	653	59.2
$800000.01 - $850000	$829,897	1	0.08	$829,897	6.875	6.875	6.875	6.366	357.00	3.00	569	51.0
$900000.01 - $950000	$1,823,610	2	0.18	$911,805	5.990	6.500	6.248	5.739	356.52	3.48	603	49.8
$950000.01 - $1000000	$1,954,028	2	0.20	$977,014	5.750	6.750	6.240	5.731	357.98	2.02	701	54.8
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

	State											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$4,078,207	43	0.41	$94,842	6.375	11.875	8.319	7.810	337.63	1.61	603	85.5
AZ	$12,378,250	115	1.25	$107,637	5.500	13.125	7.569	6.953	322.96	1.97	612	82.6
AR	$1,632,434	16	0.16	$102,027	6.750	11.375	7.963	7.454	353.22	1.97	601	85.3
CA	$525,240,915	2,362	52.99	$222,371	4.375	13.500	6.789	6.229	344.13	2.05	628	75.3
CO	$13,502,294	74	1.36	$182,463	5.490	12.750	7.244	6.707	341.62	2.23	636	83.9
CT	$8,359,162	28	0.84	$298,542	5.875	11.750	6.937	6.350	354.16	2.34	624	74.6
DE	$1,308,748	8	0.13	$163,593	6.625	8.875	7.455	6.946	343.30	2.00	575	83.5
DC	$1,556,542	4	0.16	$389,136	6.875	8.050	7.348	6.839	357.46	2.54	624	85.6
FL	$91,445,636	674	9.23	$135,676	5.125	14.000	7.345	6.796	341.77	2.06	613	78.9
GA	$4,199,805	42	0.42	$99,995	6.125	12.375	8.291	7.782	314.86	2.51	606	79.9
HI	$25,011,405	112	2.52	$223,316	5.500	11.750	6.795	6.286	343.68	1.74	652	79.0
ID	$4,932,691	60	0.50	$82,212	5.500	14.500	7.865	7.223	333.21	1.81	633	81.5
IL	$5,151,504	16	0.52	$321,969	5.000	11.300	6.755	6.246	302.68	2.74	644	79.1
IN	$5,068,824	43	0.51	$117,880	5.625	10.875	7.855	7.316	327.12	2.25	615	85.6
IA	$226,645	5	0.02	$45,329	10.500	12.990	11.126	10.617	224.42	1.72	609	81.0
KS	$1,271,337	7	0.13	$181,620	6.000	11.500	7.104	6.595	346.33	2.03	593	73.5
KY	$3,142,119	26	0.32	$120,851	5.875	10.875	7.442	6.933	331.47	1.77	622	84.6
LA	$11,839,463	102	1.19	$116,073	5.500	12.700	7.450	6.895	328.12	2.25	612	79.4
ME	$348,999	1	0.04	$348,999	6.250	6.250	6.250	4.101	357.00	3.00	663	89.7
MD	$12,254,150	45	1.24	$272,314	5.130	13.500	7.303	6.794	339.20	2.41	624	79.2
MA	$21,589,288	67	2.18	$322,228	5.500	11.875	6.732	6.198	348.68	2.49	620	73.8
MI	$4,048,184	40	0.41	$101,205	6.625	13.375	8.277	7.768	297.87	3.45	608	79.6
MN	$2,703,146	16	0.27	$168,947	6.250	10.875	7.304	6.795	334.15	2.67	635	82.7



Countrywide

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 (Fixed): $991,257,618

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MS	$2,586,420	40	0.26	$64,660	6.874	11.625	8.599	8.090	291.73	1.88	609	80.8
MO	$10,008,945	111	1.01	$90,171	5.875	13.100	7.681	7.172	335.84	1.71	609	81.9
MT	$255,832	4	0.03	$63,958	6.875	12.500	7.950	7.441	330.53	1.10	699	75.6
NE	$419,053	6	0.04	$69,842	6.875	11.875	7.969	7.460	345.22	1.66	581	65.9
NV	$13,312,521	86	1.34	$154,797	5.625	11.500	7.423	6.914	341.52	1.72	622	82.3
NH	$4,297,260	25	0.43	$171,890	5.500	12.950	6.857	6.095	350.46	1.98	616	76.8
NJ	$12,671,770	35	1.28	$362,051	5.625	13.625	6.782	6.121	338.46	2.85	623	77.7
NM	$644,936	4	0.07	$161,234	7.000	14.500	8.191	7.682	342.46	3.62	629	85.2
NY	$37,915,764	103	3.83	$368,114	5.625	12.000	6.940	6.273	350.93	2.35	617	77.4
NC	$2,186,545	16	0.22	$136,659	6.000	12.750	8.326	7.817	339.43	2.91	621	83.5
ND	$16,443	1	0.00	$16,443	10.875	10.875	10.875	10.366	179.00	1.00	653	100.0
OH	$10,871,767	97	1.10	$112,080	5.750	12.500	7.708	7.176	336.54	2.37	614	79.9
OK	$4,160,258	45	0.42	$92,450	6.375	11.875	7.847	7.338	328.96	1.60	620	84.5
OR	$7,821,564	74	0.79	$105,697	5.500	12.500	7.549	7.040	323.61	2.09	631	81.8
PA	$17,634,247	127	1.78	$138,852	5.500	13.875	7.408	6.893	331.42	1.94	599	79.2
RI	$1,438,762	5	0.15	$287,752	6.500	10.950	7.481	6.972	353.23	2.79	677	33.0
SC	$2,113,030	17	0.21	$124,296	5.750	11.500	7.498	6.989	339.51	2.77	635	69.9
SD	$61,303	2	0.01	$30,652	10.875	10.875	10.875	10.366	179.00	1.00	674	100.0
TN	$10,339,867	111	1.04	$93,152	6.000	12.000	7.991	7.419	316.78	2.81	625	85.9
TX	$30,714,816	171	3.10	$179,619	5.625	14.000	7.523	6.930	349.62	2.13	620	81.2
UT	$7,773,592	78	0.78	$99,661	5.375	13.125	7.702	7.193	308.18	1.76	620	83.7
VT	$75,468	1	0.01	$75,468	10.250	10.250	10.250	9.741	359.00	1.00	577	79.5
VA	$23,747,720	125	2.40	$189,982	5.375	13.500	7.217	6.661	337.12	2.15	606	79.1
WA	$26,123,241	185	2.64	$141,207	5.500	12.500	7.281	6.702	330.69	2.17	626	82.9
WV	$1,113,230	3	0.11	$371,077	5.750	11.250	6.316	5.807	350.69	2.90	767	54.5
WI	$1,173,468	13	0.12	$90,267	6.250	10.990	8.210	7.701	302.46	1.56	618	85.0
WY	$490,049	5	0.05	$98,010	6.500	10.875	7.541	7.032	342.42	1.84	611	76.2
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$40,354,380	188	4.07	$214,651	4.375	12.990	6.422	5.913	339.95	2.07	650	40.9
50.01-55.00	$22,498,662	112	2.27	$200,881	5.250	12.000	6.629	6.120	332.76	2.08	625	52.7
55.01-60.00	$53,619,641	286	5.41	$187,481	5.350	12.625	6.628	6.119	342.32	2.27	614	57.8
60.01-65.00	$71,381,308	404	7.20	$176,686	5.130	14.000	6.783	6.274	339.49	2.72	606	62.9
65.01-70.00	$93,504,305	448	9.43	$208,715	5.500	13.125	6.794	6.243	346.20	1.97	606	68.3
70.01-75.00	$110,859,189	516	11.18	$214,843	5.375	13.625	6.758	6.208	344.03	1.93	616	73.6
75.01-80.00	$213,090,338	905	21.50	$235,459	5.250	13.875	6.717	6.138	348.55	2.00	621	78.9

**Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)**.

Countrywide

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 2 (Fixed): $991,257,618

Detailed Report

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
80.01-85.00	$121,930,112	566	12.30	$215,424	5.500	13.500	6.919	6.334	351.83	2.03	620	83.8
85.01-90.00	$140,105,749	618	14.13	$226,708	5.125	13.375	7.060	6.462	348.34	2.03	636	89.2
90.01-95.00	$34,979,093	167	3.53	$209,456	5.625	13.500	7.358	6.748	344.26	2.32	643	94.0
95.01-100.00	$88,934,842	1,186	8.97	$74,987	6.250	14.500	9.313	8.779	291.43	2.27	647	99.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Current Gross Coupon											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$297,615	1	0.03	$297,615	4.375	4.375	4.375	3.866	178.00	2.00	796	30.3
4.501 - 5.000	$1,197,213	3	0.12	$399,071	5.000	5.000	5.000	4.491	233.13	3.37	752	37.0
5.001 - 5.500	$32,866,801	110	3.32	$298,789	5.125	5.500	5.476	4.940	347.02	1.78	699	67.4
5.501 - 6.000	$117,768,746	397	11.88	$296,647	5.625	6.000	5.866	5.296	348.26	2.15	659	70.2
6.001 - 6.500	$240,679,222	848	24.28	$283,820	6.050	6.500	6.367	5.774	348.53	2.14	634	74.9
6.501 - 7.000	$291,143,958	1,252	29.37	$232,543	6.550	7.000	6.806	6.252	349.21	2.04	614	77.5
7.001 - 7.500	$101,062,470	556	10.20	$181,767	7.050	7.500	7.348	6.800	345.49	1.92	601	79.0
7.501 - 8.000	$82,459,340	515	8.32	$160,115	7.590	8.000	7.815	7.280	343.05	1.86	591	79.3
8.001 - 8.500	$32,408,363	231	3.27	$140,296	8.050	8.500	8.314	7.749	344.26	2.01	593	83.6
8.501 - 9.000	$23,805,907	194	2.40	$122,711	8.550	9.000	8.801	8.275	343.21	2.14	595	85.3
9.001 - 9.500	$7,422,924	67	0.75	$110,790	9.125	9.500	9.259	8.672	346.38	2.86	591	88.1
9.501 - 10.000	$4,160,017	49	0.42	$84,898	9.600	10.000	9.777	9.268	332.10	2.15	599	89.8
10.001 - 10.500	$7,613,453	128	0.77	$59,480	10.050	10.500	10.382	9.873	271.42	4.53	604	86.8
10.501 - 11.000	$38,483,432	827	3.88	$46,534	10.550	11.000	10.860	10.344	233.44	2.54	644	96.9
11.001 - 11.500	$4,545,064	86	0.46	$52,850	11.025	11.500	11.305	10.796	256.84	2.86	604	86.7
11.501 - 12.000	$2,758,991	63	0.28	$43,794	11.575	12.000	11.866	11.357	240.04	2.61	616	87.8
12.001 - 12.500	$1,127,158	30	0.11	$37,572	12.125	12.500	12.342	11.833	223.86	5.78	643	94.1
12.501 - 13.000	$524,310	16	0.05	$32,769	12.625	13.000	12.828	12.319	217.83	8.42	620	80.5
13.001 - 13.500	$666,312	16	0.07	$41,644	13.100	13.500	13.346	12.837	209.67	4.56	627	88.1
13.501 - 14.000	$195,002	4	0.02	$48,751	13.625	14.000	13.896	13.387	251.27	3.22	651	85.7
14.001 - 14.500	$71,319	3	0.01	$23,773	14.500	14.500	14.500	13.991	201.94	2.44	620	100.0
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$793,095,975	4,336	80.01	$182,910	4.375	14.500	7.031	6.473	340.31	2.11	623	76.9
PUD	$139,772,934	650	14.10	$215,035	5.375	13.500	7.023	6.448	346.93	2.02	626	80.3

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Group 2 (Fixed): $991,257,618

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
CONDO	$35,282,859	259	3.56	$136,227	5.625	13.500	7.311	6.765	340.49	1.95	631	79.8
2-4 UNITS	$16,144,600	82	1.63	$196,885	5.500	13.375	7.014	6.505	341.44	2.48	626	67.1
MANUF	$5,156,208	63	0.52	$81,845	6.625	14.000	8.083	7.371	326.36	3.52	619	74.6
HI CONDO	$1,805,043	6	0.18	$300,841	5.750	7.500	6.321	5.812	357.21	2.79	688	72.3
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$725,118,068	3,482	73.15	$208,248	4.375	13.875	6.867	6.310	345.10	2.08	617	74.6
PURCH	$160,834,460	1,410	16.23	$114,067	5.375	14.500	7.985	7.419	322.64	2.20	649	89.0
REFI	$105,305,090	504	10.62	$208,939	5.000	13.250	6.817	6.249	342.90	2.10	635	78.3
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$975,023,101	5,278	98.36	$184,733	4.375	14.500	7.040	6.480	341.36	2.09	624	77.5
NOO	$11,081,409	96	1.12	$115,431	5.625	13.875	7.389	6.803	331.17	3.11	635	69.4
2ND HM	$5,153,108	22	0.52	$234,232	5.875	9.750	7.027	6.518	337.65	2.00	611	70.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$633,847	19	0.06	$33,360	5.125	12.500	9.437	8.928	109.14	22.82	595	71.4
121 - 180	$71,875,097	822	7.25	$87,439	4.375	14.500	7.978	7.439	177.72	2.23	627	77.8
181 - 300	$27,954,454	563	2.82	$49,653	5.250	14.500	10.698	10.158	238.51	3.15	647	96.6
301 - 360	$890,794,221	3,992	89.87	$223,145	5.000	14.000	6.852	6.289	357.80	2.05	623	76.7
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Group 2 (Fixed): $991,257,618

Detailed Report

	Collateral Grouped by Document Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$736,683,954	4,037	74.32	$182,483	4.375	14.500	7.021	6.458	342.03	2.09	620	77.7
STATED	$249,746,211	1,329	25.19	$187,920	5.375	14.000	7.103	6.553	338.85	2.13	635	76.5
SIMPLE	$4,016,366	27	0.41	$148,754	6.000	11.125	7.530	6.997	337.90	2.76	613	70.3
STREAMLI	$811,087	3	0.08	$270,362	6.000	8.000	6.491	5.982	358.13	1.87	634	76.6
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

	Collateral Grouped by FICO											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$1,583,787	8	0.16	$197,973	5.500	8.625	6.072	5.563	348.17	2.48	804	73.0
781 - 800	$5,707,751	25	0.58	$228,310	4.375	12.500	6.119	5.610	334.76	1.83	791	63.7
761 - 780	$14,989,156	55	1.51	$272,530	5.000	11.125	5.936	5.427	348.81	1.93	770	70.9
741 - 760	$13,011,720	57	1.31	$228,276	5.000	11.990	6.268	5.759	336.91	1.75	750	73.5
721 - 740	$19,763,722	93	1.99	$212,513	5.375	12.990	6.556	6.047	341.65	2.34	729	72.8
701 - 720	$31,588,871	164	3.19	$192,615	5.375	14.000	6.766	6.222	337.66	2.04	709	80.8
681 - 700	$51,627,974	268	5.21	$192,642	5.130	13.500	6.769	6.189	338.59	2.12	689	79.3
661 - 680	$87,896,379	489	8.87	$179,747	5.250	13.500	6.884	6.270	337.52	2.12	670	81.2
641 - 660	$117,903,759	662	11.89	$178,102	5.500	13.875	6.996	6.449	339.54	2.04	650	79.9
621 - 640	$146,773,246	827	14.81	$177,477	5.375	14.500	7.049	6.493	336.72	2.07	631	80.4
601 - 620	$160,180,526	846	16.16	$189,339	5.500	14.500	7.059	6.488	343.10	2.23	611	77.0
581 - 600	$131,130,688	712	13.23	$184,172	5.125	13.500	7.180	6.619	342.58	2.17	591	77.9
561 - 580	$92,526,007	494	9.33	$187,300	5.500	13.625	7.132	6.553	345.78	2.02	571	74.5
541 - 560	$61,353,489	354	6.19	$173,315	5.500	14.000	7.310	6.768	344.81	2.07	551	71.5
521 - 540	$33,258,539	203	3.36	$163,835	5.625	12.875	7.644	7.135	345.17	1.93	531	70.1
501 - 520	$19,783,792	122	2.00	$162,162	6.000	12.300	7.957	7.448	347.82	2.14	513	70.5
500 or Less	$1,782,911	12	0.18	$148,576	7.250	8.875	7.926	7.417	357.01	2.41	496	66.2
NOT SCORED	$395,299	5	0.04	$79,060	7.625	10.375	8.078	7.569	299.98	9.19	N/A	67.4
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

	Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$722,374,202	3,859	72.87	$187,192	4.375	14.500	6.963	6.398	340.07	2.10	643	79.3
A-	$107,321,470	548	10.83	$195,842	5.500	14.000	7.042	6.483	345.90	2.12	583	75.4
B	$95,708,874	537	9.66	$178,229	5.500	13.625	7.188	6.634	343.36	2.20	582	71.2
C	$44,414,236	300	4.48	$148,047	5.500	12.300	7.587	7.078	342.67	1.97	551	68.2



Group 2 (Fixed): $991,257,618

Detailed Report

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
C-	$19,864,805	134	2.00	$148,245	5.500	12.000	7.877	7.368	345.38	1.91	525	68.7
D	$1,574,032	18	0.16	$87,446	7.875	11.800	9.265	8.756	325.98	3.11	523	63.1
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3

Collateral Grouped by Prepayment Penalty Months											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$157,355,874	1,147	15.87	$137,189	5.000	14.500	7.826	7.214	319.29	2.60	630	80.9
12	$25,917,608	83	2.61	$312,260	5.500	12.500	7.188	6.592	345.36	2.51	618	75.2
24	$28,721,839	157	2.90	$182,942	5.750	13.500	7.236	6.578	324.43	2.59	637	77.8
36	$106,920,963	361	10.79	$296,180	5.000	13.375	6.690	6.098	345.49	2.52	645	75.8
60	$672,341,335	3,648	67.83	$184,304	4.375	13.500	6.903	6.366	346.24	1.89	619	76.8
	$991,257,618	5,396	100.00	$183,702	4.375	14.500	7.043	6.483	341.22	2.10	624	77.3



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Aggregate (ARM): $1,884,999,832

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

Range

Total Number of Loans	10,485			
Total Outstanding Loan Balance	$1,884,999,832			
Average Loan Balance	$179,781	$14,303	to	$999,004
WA Mortgage Rate	7.358%	4.375%	to	14.090%
Net WAC	6.785%	2.601%	to	13.581%
ARM Characteristics				
WA Gross Margin	6.627%	1.750%	to	12.090%
WA Months to First Roll	31	1	to	52
WA First Periodic Cap	1.835%	1.000%	to	6.000%
WA Subsequent Periodic Cap	1.411%	1.000%	to	6.000%
WA Lifetime Cap	14.194%	9.500%	to	21.090%
WA Lifetime Floor	7.359%	2.525%	to	14.090%
WA Original Term (months)	360	240	to	360
WA Remaining Term (months)	358	231	to	360
WA LTV	83.32%	7.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	609			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	74.72%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 35.59%	SFR: 78.38%	FULL DOC: 74.71%	RFCO: 54.93%	OOC: 98.33%	A: 67.01%	0: 25.28%
FL: 6.05%	PUD: 12.86%	STATED: 25.01%	PURCH: 38.57%	NOO: 1.22%	A-: 10.61%	6: 0.17%
MA: 4.47%	CONDO: 5.76%	SIMPLE: 0.28%	REFI: 6.50%	2ND: 0.45%	B: 10.07%	12: 4.83%
MI: 3.89%	2-4 UNIT: 2.30%				C: 7.48%	24: 20.00%
TX: 3.88%	MANUF: 0.53%				C-: 3.86%	30: 0.27%
					D: 0.98%	36: 49.07%
						60: 0.37%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

A-1


Aggregate (ARM): $1,884,999,832

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$1,351,265	16	0.07	$84,454	6.250	14.090	8.242	7.733	331.53	28.47	578	75.7
2/18 LIBOR	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
2/23 LIBOR	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
2/28 LIBOR	$446,204,309	2,511	23.67	$177,700	4.500	11.800	7.401	6.782	356.71	3.29	619	82.5
3/27 LIBOR	$1,436,257,498	7,951	76.19	$180,639	4.375	13.500	7.344	6.785	357.87	2.13	606	83.6
5/25 LIBOR	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 240	$52,030	1	0.00	$52,030	8.600	8.600	8.600	8.091	231.00	9.00	540	80.0
ARM 300	$34,860	1	0.00	$34,860	9.550	9.550	9.550	7.401	292.00	8.00	544	80.0
ARM 360	$1,884,912,942	10,483	100.00	$179,807	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$150,231	7	0.01	$21,462	8.300	10.250	9.092	8.583	340.73	19.27	587	36.0
$25000.01 - $50000	$8,074,736	181	0.43	$44,612	5.350	14.090	9.205	8.626	354.47	5.27	582	73.5
$50000.01 - $75000	$56,555,687	874	3.00	$64,709	5.250	13.500	8.538	7.965	357.32	2.57	591	80.3
$75000.01 - $100000	123,540,870	1,395	6.55	$88,560	5.000	12.250	8.158	7.579	357.51	2.49	598	83.4
$100000.01 - $ 150000	332,913,401	2,659	17.66	$125,202	4.500	12.000	7.810	7.257	357.57	2.43	600	83.6
$150000.01 - $ 200000	356,497,091	2,049	18.91	$173,986	4.375	11.625	7.401	6.839	357.59	2.41	605	83.3
$200000.01 - $ 250000	266,676,354	1,192	14.15	$223,722	4.500	11.375	7.244	6.691	357.73	2.27	609	83.6
$250000.01 - $ 300000	201,215,338	736	10.67	$273,390	4.625	11.375	7.082	6.532	357.71	2.29	616	84.1
$300000.01 - $ 350000	168,024,794	514	8.91	$326,896	4.500	9.990	6.989	6.407	357.56	2.44	615	84.7
$350000.01 - $ 400000	175,769,015	467	9.32	$376,379	4.500	10.000	6.880	6.259	357.51	2.49	620	83.6
$400000.01 - $ 450000	$82,137,242	194	4.36	$423,388	5.125	9.250	6.867	6.223	357.44	2.56	623	84.6
$450000.01 - $ 500000	$64,086,436	134	3.40	$478,257	5.125	10.125	6.681	6.050	357.30	2.70	627	83.1
$500000.01 - $ 550000	$16,857,410	32	0.89	$526,794	5.500	9.000	6.607	5.893	357.66	2.34	610	75.8
$550000.01 - $ 600000	$16,799,975	29	0.89	$579,309	5.000	8.125	6.726	6.217	357.62	2.38	639	76.5
$600000.01 - $ 650000	$6,321,051	10	0.34	$632,105	5.625	8.125	6.870	6.361	358.00	2.00	591	72.1
$650000.01 - $ 700000	$1,350,513	2	0.07	$675,256	6.125	6.750	6.443	5.934	359.00	1.00	634	77.5
$700000.01 - $ 750000	$2,882,737	4	0.15	$720,684	6.375	7.250	6.881	6.372	358.24	1.76	643	75.2
$750000.01 - $ 800000	$758,622	1	0.04	$758,622	6.500	6.500	6.500	5.991	358.00	2.00	601	80.0



Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$800000.01 - $ 850000	$1,634,552	2	0.09	$817,276	6.500	8.500	7.508	6.999	356.50	3.50	655	72.3
$850000.01 - $ 900000	$1,754,772	2	0.09	$877,386	6.375	7.500	6.951	6.442	356.51	3.49	692	52.8
$950000.01 - $ 1000000	$999,004	1	0.05	$999,004	6.000	6.000	6.000	5.491	359.00	1.00	607	61.7
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$11,133,797	90	0.59	$123,709	5.875	11.390	8.151	7.540	357.68	2.32	597	91.0
AK	$822,567	5	0.04	$164,513	6.890	9.500	7.744	7.235	356.89	3.11	574	88.0
AZ	$32,501,259	237	1.72	$137,136	4.875	11.625	7.604	7.047	357.52	2.48	615	86.7
AR	$7,344,963	63	0.39	$116,587	5.125	10.875	7.652	7.008	357.58	2.42	601	88.7
CA	$670,948,170	2,701	35.59	$248,407	4.375	11.625	6.890	6.318	357.59	2.41	617	81.5
CO	$50,291,343	256	2.67	$196,451	5.250	10.750	7.189	6.646	357.61	2.39	620	87.4
CT	$29,095,664	163	1.54	$178,501	6.125	11.750	7.607	7.041	357.89	2.11	588	80.3
DE	$2,619,404	16	0.14	$163,713	6.375	11.000	8.139	7.630	357.93	2.07	592	84.3
DC	$2,237,122	10	0.12	$223,712	6.125	9.125	6.974	6.465	357.75	2.25	597	75.2
FL	$114,051,454	768	6.05	$148,504	4.750	12.250	7.641	7.044	357.55	2.45	609	87.3
GA	$61,308,439	418	3.25	$146,671	5.500	11.625	8.134	7.570	357.83	2.17	597	87.0
HI	$12,014,238	46	0.64	$261,179	5.375	8.875	6.692	6.105	357.64	2.36	617	84.1
ID	$9,961,995	69	0.53	$144,377	5.000	11.000	7.105	6.428	357.86	2.14	621	85.6
IL	$47,226,895	285	2.51	$165,708	5.300	10.800	7.578	6.989	357.33	2.67	604	82.1
IN	$11,530,029	112	0.61	$102,947	6.000	12.000	8.153	7.544	357.22	2.78	614	91.0
IA	$3,877,386	43	0.21	$90,172	6.350	11.750	8.377	7.826	357.17	2.83	614	88.5
KS	$9,004,780	76	0.48	$118,484	6.375	10.875	8.052	7.487	357.18	2.82	624	88.2
KY	$6,216,363	52	0.33	$119,545	5.490	10.750	7.792	7.165	357.12	2.88	617	90.8
LA	$15,813,798	122	0.84	$129,621	5.500	11.750	7.837	7.300	357.76	2.24	600	87.2
ME	$2,334,942	18	0.12	$129,719	5.875	9.750	7.700	6.954	357.84	2.16	607	85.3
MD	$38,073,912	171	2.02	$222,654	4.750	10.500	7.591	6.979	357.51	2.49	603	82.3
MA	$84,244,630	386	4.47	$218,250	5.000	12.000	7.088	6.537	357.80	2.20	596	75.7
MI	$73,318,589	524	3.89	$139,921	5.475	13.500	7.768	7.200	357.69	2.31	603	83.8
MN	$34,534,968	214	1.83	$161,378	5.625	11.375	7.600	7.015	357.30	2.70	603	83.6
MS	$6,976,298	70	0.37	$99,661	6.500	11.625	8.367	7.823	357.74	2.26	599	89.6
MO	$38,319,113	345	2.03	$111,070	6.000	11.550	8.294	7.736	357.73	2.27	603	87.5
MT	$1,143,483	10	0.06	$114,348	5.050	9.250	7.589	7.080	358.01	1.99	612	85.5
NE	$3,282,727	31	0.17	$105,894	6.750	10.375	8.286	7.777	358.02	1.98	599	91.6
NV	$30,750,447	167	1.63	$184,134	4.875	11.800	7.316	6.731	357.39	2.61	628	86.1
NH	$14,531,393	88	0.77	$165,129	5.250	9.375	7.225	6.667	357.98	2.02	597	83.4
NJ	$58,406,332	299	3.10	$195,339	5.625	10.500	7.518	6.961	357.64	2.36	582	76.5
NM	$3,514,020	24	0.19	$146,418	5.875	9.725	7.857	7.115	356.59	3.41	602	82.2
NY	$49,357,805	220	2.62	$224,354	5.250	12.375	7.227	6.642	357.90	2.10	590	75.7



Aggregate (ARM): $1,884,999,832

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
NC	$21,685,552	172	1.15	$126,079	6.000	11.750	8.157	7.538	357.07	2.93	603	87.1
ND	$97,444	2	0.01	$48,722	8.875	9.175	9.003	8.494	357.57	2.43	566	75.3
OH	$24,118,566	210	1.28	$114,850	5.875	14.090	7.916	7.331	357.06	2.85	605	88.0
OK	$7,069,483	56	0.38	$126,241	5.350	12.250	7.988	7.479	358.03	1.97	614	90.5
OR	$20,574,457	128	1.09	$160,738	5.300	10.600	7.254	6.705	357.43	2.57	624	84.3
PA	$21,241,806	158	1.13	$134,442	5.500	12.000	7.677	7.160	357.12	2.59	586	80.5
RI	$6,815,168	46	0.36	$148,156	6.500	11.125	8.241	7.732	357.70	2.30	584	76.8
SC	$5,295,845	42	0.28	$126,092	5.500	10.550	7.988	7.400	356.93	3.07	593	85.8
SD	$788,736	7	0.04	$112,677	5.625	8.750	6.875	6.366	358.58	1.42	593	75.7
TN	$31,930,260	249	1.69	$128,234	5.875	11.100	7.912	7.361	357.60	2.40	613	90.3
TX	$73,163,403	548	3.88	$133,510	5.250	11.375	7.907	7.322	357.37	2.63	608	88.5
UT	$19,606,582	122	1.04	$160,710	5.625	9.750	7.220	6.694	357.68	2.32	622	87.3
VT	$635,255	3	0.03	$211,752	6.750	7.875	7.277	6.768	358.45	1.55	613	82.7
VA	$42,116,982	200	2.23	$210,585	5.000	11.100	7.343	6.810	357.44	2.56	600	83.6
WA	$53,177,746	289	2.82	$184,006	4.500	11.750	7.254	6.649	357.23	2.77	620	86.9
WV	$3,240,683	31	0.17	$104,538	6.250	11.500	8.066	7.446	357.90	2.10	599	84.0
WI	$15,369,234	113	0.82	$136,011	5.740	10.875	8.115	7.488	357.41	2.59	601	85.1
WY	$1,284,304	10	0.07	$128,430	5.000	9.875	7.255	6.746	357.83	2.17	601	79.6
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Loan-to-Value Ratios												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$30,024,348	216	1.59	$139,002	4.750	11.100	7.209	6.700	357.58	2.42	581	41.0
50.01-55.00	$20,738,981	123	1.10	$168,610	5.125	11.375	7.038	6.529	357.65	2.35	576	52.7
55.01-60.00	$49,541,324	305	2.63	$162,431	5.250	14.090	7.126	6.617	357.26	2.74	582	57.9
60.01-65.00	$97,551,714	576	5.18	$169,361	4.500	12.000	7.237	6.728	357.31	2.69	573	63.3
65.01-70.00	$114,015,773	684	6.05	$166,690	4.375	12.250	7.312	6.723	357.72	2.28	572	68.7
70.01-75.00	$162,950,103	908	8.64	$179,460	4.875	13.500	7.287	6.728	357.74	2.26	577	74.0
75.01-80.00	$421,708,465	2,303	22.37	$183,113	4.500	12.250	6.898	6.316	357.55	2.43	622	79.5
80.01-85.00	$171,988,898	876	9.12	$196,334	4.750	11.625	7.195	6.620	357.70	2.30	607	84.2
85.01-90.00	$303,516,593	1,475	16.10	$205,774	5.125	11.450	7.305	6.706	357.66	2.34	620	89.5
90.01-95.00	$111,660,977	562	5.92	$198,685	5.500	12.000	7.642	7.056	357.78	2.22	624	94.5
95.01-100.00	$401,302,657	2,457	21.29	$163,330	4.875	12.375	7.999	7.426	357.38	2.62	624	99.8
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3



Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Current Gross Coupon											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$1,213,221	5	0.06	$242,644	4.375	4.500	4.484	3.975	357.31	2.69	713	75.6
4.501 - 5.000	$8,415,064	34	0.45	$247,502	4.625	5.000	4.896	4.316	357.44	2.56	672	74.6
5.001 - 5.500	$37,444,826	148	1.99	$253,006	5.050	5.500	5.363	4.807	357.74	2.26	651	75.9
5.501 - 6.000	$132,248,119	512	7.02	$258,297	5.540	6.000	5.849	5.285	357.83	2.17	648	78.5
6.001 - 6.500	$286,391,168	1,206	15.19	$237,472	6.050	6.500	6.361	5.790	357.82	2.18	626	79.9
6.501 - 7.000	$394,098,051	1,864	20.91	$211,426	6.525	7.000	6.825	6.253	357.71	2.29	616	81.5
7.001 - 7.500	$301,448,710	1,627	15.99	$185,279	7.010	7.500	7.337	6.757	357.62	2.38	602	83.0
7.501 - 8.000	$284,421,577	1,723	15.09	$165,073	7.515	8.000	7.818	7.240	357.48	2.52	597	86.0
8.001 - 8.500	$175,896,840	1,192	9.33	$147,564	8.025	8.500	8.324	7.749	357.34	2.66	592	86.9
8.501 - 9.000	$134,676,635	984	7.14	$136,866	8.505	9.000	8.796	8.226	357.16	2.79	591	88.7
9.001 - 9.500	$64,163,898	555	3.40	$115,611	9.025	9.500	9.302	8.753	357.19	2.81	584	89.1
9.501 - 10.000	$39,239,464	357	2.08	$109,914	9.525	10.000	9.796	9.231	356.94	3.00	578	88.2
10.001 - 10.500	$12,136,955	117	0.64	$103,735	10.050	10.500	10.310	9.681	357.05	2.95	578	86.2
10.501 - 11.000	$7,716,564	91	0.41	$84,797	10.525	11.000	10.788	10.209	357.15	2.85	573	85.9
11.001 - 11.500	$3,693,324	44	0.20	$83,939	11.050	11.500	11.275	10.630	356.16	3.84	564	84.5
11.501 - 12.000	$1,438,884	19	0.08	$75,731	11.525	12.000	11.746	11.237	357.75	2.25	577	88.0
12.001 - 12.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
13.001 - 13.500	$53,989	1	0.00	$53,989	13.500	13.500	13.500	12.991	359.00	1.00	541	75.0
14.001 - 14.500	$45,213	1	0.00	$45,213	14.090	14.090	14.090	13.581	323.00	37.00	507	60.0
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$1,477,494,460	8,410	78.38	$175,683	4.500	14.090	7.368	6.797	357.58	2.41	608	83.0
PUD	$242,375,962	1,127	12.86	$215,063	5.000	11.150	7.352	6.775	357.51	2.49	613	86.7
CONDO	$108,569,085	623	5.76	$174,268	4.375	12.000	7.246	6.672	357.66	2.34	622	85.8
2-4 UNITS	$43,324,471	208	2.30	$208,291	5.500	10.500	7.198	6.611	357.17	2.83	608	71.0
MANUF	$10,034,540	101	0.53	$99,352	6.125	11.750	7.768	7.116	357.30	2.70	607	77.7
HI CONDO	$3,201,313	16	0.17	$200,082	5.990	9.600	7.633	7.124	357.02	2.98	606	73.9
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$1,035,424,748	5,714	54.93	$181,208	4.375	13.500	7.321	6.761	357.62	2.37	593	78.2
PURCH	$726,982,952	4,050	38.57	$179,502	4.500	12.250	7.415	6.823	357.49	2.51	632	90.6


Aggregate (ARM): $1,884,999,832

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
REFI	$122,592,132	721	6.50	$170,031	5.125	14.090	7.323	6.757	357.53	2.47	604	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$1,853,506,918	10,277	98.33	$180,355	4.375	14.090	7.355	6.781	357.58	2.42	609	83.5
NOO	$22,948,633	163	1.22	$140,789	5.500	13.500	7.680	7.144	356.64	3.36	618	70.7
2ND HM	$8,544,281	45	0.45	$189,873	5.625	12.250	7.090	6.511	357.66	2.34	624	69.5
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
181 - 300	$551,766	13	0.03	$42,444	8.600	11.125	9.515	8.902	279.85	65.05	560	64.1
301 - 360	$1,884,448,065	10,472	99.97	$179,951	4.375	14.090	7.357	6.784	357.59	2.41	609	83.3
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$1,408,215,455	8,151	74.71	$172,766	4.500	14.090	7.442	6.865	357.58	2.42	602	84.7
STATED	$471,457,551	2,301	25.01	$204,892	4.375	12.375	7.107	6.547	357.55	2.45	630	79.2
SIMPLE	$5,326,825	33	0.28	$161,419	5.650	9.250	7.176	6.641	355.64	3.18	610	71.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$783,720	3	0.04	$261,240	4.500	6.990	5.735	5.226	356.85	3.15	806	90.1
781 - 800	$5,743,629	25	0.30	$229,745	5.625	7.625	6.514	6.005	357.66	2.34	787	86.4
761 - 780	$8,663,877	43	0.46	$201,486	4.375	8.625	6.310	5.728	357.80	2.20	769	86.1
741 - 760	$14,204,687	62	0.75	$229,108	4.750	10.125	6.622	6.070	357.44	2.56	748	83.2
721 - 740	$25,146,428	115	1.33	$218,665	4.750	9.280	6.414	5.819	357.38	2.62	729	84.7
701 - 720	$32,165,800	157	1.71	$204,878	4.500	10.550	6.476	5.869	357.54	2.46	709	84.4



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM): $1,884,999,832

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
681 - 700	$70,660,327	323	3.75	$218,763	4.875	9.500	6.674	6.124	357.79	2.21	690	84.4
661 - 680	$118,145,696	593	6.27	$199,234	4.750	11.125	6.803	6.198	357.55	2.45	669	86.5
641 - 660	$209,129,691	1,097	11.09	$190,638	4.500	11.500	6.978	6.380	357.55	2.45	650	86.9
621 - 640	$266,837,990	1,385	14.16	$192,663	4.750	11.625	7.173	6.557	357.52	2.48	630	87.3
601 - 620	$286,957,693	1,549	15.22	$185,254	4.875	12.375	7.433	6.871	357.52	2.48	610	86.7
581 - 600	$309,706,798	1,817	16.43	$170,450	5.125	12.250	7.741	7.188	357.52	2.48	590	87.4
561 - 580	$201,220,816	1,145	10.67	$175,739	4.750	11.800	7.510	6.943	357.65	2.35	571	79.5
541 - 560	$161,110,469	995	8.55	$161,920	5.500	13.500	7.627	7.075	357.61	2.37	551	73.4
521 - 540	$102,114,910	685	5.42	$149,073	5.875	12.000	7.850	7.312	357.71	2.22	531	71.7
501 - 520	$64,901,976	439	3.44	$147,840	5.250	14.090	8.129	7.582	357.70	2.30	512	69.2
500 or Less	$6,511,509	43	0.35	$151,430	6.375	11.375	8.185	7.676	356.22	3.78	494	68.0
NOT SCORED	$993,815	9	0.05	$110,424	6.500	11.500	7.494	6.985	355.14	4.86	N/A	61.2
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$1,263,194,616	6,671	67.01	$189,356	4.375	12.375	7.231	6.654	357.54	2.46	633	87.6
A-	$199,920,910	1,079	10.61	$185,284	4.750	12.250	7.389	6.788	357.53	2.46	579	80.2
B	$189,726,112	1,173	10.07	$161,744	5.250	13.500	7.497	6.916	357.51	2.45	568	75.0
C	$141,030,360	950	7.48	$148,453	5.500	12.000	7.762	7.247	357.81	2.19	549	71.1
C-	$72,730,889	500	3.86	$145,462	5.250	11.400	8.079	7.546	357.80	2.20	526	68.1
D	$18,396,945	112	0.98	$164,258	6.250	14.090	8.328	7.819	357.55	2.45	540	60.6
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$476,529,072	2,771	25.28	$171,970	4.750	12.375	7.625	7.066	357.80	2.20	597	80.5
6	$3,286,525	27	0.17	$121,723	6.500	10.000	7.971	7.382	355.96	4.04	625	86.5
12	$91,078,755	385	4.83	$236,568	5.000	10.250	7.106	6.500	357.36	2.64	619	79.5
24	$377,006,198	1,982	20.00	$190,215	4.500	11.800	7.242	6.633	356.85	3.13	620	83.1
30	$5,174,794	21	0.27	$246,419	6.250	8.625	7.177	6.668	357.74	2.26	648	84.6
36	$924,971,940	5,251	49.07	$176,152	4.375	14.090	7.290	6.726	357.78	2.22	610	85.2
60	$6,952,548	48	0.37	$144,845	5.250	9.900	7.525	7.002	355.41	4.59	608	86.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3



Countrywide

SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM): $1,884,999,832

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	4	$1,452,273	17	0.08	$85,428	6.250	14.090	8.371	7.862	332.12	27.88	580	76.4
7 - 12	10	$1,046,008	7	0.06	$149,430	7.800	9.375	8.546	8.037	346.30	13.70	625	93.0
13 - 18	16	$47,851,951	306	2.54	$156,379	5.250	11.800	7.846	6.885	351.90	7.93	611	83.3
19 - 24	21	$398,534,795	2,207	21.14	$180,578	4.500	11.750	7.347	6.767	357.27	2.73	619	82.4
25 - 31	30	$40,027,989	256	2.12	$156,359	5.400	11.350	7.915	7.025	353.90	6.10	607	85.5
32 - 37	34	$1,394,986,944	7,687	74.00	$181,474	4.375	13.500	7.327	6.778	357.99	2.01	606	83.5
50 - 55	51	$1,099,871	5	0.06	$219,974	4.875	7.050	6.333	5.824	351.01	8.99	650	78.3
	31	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
1.001 - 2.000	$279,143	2	0.01	$139,571	6.750	7.750	7.079	6.570	358.34	1.66	564	71.9
2.001 - 3.000	$736,625	3	0.04	$245,542	4.875	7.125	5.861	5.352	355.56	4.44	617	82.6
3.001 - 4.000	$12,278,207	52	0.65	$236,119	4.500	8.625	5.274	4.717	357.66	2.34	664	76.5
4.001 - 5.000	$145,647,024	581	7.73	$250,683	4.500	9.990	5.882	5.330	357.73	2.27	643	76.9
5.001 - 6.000	$467,388,719	2,192	24.80	$213,225	4.375	12.250	6.684	6.092	357.58	2.42	628	80.1
6.001 - 7.000	$615,576,453	3,391	32.66	$181,532	5.125	12.375	7.396	6.814	357.52	2.47	606	84.0
7.001 - 8.000	$457,082,708	2,823	24.25	$161,914	5.475	14.090	8.003	7.464	357.72	2.28	592	86.7
8.001 - 9.000	$144,383,326	1,060	7.66	$136,211	5.625	12.000	8.474	7.861	357.19	2.81	588	87.1
9.001 - 10.000	$34,204,752	306	1.81	$111,780	5.750	11.400	9.108	8.571	357.19	2.81	576	84.2
10.001 - 11.000	$6,266,926	61	0.33	$102,736	6.500	11.390	9.467	8.915	357.23	2.77	568	81.5
11.001 - 12.000	$1,103,623	13	0.06	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.00	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
6.627	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
9.001 - 10.000	$808,571	3	0.04	$269,524	4.500	4.875	4.644	4.135	355.37	4.63	702	84.7
10.001 - 10.500	$2,076,045	9	0.11	$230,672	4.500	5.500	5.307	4.798	357.58	2.42	699	78.3
10.501 - 11.000	$7,007,275	29	0.37	$241,630	4.750	6.000	5.672	5.163	357.40	2.60	693	79.7
11.001 - 11.500	$7,771,177	35	0.41	$222,034	4.375	6.500	5.822	5.227	357.02	2.98	683	79.0
11.501 - 12.000	$30,228,782	130	1.60	$232,529	4.750	7.000	5.838	5.274	357.43	2.57	654	77.5
12.001 - 12.500	$70,250,603	296	3.73	$237,333	5.050	7.500	5.933	5.348	357.30	2.70	640	76.9
12.501 - 13.000	$155,494,266	656	8.25	$237,034	5.540	8.000	6.173	5.579	357.42	2.58	639	79.0
13.001 - 13.500	$286,574,772	1,250	15.20	$229,260	6.050	8.500	6.506	5.922	357.69	2.31	622	80.4
13.501 - 14.000	$389,142,118	1,887	20.64	$206,223	6.500	9.000	6.932	6.352	357.64	2.36	613	82.1
14.001 - 14.500	$287,765,058	1,588	15.27	$181,212	6.875	9.500	7.425	6.845	357.63	2.37	600	83.6
14.501 - 15.000	$260,816,313	1,615	13.84	$161,496	6.625	9.000	7.907	7.348	357.62	2.36	595	86.4



Aggregate (ARM): $1,884,999,832

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Range of Maximum Rates												
15.001 - 15.500	$156,956,730	1,083	8.33	$144,928	8.025	10.425	8.382	7.835	357.59	2.41	591	87.1
15.501 - 16.000	$120,180,943	880	6.38	$136,569	8.505	10.000	8.876	8.315	357.41	2.57	590	89.1
16.001 - 16.500	$57,439,474	494	3.05	$116,274	8.300	10.500	9.344	8.785	357.31	2.69	582	89.0
16.501 - 17.000	$30,712,374	288	1.63	$106,640	9.525	11.000	9.828	9.285	357.40	2.60	576	87.7
17.000 - 17.500	$10,000,890	99	0.53	$101,019	10.050	11.450	10.361	9.800	357.72	2.28	582	87.0
17.501 - 18.000	$6,843,613	78	0.36	$87,739	10.525	11.800	10.809	10.245	357.25	2.75	574	86.1
18.001 - 18.500	$3,184,732	39	0.17	$81,660	11.070	11.500	11.287	10.692	356.61	3.39	561	83.3
18.501 - 19.000	$1,389,562	19	0.07	$73,135	9.000	12.000	11.690	11.181	356.69	3.31	575	88.2
19.001 - 19.500	$257,331	5	0.01	$51,466	12.250	12.375	12.297	11.788	359.00	1.00	573	86.9
20.001+	$99,202	2	0.01	$49,601	13.500	14.090	13.769	13.260	342.59	17.41	526	68.2
14.194	**$1,884,999,832**	**10,485**	**100.00**	**$179,781**	**4.375**	**14.090**	**7.358**	**6.785**	**357.57**	**2.43**	**609**	**83.3**

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
Next Interest Adjustment Date												
12/03	$246,131	2	0.01	$123,065	7.990	9.750	8.390	7.881	338.65	21.35	564	90.7
01/04	$183,196	5	0.01	$36,639	9.000	11.125	10.228	9.719	284.00	76.00	553	62.1
02/04	$207,619	4	0.01	$51,905	8.625	9.250	9.036	8.527	285.00	75.00	603	62.7
03/04	$214,341	4	0.01	$53,585	8.500	14.090	10.529	10.020	336.03	23.97	568	64.0
04/04	$600,986	2	0.03	$300,493	6.250	7.000	6.799	6.290	359.00	1.00	592	84.0
07/04	$222,734	1	0.01	$222,734	8.750	8.750	8.750	8.241	344.00	16.00	600	100.0
08/04	$259,927	2	0.01	$129,963	8.500	9.375	8.727	8.218	345.00	15.00	607	88.3
10/04	$107,884	1	0.01	$107,884	7.800	7.800	7.800	7.291	347.00	13.00	668	100.0
11/04	$455,463	3	0.02	$151,821	8.000	9.250	8.519	8.010	348.00	12.00	637	90.5
12/04	$219,280	1	0.01	$219,280	7.250	7.250	7.250	6.741	349.00	11.00	526	75.0
01/05	$3,784,741	25	0.20	$151,390	6.550	9.500	7.953	7.427	350.00	10.00	607	85.5
02/05	$14,654,598	95	0.78	$154,259	6.050	11.800	7.798	6.704	350.57	9.00	606	80.0
03/05	$14,305,382	101	0.76	$141,637	5.250	11.450	7.758	6.569	351.74	8.11	617	82.3
04/05	$2,133,761	12	0.11	$177,813	6.550	9.990	8.119	7.384	353.19	6.81	627	88.2
05/05	$13,505,147	80	0.72	$168,814	6.050	10.525	7.941	7.227	354.06	5.94	609	86.1
06/05	$34,950,480	209	1.85	$167,227	5.300	11.070	7.710	6.896	355.07	4.93	615	83.8
07/05	$70,304,196	378	3.73	$185,990	4.750	11.400	7.402	6.673	356.06	3.94	617	82.8
08/05	$108,051,138	605	5.73	$178,597	4.500	11.100	7.287	6.761	357.07	2.93	624	82.4
09/05	$126,535,246	694	6.71	$182,327	4.875	11.250	7.217	6.708	358.04	1.96	621	81.5
10/05	$57,182,725	309	3.03	$185,057	4.750	11.750	7.443	6.930	358.93	1.07	614	83.1
11/05	$760,050	4	0.04	$190,013	7.375	10.250	7.995	7.293	348.00	12.00	563	70.2
12/05	$324,918	2	0.02	$162,459	8.500	8.680	8.583	8.074	349.00	11.00	596	90.8
01/06	$579,539	5	0.03	$115,908	5.850	10.100	7.296	6.787	350.00	10.00	627	80.0



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate (ARM): $1,884,999,832

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
02/06	$3,495,974	26	0.19	$134,461	6.000	10.550	7.774	6.625	351.00	9.00	612	79.2
03/06	$7,029,668	52	0.37	$135,186	6.750	11.150	8.342	7.146	352.01	7.99	603	79.7
04/06	$1,163,760	5	0.06	$232,752	6.950	9.750	7.451	6.381	353.31	6.69	621	80.4
05/06	$3,421,754	25	0.18	$136,870	6.300	9.990	8.110	7.398	354.37	5.63	591	86.0
06/06	$25,328,140	153	1.34	$165,543	5.400	11.350	7.874	7.089	355.05	4.95	606	87.7
07/06	$143,245,699	753	7.60	$190,233	5.000	11.750	7.577	6.798	356.04	3.96	603	86.4
08/06	$259,465,405	1,347	13.76	$192,625	4.500	11.750	7.366	6.793	357.02	2.98	607	84.5
09/06	$473,672,067	2,599	25.13	$182,252	4.375	12.000	7.259	6.750	358.02	1.98	608	83.1
10/06	$516,395,571	2,970	27.39	$173,871	4.750	13.500	7.296	6.787	359.00	1.00	605	82.7
11/06	$892,438	6	0.05	$148,740	5.375	9.625	6.858	6.349	360.00	0.00	641	86.0
01/08	$545,569	3	0.03	$181,856	4.875	6.350	5.604	5.095	350.00	10.00	671	84.6
03/08	$554,301	2	0.03	$277,151	7.050	7.050	7.050	6.541	352.00	8.00	630	72.1
	$1,884,999,832	10,485	100.00	$179,781	4.375	14.090	7.358	6.785	357.57	2.43	609	83.3

**Next Interest Adjustment Date**



Group 4 (ARM): $388,274,385

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	988			
Total Outstanding Loan Balance	$388,274,385			
Average Loan Balance	$392,990	$14,303	to	$999,004
WA Mortgage Rate	6.783%	4.500%	to	10.000%
Net WAC	6.143%	2.601%	to	9.491%
ARM Characteristics				
WA Gross Margin	6.116%	3.500%	to	10.700%
WA Months to First Roll	31	2	to	35
WA First Periodic Cap	1.757%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.438%	1.000%	to	2.000%
WA Lifetime Cap	13.659%	9.500%	to	17.000%
WA Lifetime Floor	6.779%	4.500%	to	10.700%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	357	284	to	359
WA LTV	81.43%	34.78%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	618			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	77.51%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 56.20%	SFR: 76.71%	FULL DOC: 75.02%	RFCO: 57.89%	OOC: 98.71%	A: 70.33%	0: 22.49%
MA: 3.58%	PUD: 17.50%	STATED: 24.80%	PURCH: 36.49%	2ND: 0.73%	A-: 14.48%	6: 0.21%
NJ: 3.20%	CONDO: 4.42%	SIMPLE: 0.18%	REFI: 5.62%	NOO: 0.57%	B: 8.87%	12: 7.20%
CO: 3.05%	2-4 UNIT: 1.09%				C: 3.94%	24: 21.79%
VA: 3.01%	HI CONDO: 0.18%				C-: 1.65%	30: 0.47%
					D: 0.74%	36: 46.56%
						60: 1.28%


SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 4 (ARM): $388,274,385
Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
\multicolumn{13}{c}{**Description**}
6MO LIBOR	$73,306	3	0.02	$24,435	8.875	9.875	9.618	9.109	284.69	75.31	625	58.4
2/28 LIBOR	$88,057,256	229	22.68	$384,530	4.750	9.900	6.797	6.076	356.86	3.14	627	80.5
3/27 LIBOR	$300,143,823	756	77.30	$397,016	4.500	10.000	6.778	6.162	357.62	2.38	615	81.7
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
\multicolumn{13}{c}{**Description**}
ARM 360	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
\multicolumn{13}{c}{**Range of Current Balance**}
$0 - $25000	$32,483	2	0.01	$16,242	8.875	9.625	9.295	8.786	285.56	74.44	640	43.8
$25000.01 - $50000	$227,757	5	0.06	$45,551	7.725	9.900	9.098	8.589	343.48	16.52	588	74.4
$50000.01 - $75000	$195,468	3	0.05	$65,156	6.625	9.625	8.401	7.400	358.10	1.90	595	84.5
$75000.01 - $100000	$468,375	5	0.12	$93,675	6.625	8.995	8.029	7.520	357.95	2.05	609	85.6
$100000.01 - $ 150000	$1,258,289	10	0.32	$125,829	5.750	9.250	7.614	7.105	357.59	2.41	602	83.9
$150000.01 - $ 200000	$1,276,124	7	0.33	$182,303	5.625	8.875	7.176	6.667	357.27	2.73	630	84.9
$200000.01 - $ 250000	$865,802	4	0.22	$216,451	7.250	9.000	7.921	7.412	358.00	2.00	586	91.7
$250000.01 - $ 300000	$504,658	2	0.13	$252,329	6.875	8.125	7.495	6.986	357.00	3.00	606	98.2
$300000.01 - $ 350000	$85,016,896	253	21.90	$336,035	4.500	9.335	6.876	6.264	357.43	2.57	613	83.5
$350000.01 - $ 400000	133,556,375	355	34.40	$376,215	4.500	10.000	6.812	6.157	357.43	2.57	615	81.6
$400000.01 - $ 450000	$64,840,282	153	16.70	$423,793	5.125	9.250	6.770	6.090	357.42	2.58	621	83.3
$450000.01 - $ 500000	$51,756,496	108	13.33	$479,227	5.125	8.250	6.565	5.906	357.28	2.72	622	81.1
$500000.01 - $ 550000	$16,332,697	31	4.21	$526,861	5.500	8.000	6.530	5.810	357.62	2.38	612	76.7
$550000.01 - $ 600000	$16,241,430	28	4.18	$580,051	5.000	8.125	6.726	6.217	357.65	2.35	638	75.9
$600000.01 - $ 650000	$6,321,051	10	1.63	$632,105	5.625	8.125	6.870	6.361	358.00	2.00	591	72.1
$650000.01 - $ 700000	$1,350,513	2	0.35	$675,256	6.125	6.750	6.443	5.934	359.00	1.00	634	77.5
$700000.01 - $ 750000	$2,882,737	4	0.74	$720,684	6.375	7.250	6.881	6.372	358.24	1.76	643	75.2
$750000.01 - $ 800000	$758,622	1	0.20	$758,622	6.500	6.500	6.500	5.991	358.00	2.00	601	80.0
$800000.01 - $ 850000	$1,634,552	2	0.42	$817,276	6.500	8.500	7.508	6.999	356.50	3.50	655	72.3
$850000.01 - $ 900000	$1,754,772	2	0.45	$877,386	6.375	7.500	6.951	6.442	356.51	3.49	692	52.8
$950000.01 - $ 1000000	$999,004	1	0.26	$999,004	6.000	6.000	6.000	5.491	359.00	1.00	607	61.7
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4


Group 4 (ARM): $388,274,385
Detailed Report

				State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$887,109	3	0.23	$295,703	6.250	8.250	6.829	6.320	357.60	2.40	623	86.9
AZ	$1,494,702	4	0.38	$373,676	6.500	8.750	7.275	6.363	357.74	2.26	611	80.3
AR	$1,042,491	4	0.27	$260,623	5.125	8.950	5.965	5.363	357.99	2.01	579	84.6
CA	$218,215,551	551	56.20	$396,035	4.500	9.250	6.651	6.016	357.42	2.58	621	81.9
CO	$11,858,836	30	3.05	$395,295	5.250	8.550	6.730	6.171	357.13	2.87	630	80.5
CT	$5,173,260	12	1.33	$431,105	6.250	8.000	7.004	6.369	357.50	2.50	611	82.2
DE	$522,311	1	0.13	$522,311	6.875	6.875	6.875	6.366	359.00	1.00	564	85.0
DC	$1,078,804	3	0.28	$359,601	6.250	6.875	6.620	6.111	358.10	1.90	596	82.6
FL	$9,835,209	25	2.53	$393,408	4.875	8.875	6.762	6.192	357.49	2.51	617	79.7
GA	$4,973,808	14	1.28	$355,272	6.625	9.125	7.577	7.068	357.37	2.63	608	88.7
ID	$1,398,542	4	0.36	$349,635	5.750	7.375	6.448	4.964	356.76	3.24	609	81.7
IL	$7,464,243	17	1.92	$439,073	6.250	7.375	6.704	6.038	357.08	2.92	610	78.2
IN	$427,174	2	0.11	$213,587	7.990	8.450	8.345	6.571	357.46	2.54	590	91.5
IA	$430,069	1	0.11	$430,069	7.750	7.750	7.750	7.241	357.00	3.00	606	91.5
KS	$1,124,204	3	0.29	$374,735	6.850	7.950	7.347	6.838	356.61	3.39	663	86.7
KY	$713,778	2	0.18	$356,889	5.490	8.250	6.866	5.534	356.50	3.50	640	87.5
LA	$2,772,385	8	0.71	$346,548	5.500	7.750	6.612	6.103	357.99	2.01	608	82.0
ME	$336,437	1	0.09	$336,437	7.250	7.250	7.250	5.101	356.00	4.00	680	90.0
MD	$10,047,307	26	2.59	$386,435	4.750	9.000	6.996	6.228	357.45	2.55	614	83.4
MA	$13,911,887	34	3.58	$409,173	5.375	8.375	6.652	6.054	357.84	2.16	623	78.0
MI	$10,622,863	24	2.74	$442,619	5.625	8.875	6.917	6.288	357.79	2.21	626	81.1
MN	$3,499,337	9	0.90	$388,815	5.625	7.875	6.853	6.193	357.10	2.90	595	81.0
MS	$390,460	6	0.10	$65,077	7.550	9.900	8.815	8.306	357.31	2.69	589	86.8
MO	$876,629	4	0.23	$219,157	7.500	9.625	8.025	6.871	354.42	5.58	686	92.5
NV	$5,734,798	14	1.48	$409,628	4.875	8.800	6.917	6.158	357.08	2.92	631	81.6
NH	$349,853	1	0.09	$349,853	7.750	7.750	7.750	7.241	357.00	3.00	619	79.7
NJ	$12,418,858	31	3.20	$400,608	5.625	9.335	7.125	6.516	357.68	2.32	589	77.9
NM	$927,909	2	0.24	$463,954	6.990	7.375	7.168	5.779	355.00	5.00	605	76.9
NY	$10,137,715	26	2.61	$389,912	5.250	8.750	6.780	5.998	357.68	2.32	608	77.2
NC	$1,294,187	4	0.33	$323,547	6.000	8.750	6.850	5.767	357.32	2.68	607	84.9
OH	$1,247,057	5	0.32	$249,411	5.990	9.875	6.867	6.358	355.02	4.98	625	86.6
OK	$1,638,997	4	0.42	$409,749	6.250	9.000	7.477	6.968	358.45	1.55	616	85.7
OR	$2,365,111	6	0.61	$394,185	5.875	8.625	7.171	6.436	357.89	2.11	623	73.8
PA	$3,150,729	8	0.81	$393,841	5.500	8.750	6.909	6.400	357.11	2.89	603	81.9
SC	$1,131,605	3	0.29	$377,202	6.250	8.500	7.449	6.940	356.64	3.36	581	82.0
TN	$3,954,103	10	1.02	$395,410	5.875	8.875	7.570	7.061	357.85	2.15	629	77.9
TX	$10,477,014	24	2.70	$436,542	5.750	10.000	7.252	6.632	357.04	2.96	613	80.4
UT	$3,861,141	9	0.99	$429,016	5.875	7.625	6.523	6.014	358.02	1.98	632	83.8
VA	$11,705,953	29	3.01	$403,654	5.000	9.625	6.868	6.359	357.65	2.35	596	82.7
WA	$7,340,531	21	1.89	$349,549	5.625	8.750	7.132	6.549	357.42	2.58	621	81.6


SECURITIES CORPORATION
A Countrywide Capital Markets Company

Group 4 (ARM): $388,274,385

Detailed Report

				State									
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
WI	$1,441,430	3	0.37	$480,477	6.625	7.875	7.260	6.141	357.48	2.52	591	76.6
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

				Loan-to-Value Ratios									
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$5,508,633	14	1.42	$393,474	5.250	9.625	6.740	6.231	356.91	3.09	600	43.3
50.01-55.00	$6,254,977	16	1.61	$390,936	5.500	8.625	6.829	6.320	357.39	2.61	605	52.5
55.01-60.00	$6,611,096	16	1.70	$413,193	5.500	9.250	6.853	6.344	357.27	2.73	607	58.1
60.01-65.00	$16,625,662	40	4.28	$415,642	4.875	8.250	6.373	5.864	357.25	2.75	593	63.0
65.01-70.00	$24,997,121	60	6.44	$416,619	5.250	9.875	6.721	5.976	357.18	2.82	594	68.8
70.01-75.00	$40,115,974	100	10.33	$401,160	5.250	9.650	6.782	6.165	357.49	2.51	594	73.9
75.01-80.00	$104,040,275	259	26.80	$401,700	4.500	9.900	6.497	5.838	357.42	2.58	625	79.5
80.01-85.00	$49,072,531	121	12.64	$405,558	4.875	9.335	6.839	6.235	357.53	2.47	617	84.0
85.01-90.00	$76,037,941	197	19.58	$385,979	5.625	9.625	6.861	6.145	357.44	2.56	621	89.4
90.01-95.00	$24,826,347	69	6.39	$359,802	5.625	10.000	7.261	6.611	357.53	2.47	633	94.4
95.01-100.00	$34,183,828	96	8.80	$356,082	4.875	9.250	7.283	6.742	357.55	2.45	645	99.6
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

				Range of Current Gross Coupon									
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
4.001 - 4.500	$717,626	2	0.18	$358,813	4.500	4.500	4.500	3.991	357.00	3.00	720	80.0
4.501 - 5.000	$3,356,109	9	0.86	$372,901	4.750	5.000	4.897	4.209	356.91	3.09	672	77.1
5.001 - 5.500	$15,872,079	40	4.09	$396,802	5.125	5.500	5.367	4.747	357.41	2.59	643	75.2
5.501 - 6.000	$52,276,115	126	13.46	$414,890	5.575	6.000	5.844	5.218	357.63	2.37	648	79.4
6.001 - 6.500	$98,435,489	241	25.35	$408,446	6.050	6.500	6.371	5.727	357.52	2.48	622	79.4
6.501 - 7.000	$98,918,823	249	25.48	$397,264	6.525	7.000	6.826	6.194	357.43	2.57	614	81.9
7.001 - 7.500	$57,097,738	146	14.71	$391,080	7.050	7.500	7.336	6.672	357.26	2.74	606	83.4
7.501 - 8.000	$34,998,118	93	9.01	$376,324	7.550	8.000	7.817	7.188	357.44	2.56	600	87.1
8.001 - 8.500	$13,695,892	37	3.53	$370,159	8.125	8.500	8.300	7.608	357.42	2.58	578	81.3
8.501 - 9.000	$10,656,750	34	2.74	$313,434	8.550	9.000	8.767	8.141	357.20	2.80	589	87.0
9.001 - 9.500	$1,247,304	4	0.32	$311,826	9.125	9.335	9.236	8.727	357.00	3.00	557	78.8
9.501 - 10.000	$1,002,341	7	0.26	$143,192	9.625	10.000	9.799	9.290	352.81	7.19	545	84.5
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4


Group 4 (ARM): $388,274,385

Detailed Report

Property Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$297,858,725	761	76.71	$391,404	4.500	10.000	6.756	6.110	357.47	2.53	619	80.9
PUD	$67,939,235	168	17.50	$404,400	5.000	9.625	6.919	6.303	357.32	2.68	611	82.6
CONDO	$17,144,385	45	4.42	$380,986	4.500	8.750	6.635	6.055	357.61	2.39	624	86.8
2-4 UNITS	$4,248,057	10	1.09	$424,806	5.868	9.875	6.889	6.052	356.37	3.63	657	77.2
HI CONDO	$687,883	2	0.18	$343,941	6.375	7.500	6.929	6.420	355.52	4.48	597	69.1
MANUF	$396,100	2	0.10	$198,050	8.125	8.750	8.239	7.730	356.55	3.45	571	83.2
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Purpose											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$224,759,058	572	57.89	$392,935	4.875	9.900	6.821	6.195	357.46	2.54	605	78.1
PURCH	$141,696,363	360	36.49	$393,601	4.500	10.000	6.730	6.054	357.35	2.65	641	86.6
REFI	$21,818,964	56	5.62	$389,624	5.250	8.950	6.733	6.187	357.67	2.33	602	81.5
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Occupancy											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$383,257,404	975	98.71	$393,085	4.500	10.000	6.784	6.143	357.43	2.57	618	81.6
2ND HM	$2,822,782	7	0.73	$403,255	5.625	8.750	6.702	6.193	358.16	1.84	641	61.8
NOO	$2,194,199	6	0.57	$365,700	5.625	7.500	6.601	6.092	357.48	2.52	640	75.6
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Range of Months Remaining to Scheduled Maturity											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
181 - 300	$73,306	3	0.02	$24,435	8.875	9.875	9.618	9.109	284.69	75.31	625	58.4
301 - 360	$388,201,079	985	99.98	$394,113	4.500	10.000	6.782	6.142	357.44	2.56	618	81.4
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4



Group 4 (ARM): $388,274,385

Detailed Report

Collateral Grouped by Document Type											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$291,276,306	735	75.02	$396,294	4.500	10.000	6.778	6.137	357.44	2.56	615	83.0
STATED	$96,303,359	251	24.80	$383,679	4.875	9.875	6.798	6.159	357.41	2.59	626	76.9
SIMPLE	$694,719	2	0.18	$347,360	6.750	6.875	6.812	6.303	357.50	2.50	603	64.8
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Collateral Grouped by FICO											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$328,136	1	0.08	$328,136	4.500	4.500	4.500	3.991	357.00	3.00	805	80.0
781 - 800	$989,609	2	0.25	$494,804	6.750	6.875	6.825	6.316	356.60	3.40	788	100.0
761 - 780	$2,360,336	6	0.61	$393,389	5.375	6.625	5.908	5.133	358.01	1.99	770	88.9
741 - 760	$4,963,601	13	1.28	$381,815	5.375	8.875	6.508	5.876	357.00	3.00	747	84.7
721 - 740	$7,548,246	19	1.94	$397,276	4.750	7.999	6.277	5.679	357.68	2.32	729	85.3
701 - 720	$8,475,148	21	2.18	$403,578	5.500	8.000	6.297	5.560	357.04	2.96	710	82.8
681 - 700	$20,801,672	50	5.36	$416,033	4.875	8.000	6.405	5.780	357.51	2.49	689	80.8
661 - 680	$26,447,294	66	6.81	$400,717	4.875	8.500	6.480	5.830	357.39	2.61	668	84.7
641 - 660	$45,107,464	116	11.62	$388,857	4.500	8.875	6.541	5.883	357.49	2.51	650	84.1
621 - 640	$60,694,730	150	15.63	$404,632	4.750	8.750	6.584	5.917	357.37	2.63	630	83.0
601 - 620	$64,584,468	162	16.63	$398,670	5.125	9.875	6.860	6.217	357.35	2.65	611	81.9
581 - 600	$51,049,817	133	13.15	$383,833	5.125	9.650	6.970	6.341	357.44	2.56	591	81.8
561 - 580	$46,336,384	120	11.93	$386,137	5.125	10.000	7.026	6.393	357.65	2.35	571	79.6
541 - 560	$27,345,081	72	7.04	$379,793	6.000	9.625	7.159	6.608	357.25	2.75	551	74.8
521 - 540	$13,520,092	37	3.48	$365,408	5.875	9.250	7.355	6.795	357.64	2.36	531	74.9
501 - 520	$7,214,113	18	1.86	$400,784	5.250	9.625	7.683	6.879	357.64	2.36	511	70.9
500 or Less	$508,194	2	0.13	$254,097	7.875	7.990	7.966	7.457	354.83	5.17	499	70.9
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Grade											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$273,067,664	689	70.33	$396,325	4.500	9.875	6.648	6.017	357.44	2.56	638	83.6
A-	$56,203,336	143	14.48	$393,030	5.125	10.000	6.991	6.278	357.49	2.51	582	79.0
B	$34,433,520	91	8.87	$378,390	5.625	9.900	7.074	6.430	357.18	2.82	568	76.8
C	$15,279,042	42	3.94	$363,787	5.875	9.650	7.234	6.725	357.73	2.27	556	72.4
C-	$6,414,881	17	1.65	$377,346	5.250	9.625	7.784	7.056	357.40	2.60	527	68.5
D	$2,875,941	6	0.74	$479,324	7.000	8.250	7.425	6.916	356.73	3.27	542	60.4
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4


Group 4 (ARM): $388,274,385

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$87,310,932	211	22.49	$413,796	4.750	9.335	7.002	6.352	357.58	2.42	611	79.2
6	$812,783	2	0.21	$406,391	7.250	8.550	7.852	7.343	356.93	3.07	621	87.3
12	$27,957,337	68	7.20	$411,137	5.375	9.250	6.762	6.045	357.27	2.73	626	76.4
24	$84,608,821	212	21.79	$399,098	4.750	9.000	6.699	6.011	356.95	3.05	625	81.7
30	$1,819,417	5	0.47	$363,883	6.250	8.625	7.318	6.809	358.18	1.82	633	87.5
36	$180,777,563	454	46.56	$398,188	4.500	10.000	6.689	6.084	357.63	2.37	617	82.9
60	$4,987,533	36	1.28	$138,543	5.250	9.900	7.512	6.983	356.72	3.28	600	85.3
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	3	$73,306	3	0.02	$24,435	8.875	9.875	9.618	9.109	284.69	75.31	625	58.4
13 - 18	18	$3,558,390	9	0.92	$395,377	6.500	8.250	7.511	6.629	353.91	6.09	615	80.6
19 - 24	21	$84,964,426	221	21.88	$384,454	4.750	9.900	6.770	6.057	356.94	3.06	627	80.5
25 - 31	31	$3,297,577	9	0.85	$366,397	6.500	8.750	7.223	5.924	354.51	5.49	648	85.3
32 - 37	34	$296,380,686	746	76.33	$397,293	4.500	10.000	6.772	6.163	357.67	2.33	615	81.7
	31	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
3.001 - 4.000	$4,200,438	12	1.08	$350,037	4.500	6.125	5.023	4.372	357.14	2.86	672	80.2
4.001 - 5.000	$56,518,033	137	14.56	$412,540	4.500	7.250	5.798	5.191	357.40	2.60	649	77.2
5.001 - 6.000	$141,123,546	347	36.35	$406,696	5.450	9.875	6.573	5.925	357.39	2.61	624	80.1
6.001 - 7.000	$116,139,375	298	29.91	$389,729	5.500	8.875	7.103	6.433	357.44	2.56	607	82.9
7.001 - 8.000	$58,523,430	157	15.07	$372,761	5.625	9.625	7.484	6.906	357.60	2.40	598	85.0
8.001 - 9.000	$10,278,809	31	2.65	$331,574	5.625	10.000	8.028	7.292	357.15	2.85	593	86.2
9.001 - 10.000	$834,886	4	0.22	$208,722	8.250	9.650	8.739	8.230	357.58	2.42	599	89.2
10.001 - 11.000	$655,868	2	0.17	$327,934	6.500	9.900	6.751	6.242	357.85	2.15	565	67.8
6.116	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
9.001 - 10.000	$328,136	1	0.08	$328,136	4.500	4.500	4.500	3.991	357.00	3.00	805	80.0
10.001 - 10.500	$339,254	1	0.09	$339,254	5.500	5.500	5.500	4.991	358.00	2.00	644	76.6
10.501 - 11.000	$2,136,238	5	0.55	$427,248	4.750	6.000	5.674	5.165	357.22	2.78	684	80.1



Group 4 (ARM): $388,274,385

Detailed Report

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
11.001 - 11.500	$3,125,593	8	0.80	$390,699	4.500	6.500	5.844	5.122	356.63	3.37	679	79.1
11.501 - 12.000	$8,321,976	21	2.14	$396,285	4.750	7.000	5.603	4.952	357.51	2.49	656	76.8
12.001 - 12.500	$25,145,854	63	6.48	$399,141	5.125	7.375	5.792	5.160	357.21	2.79	637	77.0
12.501 - 13.000	$52,890,510	130	13.62	$406,850	5.575	7.625	5.988	5.345	357.48	2.52	643	79.5
13.001 - 13.500	$90,431,972	221	23.29	$409,194	6.125	8.250	6.418	5.771	357.56	2.44	621	79.6
13.501 - 14.000	$97,253,397	247	25.05	$393,738	6.525	8.000	6.879	6.246	357.44	2.56	613	82.4
14.001 - 14.500	$54,651,291	140	14.08	$390,366	7.050	8.450	7.365	6.695	357.32	2.68	602	83.3
14.501 - 15.000	$30,941,479	82	7.97	$377,335	7.625	9.000	7.878	7.280	357.54	2.46	599	87.6
15.001 - 15.500	$11,796,722	32	3.04	$368,648	8.125	8.500	8.303	7.679	357.56	2.44	577	81.6
15.501 - 16.000	$8,816,748	29	2.27	$304,026	8.550	9.900	8.777	8.127	357.35	2.65	590	86.3
16.001 - 16.500	$1,247,304	4	0.32	$311,826	9.125	9.335	9.236	8.727	357.00	3.00	557	78.8
16.501 - 17.000	$847,910	4	0.22	$211,978	9.625	10.000	9.814	9.305	351.95	8.05	540	84.8
13.659	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
01/04	$40,823	1	0.01	$40,823	9.875	9.875	9.875	9.366	284.00	76.00	614	70.0
02/04	$14,303	1	0.00	$14,303	8.875	8.875	8.875	8.366	285.00	75.00	745	45.7
03/04	$18,180	1	0.00	$18,180	9.625	9.625	9.625	9.116	286.00	74.00	557	42.2
04/05	$334,196	1	0.09	$334,196	7.875	7.875	7.875	7.366	353.00	7.00	606	95.0
05/05	$3,224,194	8	0.83	$403,024	6.500	8.250	7.473	6.553	354.00	6.00	616	79.1
06/05	$7,412,989	19	1.91	$390,157	5.490	8.950	6.709	5.466	355.00	5.00	635	80.5
07/05	$24,121,440	64	6.21	$376,897	4.750	9.900	6.682	5.728	356.01	3.99	631	80.2
08/05	$23,403,594	59	6.03	$396,671	5.375	9.650	6.810	6.253	357.00	3.00	634	81.1
09/05	$21,533,032	54	5.55	$398,760	5.250	8.500	6.721	6.212	358.00	2.00	624	79.4
10/05	$8,027,812	24	2.07	$334,492	5.375	9.625	7.071	6.562	359.00	1.00	602	83.1
11/05	$465,560	1	0.12	$465,560	7.375	7.375	7.375	6.866	348.00	12.00	553	64.0
04/06	$802,396	2	0.21	$401,198	6.950	7.000	6.975	5.653	353.00	7.00	626	73.9
06/06	$2,495,181	7	0.64	$356,454	6.500	8.750	7.302	6.011	355.00	5.00	656	89.0
07/06	$47,356,180	119	12.20	$397,951	5.000	10.000	6.987	6.074	356.01	3.99	607	81.9
08/06	$80,902,518	207	20.84	$390,833	4.500	9.335	6.704	6.066	357.01	2.99	616	80.9
09/06	$94,316,232	239	24.29	$394,629	4.875	9.625	6.747	6.238	358.01	1.99	617	82.0
10/06	$73,805,756	181	19.01	$407,767	4.875	8.750	6.741	6.232	359.00	1.00	615	82.0
	$388,274,385	988	100.00	$392,990	4.500	10.000	6.783	6.143	357.43	2.57	618	81.4

Group 5 (ARM): $126,380,308

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

Range

Total Number of Loans	605			
Total Outstanding Loan Balance	$126,380,308			
Average Loan Balance	$208,893	$21,072	to	$558,545
WA Mortgage Rate	7.898%	5.500%	to	11.525%
Net WAC	7.378%	4.991%	to	11.016%
ARM Characteristics				
WA Gross Margin	7.577%	2.375%	to	12.090%
WA Months to First Roll	30	5	to	35
WA First Periodic Cap	1.920%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.387%	1.000%	to	3.000%
WA Lifetime Cap	14.692%	10.600%	to	18.525%
WA Lifetime Floor	7.912%	5.500%	to	11.525%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	357	351	to	359
WA LTV	89.06%	24.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	614			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	77.78%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): HARD	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.52%	SFR: 80.46%	FULL DOC: 53.76%	RFCO: 48.08%	OOC: 99.12%	A: 76.92%	0: 22.22%
GA: 5.37%	PUD: 15.25%	STATED: 45.98%	PURCH: 43.63%	NOO: 0.75%	A-: 6.03%	6: 0.12%
MI: 5.18%	CONDO: 3.80%	SIMPLE: 0.26%	REFI: 8.29%	2ND: 0.13%	B: 5.73%	12: 6.54%
MA: 4.78%	2-4 UNIT: 0.33%				C: 5.54%	24: 20.36%
FL: 4.31%	HI CONDO: 0.13%				C-: 5.77%	36: 49.33%
						60: 1.43%



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-5

Group 5 (ARM): $126,380,308
Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
6MO LIBOR	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
2/28 LIBOR	$35,703,510	208	28.25	$171,651	5.600	11.400	8.519	7.990	357.04	2.96	609	88.0
3/27 LIBOR	$90,237,159	396	71.40	$227,872	5.500	11.525	7.657	7.141	357.55	2.45	617	89.5
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ARM 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
$0 - $25000	$21,072	1	0.02	$21,072	9.500	9.500	9.500	8.991	356.00	4.00	545	65.0
$25000.01 - $50000	$1,626,437	37	1.29	$43,958	7.500	11.525	10.011	9.453	356.80	3.20	565	76.3
$50000.01 - $75000	$5,663,487	90	4.48	$62,928	6.990	11.390	9.702	9.108	357.11	2.89	561	78.0
$75000.01 - $100000	$7,178,626	81	5.68	$88,625	6.325	10.930	9.211	8.648	357.19	2.81	573	84.6
$100000.01 - $ 150000	$12,212,742	100	9.66	$122,127	5.625	11.070	9.194	8.653	357.28	2.72	577	86.1
$150000.01 - $ 200000	$8,621,134	50	6.82	$172,423	5.870	10.500	8.945	8.436	357.11	2.89	578	85.3
$200000.01 - $ 250000	$3,550,623	16	2.81	$221,914	7.190	9.990	8.957	8.448	357.08	2.92	583	82.8
$250000.01 - $ 300000	$1,365,583	5	1.08	$273,117	8.990	10.500	9.511	9.002	356.62	3.38	565	87.9
$300000.01 - $ 350000	$22,355,342	67	17.69	$333,662	5.750	9.990	7.423	6.914	357.44	2.56	629	91.6
$350000.01 - $ 400000	$35,754,520	95	28.29	$376,363	5.500	9.625	7.211	6.702	357.72	2.28	634	91.4
$400000.01 - $ 450000	$16,076,678	38	12.72	$423,070	5.990	9.000	7.228	6.719	357.41	2.59	631	91.0
$450000.01 - $ 500000	$11,395,519	24	9.02	$474,813	5.625	10.125	7.253	6.744	357.37	2.63	641	92.2
$550000.01 - $ 600000	$558,545	1	0.44	$558,545	6.750	6.750	6.750	6.241	357.00	3.00	658	93.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
AL	$618,750	9	0.49	$68,750	8.425	11.390	9.723	8.936	357.74	2.26	567	83.3
AZ	$1,645,240	10	1.30	$164,524	7.490	11.000	8.554	8.045	357.08	2.92	609	92.7
AR	$839,702	8	0.66	$104,963	6.625	10.525	8.591	8.082	356.51	3.49	583	86.3
CA	$51,206,102	138	40.52	$371,059	5.500	10.125	7.176	6.667	357.48	2.52	636	90.8

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.



Group 5 (ARM): $126,380,308

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
CO	$1,481,095	8	1.17	$185,137	6.500	9.850	8.210	7.701	356.92	3.08	604	90.5
CT	$701,522	3	0.56	$233,841	6.625	9.990	8.335	7.826	357.22	2.78	611	94.0
DE	$110,796	1	0.09	$110,796	9.880	9.880	9.880	9.371	356.00	4.00	604	100.0
FL	$5,450,343	29	4.31	$187,943	6.375	10.940	8.257	7.748	357.96	2.04	589	88.4
GA	$6,792,644	40	5.37	$169,816	6.500	11.525	8.898	8.389	357.80	2.20	589	89.4
ID	$378,341	2	0.30	$189,170	6.875	9.250	7.185	6.462	357.74	2.26	596	98.6
IL	$1,663,611	8	1.32	$207,951	6.250	10.800	7.662	7.153	356.94	3.06	634	86.1
IN	$1,263,803	11	1.00	$114,891	6.625	11.000	8.470	7.961	358.15	1.85	614	94.7
IA	$209,470	3	0.17	$69,823	7.750	8.140	8.026	7.517	356.82	3.18	618	87.8
KS	$871,027	8	0.69	$108,878	8.750	10.875	9.453	8.944	356.95	3.05	590	87.6
KY	$71,837	1	0.06	$71,837	9.970	9.970	9.970	9.461	356.00	4.00	558	80.0
LA	$512,061	4	0.41	$128,015	8.925	11.000	9.439	8.930	357.49	2.51	573	91.2
MD	$3,712,618	11	2.94	$337,511	6.500	9.880	7.762	7.253	358.01	1.99	618	90.2
MA	$6,041,127	16	4.78	$377,570	6.500	9.500	7.506	6.997	357.68	2.32	627	90.9
MI	$6,547,472	52	5.18	$125,913	5.870	10.990	8.729	8.152	356.73	3.27	590	84.7
MN	$4,348,484	27	3.44	$161,055	6.750	10.250	8.082	7.573	356.88	3.12	579	82.1
MS	$1,289,740	8	1.02	$161,218	7.125	11.375	8.260	7.751	358.10	1.90	587	85.7
MO	$3,909,696	45	3.09	$86,882	6.325	11.100	9.167	8.631	357.22	2.78	589	84.7
NE	$96,063	2	0.08	$48,031	9.600	9.800	9.714	9.205	355.86	4.14	597	95.7
NV	$755,429	2	0.60	$377,715	6.875	8.375	7.582	7.073	357.06	2.94	591	87.1
NH	$164,772	1	0.13	$164,772	7.875	7.875	7.875	7.366	358.00	2.00	587	100.0
NJ	$2,604,893	10	2.06	$260,489	7.875	10.500	8.937	8.428	357.75	2.25	587	82.7
NM	$207,806	2	0.16	$103,903	7.990	9.725	8.477	7.968	356.12	3.88	544	70.4
NY	$2,254,820	7	1.78	$322,117	6.500	11.000	7.095	6.586	358.18	1.82	602	83.3
NC	$2,065,357	23	1.63	$89,798	7.750	11.350	9.266	8.695	356.99	3.01	579	81.4
OH	$2,270,175	19	1.80	$119,483	6.250	10.400	8.334	7.825	357.08	2.92	600	88.6
OK	$394,577	5	0.31	$78,915	7.500	11.400	9.206	8.697	357.32	2.68	593	94.6
OR	$341,479	3	0.27	$113,826	8.999	10.250	9.884	9.375	356.59	3.41	598	100.0
PA	$505,038	4	0.40	$126,260	8.600	9.800	9.396	8.887	357.53	2.47	565	82.4
RI	$291,335	2	0.23	$145,668	9.250	9.500	9.389	8.880	356.11	3.89	523	59.1
SC	$629,673	7	0.50	$89,953	9.175	10.550	9.945	9.436	357.76	2.24	566	85.2
TN	$1,329,295	12	1.05	$110,775	7.875	10.675	9.416	8.697	356.94	3.06	591	93.2
TX	$4,508,029	26	3.57	$173,386	5.625	11.070	7.979	7.470	357.23	2.77	621	94.5
UT	$1,008,025	4	0.80	$252,006	7.625	9.750	8.177	7.668	356.82	3.18	632	91.0
VA	$4,243,117	15	3.36	$282,874	6.250	11.100	7.635	7.126	357.15	2.85	613	88.2
WA	$1,319,285	6	1.04	$219,881	8.250	10.875	9.203	8.694	356.51	3.49	611	92.4
WV	$39,932	1	0.03	$39,932	10.250	10.250	10.250	9.741	356.00	4.00	511	26.8
WI	$1,685,725	12	1.33	$140,477	7.860	10.050	8.767	8.182	357.86	2.14	616	85.4
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

 **Countrywide**
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For
Countrywide Asset-Backed Certificates, Series 2003-5

Group 5 (ARM): $126,380,308

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG LTV
50.00 or Less	$466,719	7	0.37	$66,674	8.450	11.100	9.824	9.315	357.26	2.74	546	38.2
50.01-55.00	$256,067	3	0.20	$85,356	7.765	10.875	8.763	8.254	356.18	3.82	606	53.5
55.01-60.00	$452,735	5	0.36	$90,547	9.250	11.350	9.821	9.312	356.90	3.10	515	58.6
60.01-65.00	$1,824,980	18	1.44	$101,388	7.725	9.990	9.304	8.795	357.23	2.77	547	63.4
65.01-70.00	$5,492,806	52	4.35	$105,631	7.150	11.400	9.355	8.748	357.13	2.87	534	69.2
70.01-75.00	$7,853,044	65	6.21	$120,816	5.750	11.000	8.648	8.128	357.39	2.61	561	74.6
75.01-80.00	$8,940,416	63	7.07	$141,911	5.625	11.525	7.939	7.416	357.64	2.36	589	79.5
80.01-85.00	$13,150,476	61	10.41	$215,582	5.500	11.375	7.664	7.147	357.27	2.73	607	84.6
85.01-90.00	$42,350,862	139	33.51	$304,682	5.625	10.990	7.340	6.820	357.38	2.62	635	89.7
90.01-95.00	$11,193,286	35	8.86	$319,808	5.990	10.000	7.433	6.924	357.71	2.29	629	94.6
95.01-100.00	$34,398,916	157	27.22	$219,101	6.125	11.070	8.279	7.770	357.43	2.57	624	99.9
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
5.001 - 5.500	$355,710	1	0.28	$355,710	5.500	5.500	5.500	4.991	359.00	1.00	602	81.9
5.501 - 6.000	$3,900,986	11	3.09	$354,635	5.600	6.000	5.866	5.357	357.74	2.26	652	86.7
6.001 - 6.500	$15,027,821	41	11.89	$366,532	6.125	6.500	6.363	5.854	357.74	2.26	656	90.6
6.501 - 7.000	$22,875,462	62	18.10	$368,959	6.600	7.000	6.822	6.313	357.55	2.45	638	91.0
7.001 - 7.500	$19,908,446	64	15.75	$311,069	7.125	7.500	7.304	6.795	357.35	2.65	623	88.5
7.501 - 8.000	$13,885,618	53	10.99	$261,993	7.540	8.000	7.799	7.290	357.31	2.69	610	90.6
8.001 - 8.500	$10,572,723	42	8.37	$251,731	8.125	8.500	8.330	7.791	357.08	2.92	612	91.7
8.501 - 9.000	$10,242,852	56	8.10	$182,908	8.550	9.000	8.803	8.282	357.37	2.63	597	89.4
9.001 - 9.500	$11,180,351	90	8.85	$124,226	9.050	9.500	9.310	8.773	357.22	2.78	577	87.4
9.501 - 10.000	$11,443,034	102	9.05	$112,187	9.525	10.000	9.792	9.267	357.46	2.54	569	85.7
10.001 - 10.500	$4,099,602	41	3.24	$99,990	10.050	10.500	10.289	9.758	357.23	2.77	581	84.4
10.501 - 11.000	$2,228,065	32	1.76	$69,627	10.525	11.000	10.769	10.156	357.18	2.82	560	82.0
11.001 - 11.500	$610,102	9	0.48	$67,789	11.070	11.400	11.176	10.531	357.13	2.87	557	80.3
11.501 - 12.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
SFR	$101,679,915	513	80.46	$198,206	5.500	11.525	7.941	7.419	357.44	2.56	612	88.6
PUD	$19,275,118	65	15.25	$296,540	5.625	10.670	7.646	7.137	357.28	2.72	623	91.6
CONDO	$4,800,345	21	3.80	$228,588	5.625	10.500	7.859	7.350	357.25	2.75	622	93.0
2-4 UNITS	$418,747	4	0.33	$104,687	7.150	10.250	9.178	8.669	358.17	1.83	614	68.0
HI CONDO	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

5-4



Group 5 (ARM): $126,380,308

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
MANUF	$46,638	1	0.04	$46,638	10.875	10.875	10.875	10.366	357.00	3.00	506	55.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
RFCO	$60,769,913	339	48.08	$179,262	5.875	11.525	8.099	7.571	357.49	2.51	599	84.9
PURCH	$55,136,752	209	43.63	$263,812	5.500	11.070	7.694	7.185	357.39	2.61	630	93.7
REFI	$10,473,643	57	8.29	$183,748	5.750	11.100	7.803	7.275	357.10	2.90	618	88.7
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
OOC	$125,266,713	596	99.12	$210,179	5.500	11.525	7.888	7.369	357.41	2.59	614	89.2
NOO	$954,050	8	0.75	$119,256	7.625	10.990	9.169	8.660	357.39	2.61	646	74.1
2ND HM	$159,545	1	0.13	$159,545	7.765	7.765	7.765	7.256	356.00	4.00	654	53.3
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
301 - 360	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
FULL DOC	$67,945,034	426	53.76	$159,495	5.625	11.525	8.445	7.918	357.37	2.63	599	90.5
STATED	$58,109,116	178	45.98	$326,456	5.500	10.375	7.260	6.750	357.45	2.55	632	87.4
SIMPLE	$326,158	1	0.26	$326,158	7.500	7.500	7.500	6.991	359.00	1.00	644	85.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1



Group 5 (ARM): $126,380,308

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
801 - 820	$339,061	1	0.27	$339,061	6.500	6.500	6.500	5.991	357.00	3.00	809	100.0
781 - 800	$838,446	2	0.66	$419,223	6.125	6.625	6.402	5.893	358.00	2.00	784	100.0
761 - 780	$438,379	2	0.35	$219,190	6.325	6.750	6.669	6.160	358.00	2.00	775	98.1
741 - 760	$810,216	2	0.64	$405,108	6.875	10.125	8.795	8.286	357.41	2.59	746	85.9
721 - 740	$1,203,347	3	0.95	$401,116	5.600	6.875	6.316	5.807	358.35	1.65	727	93.7
701 - 720	$2,311,306	7	1.83	$330,187	5.750	7.990	6.665	6.156	357.16	2.84	707	88.5
681 - 700	$7,133,179	21	5.64	$339,675	6.125	8.550	7.093	6.584	357.48	2.52	690	90.9
661 - 680	$7,404,030	20	5.86	$370,201	5.875	9.950	6.956	6.447	357.39	2.61	670	90.2
641 - 660	$14,767,789	47	11.69	$314,208	5.625	10.375	7.177	6.668	357.59	2.41	650	91.4
621 - 640	$18,791,677	68	14.87	$276,348	5.990	10.990	7.504	6.995	357.54	2.46	630	92.2
601 - 620	$19,182,872	79	15.18	$242,821	5.500	11.375	7.815	7.306	357.14	2.86	610	91.0
581 - 600	$26,721,390	120	21.14	$222,678	6.250	11.525	8.255	7.746	357.37	2.63	591	94.2
561 - 580	$8,435,677	56	6.67	$150,637	6.250	11.000	8.354	7.803	357.55	2.45	572	85.4
541 - 560	$6,135,875	66	4.86	$92,968	5.870	11.400	8.934	8.314	357.14	2.86	550	76.8
521 - 540	$6,388,384	63	5.05	$101,403	7.375	11.125	9.467	8.958	357.33	2.67	532	75.2
501 - 520	$5,417,265	47	4.29	$115,261	6.875	11.390	9.516	8.949	357.58	2.42	512	68.4
NOT SCORED	$61,416	1	0.05	$61,416	9.900	9.900	9.900	9.391	357.00	3.00	N/A	75.0
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
A	$97,213,514	350	76.92	$277,753	5.600	11.070	7.602	7.093	357.45	2.55	633	92.6
A-	$7,615,486	40	6.03	$190,387	5.500	10.990	7.954	7.412	357.21	2.79	579	86.5
B	$7,247,639	73	5.73	$99,283	5.870	11.000	8.679	8.063	357.33	2.67	566	78.9
C	$7,005,390	78	5.54	$89,813	7.375	11.525	9.476	8.967	357.12	2.88	541	75.1
C-	$7,298,279	64	5.77	$114,036	6.875	11.400	9.497	8.945	357.52	2.48	521	67.7
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
0	$28,086,067	133	22.22	$211,173	6.125	11.350	8.281	7.768	357.59	2.41	608	88.0
6	$146,802	3	0.12	$48,934	9.500	9.980	9.663	9.154	355.48	4.52	553	71.1
12	$8,263,344	27	6.54	$306,050	5.875	10.250	7.489	6.980	357.52	2.48	631	87.4
24	$25,730,518	134	20.36	$192,019	5.600	11.400	8.088	7.561	357.04	2.96	617	89.2
36	$62,341,824	298	49.33	$209,201	5.500	11.525	7.711	7.189	357.47	2.53	613	89.7
60	$1,811,753	10	1.43	$181,175	5.625	9.250	7.423	6.914	357.77	2.23	631	89.9
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1



Group 5 (ARM): $126,380,308

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0 - 6	5	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
13 - 18	18	$1,630,561	9	1.29	$181,173	7.500	10.990	8.572	8.063	353.58	6.42	620	83.9
19 - 24	21	$34,072,948	199	26.96	$171,221	5.600	11.400	8.516	7.986	357.20	2.80	608	88.2
25 - 31	31	$3,610,944	21	2.86	$171,950	6.750	11.350	8.108	7.520	354.96	5.04	596	87.0
32 - 37	34	$86,626,215	375	68.54	$231,003	5.500	11.525	7.638	7.125	357.66	2.34	617	89.6
	30	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
2.001 - 3.000	$374,250	1	0.30	$374,250	5.990	5.990	5.990	5.481	358.00	2.00	626	75.0
4.001 - 5.000	$3,709,909	9	2.94	$412,212	5.500	7.500	6.207	5.698	356.97	3.03	642	88.5
5.001 - 6.000	$21,688,600	56	17.16	$387,296	5.600	7.500	6.649	6.140	357.76	2.24	656	90.3
6.001 - 7.000	$32,985,503	90	26.10	$366,506	5.625	9.250	7.216	6.707	357.37	2.63	628	90.7
7.001 - 8.000	$22,142,135	59	17.52	$375,290	6.250	10.125	7.838	7.329	357.57	2.43	619	94.4
8.001 - 9.000	$5,343,039	15	4.23	$356,203	6.875	9.990	8.619	8.110	357.82	2.18	622	92.9
9.001 - 10.000	$33,369,865	302	26.40	$110,496	5.750	11.400	9.117	8.580	357.18	2.82	576	84.1
10.001 - 11.000	$5,611,058	59	4.44	$95,103	7.270	11.390	9.785	9.227	357.16	2.84	568	83.0
11.001 - 12.000	$1,103,623	13	0.87	$84,894	8.450	11.525	10.258	9.633	356.74	3.26	557	78.1
12.001 - 13.000	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
7.577	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
10.501 - 11.000	$364,713	1	0.29	$364,713	5.600	5.600	5.600	5.091	358.00	2.00	726	85.0
11.501 - 12.000	$1,645,909	5	1.30	$329,182	5.750	6.975	6.204	5.695	357.36	2.64	650	82.8
12.001 - 12.500	$1,019,849	4	0.81	$254,962	5.500	6.500	6.137	5.628	358.35	1.65	611	81.0
12.501 - 13.000	$3,742,214	13	2.96	$287,863	5.625	6.990	6.241	5.732	357.61	2.39	637	88.3
13.001 - 13.500	$17,740,942	54	14.04	$328,536	6.125	8.500	6.565	6.056	357.41	2.59	647	89.8
13.501 - 14.000	$23,933,477	75	18.94	$319,113	6.600	9.000	6.957	6.448	357.44	2.56	633	90.0
14.001 - 14.500	$18,025,017	59	14.26	$305,509	7.125	8.500	7.364	6.855	357.56	2.44	624	89.0
14.501 - 15.000	$13,758,575	48	10.89	$286,637	7.625	8.999	7.959	7.450	357.42	2.58	611	92.5
15.001 - 15.500	$12,993,531	64	10.28	$203,024	8.125	10.425	8.626	8.093	357.02	2.98	606	91.3
15.501 - 16.000	$11,992,283	82	9.49	$146,247	8.600	9.990	9.186	8.651	357.40	2.60	589	89.6
16.001 - 16.500	$8,645,939	69	6.84	$125,303	9.050	10.500	9.470	8.924	357.34	2.66	570	86.5
16.501 - 17.000	$7,543,029	69	5.97	$109,319	9.525	11.000	9.864	9.342	357.63	2.37	564	83.6
17.000 - 17.500	$2,777,118	30	2.20	$92,571	10.050	11.375	10.284	9.742	357.34	2.66	597	85.2
17.501 - 18.000	$1,595,818	23	1.26	$69,383	10.525	11.000	10.799	10.210	356.99	3.01	562	80.4



Group 5 (ARM): $126,380,308

Detailed Report

Range of Maximum Rates											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
18.001 - 18.500	$552,360	8	0.44	$69,045	11.070	11.400	11.155	10.496	357.03	2.97	553	79.8
18.501 - 19.000	$49,536	1	0.04	$49,536	11.525	11.525	11.525	11.016	356.00	4.00	596	80.0
14.692	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1

Next Interest Adjustment Date											
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
04/04	$439,639	1	0.35	$439,639	7.000	7.000	7.000	6.491	359.00	1.00	584	80.0
02/05	$52,325	1	0.04	$52,325	10.990	10.990	10.990	10.481	351.00	9.00	531	70.0
04/05	$525,391	2	0.42	$262,695	7.500	9.990	7.916	7.407	353.00	7.00	658	81.2
05/05	$1,128,691	7	0.89	$161,242	7.500	10.525	8.828	8.319	354.07	5.93	602	85.8
06/05	$4,712,236	36	3.73	$130,895	7.190	11.070	8.978	8.367	355.09	4.91	590	86.6
07/05	$7,863,046	48	6.22	$163,813	6.250	11.400	8.504	7.966	356.12	3.88	604	88.8
08/05	$8,430,095	54	6.67	$156,113	6.375	11.070	8.930	8.421	357.30	2.70	603	86.9
09/05	$6,513,617	35	5.15	$186,103	5.600	11.125	8.280	7.771	358.15	1.85	611	86.4
10/05	$6,478,108	25	5.13	$259,124	5.990	11.100	7.883	7.374	359.00	1.00	630	92.3
05/06	$132,413	2	0.10	$66,207	9.340	9.990	9.666	8.338	354.00	6.00	533	77.5
06/06	$3,994,719	25	3.16	$159,789	6.750	11.350	8.248	7.694	355.13	4.87	594	86.3
07/06	$11,994,043	63	9.49	$190,382	5.875	11.525	7.857	7.318	356.08	3.92	613	88.1
08/06	$24,319,893	103	19.24	$236,115	5.625	11.375	7.523	7.014	357.03	2.97	620	90.9
09/06	$33,933,441	139	26.85	$244,125	5.625	11.100	7.642	7.133	358.07	1.93	618	89.2
10/06	$15,862,650	64	12.55	$247,854	5.500	10.875	7.577	7.068	359.00	1.00	617	90.1
	$126,380,308	605	100.00	$208,893	5.500	11.525	7.898	7.378	357.41	2.59	614	89.1